Form 10-K, Exhibit 13
period 1993-12-31
BEMIS CO INC
filed 1994-03-24
CIK 11199

BEMIS COMPANY, INC.
AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

(in thousands, except percents, ratios, per share amounts, stockholders and employees)


                                                                                                                       %
                                                                                       1993            1992       Change
- ------------------------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $1,203,494      $1,181,336           2%

Income before taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . .         74,377          90,286          (18)

Taxes based on income. . . . . . . . . . . . . . . . . . . . . . . . . . . .         28,300          33,000          (14)

Cumulative effect on prior years of adoption of FAS 112
  in 1993 and FAS 106 and FAS 109 in 1992. . . . . . . . . . . . . . . . . .         (1,746)           (274)

Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         44,331          57,012          (22)

Return on average common
  stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . .          12.1%           16.5%          (27)

Cash dividends paid on
  common stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         25,586          23,530            9

Expenditures for property
  and equipment. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         60,729          70,688          (14)

Working capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        152,820         154,030           (1)

Current ratio. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            1.8             2.0          (10)

Per share of common stock:
  Income before effect of changes
    in accounting principles . . . . . . . . . . . . . . . . . . . . . . . .            .89            1.11          (20)
  Cumulative effect of adoption of FAS 112 in 1993
  and FAS 106 and FAS 109 in 1992. . . . . . . . . . . . . . . . . . . . . .           (.03)           (.01)
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            .86            1.10          (22)
  Dividends paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            .50             .46            9
  Book value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           7.24            7.06            3

Stock PE ratio range . . . . . . . . . . . . . . . . . . . . . . . . . . . .          24-31           18-27

Average common shares and common share
  equivalents outstanding during the year for
  computation of earnings per share. . . . . . . . . . . . . . . . . . . . .         51,767          51,840

Common shares outstanding at year-end. . . . . . . . . . . . . . . . . . . .         51,201          51,152

Number of common stockholders. . . . . . . . . . . . . . . . . . . . . . . .          5,649           5,020           13

Number of employees. . . . . . . . . . . . . . . . . . . . . . . . . . . . .          7,565           7,733           (2)


                                            MANAGEMENT'S DISCUSSION AND ANALYSIS


SUMMARY

   Several significant strategic actions were taken during 1993 as the Company continued to focus on its core businesses. In the first quarter, the bakery packaging business of Princeton Packaging, Inc. was acquired and merged into our polyethylene packaging operations, and two non-core rigid container businesses were sold, Louisiana Plastics, Inc. (injection molded containers) and the Nashua plant (blow molded containers). In the third quarter, a pretax restructuring charge of $21 million ($13.1 million after-tax or 25 cents per share) was announced, primarily related to the closedown of the Custom Resins' (nylon resin manufacturing) plant, the realignment of assets in the packaging machinery business and the consolidation of two paper packaging plants into larger facilities.

   In addition, the Company made a fourth quarter election to absorb a $1.7 million charge against Net Income (3 cents per share) covering the cumulative effect of the accounting principles change for postemployment benefits (FAS
112).

   Results for 1993 are highlighted by the eleventh consecutive year of increased sales ($1.20 billion) despite difficult market conditions in Europe. Net Income of $46.1 million, before the effect of FAS 112 adoption, declined compared to the prior year. This was due entirely to the $13.1 million restructuring charge previously explained. Exclusive of these unusual expenses, Net Income also increased for the eleventh consecutive year. These 1993 increases in both sales and income were generated entirely by the Flexible Packaging segment. The Specialty Coated and Graphics Products segment was down in both sales and earnings in 1993 due to the currency dislocations and the weak economy in Europe.

   Net Income for 1992 totaled $57 million versus $53 million for 1991, while Net Sales were $1.18 billion and $1.14 billion respectively. For the comparative years, sales and operating income were up in both business segments. Lower debt and reduced interest rates in 1992 resulted in a $4.6 million drop in interest expense for 1992 versus 1991 which also contributed to the higher 1992 Net Income.

COSTS AND EXPENSES

Cost of Goods Sold as a percentage of Net Sales remained relatively flat for the three year period. The slight decrease in gross margins in 1993 relates primarily to higher overhead rates in our Flexible Packaging area due to substan-


                                                            Percent
THREE-YEAR REVIEW OF RESULTS
                                                  1993     1992      1991
                                                ------    -----     -----
Net Sales                                       100.0%   100.0%    100.0%
Cost of products sold                            77.0     76.9      76.9
                                                ------  ------     ------
Gross margin                                     23.0     23.1      23.1
Selling, general and administrative expenses     13.4     13.4      13.6
All other expenses                                3.4      2.1       2.1
                                                ------   ------    ------
Income before income taxes                        6.2      7.6       7.4
Taxes based on income                             2.4      2.8       2.8
                                                 -----   ------     -----
Income before effect of changes in
    accounting principles                         3.8      4.8       4.6
Cumulative effect on prior years of adoption
    of FAS 112 in 1993 and FAS 106 and
    FAS 109 in 1992                              (0.1)
                                                 -----    -----     -----
Net income                                        3.7%     4.8%      4.6%
Effective tax rate                               38.0%    36.6%     37.6%


tial capital additions not yet fully utilized. In addition, the sharp drop in European sales in 1993 due to the weak European economy contributed to under utilization of our manufacturing facilities there.

   Selling, General and Administrative Expense increased in absolute dollars in 1993 to $161.6 million from $157.4 million in 1992 and $155.0 million in 1991, but remained relatively flat as a percent of sales. The somewhat higher expenditures in 1993 versus 1992 relate primarily to increased costs associated with the acquisition and integration of the new bakery packaging business, additional expenditures associated with the implementation of new management information systems, and added 1993 costs for postretirement benefits associated with FAS 106 adopted in 1992.

   Research and Development Expense was $14.1 million in 1993, $15.9 million in 1992 and $13.2 million in 1991. The 1993 decline was due to reduced expenditures in both business segments. In 1992 our expenses were up over 1991 due to increased product development expense in our packaging machinery business.

   Interest Expense was $7.2 million for 1993, compared to $7.5 million in 1992 and $12.1 million in 1991. The modest decrease between 1993 and 1992 is due entirely to lower average interest rates during the year. The combination of lower average debt and declining interest rates accounted for the sharp drop in interest expense between 1992 and 1991.

   Other Costs (Income) reflects a $17.7 million cost for 1993 versus income of $1.7 million in 1992 and $4.2 million in 1991. The sharp expense increase in 1993 is due principally to a third quarter restructuring charge of $21 million. The decline of $2.5 million in Other Income for 1992 versus 1991 relates primarily to the 1991 gain from the sale of Sackner Products, Inc.

INCOME TAXES

   Our effective tax rates were 38 percent in 1993 versus 37 percent in 1992 and 38 percent in 1991. The increase in 1993 is due primarily to the 1 percent increase in the U.S. Federal statutory tax rate during the year. The reduced rate in 1992 versus 1991 is due to changes in the overall effective foreign tax rate for 1992. The primary difference between our overall tax rate and the U.S. statutory tax rate of 35 percent in 1993 and 34 percent in 1992 and 1991 relates to state and local income taxes net of the federal income tax benefit.

ACCOUNTING CHANGES

In 1993, the Company elected early adoption of FAS 112, Employers' Accounting for Postemployment Benefits, which resulted in a $1.7 million charge against Net Income (3 cents per share). In 1992, the Company elected early adoption of FAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and also adopted FAS 109, Accounting for Income Taxes. These two accounting changes combined resulted in a charge against Net Income for 1992 of $.3 million (1 cent per share).

OTHER

In January of 1994, the Company completed two new acquisitions:

Fitchburg Coated Products, a Scranton, Pennsylvania, pressure-sensitive materials manufacturer with annual sales of approximately $80 million; and Hargro Health Care Packaging, a Chicago flexible packaging manufacturer with annual sales of $17 million.
   Looking forward, 1993 closed on a positive note with a strong fourth quarter performance, particularly in the Flexible Packaging Products segment. While European business conditions are projected to remain somewhat depressed in 1994, we expect that our downturn there has bottomed out. These factors coupled with recent acquisitions, better utilization of our expanded facilities, and completion of the restructuring program started in 1993 position the Company for improved long-term growth and profitability.

RETURN ON INVESTMENT

   Return on average common stockholders' equity in 1993 was 12.1 percent compared to 16.5 percent in 1992 and 17 percent in 1991. The sharp decline for 1993 versus 1992 is due primarily to the $21 million restructuring charge in 1993, previously explained.

   Operating profit as a percent of average investment, which appears in the Five Year Summary on page five of this report, was 16.9 percent in 1993, compared to 20.9 percent in 1992 and 21.3 percent in 1991.

   The return in Flexible Packaging was 16.2 percent in 1993 compared to 19.3 percent in 1992 and 20 percent in 1991. The return in Specialty Coated and Graphics Products was 18.9 percent in 1993 compared to 25.2 percent in 1992 and
24.4 percent in 1991.

   Return on average total capital was 9.2 percent in 1993 and 11.8 percent in both 1992 and 1991. Total capital is defined as the sum of all short-term and long-term debt, including obligations under capital leases, stockholders' equity and deferred taxes. Return on capital is based on net income adjusted for interest expense on an after-tax basis.

CAPITAL EXPENDITURES

   Capital expenditures in 1993 were $60.7 million compared to $70.7 million in 1992 and $56.9 million in 1991. In 1994 management anticipates expenditures in the $75 to $80 million range. The bulk of these expenditures will be for continued expansion of the Company's major growth businesses, with major equipment planned for both the coated and laminated film and polyethylene packaging businesses. These expenditures will be made primarily from internally generated funds.

CAPITAL STRUCTURE, LIQUIDITY AND CASH FLOW

   Stockholders' equity increased in 1993 to $370.5 million, up from $361.0 million in 1992 and $329.2 million in 1991, due primarily to earnings net of dividend payments. In 1993 there were $1.3 million in common stock purchases compared to no purchases in 1992 and 1991.

   Total debt decreased $11.3 million in 1993 to $127.3 million, making debt as a percent of stockholders' equity 34 percent compared to 38 percent in 1992 and 42 percent in 1991. In 1994 total debt is expected to increase $30 - $40 million due to acquisitions and increases in capital expenditures and working capital.

   Working capital (excluding short-term debt) decreased by $4.6 million to $156.9 million in 1993 following an increase of $13 million to $161.5 million in 1992, and a decrease of $9.8 million in 1991.

The current ratio in 1993 was 1.8:1 compared to 2.0:1 in 1992 and 1.8:1 in 1991.

   The Company's cash flow remained strong in 1993 as cash provided by operations was $97.5 million compared to $93.8 million in 1992 and $102.8 million in 1991. Cash provided by operations was reduced in 1993 by charges against income of $15.9 million for restructuring and FAS 112, and in 1992 by $13.3 million relating to FAS 106. The following schedule presents the major sources and uses of cash for the Company in 1993.


SOURCES AND USES OF CASH
(in millions of dollars)

SOURCES
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 44.3
Depreciation and
  amortization . . . . . . . . . . . . . . . . . . . . . . . . . .          47.0
Decrease in working capital* . . . . . . . . . . . . . . . . . . .           4.6
Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           9.4
                                                                          ------
  Total Sources. . . . . . . . . . . . . . . . . . . . . . . . . .        $105.3
                                                                          ======

USES
Capital expenditures . . . . . . . . . . . . . . . . . . . . . . .        $ 60.7
Business acquisition,
  net of dispositions. . . . . . . . . . . . . . . . . . . . . . .           7.7
Decrease in total debt . . . . . . . . . . . . . . . . . . . . . .          11.3
Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . .          25.6
                                                                           -----
  Total Uses . . . . . . . . . . . . . . . . . . . . . . . . . . .        $105.3
                                                                          ======


*Excluding short-term debt

   The Company's pretax interest coverage was 11 times in 1993 compared to 13 times in 1992 and 8 times in 1991. Pretax income decreased to $74.4 million in 1993 from $90.3 million in 1992 and $84.9 million in 1991. Interest expense was $7.2 million in 1993, $7.5 million in 1992 and $12.1 million in 1991.

   Following are pretax interest coverage ratios for the last five years:

PRETAX INTEREST COVERAGE

COVERAGE OF INTEREST BY
PRETAX INCOME AND INTEREST


   1989      1990      1991      1992      1993
- -----------------------------------------------
    7.1       8.0       8.0      13.0      11.3
- -----------------------------------------------

   Substantial credit is available to the Company for future use, including a revolving credit agreement with five banks which was increased from $100 million to $140 million early in 1993. Bemis is also an issuer of commercial paper which carries an A1/P1 rating.

MARKET PRICES* AND DIVIDENDS PER COMMON SHARE OF STOCK

   The Bemis quarterly dividend was increased by 9 percent in the first quarter of 1993 to 12.5 cents per share from 11.5 cents. This followed first quarter increases of 10 percent in 1992 to 11.5 cents per share from 10.5 cents, and 17 percent in 1991 to 10.5 cents per share from 9 cents.

   Common dividends for the year were 50 cents per share, up from 46 cents in 1992 and 42 cents in 1991. The 1993 payout ratio was 58 percent compared to 42 percent in 1992 and 41 percent in 1991. Based on the market price of $25 per share at the beginning of 1993, the dividend yield was 2.0 percent.

   Stockholders' equity per common share (book value per share) increased to $7.24 per share in 1993, up from $7.06 per share in 1992 and $6.46 per share in 1991.

   Trading volume in Bemis common stock was 14,298,000 shares in 1993. During the year the Company purchased 56,112 shares of its common stock.

   In February 1994 the Board of Directors increased the quarterly cash dividend on common stock to 13.5 cents per share from 12.5 cents, an 8 percent increase.

   The accompanying schedule shows quarterly closing market prices and dividend information.



BEMIS COMMON STOCK                          1993                             1992                            1991
                                 ---------------------------------------------------------------------------------------------
PERFORMANCE                                          Dividend                         Dividend                         Dividend
                                 High        Low         Paid        High       Low       Paid       High       Low        Paid
                                ------------------------------     ----------------------------    ----------------------------
First Quarter. . . . . . . . .  26 3/4       24         $.125       24 1/8     20 1/8     $.115    19 7/8    13 7/16      $.105
Second Quarter . . . . . . . .  24 7/8      21 1/4       .125       26 1/8     21 3/4      .115    19 3/8    16 5/8        .105
Third Quarter. . . . . . . . .  23 1/8      20 1/4       .125       29 1/4     24 3/8      .115    18 1/16   16 3/16       .105
Fourth Quarter . . . . . . . .  23 5/8      20 1/4       .125       27         21 3/8      .115    20 1/2    17 7/8        .105


*New York Stock Exchange: BMS


BEMIS COMPANY, INC.
AND SUBSIDIARIES


FIVE-YEAR CONSOLIDATED REVIEW

(in millions, except percents, shares, ratios, per share amounts, stockholders and employees)


                                                       1993        1992         1991         1990         1989
- --------------------------------------------------------------------------------------------------------------
OPERATING DATA
Net sales. . . . . . . . . . . . . . . . . . . . .  $1,203.5    $1,181.3     $1,141.6     $1,128.2    $1,076.7
Cost of products sold and other expenses . . . . .   1,121.9     1,083.5      1,044.6      1,034.8       988.4
Interest expense . . . . . . . . . . . . . . . . .       7.2         7.5         12.1         11.7        12.4
Income before income taxes . . . . . . . . . . . .      74.4        90.3         84.9         81.7        75.9
Income taxes . . . . . . . . . . . . . . . . . . .      28.3        33.0         31.9         30.8        28.9
Income before effect of changes in
  accounting principles. . . . . . . . . . . . . .      46.1        57.3         53.0         50.9        47.0
Cumulative effect on prior years of adoption
  of FAS 112 in 1993 and FAS 106 and
  FAS 109 in 1992. . . . . . . . . . . . . . . . .      (1.8)        (.3)
Net income . . . . . . . . . . . . . . . . . . . .      44.3        57.0         53.0         50.9        47.0
Net income as a percentage of net sales. . . . . .       3.7%        4.8%         4.6%         4.5%        4.4%

COMMON SHARE DATA

Income before effect of changes in
  accounting principles. . . . . . . . . . . . . .       .89        1.11         1.03          .99         .90
Cumulative effect of adoption of FAS 112 in
  1993 and FAS 106 and FAS 109 in 1992 . . . . . .      (.03)       (.01)
Net income . . . . . . . . . . . . . . . . . . . .       .86        1.10         1.03          .99         .90
Dividends per common share . . . . . . . . . . . .       .50         .46          .42          .36         .30
Book value per common share. . . . . . . . . . . .      7.24        7.06         6.46         5.81        5.23
Stock PE ratio range . . . . . . . . . . . . . . .     24-31       18-27        13-20        13-19       13-20
Average common shares and common share
  equivalents outstanding during the year for
  computation of earnings per share. . . . . . . .51,767,064  51,839,696   51,529,806   51,402,988  52,146,346
Common shares outstanding at year-end. . . . . . .51,201,326  51,151,770   50,986,128   50,918,932  50,889,756

CAPITAL STRUCTURE AND OTHER DATA

Current ratio. . . . . . . . . . . . . . . . . . .       1.8         2.0          1.8          1.8         1.7
Working capital. . . . . . . . . . . . . . . . . .     152.8       154.0        140.6        150.2       115.1
Total assets . . . . . . . . . . . . . . . . . . .     789.8       742.7        714.9        756.5       631.6
Long-term debt . . . . . . . . . . . . . . . . . .     120.5       127.8        125.2        166.9       106.4
Long-term obligations under capital leases . . . .       2.7         3.2          3.6          4.2         3.2
Stockholders' equity . . . . . . . . . . . . . . .     370.5       361.0        329.2        295.6       266.0
Return on average common equity. . . . . . . . . .      12.1%       16.5%        17.0%        18.1%       18.7%
Return on average total capital. . . . . . . . . .       9.2%       11.8%        11.8%        12.3%       13.1%
Depreciation and amortization. . . . . . . . . . .      47.0        48.3         47.1         42.3        36.8
Capital expenditures . . . . . . . . . . . . . . .      60.7        70.7         56.9         73.1        76.3
Number of common stockholders. . . . . . . . . . .     5,649       5,020        4,411        4,479       3,891
Number of employees. . . . . . . . . . . . . . . .     7,565       7,733        7,796        7,950       7,524
Wages and salaries . . . . . . . . . . . . . . . .     251.6       246.3        234.5        225.9       214.1
Research and development expense . . . . . . . . .      14.1        15.9         13.2         15.4        12.3



MANAGEMENT'S RESPONSIBILITY STATEMENT

   The management of Bemis Company, Inc., is responsible for the integrity, objectivity and accuracy of the financial statements of the Company. The financial statements are prepared by the Company in accordance with generally accepted accounting principles using management's best estimates and judgments, where appropriate. The financial information presented throughout the Annual Report is consistent with that in the financial statements.

   Management is also responsible for maintaining a system of internal accounting controls and procedures designed to provide reasonable assurance that the books and records reflect the transactions of the Company, and that assets are protected against loss from unauthorized use or disposition. Such a system is maintained through written accounting policies and procedures, administered by trained Company personnel and updated on a continuing basis to ensure their adequacy to meet the changing requirements of our business. The Company also maintains an internal audit department which evaluates the adequacy of and investigates adherence to these controls and procedures. In addition, the Company's General Orders require that all of its affairs, as reflected by the actions of its employees, will be conducted on a high ethical plane.

   Price Waterhouse, independent accountants, are retained to audit the financial statements. Their audit is conducted in accordance with generally accepted auditing standards and includes selective reviews of internal accounting controls.

   The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with management, internal auditors and independent accountants to review the work of each and to satisfy itself that the respective parties are properly discharging their responsibilities. Both the independent accountants, Price Waterhouse, and the internal auditors have had unrestricted access to the Audit Committee without the presence of Company management for the purpose of discussing the results of their examination and their opinions on the adequacy of internal accounting controls and the quality of financial reporting.


/s/ John H. Roe
John H. Roe
President and Chief Executive Officer


/s/ Benjamin R. Field, III
Benjamin R. Field, III
Senior Vice President,
Chief Financial Officer and Treasurer


/s/ LeRoy F. Bazany
LeRoy F. Bazany
Vice President and Controller



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and the Board of Directors of Bemis Company, Inc.:

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Bemis Company, Inc., and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse

Price Waterhouse
Minneapolis, Minnesota, January 24, 1994

BEMIS COMPANY, INC.
AND SUBSIDIARIES


CONSOLIDATED STATEMENT OF INCOME

Years ended December 31
(in thousands of dollars except per share amounts)


                                                                     1993            1992            1991
- ---------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . . . .       $1,203,494      $1,181,336      $1,141,638
Costs and expenses:
  Cost of products sold. . . . . . . . . . . . . . . . .          926,135         908,394         877,789
  Selling, general and administrative expenses . . . . .          161,598         157,383         155,045
  Research and development . . . . . . . . . . . . . . .           14,084          15,939          13,223
  Interest . . . . . . . . . . . . . . . . . . . . . . .            7,201           7,546          12,101
  Other costs (income), net. . . . . . . . . . . . . . .           17,739          (1,661)         (4,178)
  Minority interest in net income. . . . . . . . . . . .            2,360           3,449           2,740
                                                               ----------      ----------      ----------
Income before income taxes . . . . . . . . . . . . . . .           74,377          90,286          84,918

Provision for income taxes . . . . . . . . . . . . . . .           28,300          33,000          31,900
                                                              -----------     -----------      ----------

Income before effect of changes in accounting principles           46,077          57,286          53,018

Cumulative effect on prior years of adoption of FAS 112
  in 1993 and FAS 106 and FAS 109 in 1992. . . . . . . .           (1,746)           (274)
                                                               ----------      ----------      ----------
Net income . . . . . . . . . . . . . . . . . . . . . . .       $   44,331      $   57,012      $   53,018
                                                               ==========      ==========      ==========

Earnings per share of common stock before effect
  of changes in accounting principles. . . . . . . . . .            $ .89           $1.11           $1.03

Cumulative effect of adoption of FAS 112 in 1993
  and FAS 106 and FAS 109 in 1992. . . . . . . . . . . .             (.03)           (.01)
                                                               ----------      ----------      ----------
Earnings per share of common stock . . . . . . . . . . .            $ .86           $1.10           $1.03
                                                               ==========      ==========      ==========



(See accompanying notes to consolidated financial statements.)

CONSOLIDATED BALANCE SHEET

December 31
(in thousands of dollars)


ASSETS                                                               1993            1992
- -----------------------------------------------------------------------------------------
Current assets:
  Cash . . . . . . . . . . . . . . . . . . . . . . . . . .       $  8,911        $    101
  Accounts receivable, less $9,228 and $7,352
    for doubtful accounts and allowances . . . . . . . . .        161,695         166,081
  Inventories. . . . . . . . . . . . . . . . . . . . . . .        127,123         128,854
  Prepaid expenses and deferred charges. . . . . . . . . .         39,280          19,563
                                                                 --------        --------
    Total current assets . . . . . . . . . . . . . . . . .        337,009         314,599
                                                                 --------        --------
Property and equipment:
  Land and land improvements . . . . . . . . . . . . . . .         11,900          11,815
  Buildings and leasehold improvements . . . . . . . . . .        148,814         147,670
  Machinery and equipment. . . . . . . . . . . . . . . . .        515,917         506,430
                                                                 --------        --------
     . . . . . . . . . . . . . . . . . . . . . . . . . . .        676,631         665,915
  Less - accumulated depreciation. . . . . . . . . . . . .        261,743         275,185
                                                                 --------        --------
     . . . . . . . . . . . . . . . . . . . . . . . . . . .        414,888         390,730
                                                                 --------        --------
Excess of cost of investments in subsidiaries over
  net assets acquired. . . . . . . . . . . . . . . . . . .         24,814          25,759
Other assets . . . . . . . . . . . . . . . . . . . . . . .         13,056          11,582
                                                                 --------        --------
     . . . . . . . . . . . . . . . . . . . . . . . . . . .         37,870          37,341
                                                                 --------        --------
Total assets . . . . . . . . . . . . . . . . . . . . . . .       $789,767        $742,670
                                                                 ========        ========



                                                                   continued


See accompanying notes to consolidated financial statements.)

BEMIS COMPANY, INC.
AND SUBSIDIARIES



LIABILITIES AND STOCKHOLDERS' EQUITY                                 1993          1992
- ---------------------------------------------------------------------------------------
Current liabilities:
  Bank borrowings. . . . . . . . . . . . . . . . . . . . .       $             $  1,299
  Current portion of long-term debt. . . . . . . . . . . .          4,035         6,159
  Accounts payable . . . . . . . . . . . . . . . . . . . .        138,243       113,880
  Accrued liabilities:
    Salaries and wages . . . . . . . . . . . . . . . . . .         22,015        24,339
    Income taxes . . . . . . . . . . . . . . . . . . . . .          9,875         8,268
    Other taxes. . . . . . . . . . . . . . . . . . . . . .         10,021         6,624
                                                                 --------      --------
      Total current liabilities. . . . . . . . . . . . . .        184,189       160,569
Long-term debt, less current portion . . . . . . . . . . .        123,215       131,077
Deferred taxes . . . . . . . . . . . . . . . . . . . . . .         35,813        33,341
Other liabilities and deferred credits . . . . . . . . . .         54,602        33,439
                                                                 --------      --------
    Total liabilities. . . . . . . . . . . . . . . . . . .        397,819       358,426
                                                                 --------      --------
Minority interest. . . . . . . . . . . . . . . . . . . . .         21,409        23,294
Stockholders' equity:
  Common stock, $.10 par value:
    Authorized - 123,800,000 shares
    Issued - 55,713,731 and 55,608,063 shares. . . . . . .          5,571         5,561
  Capital in excess of par value . . . . . . . . . . . . .        101,153        99,521
  Retained income. . . . . . . . . . . . . . . . . . . . .        397,922       382,056
  Cumulative translation adjustment. . . . . . . . . . . .           (614)        6,043
  Common stock held in treasury,
    4,512,405 and 4,456,293 shares, at cost. . . . . . . .       (133,493)     (132,231)
                                                                 --------      --------
    Total stockholders' equity . . . . . . . . . . . . . .        370,539       360,950
                                                                 --------      --------
Total liabilities and stockholders' equity . . . . . . . .       $789,767      $742,670
                                                                 ========      ========


CONSOLIDATED STATEMENT
OF CASH FLOWS


                                                                       Years Ended December 31
                                                                       (in thousands of dollars)

                                                                        1993          1992           1991
- ---------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
  Net income . . . . . . . . . . . . . . . . . . . . . . .          $ 44,331       $57,012       $ 53,018
  Non-cash items:
    Depreciation and amortization. . . . . . . . . . . . .            46,982        48,304         47,086
    Minority interest in net income. . . . . . . . . . . .             2,360         3,449          2,740
    Deferred income taxes, non-current portion . . . . . .             2,582       (13,144)          (538)
    Loss (gain) on sale of property and equipment. . . . .             1,231        (1,850)           540
                                                                    --------       -------       --------
  Cash provided by operations. . . . . . . . . . . . . . .            97,486        93,771        102,846

  Changes in working capital, net of
    affect of acquisitions and dispositions:
    Accounts receivable. . . . . . . . . . . . . . . . . .            (3,188)      (12,982)         9,103
    Inventories. . . . . . . . . . . . . . . . . . . . . .              (654)           61         11,472
    Prepaid expenses and deferred charges. . . . . . . . .           (19,589)       (1,524)         3,080
    Accounts payable . . . . . . . . . . . . . . . . . . .            19,038         2,505        (28,708)
    Accrued salaries and wages . . . . . . . . . . . . . .            (1,110)       (1,079)         2,157
    Accrued income taxes . . . . . . . . . . . . . . . . .             1,586        (3,247)         1,470
    Accrued other taxes. . . . . . . . . . . . . . . . . .             3,798        (2,439)         1,477
  Changes in other liabilities and deferred credits. . . .            18,284        12,780         (2,393)
  Changes in deferred charges and other investments. . . .              (742)       (1,041)         1,783
  Other. . . . . . . . . . . . . . . . . . . . . . . . . .            (1,005)         (479)          (476)
                                                                    --------       -------       --------
Net cash provided by operating activities. . . . . . . . .          $113,904       $86,326       $101,811
                                                                    ========       =======       ========

                                                                      continued

BEMIS COMPANY, INC.
AND SUBSIDIARIES


continued                                                               1993          1992           1991
- ---------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to property, plant and equipment . . . . . . .          $(60,729)     $(70,688)      $(56,947)
  Business acquisition, net of divestitures. . . . . . . .            (7,684)
  Proceeds from sale of property and equipment . . . . . .             2,491         3,577          6,888
  Other. . . . . . . . . . . . . . . . . . . . . . . . . .               111           433          1,026
                                                                    --------      --------       --------
Net cash used by investing activities. . . . . . . . . . .           (65,811)      (66,678)       (49,033)

                                                                    --------      --------       --------
Cash flows from financing activities:
  Increase in long-term debt . . . . . . . . . . . . . . .             4,791         8,101
  Repayment of long-term debt. . . . . . . . . . . . . . .           (11,426)       (6,355)       (40,829)
  Change in bank borrowings. . . . . . . . . . . . . . . .            (1,131)         (107)           825
  Change in current portion of long-term debt. . . . . . .            (1,701)          (48)          (203)
  Cash dividends paid. . . . . . . . . . . . . . . . . . .           (25,586)      (23,530)       (21,414)
  Subsidiary dividends to minority stockholders. . . . . .            (3,406)       (1,611)
  Purchase of common stock for the treasury  . . . . . . .            (1,262)           (1)
  Stock incentive programs and related tax effects . . . .             1,642         1,374            311
                                                                    --------      --------       --------
Net cash used by financing activities  . . . . . . . . . .           (38,079)      (22,177)       (61,310)
                                                                    --------      --------       --------
Effect of exchange rates . . . . . . . . . . . . . . . . .            (1,204)        1,238            752
                                                                    --------      --------       --------
Net increase (decrease) in cash. . . . . . . . . . . . . .          $  8,810      $ (1,291)      $ (7,780)
                                                                    ========      ========       ========

(See accompanying notes to consolidated financial statements.)


During the three years ended December 31, 1993, 1992 and 1991, the Company paid interest of $7,633,000, $9,573,000 and $13,162,000, and income taxes of $34,872,000, $36,127,000 and $30,516,000, respectively.


BEMIS COMPANY, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT
OF STOCKHOLDERS' EQUITY

(in thousands of dollars)

                                                           Capital in                   Cumulative          Common
                                               Common       Excess of     Retained     Translation      Stock Held
                                                Stock       Par Value       Income      Adjustment     in Treasury
- -------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1990 . . . . . . . .   $2,992        $100,405     $313,167         $11,308       $(132,230)
Net income for 1991. . . . . . . . . . . . .                                53,018
Translation adjustment for 1991. . . . . . .                                                (1,727)
Pension liability adjustment . . . . . . . .                                 3,396
Cash dividends paid on common stock,
  $.42 per share . . . . . . . . . . . . . .                               (21,414)
Stock incentive programs and
  related tax effects. . . . . . . . . . . .        3             308
25,493,064 shares issued for
  two-for-one stock split. . . . . . . . . .    2,549          (2,549)
                                               ------         -------     --------         -------      ----------
Balance at December 31, 1991 . . . . . . . .    5,544          98,164      348,167           9,581        (132,230)

Net income for 1992. . . . . . . . . . . . .                                57,012
Translation adjustment for 1992. . . . . . .                                                (3,538)
Pension liability adjustment . . . . . . . .                                   407
Cash dividends paid on common stock,
  $.46 per share . . . . . . . . . . . . . .                               (23,530)
Stock incentive programs and
  related tax effects. . . . . . . . . . . .       17           1,357
Purchase of 4 shares of
  common stock . . . . . . . . . . . . . . .                                                                    (1)
                                               ------         -------     --------         -------      ----------
Balance at December 31, 1992 . . . . . . . .    5,561          99,521      382,056           6,043        (132,231)

Net income for 1993. . . . . . . . . . . . .                                44,331
Translation adjustment for 1993. . . . . . .                                                (6,657)
Pension liability adjustment . . . . . . . .                                (2,879)
Cash dividends paid on common stock,
  $.50 per share . . . . . . . . . . . . . .                               (25,586)
Stock incentive programs and
  related tax effects. . . . . . . . . . . .       10           1,632
Purchase of 56,112 shares of
  common stock . . . . . . . . . . . . . . .                                                                (1,262)
                                                -----          ------      -------          -------     ----------
Balance at December 31, 1993 . . . . . . . .   $5,571        $101,153     $397,922        $   (614)      $(133,493)
                                                =====         =======      =======         =======      ==========

(See accompanying notes to consolidated financial statements.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION:

  The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

REVENUE RECOGNITION:

  Sales and related cost of sales are recognized primarily upon shipment of products.

RESEARCH AND DEVELOPMENT:

  Research and development expenditures are charged against income as incurred.

EARNINGS PER SHARE:

  Earnings per common share are computed by dividing net income by the weighted-average number of common shares outstanding during the year including common stock equivalents, if dilutive.

INVENTORIES ARE VALUED AT THE LOWER OF COST OR MARKET:

  Cost is determined by the last-in, first-out (LIFO) method for essentially all domestic inventories. Cost for all other inventories is determined using the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT:

  Property and equipment are stated at cost. Plant and equipment are depreciated for financial reporting purposes principally using the straight line method over the estimated useful lives of assets. For tax purposes the Company generally uses accelerated methods of depreciation. The tax effect of the difference between book and tax depreciation has been provided as deferred income taxes. On sale or retirement, the asset cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in income. Maintenance and repairs which do not improve efficiency or extend economic life are expensed currently. Interest costs are capitalized for major capital expenditures during construction.

EXCESS OF COST OF INVESTMENTS IN SUBSIDIARIES
OVER NET ASSETS ACQUIRED:

  The excess relating to companies acquired prior to 1971 is not amortized against income unless a loss of value becomes evident. The excess resulting from investments made subsequent to 1970 is being amortized against income over 40 years.

TAXES ON UNDISTRIBUTED EARNINGS:

  No provision is made for U.S. income taxes on earnings of subsidiary companies which the Company controls but does not include in the consolidated federal income tax return since it is management's practice and intent to permanently reinvest the earnings.

TRANSLATION OF FOREIGN CURRENCIES:

  Assets and liabilities are translated at the exchange rate as of the balance sheet date. All revenue and expense accounts are translated at a weighted-average of exchange rates in effect during the year. Translation adjustments are recorded as a separate component of equity.

STATEMENT OF CASH FLOWS:

  For purposes of reporting cash flows, cash includes cash on hand and demand deposit accounts.

PREFERRED STOCK PURCHASE RIGHTS:

  On August 3, 1989, the Company's Board of Directors adopted a Shareholder Rights Plan by declaring a dividend of one preferred share purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one one-hundredth of a share of Series A Junior Preferred Stock for $120.00. The rights become exercisable if and when a person acquires 20 percent or more of the Company's outstanding common stock, subject to certain exceptions, or announces an offer which would result in such person acquiring 20 percent or more of the Company's common stock. Upon the rights becoming exercisable, each right will entitle its holder to buy common stock of the Company having a market value of twice the exercise price of the right. The rights expire August 22, 1999, and may be redeemed by the Company for 1 cent per right at any time before the 30th day following the announcement that a person has acquired 20 percent or more of the Company's common stock. In connection with the Shareholder Rights Plan, the Company's Board of Directors authorized 600,000 shares of Series A Junior Preferred Stock with a par value of $1 per share. At December 31, 1993, none of these shares were issued or outstanding.

NOTE 2 - CHANGES IN ACCOUNTING PRINCIPLES

  The Company adopted Financial Accounting Standards related to postemployment benefits (Statement 112), income taxes (Statement 109) and postretirement benefits other than pensions (Statement 106) during 1993 and 1992. Accordingly, the cumulative effect of these changes in accounting have been reported in the Consolidated Statement of Income as follows:


(in thousands of dollars, except EPS)                   1993            1992
- ----------------------------------------------------------------------------
Statement 112, Postemployment Benefits:
  Cumulative effect on prior years . . . . . . .     $(2,798)
  Income tax benefit upon
    adoption of FAS 112. . . . . . . . . . . . .       1,052
Statement 106, Postretirement Benefits
Other Than Pensions:
  Cumulative effect on prior years . . . . . . .                    $(13,345)
  Income tax benefit upon
    adoption of FAS 106. . . . . . . . . . . . .                       4,978
Statement 109, Accounting for Income Taxes:
  Cumulative effect on prior years . . . . . . .                       8,093
                                                     --------       --------
Cumulative net effect on prior years of
  adoption of FAS 112 in 1993 and
  FAS 106 and FAS 109 in 1992. . . . . . . . . .     $(1,746)       $   (274)

                                                     -------        --------
    Effect on EPS of common stock
  of adoption of FAS 112
  ($2,798 less $1,052 tax benefit) . . . . . . .     $  (.03)
Effect on EPS of common stock
  of adoption of FAS 106
  ($13,345 less $4,978 tax benefit). . . . . . .                    $  (.161)
Effect on EPS of common stock
  of adoption of FAS 109 . . . . . . . . . . . .                        .156
     . . . . . . . . . . . . . . . . . . . . . .
Net effect on EPS. . . . . . . . . . . . . . . .     $  (.03)       $  (.005)
                                                     -------        --------



NOTE 3 - BUSINESS ACQUISITION AND DISPOSITIONS

   On February 4, 1993, the Company acquired the Princeton Packaging Bakery Division for $32.7 million in cash. The acquisition has been accounted for under the purchase method of accounting. The Bakery Division's results of operations subsequent to February 4, 1993, are included in these financial statements.

   On February 26, 1993, the Company's blow-molding operation located in Nashua, New Hampshire, was sold. On March 12, 1993, the Company's subsidiary, Louisiana Plastics, Inc., was sold. Cash received for these two operations totalled $25 million. The nominal gain realized on these transactions is included in other income.

   Supplemental pro forma results of operations giving effect to the acquisition and dispositions are not presented as they are not material.

NOTE 4 - RESTRUCTURING OF OPERATIONS

   During 1993 the Company initiated a restructuring program for the Flexible Packaging Products line of business primarily related to the closedown of the Custom Resins' nylon resin manufacturing plant, the realignment of assets in the packaging machinery business and the consolidation of two paper packaging plants into larger facilities. As a result, other costs include a provision for restructuring cost of $21,000,000.

NOTE 5 - INVENTORIES

   The Company utilizes the LIFO method of inventory valuation for essentially all domestic inventories. Approximately 80 percent of the December 31, 1993, and 77 percent of the December 31, 1992, inventories are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out (FIFO) method.

   Inventories are summarized at December 31, as follows:

(IN THOUSANDS OF DOLLARS)                            1993       1992       1991
- -------------------------------------------------------------------------------
Raw materials and supplies . . . . . . . . . . . $ 53,966   $ 56,791   $ 56,035
Work in process and
  finished goods . . . . . . . . . . . . . . . .  119,581    127,762    128,445
                                                 --------   --------   --------
                                                  173,547    184,553    184,480
Excess of current cost
  over LIFO inventory value. . . . . . . . . . .  (46,424)   (55,699)   (53,163)
                                                 --------   --------   --------
Total inventories. . . . . . . . . . . . . . . . $127,123   $128,854   $131,317
                                                 --------   --------   --------
                                                 --------   --------   --------

NOTE 6 - FOREIGN OPERATIONS

   The foreign countries in which the Company conducts operations generally impose no significant restrictions on transfers of funds. Amounts attributable to foreign operations included in the consolidated statements are as follows:

(IN THOUSANDS OF DOLLARS)                            1993       1992       1991
- -------------------------------------------------------------------------------
Net sales of consolidated
  foreign subsidiaries . . . . . . . . . . . . . $188,559   $223,171   $212,641
Net income of
  consolidated foreign
  subsidiaries . . . . . . . . . . . . . . . . .    3,398      7,547      9,519
Foreign earnings (less than)
  or in excess of amounts
  received . . . . . . . . . . . . . . . . . . .     (272)     5,397      1,982
Equity in net assets . . . . . . . . . . . . . .   70,153     76,561     74,442
Equity in total assets . . . . . . . . . . . . . $127,333   $148,525   $158,484

NOTE 7 - PENSION PLANS

   Total pension expense in 1993, 1992 and 1991 was $7,908,000, $9,483,000 and
$9,747,000, respectively.

   Defined contribution plans cover employees at nine different manufacturing or administrative locations and provide for contributions ranging from 2.5% to 4% of covered employees' salaries or wages and totaled $1,125,000 in 1993, $321,000 in 1992 and $427,000 in 1991. Multiemployer plans cover employees at three different manufacturing locations and provide for contributions to a union administered defined benefit pension plan. Amounts charged to pension cost and contributed to the plan in 1993, 1992 and 1991 totaled $974,000, $864,000 and $755,000.

   The Company has defined benefit pension plans covering the majority of U.S. employees. The benefits under the plans are based on years of service and salary levels. Certain plans covering hourly employees provide benefits of stated amounts for each year of service. In addition, the Company also sponsors an unfunded supplemental retirement plan to provide senior management with benefits in excess of limits under the federal tax law and increased benefits to reflect a service adjustment factor.

   The funded status of the defined benefit plans at December 31, 1993, is as follows:

                                                     PLANS WITH     PLANS WITH
                                                      ASSETS IN     ACCUMULATED
                                                      EXCESS OF     BENEFITS IN
                                                     ACCUMULATED     EXCESS OF
(IN THOUSANDS OF DOLLARS)                             BENEFITS        ASSETS
- -------------------------------------------------------------------------------
Actuarial present value
  of benefit obligation:
  Vested benefit obligation. . . . . . . . . . . . .   $122,748        $ 62,427
  Nonvested benefit obligation . . . . . . . . . . .      8,035           2,503
                                                       --------        --------
  Accumulated benefit obligation . . . . . . . . . .   $130,783        $ 64,930
                                                       ========        ========
Projected benefit obligation . . . . . . . . . . . .   $154,529        $ 67,712
Plan assets at fair value. . . . . . . . . . . . . .    144,460          56,801
                                                       --------        --------
Projected benefit obligations
  (in excess of) less than
  plan assets. . . . . . . . . . . . . . . . . . . .    (10,069)        (10,911)
Unrecognized net obligation. . . . . . . . . . . . .      9,808           2,995
Unrecognized prior service cost. . . . . . . . . . .     (1,513)          5,481
Unrecognized net (gain) or loss. . . . . . . . . . .     (2,414)          6,391
                                                       --------        --------
Prepaid pension cost
  (pension liability). . . . . . . . . . . . . . . .  $  (4,188)       $  3,956
                                                       ========        ========

   Pension cost for defined benefit plans included the following components:

(IN THOUSANDS OF DOLLARS                             1993       1992       1991
- -------------------------------------------------------------------------------
Service cost - benefits earned
  during the year. . . . . . . . . . . . . . . .  $ 5,458    $ 5,962    $ 5,654
Interest cost on projected
  benefit obligation . . . . . . . . . . . . . .   14,983     14,992     14,019
Actual return on plan assets . . . . . . . . . .  (12,042)   (10,268)   (37,482)
Net amortization and deferral. . . . . . . . . .   (3,387)    (3,118)    25,710
                                                  -------    -------    -------
Net pension expense. . . . . . . . . . . . . . .  $ 5,012    $ 7,568    $ 7,901
                                                  =======    =======    =======

NOTE 7 - PENSION PLANS CONTINUED

   The Company has recorded the following amounts pursuant to Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions:

(IN THOUSANDS OF DOLLARS)                         Dec. 31, 1993   Dec. 31, 1992
- -------------------------------------------------------------------------------
Intangible asset . . . . . . . . . . . . . . . . . .   $  7,164         $ 6,657
Prepaid tax. . . . . . . . . . . . . . . . . . . . .      1,850              99
Pension liability. . . . . . . . . . . . . . . . . .    (12,084)         (6,948)
                                                       --------         -------
Reduction in stockholders' equity. . . . . . . . . .   $ (3,070)        $  (192)
                                                       --------         -------

   The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7 percent and 5.5 percent, respectively. The expected long-term rate of return on assets was 9 percent.

NOTE 8 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

   The Company sponsors several defined benefit postretirement plans that cover more than 50 percent of salaried and nonsalaried employees. These plans provide health care benefits and in some instances provide life insurance benefits. Except for one closed-group plan, which is noncontributory, postretirement health care plans are contributory, with retiree contributions adjusted annually; life insurance plans are noncontributory. Except for a single closed-group plan, the accounting for the health care plans anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to increase retiree contributions to either match the full premium cost of an active full-time employee or to cover the actual claims cost of retirees as a group.

   The adoption of FAS 106, effective January 1, 1992, places the accounting for postretirement benefits other than pensions on an actuarially determined accrual basis rather than an actual net cash cost basis. The actuarially determined cost for postretirement benefits in 1993 was $1,458,000 and $1,406,000 in 1992, compared to a net cash cost of $733,000 in 1991. The Company will continue to fund the actual net cash cost for postretirement benefits.

   Net periodic postretirement benefit cost for 1993 and 1992 included the following components:

(IN THOUSANDS OF DOLLARS)                                  1993            1992
- -------------------------------------------------------------------------------
Service cost - benefits earned
  during the year. . . . . . . . . . . . . . . . . .     $  277          $  258
Interest cost on accumulated
  postretirement benefit obligation. . . . . . . . .      1,180           1,148
Net amortization and deferral. . . . . . . . . . . .          1
                                                         ------          ------
Net periodic postretirement
  benefit cost . . . . . . . . . . . . . . . . . . .     $1,458          $1,406
                                                         ======          ======

   The table below sets forth the plans' combined funded status reconciled with the amount shown in the Company's statement of financial position at December 31:

(IN THOUSANDS OF DOLLARS)                                  1993            1992
- -------------------------------------------------------------------------------
Accumulated postretirement benefit
obligation:
  Retirees and beneficiaries . . . . . . . . . . . .    $12,967         $11,874
  Fully eligible active plan
    participants . . . . . . . . . . . . . . . . . .      1,866           1,243
  Other active plan participants . . . . . . . . . .      4,687           3,080
                                                        -------         -------
    Accumulated postretirement
      benefit obligation in excess
      of plan assets . . . . . . . . . . . . . . . .     19,520          16,197
Unrecognized net loss from past
  experience different from
  that assumed . . . . . . . . . . . . . . . . . . .     (2,926)           (463)
                                                        -------         -------
Accrued postretirement benefit cost. . . . . . . . .    $16,594         $15,734
                                                        =======         =======

   For measurement purposes, a 14 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease gradually to 5.5 percent by the year 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993, by $1,927,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $325,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent.

NOTE 9 - STOCK OPTION AND INCENTIVE PLANS

   The Company's stock option and stock award plans provide for the issuance of up to 13,968,000 shares of common stock to key employees. As of December 31, 1993, 1992 and 1991, respectively, 507,618, 504,328 and 499,328 shares were available for future grants under these plans.

   Options are granted at prices equal to 100 percent of the market price on the date of the grant and are exercisable over varying periods up to ten years from the date of the grant. Shares subject to options granted but not exercised become available for future grants. Option holders may deliver shares of common stock of the Company in lieu of cash payment for shares purchased upon the exercise of options under such plans.

   At December 31, 1993, eleven participants hold options with expiration dates ranging from 1999 to 2003 at option prices ranging from $12.63 to $22.31 per share with a weighted-average option price of $14.50 per share.

   Details of the stock option plans at December 31, 1993, 1992 and 1991, are:

                                                       WEIGHTED       AVERAGE
                                                       NUMBER OF    OPTION PRICE
                                                        SHARES       PER SHARE
- -------------------------------------------------------------------------------
Outstanding at
  December 31, 1990. . . . . . . . . . . . . . . . .    800,000          $12.35
  Granted. . . . . . . . . . . . . . . . . . . . . .     90,000           18.72
  Exercised. . . . . . . . . . . . . . . . . . . . .    (80,000)           1.70
- -------------------------------------------------------------------------------
Outstanding at
  December 31, 1991 and
  December 31, 1992. . . . . . . . . . . . . . . . .    810,000          $14.11
  Granted. . . . . . . . . . . . . . . . . . . . . .     10,000           21.34
  Exercised. . . . . . . . . . . . . . . . . . . . .   (110,000)          12.23
- -------------------------------------------------------------------------------
Outstanding at
  December 31, 1993. . . . . . . . . . . . . . . . .    710,000         $14.50
===============================================================================
Exercisable at
  December 31, 1993. . . . . . . . . . . . . . . . .    655,000          $14.11
===============================================================================

   In 1984, the Company adopted a Stock Award Plan for certain key executive employees. Distribution of the shares will be made not less than three years nor more than seven years from date of the grant. All shares granted under the plan are subject to restrictions as to continuous employment, except in the case of death, permanent disability or retirement. In addition, cash payments are made during the grant period equal to the dividend on Bemis common stock. The cost of the awards is charged to income over the period of the grant: $3,685,000 was expensed in 1993, $3,264,000 in 1992 and $2,292,000 in 1991.

   Details of the stock award plan at December 31, 1993, 1992 and 1991 are:

                                                                     NUMBER OF
                                                                      SHARES
- -------------------------------------------------------------------------------
Outstanding at December 31, 1990 . . . . . . . . . . . . . . . . .     912,864
  Granted. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     484,000
  Cancelled. . . . . . . . . . . . . . . . . . . . . . . . . . . .     (13,812)
                                                                     ---------
Outstanding at December 31, 1991 . . . . . . . . . . . . . . . . .   1,383,052
  Granted. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      25,000
  Paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (236,000)
  Cancelled. . . . . . . . . . . . . . . . . . . . . . . . . . . .     (30,000)
                                                                     ---------
Outstanding at December 31, 1992 . . . . . . . . . . . . . . . . .   1,142,052
  Paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (4,446)
  Cancelled. . . . . . . . . . . . . . . . . . . . . . . . . . . .     (13,290)
                                                                     ---------
Outstanding at December 31, 1993 . . . . . . . . . . . . . . . . .   1,124,316
                                                                     =========

NOTE 10 - LEASES

   All noncancelable leases have been categorized as capital or operating leases. The Company has leases for manufacturing plants, warehouses, machinery and equipment and administrative offices with terms (including renewal options) ranging from one to 45 years. Under most leasing arrangements, the Company pays the property taxes, insurance, maintenance and expenses related to the leased property. Total rental expense under operating leases was $10,268,000 in 1993, $12,029,000 in 1992 and $10,375,000 in 1991.

   The present values of minimum future obligations shown in the following chart are calculated based on interest rates (ranging from 31/2 percent to 13 percent with a weighted-average of approximately 103/4 percent) determined to be applicable at the inception of the leases. Interest expense on the outstanding obligations under capital leases was $418,000 in 1993, $469,000 in 1992 and $547,000 in 1991.

   Minimum future obligations on leases in effect at December 31, 1993, are:

                                                           CAPITAL    OPERATING
(IN THOUSANDS OF DOLLARS)                                   LEASES     LEASES
- -------------------------------------------------------------------------------
1994 . . . . . . . . . . . . . . . . . . . . . . . . . .    $  670     $ 5,010
1995 . . . . . . . . . . . . . . . . . . . . . . . . . .       670       2,977
1996 . . . . . . . . . . . . . . . . . . . . . . . . . .       628       1,883
1997 . . . . . . . . . . . . . . . . . . . . . . . . . .       645         818
1998 . . . . . . . . . . . . . . . . . . . . . . . . . .       416         597
Thereafter . . . . . . . . . . . . . . . . . . . . . . .     1,276       2,180
                                                            ------     -------
Total minimum obligations. . . . . . . . . . . . . . . .     4,305     $13,465
                                                                       =======
Less amount representing interest. . . . . . . . . . . .     1,408
                                                            ------
Present value of net
  minimum obligations. . . . . . . . . . . . . . . . . .     2,897
Less current portion . . . . . . . . . . . . . . . . . .       246
                                                            ------
Long-term obligations. . . . . . . . . . . . . . . . . .    $2,651
                                                            ======


Under the terms of a revolving credit agreement with fivebanks, the Company may borrow up to $140,000,000 through August 1, 1998. The Company must pay a facility fee of 1/8 of 1 percent annually on the entire amount of the commitment and a commitment fee of 1/8 of 1 percent annually on the unused portion of the commitment. There were no borrowings outstanding under this agreement at December 31, 1993.



(in thousands of dollars)                                                             1993              1992
- ------------------------------------------------------------------------------------------------------------
Commercial paper payable through 1994 at interest rates of  3% to 31/2% 1. . . . .$ 87,716          $ 82,585
91/8% senior notes due June 30, 1998 2 . . . . . . . . . . . . . . . . . . . . . .                     8,594
Industrial revenue bonds payable through 2011 at interest rates of
  3% to 71/4%. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23,350            23,450
Debt of foreign subsidiaries payable through 1998 at interest rates of
  6% to 75/8% 3. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13,287            18,994
Obligations under capital leases . . . . . . . . . . . . . . . . . . . . . . . . .   2,897             3,613
                                                                                  --------          --------
                                                                                   127,250           137,236
Less current portion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4,035             6,159
                                                                                  --------          --------
                                                                                  $123,215          $131,077
                                                                                  ========          ========



(1) The commercial paper has been classified as long-term debt in accordance with the Company's intention and ability to refinance such obligations on a long-term basis. The average interest rate of commercial paper outstanding at December 31, 1993, was 31/2 percent. The maximum outstanding at any month-end during 1993 was $119,233,000, and the average outstanding during 1993 was $99,694,000. The weighted-average interest rate during 1993 was 33/8 percent.

(2) On December 3, 1993, the Company retired $7,160,000 of the 91/8 percent senior notes at a premium of $138,000 through the issuance of commercial paper. The premium has been included as other costs (income) in the 1993 consolidated statement of income.

(3) The foreign debt consists primarily of borrowings made by a foreign subsidiary. There are several notes payable to Belgium banks maturing through 1998 at interest rates varying from 6 percent to 75/8 percent.
(4) Bank borrowings consist primarily of foreign bank overdrafts and bank loans, all of which had been repaid at December 31, 1993. The maximum outstanding at any month-end during 1993 was $1,883,000 and the average outstanding during 1993 was $1,315,000. The approximate average interest rate during 1993 was 13 percent.



NOTE 12 - INCOME TAXES


(in thousands of dollars)                                               1993          1992          1991
- --------------------------------------------------------------------------------------------------------
U.S. income before income taxes. . . . . . . . . . . . . . . . .     $72,643       $80,554       $77,853
Non-U.S. income before income taxes. . . . . . . . . . . . . . .       5,404        11,882        14,603
Consolidating eliminations . . . . . . . . . . . . . . . . . . .      (3,670)       (2,150)       (7,538)
                                                                     -------       -------       -------
Income before income taxes . . . . . . . . . . . . . . . . . . .     $74,377       $90,286       $84,918
                                                                     =======       =======       =======

Income tax expense consists of the following components:
     Current tax expense:
       U.S. federal. . . . . . . . . . . . . . . . . . . . . . .     $31,578       $27,498       $23,352
       Foreign . . . . . . . . . . . . . . . . . . . . . . . . .       1,544         3,429         4,690
       State and local . . . . . . . . . . . . . . . . . . . . .       4,234         2,996         2,943
                                                                     -------       -------       -------
          Total current tax expense. . . . . . . . . . . . . . .      37,356        33,923        30,985
                                                                     -------       -------       -------
     (Prepaid) deferred tax expense:
        U.S. federal . . . . . . . . . . . . . . . . . . . . . .      (7,408)       (1,395)        1,025
        Foreign. . . . . . . . . . . . . . . . . . . . . . . . .        (277)          180          (110)
        State. . . . . . . . . . . . . . . . . . . . . . . . . .      (1,371)          292
                                                                     -------       -------       -------
           Total (prepaid) deferred tax expense. . . . . . . . .      (9,056)         (923)          915
                                                                     -------       -------       -------
           Total income tax expense. . . . . . . . . . . . . . .     $28,300       $33,000       $31,900
                                                                     =======       =======       =======

                                                                     continued

NOTE 12 - INCOME TAXES CONTINUED


Components of deferred (prepaid) tax expense are as follows:(in thousands of dollars)1991
- -----------------------------------------------------------------------------
     Depreciation. . . . . . . . . . . . . . . . . . . . . . . .      $1,019
     Compensation expense. . . . . . . . . . . . . . . . . . . .      (1,224)
     Installment sales . . . . . . . . . . . . . . . . . . . . .        (139)
     Employee benefit plans. . . . . . . . . . . . . . . . . . .         (73)
     Inventory and uniform capitalization costing. . . . . . . .        (528)
     Restructuring costs . . . . . . . . . . . . . . . . . . . .       1,832
     Bad debts . . . . . . . . . . . . . . . . . . . . . . . . .          32
     Miscellaneous items . . . . . . . . . . . . . . . . . . . .          (4)
                                                                       -----
        Total deferred (prepaid) tax expense . . . . . . . . . .      $  915
                                                                      ======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.



(in thousands of dollars)                                               1993          1992
- -------------------------------------------------------------------------------------------
Deferred tax assets:
     Accounts receivable, principally
        due to allowances for returns
        and doubtful accounts. . . . . . . . . . . . . . . . . .     $ 2,538       $ 2,278
     Inventories, principally due to
        additional costs inventoried for
        tax purposes pursuant to the
        Tax Reform Act of 1986 . . . . . . . . . . . . . . . . .       5,876         5,110
     Employee compensation and
        benefits accrued for financial
        reporting purposes . . . . . . . . . . . . . . . . . . .       9,861         5,745
     Restructuring costs . . . . . . . . . . . . . . . . . . . .       9,374
     Other . . . . . . . . . . . . . . . . . . . . . . . . . . .         785         1,477
                                                                     -------       -------
     Deferred tax assets (included in
        prepaid expenses and
        deferred charges). . . . . . . . . . . . . . . . . . . .     $28,434       $14,610
                                                                     =======       =======




(in thousands of dollars)                                               1993         1992
- -----------------------------------------------------------------------------------------
Deferred tax liabilities:
     Plant and equipment, principally
        due to differences in depreciation,
        capitalized interest and
        capitalized overhead . . . . . . . . . . . . . . . . . .     $47,945       $44,370
     Noncurrent employee compensation
        and benefits accrued for financial
        reporting purposes . . . . . . . . . . . . . . . . . . .     (13,867)      (10,649)
     Other . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,736          (380)
                                                                     -------       --------
     Deferred tax liabilities. . . . . . . . . . . . . . . . . .     $35,814       $33,341
                                                                     =======       =======


The Company's effective tax rate differs from the federal statutory rate due to the following items:


(in thousands of dollars)                                       1993                          1992                   1991
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                  % of Income                   % of Income            % of Income
                                                        Amount     Before Tax        Amount      Before Tax   Amount    Before Tax
                                                        --------------------------------------------------------------------------
Computed "expected" tax
     expense on income before
     taxes at statutory rate . . . . . . . . . . . . . $26,032       35.0%          $30,697        34.0%       $28,872       34.0%
Increase (decrease) in taxes
     resulting from:
     Adjustment to deferred tax assets
        and liabilities for enacted
        changes in tax rates . . . . . . . . . . . . .     385        0.5
     State and local income taxes net of
        federal income tax benefit . . . . . . . . . .   1,861        2.5             2,170          2.4         1,956         2.3
     Foreign tax rate differential . . . . . . . . . .    (802)      (1.1)            (951)        (1.0)          (54)       (0.1)
     Minority interest . . . . . . . . . . . . . . . .     826        1.1             1,173          1.3         1,003         1.2
     Miscellaneous items . . . . . . . . . . . . . . .      (2)                         (89)        (0.1)          123         0.2
                                                       -------       -----          -------
Actual income tax expense. . . . . . . . . . . . . . . $28,300       38.0%          $33,000        36.6%       $31,900       37.6%
                                                       =======       =====          =======        =====       =======       =====

   The Company's federal income tax returns for the years prior to 1989 have been audited and completely settled.

   Provision has not been made for U.S. or additional foreign taxes on $66,977,000 of undistributed earnings of foreign subsidiaries as those earnings are considered to be permanently reinvested in the operations of those subsidiaries. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

NOTE 13 - SEGMENTS OF BUSINESS

The Company operates principally in two businesses (Flexible Packaging Products and Specialty Coated and Graphics Products) and three geographical areas (U.S., Canada and Europe). A description of the Company's lines of business begins on page four of the annual report.



LINES OF BUSINESS. . . . . . .(in millions of dollars)                1993           1992           1991
- --------------------------------------------------------------------------------------------------------
NET SALES TO UNAFFIATED CUSTOMERS:
     Flexible Packaging Products . . . . . . . . . . .            $  905.3       $  858.8       $  836.5
     Specialty Coated and Graphics Products. . . . . .               300.5          324.3          308.1

INTERSEGMENT SALES:
     Flexible Packaging Products . . . . . . . . . . .                (0.2)          (0.1)          (0.3)
     Specialty Coated and Graphics Products. . . . . .                (2.1)          (1.7)          (2.7)

                                                                  --------       --------       --------
        Total. . . . . . . . . . . . . . . . . . . . .            $1,203.5       $1,181.3       $1,141.6
                                                                  ========       ========       ========

OPERATING PROFIT:
     Flexible Packaging Products . . . . . . . . . . .            $   73.7       $   79.2       $   78.6
     Specialty Coated and Graphics Products. . . . . .                28.4           40.2           38.9
                                                                  --------       --------       --------
        Total operating profit 1 . . . . . . . . . . .               102.1          119.4          117.5
     General corporate expenses. . . . . . . . . . . .               (18.1)         (18.1)         (17.8)
     Interest expense. . . . . . . . . . . . . . . . .                (7.2)          (7.5)         (12.1)
     Minority interest in net income . . . . . . . . .                (2.4)          (3.5)          (2.7)
                                                                  --------       --------       --------
        Income before income taxes . . . . . . . . . .            $   74.4       $   90.3       $   84.9
                                                                  ========       ========       ========

IDENTIFIABLE ASSETS:
     Flexible Packaging Products . . . . . . . . . . .              $551.9         $511.7         $481.1
     Specialty Coated and Graphics Products. . . . . .               186.7          203.2          203.7
                                                                    ------        -------        -------
        Total identifiable assets 2. . . . . . . . . .               738.6          714.9          684.8
     Corporate assets 3. . . . . . . . . . . . . . . .                51.2           27.8           30.1
                                                                    ------         ------         ------
        Total. . . . . . . . . . . . . . . . . . . . .              $789.8         $742.7         $714.9
                                                                    ======         ======         ======

DEPRECIATION AND AMORTIZATION:
     Flexible Packaging Products . . . . . . . . . . .              $ 34.0         $ 35.2         $ 34.0
     Specialty Coated and Graphics Products. . . . . .                11.8           11.9           11.9
     Corporate . . . . . . . . . . . . . . . . . . . .                 1.2            1.2            1.2
                                                                    ------         ------         ------
        Total. . . . . . . . . . . . . . . . . . . . .              $ 47.0         $ 48.3         $ 47.1
                                                                    ======         ======         ======

EXPENDITURES FOR PROPERTY AND EQUIPMENT:
     Flexible Packaging Products . . . . . . . . . . .              $ 52.6         $ 59.0         $ 44.9
     Specialty Coated and Graphics Products. . . . . .                 7.0           10.9            9.4
     Corporate . . . . . . . . . . . . . . . . . . . .                 1.1            0.8            2.6
                                                                    ------         ------         ------
        Total. . . . . . . . . . . . . . . . . . . . .              $ 60.7         $ 70.7         $ 56.9
                                                                    ======         ======         ======

(1)  Operating profit is total revenue less operating expenses.
(2) Identifiable assets by lines of business include only those assets that are specifically identified with that segment's operations.
(3) Corporate assets are principally cash and short-term investments, prepaid expenses and corporate property.

Continued

NOTE 13 - SEGMENTS OF BUSINESS CONTINUED


OPERATIONS BY GEOGRAPHIC AREAS(in millions of dollars)           1993          1992           1991
Net Sales to
Unaffiliated Customers:  United States . . . . . . . .       $1,031.6      $  975.8       $  942.8
                         Canada. . . . . . . . . . . .           42.4          47.3           49.5
                         Europe. . . . . . . . . . . .          147.6         175.9          164.3
                         Eliminations. . . . . . . . .          (18.1)        (17.7)         (15.0)
                                                             --------      --------       --------
                         Total  . .  . . . . . . . . .       $1,203.5      $1,181.3       $1,141.6
                                                             ========      ========       ========

Operating Profit:   United States. . . . . . . . . . .       $   96.8      $  106.1       $  107.2
                    Canada . . . . . . . . . . . . . .            2.7           3.2            5.6
                    Europe . . . . . . . . . . . . . .            5.6          12.8           12.9
                    Eliminations . . . . . . . . . . .           (3.0)         (2.7)          (8.2)
                                                             --------      --------       --------
                    Total  . . . . . . . . . . . . . .       $  102.1      $  119.4       $  117.5
                                                             ========      ========       ========

Identifiable Assets: United States . . . . . . . . . .       $  608.6      $  566.1       $  526.7
                     Canada. . . . . . . . . . . . . .           29.4          31.9           36.1
                     Europe. . . . . . . . . . . . . .          107.6         122.3          126.3
                     Eliminations. . . . . . . . . . .           (7.0)         (5.4)          (4.3)
                                                             --------      --------        -------
                     Total   . . . . . . . . . . . . .       $  738.6      $  714.9       $  684.8
                                                             ========      ========       ========


NOTE 14 - CONTINGENCIES

   The Company is defendant in lawsuits incidental to its business. The management of the Company believes, however, that the disposition of these lawsuits will not have any material effect on the financial position and operating results of the Company.

NOTE 15 - SUBSEQUENT EVENTS

   On January 3, 1994, the Company, through its subsidiary, Morgan Adhesives Company, acquired Fitchburg Coated Products. Fitchburg operates a pressure-sensitive materials manufacturing plant in Scranton, Pennsylvania, and has sales of approximately $80 million. On January 20, 1994, the Company, through its subsidiary, Curwood, Inc., acquired the Hargro Health Care business. Hargro Health Care operates from a manufacturing plant in Chicago, Illinois, and has annual sales of approximately $17 million. The combined net purchase price of $34 million will be accounted for as a purchase of assets. Pro forma financial information is not presented as these acquisitions would not have had a significant impact on 1993's operations.

NOTE 16 - QUARTERLY FINANCIAL INFORMATION - UNAUDITED


(in millions of dollars except EPS)



Quarterly
Results                   Net Sales                   Gross Profit                Net Income               Earnings Per Share
- --------------------------------------------------------------------------------------------------------------------------------
                                         %                            %                        %                            %
Quarter              1993       1992   Change      1993    1992    Change      1993   1992  Change        1993     1992   Change

- -------          ----------------------------    ------------------------     --------------------       ------------------------
First A. . . .   $  292.6   $  289.6     1%      $ 63.8  $ 65.4     (2)%      $10.7  $10.7     0%         $.21    $ .21      0%
Second . . . .      303.3      297.5     2         68.6    70.7     (3)        15.5   15.5     0           .30      .30      0
Third(B)(D). .      299.5      292.6     2         65.8    67.3     (2)         1.0   14.5   (93)          .02      .28    (93)
Fourth C . . .      308.1      301.6     2         79.2    69.5     14         18.9   16.6    13           .36      .32     13
 . . . . . . .
Total. . . . .    1,203.5    1,181.3     2        277.4   272.9      2         46.1   57.3   (20)          .89     1.11    (20)
                  --------------------------     ------------------------     ---------------------       ------------------------
Cumulative effect
on prior years of
accounting changes                                                             (1.8)  (0.3)               (.03)    (.01)
                                                                              ---------------------       ------------------------
Total Year . .   $1,203.5   $1,181.3     2%      $277.4  $272.9     2%        $44.3  $57.0   (22)%        $.86    $1.10    (22)%
                 ===========================     =========================    =====================       =========================


(A) In the first quarter of 1993, the Company completed the sale of a European pressure-sensitive product line, sold two rigid container molding operations, and acquired the Bakery Products Division of Princeton Packaging Incorporated.
(B) During the third quarter of 1993 the Company recorded a $13.1 after-tax ($.25 per share) restructuring charge.
(C) Reductions in material cost of sales combined with improved manufacturing performance resulted in increased gross profits during the fourth quarter of 1993.
(D) Federal tax law changes enacted in the third quarter of 1993, but retroactive to the beginning of the year, decreased Net Income by $.9 in the third quarter and $1.2 or $.02 per share for the year.


                             BEMIS COMPANY, INC.

                       222 South 9th Street, Suite 2300

                            Minneapolis, Minnesota

                                  55402-4099

                               (612)  376-3000

                            Benjamin R. Field, III
                         Senior Vice President, Chief
                        Financial Officer and Treasurer