Form 10-K405, Exhibit 13
period 1994-12-31
BEMIS CO INC
filed 1995-03-13
CIK 11199

FINANCIAL HIGHLIGHTS                                         BEMIS COMPANY, INC.
                                                                AND SUBSIDIARIES
(IN THOUSANDS, EXCEPT PERCENTS, RATIOS, PER
SHARE AMOUNTS, STOCKHOLDERS, AND EMPLOYEES)

                                                                                             %
                                                                    1994           1993   Change
- ------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . . . .      $1,390,459     $1,203,494     16%

Income before income taxes . . . . . . . . . . . . . . .         118,094         74,377     59

Income taxes . . . . . . . . . . . . . . . . . . . . . .          45,300         28,300     60

Cumulative effect on prior years of
  adoption of FAS 112 in 1993. . . . . . . . . . . . . .                         (1,746)

Net income . . . . . . . . . . . . . . . . . . . . . . .          72,794         44,331     64

Return on average common
  stockholders' equity . . . . . . . . . . . . . . . . .            18.5%          12.1%    53

Cash dividends paid on
  common stock . . . . . . . . . . . . . . . . . . . . .          27,654         25,586      8

Expenditures for property
  and equipment. . . . . . . . . . . . . . . . . . . . .          93,064         60,729     53

Working capital. . . . . . . . . . . . . . . . . . . . .         208,054        152,820     36

Current ratio. . . . . . . . . . . . . . . . . . . . . .             2.0            1.8     11

Per share of common stock:
  Income before effect of change
    in accounting principles . . . . . . . . . . . . . .            1.40            .89     57
  Cumulative effect of adoption of FAS 112 in 1993 . . .                           (.03)
  Net income . . . . . . . . . . . . . . . . . . . . . .            1.40            .86     63
  Dividends paid . . . . . . . . . . . . . . . . . . . .             .54            .50      8
  Book value . . . . . . . . . . . . . . . . . . . . . .            8.16           7.24     13

Stock PE ratio range . . . . . . . . . . . . . . . . . .           15-18          24-31

Average common shares and common share
  equivalents outstanding during the year for
  computation of earnings per share. . . . . . . . . . .          51,953         51,767

Common shares outstanding at year-end. . . . . . . . . .          51,211         51,201

Number of common stockholders. . . . . . . . . . . . . .           5,602          5,649     (1)

Number of employees. . . . . . . . . . . . . . . . . . .           8,120          7,565      7


MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY

     During 1994, the Company continued its strategic focus on its core businesses by acquiring Fitchburg Coated Products, a pressure-sensitive materials plant in Scranton, Pennsylvania, and Hargro Health Care Packaging located in Chicago, Illinois. These actions follow the first quarter 1993 acquisitions of Princeton Packaging's bakery business and the sale of two non-core rigid container businesses, Louisiana Plastics, Inc. (injection molded containers) and Nashua Division (blow molded containers).

     The Fitchburg Coated Products business, acquired by our MACtac subsidiary, gives our pressure-sensitive business an entry into the Eastern U.S. market. This acquisition has been successfully integrated into MACtac's business and accounted for more than 60 percent of the 1994 sales increase in the Specialty Coated and Graphics line of business. Hargro Health Care Products of Chicago was acquired by our Coated and Laminated Film subsidiary, Curwood, Inc. While its contribution in 1994 was not significant, together with Curwood's already established Cur*Med Division, it provides us with an initial presence in the growing medical packaging market. A new state-of-the-art, dedicated manufacturing facility was completed in June of 1994 to house the Hargro operation, which was moved from Chicago in July, as well as the existing Cur*Med business.

     The $21 million restructuring program announced in the third quarter of 1993 has progressed well and was substantially complete by the end of the year. We estimate this program contributed approximately $7 million in pretax income in 1994, with additional benefits to be realized in 1995.

     As further evidence of the Company's commitment to growth, 1994 had record capital expenditures of $93 million, a $32 million increase over 1993 and $22 million more than 1992. The 1995 capital plan calls for expenditures of $115 million.

     Overall, the Company did very well in 1994, registering its twelfth consecutive year of increased sales at $1.39 billion, up 16 percent over 1993 and 18 percent ahead of 1992. Both the Flexible Packaging and Specialty Coated and Graphics Products lines reflected healthy sales increases over the prior two years' results.

     On the profit side, earnings per share for the year were up 23 percent over 1993, or $1.40 per share versus $1.14 per share, before the restructuring charge of 25 cents and a 3 cent charge for FAS 112 in 1993. Earnings per share for 1992 were $1.11, before the one cent special charge for the cumulative effect of adopting FAS 106 and 109 in that year. The 1994 earnings speak well for all of our operations and the manner in which they coped with price/ cost pressures, manufacturing inefficiencies due to the new nutritional labeling law effective midyear, problems related to the restructuring program, expanded capital programs, and integration of new acquisitions.

     Operating profits for both Flexible Packaging Products and Specialty Coated and Graphics Products segments were up in 1994 versus the prior year. Strong sales growth was evident in both segments but particularly so in the Specialty Coated and Graphics line. The rebound of our European pressure-sensitive operations, after a difficult 1993, plus the acquisition of Fitchburg Coated Products contributed to a 54 percent operating profit increase from $28.4 million in 1993 to $43.7 million in 1994. Flexible Packaging's operating profits were up $12.9 million from the $94.7 million earned in 1993 (exclusive of the $21 million restructuring charge) to $107.6 in 1994. The 1993 versus 1992 increase in the operating profit was generated entirely from the Flexible Packaging segment, which

                                                                       CONTINUED


THREE-YEAR REVIEW OF RESULTS                               PERCENT
                                                 -------------------------
                                                  1994      1993     1992
                                                 -----     -----    -----
Net Sales......................................  100.0%    100.0%    100.0%
Cost of products sold..........................   77.5      77.0      76.9
                                                 -----     -----    ------
Gross margin...................................   22.5      23.0      23.1
Selling, general and administrative expenses...   12.3      13.4      13.4
All other expenses.............................    1.7       3.4       2.1
                                                 -----     -----    ------
Income before income taxes.....................    8.5       6.2       7.6
Income taxes...................................    3.3       2.4       2.8
                                                 -----     -----    ------
Income before effect of changes in
  accounting principles........................    5.2       3.8       4.8
Cumulative effect on prior years of adoption
  of FAS 112 in 1993 and FAS 106 and
  FAS 109 in 1992..............................             (0.1)
                                                 -----     -----    ------
Net income.....................................    5.2%      3.7%      4.8%
Effective tax rate.............................   38.4%     38.0%     36.6%


[Earnings Per Share Bar Graph]

MANAGEMENT'S DISCUSSION AND ANALYSIS

                           CONTINUED


rose from $79.2 million in 1992 to $94.7 million in 1993 (excluding the $21 million restructuring charge). The Specialty Coated and Graphics Products operating profits declined from $40.2 million in 1992 to $28.4 million in 1993 on a sales drop from $322.6 million to $298.4 million for the comparable periods. The key factors in this decline were currency dislocations and the weak economy in Europe.

FORWARD LOOK

  We are enthusiastic about 1995 and beyond. Europe appears to be on a more stable economic footing, our restructuring program is about completed, the recent surge in raw material prices is expected to top out and the U.S. economy seems relatively stable. These external factors coupled with our own programs aimed at operational improvements, technological leadership and more customer intimacy should result in continued growth in sales and earnings.

RESTRUCTURING

  In the third quarter of 1993, a restructuring plan was announced for our Flexible Packaging Products line of business. The objective of this plan was to increase profitability through improved operating efficiency. This plan resulted in a $21 million pretax charge to "Other Costs" in the third quarter of 1993 and was expected to produce annual pretax savings of $8 million when fully implemented.

  Key aspects of the plan included redeployment of assets in both the domestic and international packaging machinery businesses ($7.2 million), the closedown of a U.S. nylon resin production facility ($6.2 million), and the consolidation of two paper packaging plants into larger facilities ($5.0 million). These restructuring actions were expected to result in the elimination of 264 jobs in the U.S. and Europe and the relocation of an additional 27 employees in conjunction with the closing of five manufacturing facilities. At the close of 1994, actual employee reductions totaled 266 plus 26 transfers.

  The total 1993 charge of $21 million included $13.6 million for asset write-downs/redeployment, $4.1 million for employee severance and relocation, and $3.3 million for all other expenses. As of December 31, 1994, actual charges against the reserve for the same comparable categories were $13.3 million, $3.3 million, and $2.5 million, respectively. Of this $19.1 million in total net charges, $15.1 million was for non-cash write-offs and $4.0 million represents cash outlays net of recoveries on asset disposals. Three of the five closed facilities have been sold; one sublease and one plant sale still remain to be completed along with some ongoing severance payments and project costs.

COSTS AND EXPENSES

  Costs of Goods Sold as a percentage of Net Sales increased slightly for the three-year period. Sharp raw material price increases experienced in 1994 were nearly offset by our own pricing efforts together with manufacturing efficiencies resulting from our restructuring efforts which were initiated in late 1993. The slight decrease in gross margins in 1993 relates primarily to higher overhead rates in our Flexible Packaging area due to substantial capital additions not fully utilized in 1993. In addition, the sharp drop in European sales in 1993, due to the weak European economy, contributed to under utilization of our manufacturing facilities there.

  Selling, General and Administrative Expense increased in absolute dollars in 1994 but declined in relation to sales due to business acquisitions and improving European business conditions. The somewhat higher expenditures in 1993 versus 1992 relate primarily to increased costs associated with the acquisition and integration of the new bakery packaging business, additional expenditures associated with the implementation of new management information systems, and added 1993 costs for postretirement benefits associated with FAS 106 adopted in 1992.

[Net Sales Bar Graph]
[Return on Average Common Stockholders' Equity Bar Graph]
[Return on Average Total Capital Bar Graph]

  Research and Development Expense was $13.1 million in 1994, $14.1 million in 1993, and $15.9 million in 1992. The 1994 decline was due to reduced product development expense in our packaging machinery business. The 1993 decline was due to reduced product development expense in our coated and laminated business and our pressure-sensitive materials business.

  Interest Expense was $8.4 million for 1994, compared to $7.2 million in 1993 and $7.5 million in 1992. Higher average interest rates and debt levels in 1994 account for the higher interest expense. The increased debt level was due to acquisitions and higher working capital. The modest decrease between 1993 and 1992 is due entirely to lower average interest rates during 1993.

  Other Costs (Income) reflects an $.8 million income for 1994 versus costs of $17.7 million in 1993 and income of $1.7 million in 1992. The sharp expense increase in 1993 versus 1994 and 1992 is due principally to a third quarter 1993 restructuring charge of $21 million. Additionally, 1993's expense is partially offset by income from business and product line sales.

RETURN ON INVESTMENT

  Return on average common stockholders' equity in 1994 was 18.5 percent compared to 12.1 percent in 1993 and 16.5 percent in 1992. The sharp decline for 1993 versus 1992 is due primarily to the $21 million restructuring charge in 1993, previously explained.

  Operating profit as a percent of average investment, which appears in the Five-Year Summary on page five of this report, was 22.9 percent in 1994, compared to 16.9 percent in 1993 and 20.9 percent in 1992.

  The return in Flexible Packaging was 21.8 percent in 1994 compared to 16.2 percent in 1993 and 19.3 percent in 1992. The return in Specialty Coated and Graphics Products was 26.1 percent in 1994 compared to 18.9 percent in 1993 and
25.2 percent in 1992.

  Return on average total capital was 13.4 percent in 1994, 9.2 percent in 1993 and 11.8 percent in 1992. Total capital is defined as the sum of all short-term and long-term debt, including obligations under capital leases, stockholders' equity and deferred taxes. Return on capital is based on net income adjusted for interest expense on an after-tax basis.

CAPITAL EXPENDITURES

  Capital expenditures in 1994 were $93.1 million compared to $60.7 million in 1993 and $70.7 million in 1992, including capitalized interest of $.7 million, $.5 million, and $1.0 million for 1994, 1993, and 1992, respectively. In 1995 management anticipates expenditures in the $115 million range. The bulk of these expenditures, made from internally generated funds, will be for continued expansion of the Company's major growth businesses, with major equipment planned for both the coated and laminated film and polyethylene packaging businesses.

CAPITAL STRUCTURE, LIQUIDITY AND CASH FLOW

  Stockholders' equity increased in 1994 to $418.0 million, up from $370.5 million in 1993 and $361.0 million in 1992, due primarily to earnings net of dividend payments. In 1994 there were no common stock purchases compared to $1.3 million in 1993 and no purchases in 1992.

  Total debt increased $46.9 million in 1994 to $174.2 million, making debt as a percent of stockholders' equity 42 percent compared to 34 percent in 1993 and 38 percent in 1992. In 1995 total debt is expected to increase $10-$20 million due to increases in capital expenditures and working capital.

  Working capital (excluding short-term debt) increased by $53.6 million to $210.5 million in 1994 following a decrease of $4.6 million to $156.9 million in 1993, and an increase of $13 million in 1992. The 1994 increase resulted from higher business activity and more aggressive purchasing of inventory during the year. The current ratio in 1994 was 2.0:1 compared to 1.8:1 in 1993 and 2.0:1 in 1992.

                                                                       CONTINUED

[Capital Expenditures Bar Graph]
[Total Stockholders' Equity Bar Graph]
[Total Debt as a Percent of Equity Bar Graph]

MANAGEMENT'S DISCUSSION AND ANALYSIS

                           CONTINUED


  The Company's cash flow remained strong in 1994 as cash provided by operations was $132.5 million compared to $97.5 million in 1993 and $93.8 million in 1992. Cash provided by operations was reduced in 1993 by charges against income of $15.9 million for restructuring and FAS 112, and in 1992 by $13.3 million relating to FAS 106. The following schedule presents the major sources and uses of cash for the Company in 1994.


     SOURCES AND USES OF CASH
     (IN MILLIONS OF DOLLARS)

SOURCES
Net income . . . . . . . . . . . .     $ 72.8
Depreciation and
  amortization . . . . . . . . . .       51.8
Increase in total debt . . . . . .       46.9
Minority interest. . . . . . . . .        3.4
Deferred income taxes. . . . . . .        4.2
Proceeds from
  property sales . . . . . . . . .        3.6
Other  . . . . . . . . . . . . . .        4.5
                                       ------
  Total Sources. . . . . . . . . .     $187.2
                                       ------
                                       ------

USES
Capital expenditures . . . . . . .     $ 93.1
Increase in working capital* . . .       34.4
Business acquisitions. . . . . . .       32.0
Dividends. . . . . . . . . . . . .       27.7
                                       ------
Total Uses . . . . . . . . . . . .     $187.2
                                       ------
                                       ------

*EXCLUDING SHORT-TERM DEBT AND WORKING
 CAPITAL ACQUIRED WITH BUSINESS ACQUISITIONS.


     The Company's pretax interest coverage was 15 times in 1994 compared to 11 times in 1993 and 13 times in 1992. Pretax income increased to $118.1 million in 1994 from $74.4 million in 1993 and $90.3 million in 1992. Interest expense was $8.4 million in 1994, $7.2 million in 1993 and $7.5 million in 1992.

PRETAX INTEREST COVERAGE

COVERAGE OF INTEREST BY
PRETAX INCOME AND INTEREST

     1990      1991      1992      1993      1994
     --------------------------------------------
     8.0       8.0       13.0      11.3      15.1
     --------------------------------------------


     Substantial credit is available to the Company for future use, including a revolving credit agreement with five banks which was increased from $140 million to $160 million early in 1994. Bemis is also an issuer of commercial paper which carries an A1/P1 rating.

INCOME TAXES

     Our effective tax rates were 38 percent in 1994 and 1993 versus 37 percent in 1992. The increase in 1993 is due primarily to the 1 percent increase in the U.S. Federal statutory tax rate during 1993. The primary difference between our overall tax rate and the U.S. statutory tax rate of 35 percent in 1994 and 1993 and 34 percent in 1992 relates to state and local income taxes net of the federal income tax benefit.

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

MARKET PRICES* AND DIVIDENDS PER COMMON SHARE OF STOCK

     The Bemis quarterly dividend was increased by 8 percent in the first quarter of 1994 to 13.5 cents per share from 12.5 cents. This followed first quarter increases of 9 percent in 1993 to 12.5 cents per share from 11.5 cents, and 10 percent in 1992 to 11.5 cents per share from 10.5 cents.

     Common dividends for the year were 54 cents per share, up from 50 cents in 1993 and 46 cents in 1992. The 1994 payout ratio was 39 percent compared to 58 percent in 1993 and 42 percent in 1992. Based on the market price of $23.62 per share at the beginning of 1994, the dividend yield was 2.3 percent.

     Stockholders' equity per common share (book value per share) increased to $8.16 per share in 1994, up from $7.24 per share in 1993 and $7.06 per share in 1992. Trading volume in Bemis common stock was 14,200,000 shares in 1994.

     In February 1995, the Board of Directors increased the quarterly cash dividend on common stock to 16 cents per share from 13.5 cents, an 18.5 percent increase.

     The accompanying schedule shows quarterly closing market prices and dividend information.

[Dividends Paid Per Common Share Bar Graph]



BEMIS COMMON STOCK                 1994                          1993                          1992
PERFORMANCE              --------------------------------------------------------------------------------------
                                           Dividend                      Dividend                      Dividend
                         High      Low       Paid      High      Low       Paid      High      Low       Paid
                         --------------------------    --------------------------    --------------------------
First Quarter . . . . .  24-1/8    21-1/8    $.135     26-3/4    24        $.125     24-1/8    20-1/8    $.115
Second Quarter  . . . .  24-7/8    21         .135     24-7/8    21-1/4     .125     26-1/8    21-3/4     .115
Third Quarter . . . . .  25-5/8    22-1/2     .135     23-1/8    20-1/4     .125     29-1/4    24-3/8     .115
Fourth Quarter  . . . .  25        21-7/8     .135     23-5/8    20-1/4     .125     27        21-3/8     .115

*NEW YORK STOCK EXCHANGE: BMS


FIVE-YEAR CONSOLIDATED REVIEW                                BEMIS COMPANY, INC.
                                                                AND SUBSIDIARIES
(IN MILLIONS, EXCEPT PERCENTS, SHARES, RATIOS, PER
SHARE AMOUNTS, STOCKHOLDERS, AND EMPLOYEES)


                                                             1994           1993           1992           1991           1990
- -------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA

Net sales. . . . . . . . . . . . . . . . . . . . . . . .   $1,390.5       $1,203.5       $1,181.3       $1,141.6       $1,128.2
Cost of products sold and other expenses . . . . . . . .    1,264.0        1,121.9        1,083.5        1,044.6        1,034.8
Interest expense . . . . . . . . . . . . . . . . . . . .        8.4            7.2            7.5           12.1           11.7
Income before income taxes . . . . . . . . . . . . . . .      118.1           74.4           90.3           84.9           81.7
Income taxes . . . . . . . . . . . . . . . . . . . . . .       45.3           28.3           33.0           31.9           30.8
Income before effect of changes in
  accounting principles. . . . . . . . . . . . . . . . .       72.8           46.1           57.3           53.0           50.9
Cumulative effect on prior years of adoption
  of FAS 112 in 1993 and FAS 106 and
  FAS 109 in 1992. . . . . . . . . . . . . . . . . . . .                      (1.8)          (0.3)
Net income . . . . . . . . . . . . . . . . . . . . . . .       72.8           44.3           57.0           53.0           50.9
Net income as a percentage of net sales. . . . . . . . .        5.2%           3.7%           4.8%           4.6%           4.5%

COMMON SHARE DATA

Income before effect of changes in
  accounting principles. . . . . . . . . . . . . . . . .       1.40            .89           1.11           1.03            .99
Cumulative effect of adoption of FAS 112 in. . . . . . .
  1993 and FAS 106 and FAS 109 in 1992 . . . . . . . . .                      (.03)          (.01)
Net income . . . . . . . . . . . . . . . . . . . . . . .       1.40            .86           1.10           1.03            .99
Dividends per common share . . . . . . . . . . . . . . .        .54            .50            .46            .42            .36
Book value per common share. . . . . . . . . . . . . . .       8.16           7.24           7.06           6.46           5.81
Stock PE ratio range . . . . . . . . . . . . . . . . . .      15-18          24-31          18-27          13-20          13-19
Average common shares and common share
  equivalents outstanding during the year for
  computation of earnings per share. . . . . . . . . . . 51,953,210     51,767,064     51,839,696     51,529,806     51,402,988
Common shares outstanding at year-end. . . . . . . . . . 51,211,326     51,201,326     51,151,770     50,986,128     50,918,932

CAPITAL STRUCTURE AND OTHER DATA

Current ratio. . . . . . . . . . . . . . . . . . . . . .        2.0            1.8            2.0            1.8            1.8
Working capital. . . . . . . . . . . . . . . . . . . . .      208.1          152.8          154.0          140.6          150.2
Total assets . . . . . . . . . . . . . . . . . . . . . .      923.3          789.8          742.7          714.9          756.5
Long-term debt . . . . . . . . . . . . . . . . . . . . .      170.7          120.5          127.8          125.2          166.9
Long-term obligations under capital leases . . . . . . .        1.0            2.7            3.2            3.6            4.2
Stockholders' equity . . . . . . . . . . . . . . . . . .      418.0          370.5          361.0          329.2          295.6
Return on average common equity. . . . . . . . . . . . .       18.5%          12.1%          16.5%          17.0%          18.1%
Return on average total capital. . . . . . . . . . . . .       13.4%           9.2%          11.8%          11.8%          12.3%
Depreciation and amortization. . . . . . . . . . . . . .       51.8           47.0           48.3           47.1           42.3
Capital expenditures . . . . . . . . . . . . . . . . . .       93.1           60.7           70.7           56.9           73.1
Number of common stockholders. . . . . . . . . . . . . .      5,602          5,649          5,020          4,411          4,479
Number of employees. . . . . . . . . . . . . . . . . . .      8,120          7,565          7,733          7,796          7,950
Wages and salaries . . . . . . . . . . . . . . . . . . .      276.8          251.6          246.3          234.5          225.9
Research and development expense . . . . . . . . . . . .       13.1           14.1           15.9           13.2           15.4

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

     Price Waterhouse LLP, independent accountants, are retained to audit the financial statements. Their audit is conducted in accordance with generally accepted auditing standards and includes selective reviews of internal accounting controls.

     The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with management, internal auditors, and independent accountants to review the work of each and to satisfy itself that the respective parties are properly discharging their responsibilities. Both Price Waterhouse LLP and the internal auditors have had unrestricted access to the Audit Committee, without the presence of Company management, for the purpose of discussing the results of their examination and their opinions on the adequacy of internal accounting controls and the quality of financial reporting.

   JOHN H. ROE                BENJAMIN R. FIELD, III        LEROY F. BAZANY
   PRESIDENT AND              SENIOR VICE PRESIDENT,        VICE PRESIDENT
   CHIEF EXECUTIVE OFFICER    CHIEF FINANCIAL OFFICER       AND CONTROLLER
                              AND TREASURER

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF BEMIS COMPANY, INC.:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Bemis Company, Inc., and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
MINNEAPOLIS, MINNESOTA, JANUARY 23, 1995

CONSOLIDATED STATEMENT OF INCOME                             BEMIS COMPANY, INC.
                                                                AND SUBSIDIARIES
YEARS ENDED DECEMBER 31,
(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                          1994           1993           1992
- ------------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . . .      $1,390,459     $1,203,494     $1,181,336

Costs and expenses:
  Cost of products sold. . . . . . . . . . . . . . . . . . . .       1,077,130        926,135        908,394
  Selling, general and administrative expenses . . . . . . . .         171,139        161,598        157,383
  Research and development . . . . . . . . . . . . . . . . . .          13,124         14,084         15,939
  Interest . . . . . . . . . . . . . . . . . . . . . . . . . .           8,395          7,201          7,546
  Other (income) costs, net. . . . . . . . . . . . . . . . . .            (802)        17,739         (1,661)
  Minority interest in net income. . . . . . . . . . . . . . .           3,379          2,360          3,449
                                                                    ----------     ----------     ----------

Income before income taxes . . . . . . . . . . . . . . . . . .         118,094         74,377         90,286

Provision for income taxes . . . . . . . . . . . . . . . . . .          45,300         28,300         33,000
                                                                    ----------     ----------     ----------

Income before effect of changes in accounting principles . . .          72,794         46,077         57,286

Cumulative effect on prior years of adoption of FAS 112
  in 1993 and FAS 106 and FAS 109 in 1992. . . . . . . . . . .                         (1,746)          (274)
                                                                    ----------     ----------     ----------

Net income . . . . . . . . . . . . . . . . . . . . . . . . . .      $   72,794     $   44,331     $   57,012
                                                                    ----------     ----------     ----------
                                                                    ----------     ----------     ----------

Earnings per share of common stock before effect
  of changes in accounting principles. . . . . . . . . . . . .           $1.40          $ .89          $1.11

Cumulative effect of adoption of FAS 112 in 1993
  and FAS 106 and FAS 109 in 1992. . . . . . . . . . . . . . .                           (.03)          (.01)
                                                                    ----------     ----------     ----------

Earnings per share of common stock . . . . . . . . . . . . . .           $1.40          $ .86          $1.10
                                                                    ----------     ----------     ----------
                                                                    ----------     ----------     ----------

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

CONSOLIDATED BALANCE SHEET

DECEMBER 31,
(IN THOUSANDS OF DOLLARS)


ASSETS                                                      1994        1993
- -------------------------------------------------------------------------------
Current assets:
  Cash . . . . . . . . . . . . . . . . . . . . . . . .   $ 12,726    $  8,911
  Accounts receivable, less $11,811 and $9,228
    for doubtful accounts and allowances . . . . . . .    197,164     161,695
  Inventories. . . . . . . . . . . . . . . . . . . . .    168,153     127,123
  Prepaid expenses and deferred charges. . . . . . . .     40,829      39,280
                                                         --------    --------
    Total current assets . . . . . . . . . . . . . . .    418,872     337,009
                                                         --------    --------


Property and equipment:
  Land and land improvements . . . . . . . . . . . . .     11,257      11,900
  Buildings and leasehold improvements . . . . . . . .    152,540     148,814
  Machinery and equipment. . . . . . . . . . . . . . .    558,666     515,917
                                                         --------    --------
                                                          722,463     676,631
  Less - accumulated depreciation. . . . . . . . . . .    261,147     261,743
                                                         --------    --------
                                                          461,316     414,888
                                                         --------    --------


Excess of cost of investments in subsidiaries over
  net assets acquired. . . . . . . . . . . . . . . . .     29,743      24,814
Other assets . . . . . . . . . . . . . . . . . . . . .     13,408      13,056
                                                         --------    --------
                                                           43,151      37,870
                                                         --------    --------
Total assets . . . . . . . . . . . . . . . . . . . . .   $923,339    $789,767
                                                         --------    --------
                                                         --------    --------


(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)         CONTINUED

                                                             BEMIS COMPANY, INC.
                                                                AND SUBSIDIARIES



LIABILITIES AND STOCKHOLDERS' EQUITY                        1994        1993
- -------------------------------------------------------------------------------
Current liabilities:
  Current portion of long-term debt. . . . . . . . . .   $    753    $  4,035
  Short-term borrowings. . . . . . . . . . . . . . . .      1,671       1,299
  Accounts payable . . . . . . . . . . . . . . . . . .    159,272     138,243
  Accrued liabilities:
    Salaries and wages . . . . . . . . . . . . . . . .     31,956      22,015
    Income taxes . . . . . . . . . . . . . . . . . . .      9,495       9,875
    Other taxes. . . . . . . . . . . . . . . . . . . .      7,671      10,021
                                                         --------    --------
      Total current liabilities. . . . . . . . . . . .    210,818     184,189
Long-term debt, less current portion . . . . . . . . .    171,728     123,215
Deferred taxes . . . . . . . . . . . . . . . . . . . .     40,013      35,813
Other liabilities and deferred credits . . . . . . . .     58,823      54,602
                                                         --------    --------
    Total liabilities. . . . . . . . . . . . . . . . .    481,382     397,819
                                                         --------    --------
Minority interest. . . . . . . . . . . . . . . . . . .     23,930      21,409
Stockholders' equity:
  Common stock, $.10 par value:
    Authorized - 123,800,000 shares
    Issued - 55,723,731 and 55,713,731 shares. . . . .      5,572       5,571
  Capital in excess of par value . . . . . . . . . . .    101,290     101,153
  Retained income. . . . . . . . . . . . . . . . . . .    439,364     397,922
  Cumulative translation adjustment. . . . . . . . . .      5,294        (614)
  Common stock held in treasury,
    4,512,405 shares, at cost. . . . . . . . . . . . .   (133,493)   (133,493)
                                                         --------    --------
    Total stockholders' equity . . . . . . . . . . . .    418,027     370,539
                                                         --------    --------
Total liabilities and stockholders' equity . . . . . .   $923,339    $789,767
                                                         --------    --------
                                                         --------    --------

CONSOLIDATED STATEMENT
OF CASH FLOWS

YEARS ENDED DECEMBER 31,
(IN THOUSANDS OF DOLLARS)

                                                                   1994         1993        1992
- ------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income . . . . . . . . . . . . . . . . . . . . . . .     $ 72,794     $ 44,331     $57,012

  Non-cash items:
    Depreciation and amortization. . . . . . . . . . . . .       51,828       46,982      48,304
    Minority interest in net income. . . . . . . . . . . .        3,379        2,360       3,449
    Deferred income taxes, non-current portion . . . . . .        4,297        2,582     (13,144)
    Loss (gain) on sale of property and equipment. . . . .          210        1,231      (1,850)
                                                               --------     --------     -------

  Cash provided by operations. . . . . . . . . . . . . . .      132,508       97,486      93,771

  Changes in working capital, net of
    effects of acquisitions and dispositions:
    Accounts receivable. . . . . . . . . . . . . . . . . .      (20,863)      (3,188)    (12,982)
    Inventories. . . . . . . . . . . . . . . . . . . . . .      (23,784)        (654)         61
    Prepaid expenses and deferred charges. . . . . . . . .         (768)     (19,589)     (1,524)
    Accounts payable . . . . . . . . . . . . . . . . . . .       11,881       19,038       2,505
    Accrued salaries and wages . . . . . . . . . . . . . .        7,530       (1,110)     (1,079)
    Accrued income taxes . . . . . . . . . . . . . . . . .         (759)       1,586      (3,247)
    Accrued other taxes. . . . . . . . . . . . . . . . . .       (2,501)       3,798      (2,439)

  Changes in other liabilities and deferred credits. . . .          523       18,284      12,780

  Changes in deferred charges and other investments. . . .         (230)        (742)     (1,041)

  Other. . . . . . . . . . . . . . . . . . . . . . . . . .        1,280       (1,005)       (479)
                                                               --------     --------     -------

Net cash provided by operating activities. . . . . . . . .     $104,817     $113,904     $86,326
                                                               --------     --------     -------

                                                                       CONTINUED

                                                             BEMIS COMPANY, INC.
                                                                AND SUBSIDIARIES

CONTINUED                                                          1994         1993        1992
- ------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to property and equipment. . . . . . . . . . .     ($93,064)    ($60,729)   ($70,688)
  Business acquisition, net of divestitures. . . . . . . .      (31,956)      (7,684)
  Proceeds from sale of property and equipment . . . . . .        3,594        2,491       3,577
  Other. . . . . . . . . . . . . . . . . . . . . . . . . .          337          111         433
                                                               --------     --------     -------

Net cash used by investing activities. . . . . . . . . . .     (121,089)     (65,811)    (66,678)
                                                               --------     --------     -------

Cash flows from financing activities:
  Increase in long-term debt . . . . . . . . . . . . . . .       57,601        4,791       8,101
  Repayment of long-term debt. . . . . . . . . . . . . . .      (10,287)     (11,426)     (6,355)
  Change in short-term borrowings. . . . . . . . . . . . .        1,671       (1,131)       (107)
  Change in current portion of long-term debt. . . . . . .       (3,769)      (1,701)        (48)
  Cash dividends paid. . . . . . . . . . . . . . . . . . .      (27,654)     (25,586)    (23,530)
  Subsidiary dividends to minority stockholders. . . . . .       (1,703)      (3,406)     (1,611)
  Purchase of common stock for the treasury  . . . . . . .                    (1,262)         (1)
  Stock incentive programs and related tax effects . . . .          138        1,642       1,374
                                                               --------     --------     -------

Net cash provided (used) by financing activities . . . . .       15,997      (38,079)    (22,177)
                                                               --------     --------     -------

Effect of exchange rate changes on cash. . . . . . . . . .        4,090       (1,204)      1,238
                                                               --------     --------     -------

Net increase (decrease) in cash. . . . . . . . . . . . . .     $  3,815     $  8,810     ($1,291)
                                                               --------     --------     -------
                                                               --------     --------     -------

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

DURING THE THREE YEARS ENDED DECEMBER 31, 1994, 1993, AND
1992, THE COMPANY PAID INTEREST OF $9,223,000, $7,633,000, AND
$9,573,000 AND INCOME TAXES OF $39,918,000, $34,872,000,
AND $36,127,000, RESPECTIVELY.

CONSOLIDATED STATEMENT                                       BEMIS COMPANY, INC.
OF STOCKHOLDERS' EQUITY                                         AND SUBSIDIARIES

(IN THOUSANDS OF DOLLARS)


                                                                       Capital in                    Cumulative       Common
                                                           Common      Excess of       Retained      Translation    Stock Held
                                                           Stock       Par Value        Income       Adjustment     in Treasury
- -------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1991 . . . . . . . . . . . .       $5,544       $ 98,164       $348,167         $9,581      ($132,230)
Net income for 1992. . . . . . . . . . . . . . . . .                                     57,012
Translation adjustment for 1992. . . . . . . . . . .                                                    (3,538)
Pension liability adjustment . . . . . . . . . . . .                                        407
Cash dividends paid on common stock,
  $.46 per share . . . . . . . . . . . . . . . . . .                                    (23,530)
Stock incentive programs and
  related tax effects. . . . . . . . . . . . . . . .           17          1,357
Purchase of 4 shares of
  common stock . . . . . . . . . . . . . . . . . . .                                                                       (1)
                                                           ------       --------       --------         ------      ---------
Balance at December 31, 1992 . . . . . . . . . . . .        5,561         99,521        382,056          6,043       (132,231)


Net income for 1993. . . . . . . . . . . . . . . . .                                     44,331
Translation adjustment for 1993. . . . . . . . . . .                                                    (6,657)
Pension liability adjustment . . . . . . . . . . . .                                     (2,879)
Cash dividends paid on common stock,
  $.50 per share . . . . . . . . . . . . . . . . . .                                    (25,586)
Stock incentive programs and
  related tax effects. . . . . . . . . . . . . . . .           10          1,632
Purchase of 56,112 shares of
  common stock . . . . . . . . . . . . . . . . . . .                                                                   (1,262)
                                                           ------       --------       --------         ------      ---------
Balance at December 31, 1993 . . . . . . . . . . . .        5,571        101,153        397,922           (614)      (133,493)
                                                           ------       --------       --------         ------      ---------


Net income for 1994. . . . . . . . . . . . . . . . .                                     72,794
Translation adjustment for 1994. . . . . . . . . . .                                                     5,908
Pension liability adjustment . . . . . . . . . . . .                                     (3,698)
Cash dividends paid on common stock,
  $.54 per share . . . . . . . . . . . . . . . . . .                                    (27,654)
Stock incentive programs and
  related tax effects. . . . . . . . . . . . . . . .            1            137
                                                           ------       --------       --------         ------      ---------
Balance at December 31, 1994 . . . . . . . . . . . .       $5,572       $101,290       $439,364         $5,294      ($133,493)
                                                           ------       --------       --------         ------      ---------
                                                           ------       --------       --------         ------      ---------


(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
NOTE 1 - ACCOUNTING POLICIES

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

PROPERTY AND EQUIPMENT:
     Property and equipment are stated at cost. Plant and equipment are depreciated for financial reporting purposes principally using the straight-line method over the estimated useful lives of assets. For tax purposes, the Company generally uses accelerated methods of depreciation. The tax effect of the difference between book and tax depreciation has been provided as deferred income taxes. On sale or retirement, the asset cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in income. Maintenance and repairs which do not improve efficiency or extend economic life are expensed currently. Interest costs are capitalized for major capital expenditures during construction.

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

PREFERRED STOCK PURCHASE RIGHTS:
     On August 3, 1989, the Company's Board of Directors adopted a Shareholder Rights Plan by declaring a dividend of one preferred share purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one one-hundredth of a share of Series A Junior Preferred Stock for $120. The rights become exercisable if and when a person acquires 20 percent or more of the Company's outstanding common stock, subject to certain exceptions, or announces an offer which would result in such person acquiring 20 percent or more of the Company's outstanding common stock. Upon the rights becoming exercisable, each right will entitle its holder to buy common stock of the Company having a market value of twice the exercise price of the right. The rights expire August 22, 1999, and may be redeemed by the Company for 1 cent per right at any time before the 30th day following the announcement that a person has acquired 20 percent or more of the Company's outstanding common stock. In connection with the Shareholder Rights Plan, the Company's Board of Directors authorized 600,000 shares of Series A Junior Preferred Stock with a par value of $1 per share. At December 31, 1994, none of these shares were issued or outstanding.

- --------------------------------------------------------------------------------
NOTE 2 - CHANGES IN ACCOUNTING PRINCIPLES

     The Company adopted Financial Accounting Standards related to postemployment benefits (Statement 112), income taxes (Statement 109), and postretirement benefits other than pensions (Statement 106) during 1993 and 1992. Accordingly, the cumulative effect of these changes in accounting principles have been reported in the Consolidated Statement of Income as follows:


(IN THOUSANDS OF DOLLARS, EXCEPT EPS)                   1993         1992
- -------------------------------------------------------------------------
Statement 112, Postemployment Benefits:
  Cumulative effect on prior years . . . . . . .     $(2,798)
  Income tax benefit upon
    adoption of FAS 112. . . . . . . . . . . . .       1,052

Statement 106, Postretirement Benefits
Other Than Pensions:
  Cumulative effect on prior years . . . . . . .                 $(13,345)
  Income tax benefit upon
    adoption of FAS 106. . . . . . . . . . . . .                    4,978

Statement 109, Accounting for Income Taxes:
  Cumulative effect on prior years . . . . . . .                    8,093
                                                     -------     --------

Cumulative net effect on prior years of
  adoption of FAS 112 in 1993 and
  FAS 106 and FAS 109 in 1992. . . . . . . . . .     $(1,746)    $   (274)
                                                     -------     --------
                                                     -------     --------

Effect on EPS of common stock
  of adoption of FAS 112 (1993 -
  $2,798 less $1,052 tax benefit). . . . . . . .     $  (.03)
                                                     -------
                                                     -------

Effect on EPS of common stock
  of adoption of FAS 106
  ($13,345 less $4,978 tax benefit). . . . . . .                 $  (.161)

Effect on EPS of common stock
  of adoption of FAS 109 . . . . . . . . . . . .                     .156
                                                     -------     --------

Net effect on EPS. . . . . . . . . . . . . . . .     $  (.03)    $  (.005)
                                                     -------     --------
                                                     -------     --------

- --------------------------------------------------------------------------------
NOTE 3 - BUSINESS ACQUISITIONS AND DISPOSITIONS

     On January 3, 1994, the Company, through its subsidiary, Morgan Adhesives Company, acquired Fitchburg Coated Products. Fitchburg operates a pressure-sensitive materials manufacturing plant in Scranton, Pennsylvania, and has sales of approximately $80 million. On January 20, 1994, the Company, through its subsidiary, Curwood, Inc., acquired the Hargro Health Care business which totaled approximately $17 million in annual sales. The combined net purchase price of $32 million has been accounted for under the purchase method of accounting. The results of operations for Fitchburg subsequent to January 2, 1994, and for Hargro subsequent to January 19, 1994, are included in these financial statements.

     On February 4, 1993, the Company acquired the Princeton Packaging Bakery Division, with sales of approximately $70 million, for $32.7 million in cash. The acquisition has been accounted for under the purchase method of accounting. The Bakery Division's results of operations subsequent to February 3, 1993, are included in these financial statements.

     On February 26, 1993, the Company's blow-molding operation located in Nashua, New Hampshire, was sold. On March 12, 1993, the Company's subsidiary, Louisiana Plastics, Inc., was sold. Combined 1992 sales for these two operations totaled nearly $59 million. Cash received for these two operations totaled $25 million. The nominal gain realized on these transactions is included in other income.

     Supplemental pro forma results of operations giving effect to the acquisitions and dispositions are not presented because they are not material.

- --------------------------------------------------------------------------------
NOTE 4 - RESTRUCTURING OF OPERATIONS

     In the third quarter of 1993, a restructuring plan was announced for our Flexible Packaging Products line of business. The objective of this plan was to increase profitability through improved operating efficiency. This plan resulted in a $21 million pretax charge to "Other Costs" in the third quarter of 1993 and was expected to produce annual pretax savings of $8 million when fully implemented.

     Key aspects of the plan included redeployment of assets in both the domestic and international packaging machinery businesses ($7.2 million), the closedown of a U.S. nylon resin production facility ($6.2 million), the consolidation of two paper packaging plants into larger facilities ($5.0 million), and $2.6 million for all other expenses principally related to the write-off of nonproductive assets in the coated and laminated film business.

                                                                       CONTINUED

NOTE 4 - RESTRUCTURING OF OPERATIONS CONTINUED


     These restructuring actions were expected to result in the elimination of 264 jobs in the U.S. and Europe and the relocation of an additional 27 employees in conjunction with the closing of five manufacturing facilities. At the close of 1994, actual employee reductions totaled 266 plus 26 transfers.

     All facility closures and consolidations were essentially completed as of the end of 1994. One sublease and one plant sale are pending completion in 1995 as well as some ongoing severance payments and project costs. Because of these pending transactions and final restructuring actions, final adjustments to the reserve cannot be made until 1995; however, no material gain or loss is expected.

EMPLOYEE SEPARATIONS - RESTRUCTURING

                                   HOURLY    SALARIED      TOTAL
- ----------------------------------------------------------------
Planned Employee Reductions. . .     187         77         264
                                     ---        ---         ---
                                     ---        ---         ---

ACTUAL EMPLOYEE REDUCTIONS
1993 - Packaging Machinery . . .      38         14          52
       Paper Packaging . . . . .       4                      4
       Coated and Laminated Film      29          4          33
                                     ---        ---         ---
          Total. . . . . . . . .      71         18          89
                                     ---        ---         ---

1994 - Packaging Machinery . . .      34         37          71
       Paper Packaging . . . . .      77         18          95
       Coated and Laminated Film       5          6          11
                                     ---        ---         ---
          Total. . . . . . . . .     116         61         177
                                     ---        ---         ---

       Cumulative Total. . . . .     187         79         266
                                     ---        ---         ---
                                     ---        ---         ---

ANALYSIS OF RESTRUCTURING RESERVE

                                                                      ASSET
                                                        EMPLOYEE   WRITE-DOWNS/
(IN THOUSANDS OF DOLLARS)                                 COSTS    REDEPLOYMENT     OTHER       TOTAL        CASH       NONCASH
- --------------------------------------------------------------------------------------------------------------------------------
Reserve balance September 30, 1993 . . . . . . . . .     $(4,100)    $(13,600)    $(3,300)    $(21,000)    $(9,600)    $(11,400)

1993 Reserve charges: Packaging Machinery. . . . . .         250          672         420        1,342         861          481
                      Paper Packaging. . . . . . . .
                      Nylon Resin Manufacturing. . .         134       (1,462)        103       (1,225)     (1,225)
                      Other. . . . . . . . . . . . .                    1,837                    1,837          70        1,767
                                                         -------     --------     -------     --------     -------     --------

Reserve balance December 31, 1993. . . . . . . . . .      (3,716)     (12,553)     (2,777)     (19,046)     (9,894)      (9,152)
                                                         -------     --------     -------     --------     -------     --------

1994 Reserve charges: Packaging Machinery. . . . . .       1,614        2,514         982        5,110       2,932        2,178
                      Paper Packaging. . . . . . . .       1,116        3,324         311        4,751       3,900          851
                      Nylon Resin Manufacturing. . .         122        6,416         468        7,006      (2,442)       9,448
                      Other. . . . . . . . . . . . .          73            8         240          321         (36)         357
                                                         -------     --------     -------     --------     -------     --------

Reserve balance December 31, 1994. . . . . . . . . .     $  (791)    $   (291)    $  (776)    $ (1,858)    $(5,540)    $  3,682
                                                         -------     --------     -------     --------     -------     --------
                                                         -------     --------     -------     --------     -------     --------

- --------------------------------------------------------------------------------
NOTE 5 - INVENTORIES

     The Company utilizes the LIFO method of inventory valuation for essentially all domestic inventories. Approximately 84 percent of the December 31, 1994, and 80 percent of the December 31, 1993, inventories are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out (FIFO) method.

     Inventories are summarized at December 31, as follows:

(IN THOUSANDS OF DOLLARS)               1994          1993         1992
- -----------------------------------------------------------------------
Raw materials and supplies . .      $ 83,198      $ 53,966     $ 56,791
Work in process and
  finished goods . . . . . . .       140,425       119,581      127,762
                                    --------      --------     --------
                                     223,623       173,547      184,553

Excess of current cost
  over LIFO inventory value. .       (55,470)      (46,424)     (55,699)
                                    --------      --------     --------
Total inventories. . . . . . .      $168,153      $127,123     $128,854
                                    --------      --------     --------
                                    --------      --------     --------

- --------------------------------------------------------------------------------
NOTE 6 - PENSION PLANS

     Total pension expense in 1994, 1993 and 1992 was $7,704,000, $7,908,000, and $9,483,000, respectively.

     Defined contribution plans cover employees at nine different manufacturing or administrative locations and provide for contributions ranging from 2 percent to 6 percent of covered employees' salaries or wages and totaled $1,316,000 in 1994, $1,125,000 in 1993 and $321,000 in 1992. Multiemployer plans cover employees at three different manufacturing locations and provide for contributions to a union administered defined benefit pension plan. Amounts charged to pension cost and contributed to the plan in 1994, 1993, and 1992 totaled $1,034,000, $974,000, and $864,000, respectively.

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

                                                                       CONTINUED

     The funded status of the defined benefit plans at December 31, 1994, is as follows:


                                        PLANS WITH   PLANS WITH
                                        ASSETS IN    ACCUMULATED
                                        EXCESS OF    BENEFITS IN
                                       ACCUMULATED    EXCESS OF
(IN THOUSANDS OF DOLLARS)                BENEFITS      ASSETS
- ----------------------------------------------------------------
Actuarial present value
  of benefit obligation:
  Vested benefit obligation. . . .      $127,495     $65,949
  Nonvested benefit obligation . .         7,981       2,160
                                        --------     -------
  Accumulated benefit obligation .      $135,476     $68,109

Projected benefit obligation . . .      $160,060     $70,667
Plan assets at fair value. . . . .       136,527      53,666
                                        --------     -------

Projected benefit obligations
  in excess of plan assets . . . .       (23,533)    (17,001)

Unrecognized net obligation. . . .         8,563       2,633

Unrecognized prior service cost. .        (1,366)      5,543

Unrecognized net loss. . . . . . .        11,693      12,513
                                        --------     -------

(Pension liability) or prepaid
  pension cost . . . . . . . . . .      $ (4,643)    $ 3,688
                                        --------     -------
                                        --------     -------

     Pension cost for defined benefit plans included the following components:


(IN THOUSANDS OF DOLLARS)              1994         1993         1992
- ---------------------------------------------------------------------
Service cost - benefits earned
  during the year. . . . . . . .   $  5,942     $  5,458     $  5,962

Interest cost on projected
  benefit obligation . . . . . .     15,199       14,983       14,992

Actual return on plan assets . .      1,241      (12,042)     (10,268)

Net amortization and deferral. .    (17,781)      (3,387)      (3,118)
                                   --------     --------     --------
Net pension expense. . . . . . .   $  4,601     $  5,012     $  7,568
                                   --------     --------     --------
                                   --------     --------     --------

     The Company has recorded the following amounts pursuant to Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions:


(IN THOUSANDS OF DOLLARS)                DEC. 31, 1994  DEC. 31, 1993
- ---------------------------------------------------------------------
Intangible asset . . . . . . . . . . .        $  7,215       $  7,164

Prepaid tax. . . . . . . . . . . . . .           4,149          1,850

Pension liability. . . . . . . . . . .         (18,132)       (12,084)
                                              --------       --------
Reduction in stockholders' equity. . .        $ (6,768)      $ (3,070)
                                              --------       --------

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7 percent and 5.5 percent, respectively. The expected long-term rate of return on assets was 9 percent.

- --------------------------------------------------------------------------------
NOTE 7 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

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

     Net periodic postretirement benefit costs for 1994, 1993, and 1992 included the following components:


(IN THOUSANDS OF DOLLARS)              1994       1993       1992
- -----------------------------------------------------------------
Service cost - benefits earned
  during the year. . . . . . . .     $  415     $  277     $  258

Interest cost on accumulated
  postretirement benefit
  obligation . . . . . . . . . .      1,322      1,180      1,148

Net amortization and deferral. .         68          1
                                     ------     ------     ------
Net periodic postretirement
  benefit cost . . . . . . . . .     $1,805     $1,458     $1,406
                                     ------     ------     ------
                                     ------     ------     ------

     The table below sets forth the plans' combined funded status reconciled with the amount shown in the Company's statement of financial position at December 31:


(IN THOUSANDS OF DOLLARS)                   1994        1993        1992
- ------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:

  Retirees and beneficiaries . .         $10,473     $12,967     $11,874

  Fully eligible active
    plan participants. . . . . .           1,556       1,866       1,243

  Other active plan
    participants . . . . . . . .           1,939       4,687       3,080
                                         -------     -------     -------
    Accumulated postretirement
      benefit obligation in
      excess of plan assets. . .          13,968      19,520      16,197

Unrecognized net gain or
  (loss) from past experience
  different from that assumed. .           3,735      (2,926)       (463)
                                         -------     -------     -------
Accrued postretirement
  benefit cost . . . . . . . . .         $17,703     $16,594     $15,734
                                         -------     -------     -------
                                         -------     -------     -------

- --------------------------------------------------------------------------------
     For measurement purposes, a 13 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995; the rate was assumed to decrease gradually to 5.5 percent by the year 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994, by $1,653,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $196,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent.

- --------------------------------------------------------------------------------
NOTE 8 - STOCK OPTION AND INCENTIVE PLANS

     The Company's stock option and stock award plans provide for the issuance of up to 15,968,000 shares of common stock to key employees. As of December 31, 1994, 1993, and 1992, respectively, 2,346,852, 507,618, and 504,328 shares were available for future grants under these plans.

     Options are granted at prices equal to 100 percent of the market price on the date of the grant and are exercisable over varying periods up to ten years from the date of grant. Shares subject to options granted but not exercised become available for future grants. Option holders may deliver shares of common stock of the Company in lieu of cash payment for shares purchased upon the exercise of options under such plans.

     At December 31, 1994, thirteen participants hold options with expiration dates ranging from 1996 to 2004 at option prices ranging from $5.75 to $24.63 per share with a weighted-average option price of $16.54 per share.

     Details of the stock option plans at December 31, 1994, 1993, and 1992, are:

                                              WEIGHTED-AVERAGE
                                NUMBER OF       OPTION PRICE
                                 SHARES          PER SHARE
- --------------------------------------------------------------
Outstanding at
  December 31, 1991 and
  December 31, 1992. . . . .     810,000          $14.11
  Granted. . . . . . . . . .      10,000           21.34
  Exercised. . . . . . . . .    (110,000)          12.23
- --------------------------------------------------------------
Outstanding at
  December 31, 1993. . . . .     710,000          $14.50
  Granted. . . . . . . . . .     189,766           23.75
  Exercised. . . . . . . . .     (10,000)           8.31
- --------------------------------------------------------------
Outstanding at
  December 31, 1994. . . . .     889,766          $16.54
- --------------------------------------------------------------
- --------------------------------------------------------------
Exercisable at
  December 31, 1994. . . . .     692,500          $14.66
- --------------------------------------------------------------
- --------------------------------------------------------------

     In 1984, the Company adopted a Stock Award Plan for certain key executive employees. Distribution of the shares will be made not less than three years nor more than seven years from the date of grant. All shares granted under the plan are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement. In addition, cash payments are made during the grant period equal to the dividend on Bemis common stock. The cost of the awards is charged to income over the period of the grant: $2,90,000 was expensed in 1994, $3,685,000 in 1993, and $3,264,000 in 1992.

     Details of the stock award plan at December 31, 1994, 1993, and 1992, are:

                                             NUMBER OF
                                              SHARES
- ------------------------------------------------------
Outstanding at December 31, 1991 . . . .     1,383,052
  Granted. . . . . . . . . . . . . . . .        25,000
  Paid . . . . . . . . . . . . . . . . .      (236,000)
  Cancelled. . . . . . . . . . . . . . .       (30,000)
                                             ---------

Outstanding at December 31, 1992 . . . .     1,142,052
  Paid . . . . . . . . . . . . . . . . .        (4,446)
  Cancelled. . . . . . . . . . . . . . .       (13,290)
                                             ---------

Outstanding at December 31, 1993 . . . .     1,124,316
  Paid . . . . . . . . . . . . . . . . .         2,000
  Cancelled. . . . . . . . . . . . . . .       (31,000)
                                             ---------

Outstanding at December 31, 1994 . . . .     1,095,316
                                             ---------
                                             ---------

- --------------------------------------------------------------------------------
NOTE 9 - LEASES

     All noncancelable leases have been categorized as capital or operating leases. The Company has leases for manufacturing plants, warehouses, machinery and equipment, and administrative offices with terms (including renewal options) ranging from one to 25 years. Under most leasing arrangements, the Company pays the property taxes, insurance, maintenance, and expenses related to the leased property. Total rental expense under operating leases was $9,601,000 in 1994, $10,268,000 in 1993, and $12,029,000 in 1992.

     The present values of minimum future obligations shown in the following chart are calculated based on interest rates (ranging from 3 1/2 percent to 13 percent with a weighted-average of approximately 11 1/4 percent) determined to be applicable at the inception of the leases. Interest expense on the outstanding obligations under capital leases was $255,000 in 1994, $418,000 in 1993, and $469,000 in 1992.

     Minimum future obligations on leases in effect at December 31, 1994, are:

                                            Capital    Operating
(IN THOUSANDS OF DOLLARS)                    Leases      Leases
- ----------------------------------------------------------------
1995 . . . . . . . . . . . . . . . . .      $  143     $ 5,236
1996 . . . . . . . . . . . . . . . . .         143       3,303
1997 . . . . . . . . . . . . . . . . .         140       2,149
1998 . . . . . . . . . . . . . . . . .         139       1,449
1999 . . . . . . . . . . . . . . . . .         139       1,291
Thereafter . . . . . . . . . . . . . .       1,529       5,824
                                            ------     -------

Total minimum obligations. . . . . . .       2,233     $19,252
                                                       -------
                                                       -------
Less amount representing interest. . .       1,201
                                            ------
Present value of net
  minimum obligations. . . . . . . . .       1,032
Less current portion . . . . . . . . .          32
                                            ------
Long-term obligations. . . . . . . . .      $1,000
                                            ------
                                            ------

- --------------------------------------------------------------------------------
NOTE 10 - LONG-TERM DEBT

     Long-term debt maturing in years 1996 through 1999 is $3,721,000, $721,000, $720,000, and $0, respectively.

     Under the terms of a revolving credit agreement with five banks, the Company may borrow up to $160,000,000 through August 1, 1999. The Company must pay a facility fee of 1/8 of 1 percent annually on the entire amount of the commitment. There were no borrowings outstanding under this agreement at December 31, 1994.

(IN THOUSANDS OF DOLLARS)                                                                 1994         1993
- -----------------------------------------------------------------------------------------------------------
Commercial paper payable through 1995 at interest rates of  6% to 6 1/8% (1) . .      $145,316     $ 87,716
Industrial revenue bonds payable through 2011 at interest rates of
  5 1/2% to 7 1/4% . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        23,250       23,350
Debt of foreign subsidiaries payable through 1998 at an interest rate of
   8 3/8%. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2,883       13,287
Obligations under capital leases . . . . . . . . . . . . . . . . . . . . . . . .         1,032        2,897
                                                                                      --------     --------
                                                                                       172,481      127,250
Less current portion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           753        4,035
                                                                                      --------     --------
                                                                                      $171,728     $123,215
                                                                                      --------     --------
                                                                                      --------     --------

(1) THE COMMERCIAL PAPER HAS BEEN CLASSIFIED AS LONG-TERM DEBT IN ACCORDANCE WITH THE COMPANY'S INTENTION AND ABILITY TO REFINANCE SUCH OBLIGATIONS ON A LONG-TERM BASIS. THE AVERAGE INTEREST RATE OF COMMERCIAL PAPER OUTSTANDING AT DECEMBER 31, 1994, WAS 6 PERCENT. THE MAXIMUM OUTSTANDING AT ANY MONTH-END DURING 1994 WAS $145,316,000, AND THE AVERAGE OUTSTANDING DURING 1994 WAS $133,963,000. THE WEIGHTED-AVERAGE INTEREST RATE DURING 1994 WAS
     4 1/2 PERCENT.

- --------------------------------------------------------------------------------
NOTE 11 - INCOME TAXES


(IN THOUSANDS OF DOLLARS)                                                  1994        1993        1992
- -------------------------------------------------------------------------------------------------------
U.S. income before income taxes. . . . . . . . . . . . . . . . . .     $111,217     $72,643     $80,554
Non-U.S. income before income taxes. . . . . . . . . . . . . . . .       10,108       5,404      11,882
Consolidating eliminations . . . . . . . . . . . . . . . . . . . .       (3,231)     (3,670)     (2,150)
                                                                       --------     -------     -------
Income before income taxes . . . . . . . . . . . . . . . . . . . .     $118,094     $74,377     $90,286
                                                                       --------     -------     -------
                                                                       --------     -------     -------

Income tax expense consists of the following components:
  Current tax expense:
    U.S. federal . . . . . . . . . . . . . . . . . . . . . . . . .     $ 31,053     $31,578     $27,498
    Foreign. . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,947       1,544       3,429
    State and local. . . . . . . . . . . . . . . . . . . . . . . .        4,144       4,234       2,996
                                                                       --------     -------     -------
      Total current tax expense. . . . . . . . . . . . . . . . . .       39,144      37,356      33,923
                                                                       --------     -------     -------

  Deferred (prepaid) tax expense:
    U.S. federal . . . . . . . . . . . . . . . . . . . . . . . . .        5,349      (7,408)     (1,395)
    Foreign. . . . . . . . . . . . . . . . . . . . . . . . . . . .                     (277)        180
    State. . . . . . . . . . . . . . . . . . . . . . . . . . . . .          807      (1,371)        292
                                                                       --------     -------     -------
      Total deferred (prepaid) tax expense . . . . . . . . . . . .        6,156      (9,056)       (923)
                                                                       --------     -------     -------
        Total income tax expense . . . . . . . . . . . . . . . . .     $ 45,300     $28,300     $33,000
                                                                       --------     -------     -------
                                                                       --------     -------     -------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

(IN THOUSANDS OF DOLLARS)                                                               1994        1993        1992
- --------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable, principally due to allowances for
    returns and doubtful accounts. . . . . . . . . . . . . . . . . . . . . . . .     $ 6,180     $ 2,538     $ 2,278

  Inventories, principally due to additional costs inventoried for
    tax purposes pursuant to the Tax Reform Act of 1986. . . . . . . . . . . . .       7,685       5,876       5,110

  Employee compensation and benefits accrued for financial
    reporting purposes . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      12,340       9,861       5,745

  Restructuring costs. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         743       9,374

  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,997         785       1,477
                                                                                     -------     -------     -------
  Deferred tax assets (included in prepaid expenses and
    deferred charges). . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $28,945     $28,434     $14,610
                                                                                     -------     -------     -------
                                                                                     -------     -------     -------

Deferred tax liabilities:
  Plant and equipment, principally due to differences in depreciation,
    capitalized interest, and capitalized overhead . . . . . . . . . . . . . . .     $54,058     $47,945     $44,370

  Noncurrent employee compensation and benefits accrued for
    financial reporting purposes . . . . . . . . . . . . . . . . . . . . . . . .     (15,513)    (13,867)    (10,649)

  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,468       1,735        (380)
                                                                                     -------     -------     -------
  Deferred tax liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . .     $40,013     $35,813     $33,341
                                                                                     -------     -------     -------
                                                                                     -------     -------     -------

     The Company's effective tax rate differs from the federal statutory rate due to the following items:

(IN THOUSANDS OF DOLLARS)                                   1994               1993                  1992
- -------------------------------------------------------------------------------------------------------------------
                                                            % of Income           % of Income           % of Income
                                                    Amount   Before Tax    Amount  Before Tax    Amount  Before Tax
- -------------------------------------------------------------------------------------------------------------------
Computed "expected" tax
  expense on income before
  taxes at statutory rate. . . . . . . . . . .      $41,333      35.0%    $26,032      35.0%    $30,697      34.0%

Increase (decrease) in taxes
  resulting from:
  Adjustment to deferred tax assets
    and liabilities for enacted
    changes in tax rates . . . . . . . . . . .                                385       0.5
  State and local income taxes net of
    federal income tax benefit . . . . . . . .        3,218       2.7       1,861       2.5       2,170       2.4
  Foreign tax rate differential. . . . . . . .          126       0.1        (802)     (1.1)       (951)     (1.0)
  Minority interest. . . . . . . . . . . . . .        1,183       1.0         826       1.1       1,173       1.3
  Miscellaneous items. . . . . . . . . . . . .         (560)     (0.4)         (2)                  (89)     (0.1)
                                                    -------     -----     -------     -----     -------     -----
Actual income tax expense. . . . . . . . . . .      $45,300      38.4%    $28,300      38.0%    $33,000      36.6%
                                                    -------     ------    -------     ----      -------     ----
                                                    -------     -----     -------     ------    -------     ----

     The Company's federal income tax returns for the years prior to 1989 have been audited and completely settled.

     Provision has not been made for U.S. or additional foreign taxes on $69,447,000 of undistributed earnings of foreign subsidiaries because those earnings are considered to be permanently reinvested in the operations of those subsidiaries. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

- --------------------------------------------------------------------------------
NOTE 12 - SEGMENTS OF BUSINESS

     The Company operates principally in two businesses (Flexible Packaging Products and Specialty Coated and Graphics Products) and three geographical areas (U.S., Canada, and Europe). A description of the Company's lines of business begins on page four of the Annual Report.


LINES OF BUSINESS
(IN MILLIONS OF DOLLARS)                        1994      1993      1992
- -------------------------------------------------------------------------
NET SALES TO UNAFFILIATED CUSTOMERS:
  Flexible Packaging . . . . . . . . . . . . $  978.8  $  905.3  $  858.8
  Specialty Coated and Graphics. . . . . . .    415.3     300.5     324.3

INTERSEGMENT SALES:
  Flexible Packaging . . . . . . . . . . . .     (0.3)     (0.2)     (0.1)
  Specialty Coated and Graphics. . . . . . .     (3.3)     (2.1)     (1.7)
                                             --------  --------  --------
    Total. . . . . . . . . . . . . . . . . . $1,390.5  $1,203.5  $1,181.3
                                             --------  --------  --------
                                             --------  --------  --------
OPERATING PROFIT:
  Flexible Packaging . . . . . . . . . . . . $  107.6  $   73.7  $   79.2
  Specialty Coated and Graphics. . . . . . .     43.7      28.4      40.2
                                             --------  --------  --------
    Total operating profit(1). . . . . . . .    151.3     102.1     119.4

  General corporate expenses . . . . . . . .    (21.4)    (18.1)    (18.1)
  Interest expense . . . . . . . . . . . . .     (8.4)     (7.2)     (7.5)
  Minority interest in net income. . . . . .     (3.4)     (2.4)     (3.5)
                                             --------  --------  --------
    Income before income taxes . . . . . . . $  118.1  $   74.4  $   90.3
                                             --------  --------  --------
                                             --------  --------  --------
IDENTIFIABLE ASSETS:
  Flexible Packaging . . . . . . . . . . . . $  638.2  $  551.9  $  511.7
  Specialty Coated and Graphics. . . . . . .    229.9     186.7     203.2
                                             --------  --------  --------
    Total identifiable assets(2) . . . . . .    868.1     738.6     714.9
  Corporate assets(3). . . . . . . . . . . .     55.2      51.2      27.8
                                             --------  --------  --------
    Total. . . . . . . . . . . . . . . . . . $  923.3  $  789.8  $  742.7
                                             --------  --------  --------
                                             --------  --------  --------
DEPRECIATION AND AMORTIZATION:
  Flexible Packaging . . . . . . . . . . . . $   36.9  $   34.0  $   35.2
  Specialty Coated and Graphics. . . . . . .     13.7      11.8      11.9
  Corporate. . . . . . . . . . . . . . . . .      1.2       1.2       1.2
                                             --------  --------  --------
    Total. . . . . . . . . . . . . . . . . . $   51.8  $   47.0  $   48.3
                                             --------  --------  --------
                                             --------  --------  --------
EXPENDITURES FOR PROPERTY
AND EQUIPMENT:
  Flexible Packaging . . . . . . . . . . . . $   81.3  $   52.6  $   59.0
  Specialty Coated and Graphics. . . . . . .     10.2       7.0      10.9
  Corporate. . . . . . . . . . . . . . . . .      1.6       1.1       0.8
                                             --------  --------  --------
    Total. . . . . . . . . . . . . . . . . . $   93.1  $   60.7  $   70.7
                                             --------  --------  --------
                                             --------  --------  --------

OPERATIONS BY GEOGRAPHIC AREAS
(IN MILLIONS OF DOLLARS)                        1994      1993      1992
- -------------------------------------------------------------------------
NET SALES TO
UNAFFILIATED CUSTOMERS:
  United States. . . . . . . . . . . . . . . $1,209.5  $1,031.6  $  975.8
  Canada . . . . . . . . . . . . . . . . . .     42.7      42.4      47.3
  Europe . . . . . . . . . . . . . . . . . .    158.5     147.6     175.9
  Other. . . . . . . . . . . . . . . . . . .      0.2
  Eliminations . . . . . . . . . . . . . . .    (20.4)    (18.1)    (17.7)
                                             --------  --------  --------
    Total. . . . . . . . . . . . . . . . . . $1,390.5  $1,203.5  $1,181.3
                                             --------  --------  --------
                                             --------  --------  --------
OPERATING PROFIT:
  United States. . . . . . . . . . . . . . . $  136.8  $   96.8  $  106.1
  Canada . . . . . . . . . . . . . . . . . .      4.3       2.7       3.2
  Europe . . . . . . . . . . . . . . . . . .     11.6       5.6      12.8
  Other. . . . . . . . . . . . . . . . . . .     (0.1)
  Eliminations . . . . . . . . . . . . . . .     (1.3)     (3.0)     (2.7)
                                             --------  --------  --------
    Total. . . . . . . . . . . . . . . . . . $  151.3  $  102.1  $  119.4
                                             --------  --------  --------
                                             --------  --------  --------
IDENTIFIABLE ASSETS:
  United States. . . . . . . . . . . . . . . $  741.6  $  608.6  $  566.1
  Canada . . . . . . . . . . . . . . . . . .     24.4      29.4      31.9
  Europe . . . . . . . . . . . . . . . . . .    110.4     107.6     122.3
  Other. . . . . . . . . . . . . . . . . . .      0.8
  Eliminations . . . . . . . . . . . . . . .     (9.1)     (7.0)     (5.4)
                                             --------  --------  --------
    Total. . . . . . . . . . . . . . . . . . $  868.1  $  738.6  $  714.9
                                             --------  --------  --------
                                             --------  --------  --------

(1)  Operating profit is total revenue less operating expenses.

(2) Identifiable assets by lines of business include only those assets that are specifically identified with each segment's operations.

(3) Corporate assets are principally cash and short-term investments, prepaid expenses, and corporate property.

- --------------------------------------------------------------------------------
NOTE 13 - CONTINGENCIES

     The Company is a defendant in lawsuits incidental to its business. The management of the Company believes, however, that the disposition of these lawsuits will not have any material effect on the financial position or operating results of the Company.

NOTE 14 - FOREIGN OPERATIONS

     The foreign countries in which the Company conducts operations generally impose no significant restrictions on transfers of funds. Amounts attributable to foreign operations included in the consolidated statements are as follows:


(IN THOUSANDS OF DOLLARS)                1994       1993     1992
- --------------------------------------------------------------------
Net sales of consolidated
  foreign subsidiaries . . . . . . .  $198,521    $188,559  $223,171

Net income of
  consolidated foreign
  subsidiaries . . . . . . . . . . .     5,349       3,398     7,547

Foreign earnings in excess
  of or (less than) amounts
  received . . . . . . . . . . . . .     2,089        (272)    5,397

Equity in net assets . . . . . . . .    78,779      70,153    76,561

Equity in total assets . . . . . . .  $133,320    $127,333  $148,525

- --------------------------------------------------------------------------------
NOTE 15 - FINANCIAL INSTRUMENTS

     The Company enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables. Exchange gains and losses arising from these transactions are deferred and recognized when the transaction for which the hedge was obtained is finalized. At December 31, 1994 and 1993, the Company had outstanding forward foreign currency exchange contracts aggregating $16,127,000 and $15,046,000, respectively. Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated. Based on quoted year end market prices of forward foreign currency exchange contracts the Company would have experienced a $52,000 loss at December 31, 1994, and a $211,000 gain at December 31, 1993, had outstanding contracts been settled at those respective dates.

     At December 31, 1994 and 1993, the carrying value approximates the fair value of financial instruments such as cash, trade receivables and payables, and short-term debt because of the short-term maturities of these instruments. The fair value of the Company's long-term debt, including current maturities but excluding capitalized leases, is estimated to be $172,277,000 and $125,830,000 at December 31, 1994 and 1993, respectively, using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity.

     The Company is also a party to letters of credit totaling $8,004,000 and $8,226,000 at December 31, 1994 and 1993, respectively. In the Company's past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments because performance is not expected to be required, and, therefore, is of the opinion that the fair value of these instruments is zero.

     Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of December 31, 1994 and 1993, the Company had no significant concentrations of credit risk.

- --------------------------------------------------------------------------------
NOTE 16 - QUARTERLY FINANCIAL INFORMATION - UNAUDITED


(IN MILLIONS OF DOLLARS EXCEPT EPS)
- -------------------------------------------------------------------------------------------------------------------------------
QUARTERLY
RESULTS                       Net Sales                 Gross Profit                Net Income            Earnings Per Share
- -------------------------------------------------------------------------------------------------------------------------------
                                          %                           %                          %                         %
QUARTER                1994      1993   Change     1994      1993   Change    1994      1993   Change    1994     1993   Change
                   ---------------------------   -------------------------   ------------------------   -----------------------
First. . . . . . . $  323.3  $  292.6     10%    $ 72.3    $ 63.8     13%    $13.6     $10.7     27%    $ .26     $.21     24%
Second . . . . . .    337.7     303.3     11       75.4      68.6     10      18.7      15.5     21       .36      .30     20
Third(A)(B). . . .    356.2     299.5     19       77.1      65.8     17      18.3       1.0    173       .35      .02    165
Fourth . . . . . .    373.3     308.1     21       88.5      79.2     12      22.2      18.9     17       .43      .36     19
                   ---------------------------   -------------------------   ------------------------   -----------------------
Total. . . . . . .  1,390.5   1,203.5     16      313.3     277.4     13      72.8      46.1     58      1.40      .89     57

Cumulative effect on prior years of accounting changes                                  (1.8)                     (.03)
                                                                             ------------------------   -----------------------
Total Year . . . . $1,390.5  $1,203.5     16%    $313.3    $277.4     13%    $72.8     $44.3     58%    $1.40     $.86     63%
                   ---------------------------   -------------------------   ------------------------   -----------------------
                   ---------------------------   -------------------------   ------------------------   -----------------------

(A) DURING THE THIRD QUARTER OF 1993, THE COMPANY RECORDED A $13.1 AFTER-TAX ($.25 PER SHARE) RESTRUCTURING CHARGE.

(B) FEDERAL TAX LAW CHANGES ENACTED IN THE THIRD QUARTER OF 1993, BUT RETROACTIVE TO THE BEGINNING OF THE YEAR, DECREASED NET INCOME BY $.9 IN THE THIRD QUARTER AND $1.2 OR $.02 PER SHARE FOR THE YEAR.