Form 10-K, Exhibit 13
period 1995-12-31
BEMIS CO INC
filed 1996-03-19
CIK 11199

FINANCIAL HIGHLIGHTS                                        BEMIS COMPANY, INC.
(IN THOUSANDS, EXCEPT PERCENTS, RATIOS, PER                    AND SUBSIDIARIES
SHARE AMOUNTS, STOCKHOLDERS, AND EMPLOYEES)

                                                                                              %
                                                        1995                1994           CHANGE
--------------------------------------------------------------------------------------------------
SALES AND EARNINGS:
    Net Sales. . . . . . . . . . . . . . . . .    $1,523,390          $1,390,459             10%
    Income Before Taxes. . . . . . . . . . . .       136,110             118,094             15
    Income Taxes . . . . . . . . . . . . . . .        50,900              45,300
    Net Income . . . . . . . . . . . . . . . .        85,210              72,794             17
--------------------------------------------------------------------------------------------------
PER SHARE:
    Net Income . . . . . . . . . . . . . . . .         $1.63               $1.40             16%
    Dividends Paid . . . . . . . . . . . . . ..          .64                 .54             19
    Book Value . . . . . . . . . . . . . . . .          9.76                8.16             20
--------------------------------------------------------------------------------------------------
RATIOS:
    Net Income to Net Sales. . . . . . . . . .           5.6%                5.2%
    Return on Average Common Equity. . . . . .          18.3%               18.5%
    Return on Average Total Capital. . . . . .          13.5%               13.4%
    Total Debt to Total Capital. . . . . . . .          23.3%               27.5%
    Current Ratio. . . . . . . . . . . . . . .           2.0                 2.0
--------------------------------------------------------------------------------------------------
ADDITIONAL INFORMATION:
    Cash Flow Provided by Operations . . . . .     $ 155,480           $ 132,508             17%
    Capital Expenditures . . . . . . . . . . .        93,615              93,064              1
    Stock PE Range . . . . . . . . . . . . . .         14-18               15-18
    Average Common Shares Outstanding
     for Computation of EPS. . . . . . . . . .        52,311              51,953              1
    Common Shares Outstanding at Year-End. . .        52,567              51,211              3
    Number of Common Stockholders. . . . . . .         5,711               5,602              2
    Number of Employees. . . . . . . . . . . .         8,515               8,120              5


MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY
     The primary focus of 1995 continued to be increased investment in the Company's core businesses to insure future growth. Capital expenditures for the year totaled $94 million, compared to $93 million in 1994 and $61 million in 1993. Most of the 1995 capital program was dedicated to improving our manufacturing and technical capabilities in the Flexible Packaging Products segment. An additional significant investment was made in October of 1995 with the acquisition of Banner Packaging, Inc. This $60 million sales company complements existing film business by providing key customers, additional products and technology, and high quality, polyethylene packaging material manufacturing capability.
     Continuing the strategic focus on the Company's core businesses, a preliminary agreement was announced in November to sell the two divisions of Hayssen Manufacturing Company, a principal packaging machinery business with total annual sales volume of $100 million. The first portion of the sale, representing $30 million in annual sales, was completed in January of 1996. Sale of the second division is expected to be completed in the second quarter of 1996.
     During the second quarter of 1995, we completed the $21 million restructuring program announced in the third quarter of 1993. Final program results included $15.3 million in non-cash and $5.6 million in cash expenses.
     Overall results for the year produced sales of $1.52 billion, up 10 percent over 1994 and 27 percent over 1993. Net Income for the same period totaled $85.2 million, up 17 percent over 1994 and 44 percent over 1993's results prior to reductions in net income for unusual charges in the year related to restructuring and FAS 112. Earnings per share for the same comparative period were $1.63 for 1995, $1.40 for 1994, and $1.14 in 1993 prior to a $.25 charge related to restructuring and a $.03 charge related to the adoption of FAS 112.


THREE-YEAR REVIEW

                                                      PERCENT
                                             -------------------------
                                              1995     1994      1993
                                             -----     -----     -----
Net Sales. . . . . . . . . . . . . . . .     100.0%    100.0%    100.0%

Cost of products sold. . . . . . . . . .      77.7      77.5      77.0
                                             -----     -----     -----

Gross margin . . . . . . . . . . . . . .      22.3      22.5      23.0

Selling, general and
   administrative expenses . . . . . . .      11.7      12.3      13.4

All other expenses . . . . . . . . . . .       1.7       1.7       3.4
                                             -----     -----     -----

Income before income taxes . . . . . . .       8.9       8.5       6.2

Income taxes . . . . . . . . . . . . . .       3.3       3.3       2.4
                                             -----     -----     -----
Income before effect of
   changes in accounting
   principles. . . . . . . . . . . . . .       5.6       5.2       3.8


Cumulative effect on prior
   years of adoption of
   FAS 112 in 1993 . . . . . . . . . . .                          (0.1)
                                             -----     -----     -----
Net income . . . . . . . . . . . . . . .       5.6%      5.2%      3.7%

Effective tax rate . . . . . . . . . . .      37.4%     38.4%     38.0%


     Sales for both segments, Flexible Packaging and Specialty Coated and Graphics Products, reflected increases over the prior year's results in both 1995 and 1994. These increases came despite some unusual circumstances. In Flexible Packaging, inventory corrections were a constant problem throughout the last nine months of 1995, while 1994 presented its own unique pricing challenges versus 1993, prompted by the largest annual increase in raw material costs in recent history. Some of the same difficulties affected Specialty Coated and Graphics Products. In 1995, sales were tempered by rising prices for paper based products and weakening demand in the latter part of the year related to inventory adjustments in the U.S. market and a slower economy in Europe. Despite these problems, 1995 sales totaled $433.6 million, up 5 percent over 1994 and 45 percent over 1993 when European business was very slow.
     From an Operating Profit standpoint, both product segments reflected higher earnings as well as an improved return on sales. Flexible Packaging recorded Operating Profits of $123.0 million for 1995 or 11.3 percent on sales versus 1994 results of $107.6 million or 11.0 percent on sales; in 1993, Operating Profits were $73.7 million or 8.1 percent on sales. In the Specialty Coated and Graphics Products segment, 1995 Operating Profits totaled $46.6 million in 1995, $43.7 million in 1994, and $28.4 million in 1993 with a return on sales of 10.7 percent, 10.6 percent, and 9.5 percent, respectively. The 1994 Operating Profit was up due to the rebound of the European pressure-sensitive business, after a difficult 1993 and the acquisition of Fitchburg Coated Products in early 1994.

FORWARD LOOK
     We continue to be enthusiastic about the future. It appears at this time that 1996 will reflect a less volatile raw material pricing climate, resulting in a more normal growth in unit volume. We continue to make good progress toward increasing our business with key customers; our business mix has taken a favorable turn toward higher margin products; and we have some promising new products on the horizon.

RESTRUCTURING
     In the third quarter of 1993, a restructuring plan was announced for our Flexible Packaging Products line of business. The objective of this plan was to increase profitability through improved operating efficiency. This plan resulted in a $21 million pretax charge to "Other Costs" in the third quarter of 1993 and was expected to produce annual pretax savings of $8 million when fully implemented.
     Key aspects of the plan included redeployment of assets in both the domestic and international packaging machinery businesses ($7.2 million), the closedown of a U.S. nylon resin production facility ($6.2 million), and the consolidation of two paper packaging plants into larger facilities ($5.0 million). These restructuring actions were expected to result in the elimination of 264 jobs in the U.S. and Europe and the relocation of an additional 27 employees in conjunction with the closing of five manufacturing facilities. Actual employee reductions for this project totaled 266 plus 26 transfers.

     The total 1993 charge of $21 million included $13.6 million for asset write-downs/redeployment, $4.1 million for employee severance and relocation, and $3.3 million for all other expenses. As of June 30, 1995, the close of this project, actual charges against the reserve totaled $20.9 million, and for the same comparable categories were $12.2 million, $4.1 million, and $4.6 million, respectively. Of this $20.9 million in total net charges, $15.3 million was for non-cash write-offs and $5.6 million represents cash outlays net of recoveries on asset disposals. The remaining $.1 million was restored to income in June of 1995. All of the closed facilities have been sold. The remaining minor sublease and severance payments are contractual in nature and have been fully accrued.

COSTS AND EXPENSES
     Costs of Goods Sold as a percentage of Net Sales increased slightly for the three year period. Sharp raw material price increases experienced in 1994 were partially reversed in 1995. However, this benefit was more than offset by competitive pricing pressures and higher manufacturing overhead in 1995 resulting in a slight increase in overall Cost of Sales.
     Selling, General and Administrative Expense increased in absolute dollars in 1995 and 1994 but declined as a percent of sales due to business acquisitions, improving European business conditions, and advantages achieved through higher sales volume. Actual expense for 1995 increased $6.8 million or 4 percent compared to 1994, and $9.5 million or 5.9 percent for 1994 versus 1993.
     Research and Development Expense was $13.6 million in 1995, $13.1 million in 1994, and $14.1 million in 1993. While 1995 expense was up $.5 million over 1994, it remained at .9 percent of sales. Expenses in 1994 declined in absolute dollars and as a percent of sales versus 1993 due to reduced product development expense in our packaging machinery business.
     Interest Expense was $11.5 million for 1995, compared to $8.4 million in 1994 and $7.2 million in 1993. Higher average interest rates and debt levels for the three-year period account for the higher interest expense. The increased debt level was due to higher working capital to support rising business activity and added inventory to combat raw materials price increases. Higher rates during the period were due to a combination of market factors and the transfer of $100 million of Commercial Paper to 6.7 percent Notes due in 2005.
     Other Costs (Income), excluding the $21 million restructuring charge in September of 1993, reflect income of $3.1 million for 1995 versus $.8 million in 1994 and $3.3 million in 1993. The lower income for 1994 compared to 1995 and 1993 relates primarily to differences in exchange losses on foreign currency transactions of $1.2 million in 1994 versus $.1 million in 1995 and $.2 million in 1993; gains on business and product line sales in 1993 not present in 1994; and income in 1995 related to a minority equity investment, the balance of which was acquired in the fourth quarter of 1995, which has no counterpart in 1993.

RETURN ON INVESTMENT
     Return on average common stockholders' equity in 1995 was 18.3 percent compared to 18.5 percent in 1994 and 12.1 percent in 1993. The sharp decline for 1993 versus 1995 and 1994 is due primarily to the $21 million restructuring charge in 1993, as previously explained.
     Operating Profit as a percent of average investment, which appears in the Five-Year Summary on page five of this report, was 21.4 percent in 1995, compared to 22.9 percent in 1994 and 16.9 percent in 1993.
     The return in Flexible Packaging was 20.1 percent in 1995 compared to 21.8 percent in 1994, and 16.2 percent in 1993. The return in Specialty Coated and Graphics Products was 25.7 percent in 1995 compared to 26.1 percent in 1994 and
18.9 percent in 1993.
     Return on average total capital was 13.5 percent in 1995, 13.4 percent in 1994, and 9.2 percent in 1993. Total capital is defined as the sum of all short-term and long-term debt, including obligations under capital leases, stockholders' equity, and deferred taxes. Return on capital is based on net income adjusted for interest expense on an after-tax basis.

CAPITAL EXPENDITURES

     Capital expenditures in 1995 were $93.6 million compared to $93.1 million in 1994 and $60.7 million in 1993, including capitalized interest of $.7 million, $.7 million, and $.5 million for 1995, 1994, and 1993, respectively. In 1996, management anticipates expenditures to exceed $100 million. The bulk of these expenditures, made from internally generated funds, will be for continued expansion of the Company's major growth businesses, with major equipment planned for both the coated and laminated film and polyethylene packaging businesses and a major plant expansion for our European pressure-sensitive business.

CAPITAL STRUCTURE, LIQUIDITY, AND CASH FLOW
     Stockholders' equity increased in 1995 to $512.8 million, up from $418.0 million in 1994 and $370.5 million in 1993, due primarily to earnings net of dividend payments and the issuance of common stock for the acquisition of Banner Packaging, Inc. In 1995, $8.4 million of common stock was repurchased compared to none in 1994 and $1.3 million in 1993.
     Total debt decreased $3.2 million in 1995 to $170.9 million, making debt as a percent of stockholders' equity 33 percent compared to 42 percent in 1994 and 34 percent in 1993. In 1996 total debt is expected to decrease $30 - $40 million due to expected gains from the sale of a subsidiary partially offset by increases in capital expenditures and working capital.
     Working capital (excluding short-term debt) increased by $17.0 million to $227.5 million in 1995 following an increase of $53.6 million to $210.5 million in 1994, and a decrease of $4.6 million to $156.9 million in 1993. The 1995 increase resulted from higher business activity and more aggressive raw material purchases made in advance of announced vendor price increases. The current ratio was 2.0:1 in 1995 and 1994 compared to 1.8:1 in 1993.
     The Company's cash flow remained strong in 1995 as cash provided by operations was $155.5 million compared to $132.5 million in 1994 and $97.5 million in 1993. Cash provided by operations was reduced in 1993 by charges against income of $15.9 million for restructuring and adoption of FAS 112. The following schedule presents the major sources and uses of cash for the Company in 1995.

                                                                       CONTINUED
                                                                              21

MANAGEMENT'S DISCUSSION continued

SOURCES AND USES OF CASH                 (IN MILLIONS OF DOLLARS)
SOURCES:    Net income . . . . . . . . . . . .          $ 85.2

            Depreciation and amortization. . .            58.0

            Minority interest. . . . . . . . .             3.8

            Deferred income taxes. . . . . . .             8.7
                                                        ------
                Total Sources. . . . . . . . .          $155.7
                                                        ------
                                                        ------

USES:       Capital expenditures . . . . . . .          $ 93.6

            Increase in working capital(*) . .            17.0

            Decrease in total debt . . . . . .             3.2

            Common stock repurchases . . . . .             8.4

            Dividends. . . . . . . . . . . . .            33.2

            Other. . . . . . . . . . . . . . .             0.3
                                                        ------
               Total Uses. . . . . . . . . . .          $155.7
                                                        ------
                                                        ------



(*)Excluding short-term debt.

     The Company's pretax interest coverage was 13 times in 1995 compared to 15 times in 1994 and 11 times in 1993. Pretax income increased to $136.1 million in 1995 from $118.1 million in 1994 and $74.4 million in 1993. Interest expense was $11.5 million in 1995, $8.4 million in 1994, and $7.2 million in 1993.

Following are pretax interest coverage ratios for the last five years:

PRETAX INTEREST COVERAGE

Coverage of Interest by Pretax Income and Interest

             1991      1992      1993      1994      1995
---------------------------------------------------------------
             8.0       13.0      11.3      15.1      12.8
---------------------------------------------------------------


     Substantial credit is available to the Company for future use, including a $100 million revolving credit agreement with five banks. Bemis is also an issuer of commercial paper which carries an A1/P1 rating.

FOREIGN CURRENCY EXPOSURES
     The Company enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables, principally at our operations in Belgium, France, Germany, Italy, England, Sweden, and Spain. Exchange gains and losses arising from these transactions are deferred and recognized when the transaction for which the hedge was obtained is finalized. At December 31, 1995 and 1994, the Company had outstanding forward foreign currency exchange contracts aggregating $17,377,000 and $16,127,000, respectively. Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated. Based on quoted year-end market prices of forward foreign currency exchange contracts the Company would have experienced a $559,000 loss at December 31, 1995, and a $52,000 loss at December 31, 1994, had outstanding contracts been settled at those respective dates.

INCOME TAXES
     Our effective tax rate was 37 percent in 1995 versus 38 percent in 1994 and 1993. The primary difference between our overall tax rate and the U.S. statutory tax rate of 35 percent in 1995, 1994, and 1993 relates to state and local income taxes net of the federal income tax benefit.

ACCOUNTING CHANGES
     In 1993, the Company elected early adoption of FAS 112, Employers' Accounting for Postemployment Benefits, which resulted in a $1.7 million charge against Net Income (3 cents per share). The Financial Accounting Standards Board
(FASB) issued FAS 123, Accounting for Stock-Based Compensation, in October 1995. Currently, the Company follows the requirements of Accounting Principles Board
(APB) Opinion 25 issued in October 1972. FAS 123 requires adoption in 1996 and provides an option of continuing the provisions of APB 25 with footnoted pro forma disclosure of the net income and earnings per share impact of FAS 123. The Company is currently evaluating the provisions of FAS 123.

MARKET PRICES(*) AND DIVIDENDS
     The Bemis quarterly dividend was increased by 18.5 percent in the first quarter of 1995 to 16 cents per share from 13.5 cents. This followed first quarter increases of 8 percent in 1994 to 13.5 cents per share from 12.5 cents, and 9 percent in 1993 to 12.5 cents per share from 11.5 cents.
     Common dividends for the year were 64 cents per share, up from 54 cents in 1994 and 50 cents in 1993. The 1995 dividend payout ratio was 39 percent compared to 39 percent in 1994 and 58 percent in 1993. Based on the market price of $24 per share at the beginning of 1995, the dividend yield was 2.7 percent.
     Stockholders' equity per common share (book value per share) increased to $9.76 per share in 1995, up from $8.16 per share in 1994 and $7.24 per share in 1993. Trading volume in Bemis common stock was 18.9 million shares in 1995.
     In February 1996, the Board of Directors increased the quarterly cash dividend on common stock to 18 cents per share from 16 cents, a 12.5 percent increase.

BEMIS COMMON STOCK                        1995                                  1994                             1993
                             ------------------------------------------------------------------------------------------------------
PERFORMANCE                   High        Low         Div. Paid         High    Low       Div. Paid     High     Low     Div. Paid
                              ---------------------------------        ----------------------------    ---------------------------
First Quarter. . . . .        29-1/2      23-3/8       $.16             24-1/8   21-1/8   $.135         26-3/4   24      $.125

Second Quarter . . . .        29-3/8      26            .16             24-7/8   21        .135         24-7/8   21-1/4   .125

Third Quarter. . . . .        29-3/4      26            .16             25-5/8   22-1/2    .135         23-1/8   20-1/4   .125

Fourth Quarter . . . .        27-3/4      24-7/8        .16             25       21-7/8    .135         23-5/8   20-1/4   .125


(*)New York Stock Exchange: BMS

FIVE-YEAR CONSOLIDATED REVIEW                               BEMIS COMPANY, INC.
(IN MILLIONS, EXCEPT PERCENTS, SHARES, RATIOS,                 AND SUBSIDIARIES
PER SHARE AMOUNTS, STOCKHOLDERS, AND EMPLOYEES)

                                                                1995             1994            1993           1992           1991
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Net sales. . . . . . . . . . . . . . . . . . . . . . .      $1,523.4         $1,390.5        $1,203.5       $1,181.3       $1,141.6
Cost of products sold and other expenses . . . . . . .       1,375.8          1,264.0         1,121.9        1,083.5        1,044.6
Interest expense . . . . . . . . . . . . . . . . . . .          11.5              8.4             7.2            7.5           12.1
Income before income taxes . . . . . . . . . . . . . .         136.1            118.1            74.4           90.3           84.9
Income taxes . . . . . . . . . . . . . . . . . . . . .          50.9             45.3            28.3           33.0           31.9
Income before effect of changes in
    accounting principles. . . . . . . . . . . . . . .          85.2             72.8            46.1           57.3           53.0
Cumulative effect on prior years of adoption
    of FAS 112 in 1993 and FAS 106 and
    FAS 109 in 1992. . . . . . . . . . . . . . . . . .                                          (1.8)          (0.3)
Net income . . . . . . . . . . . . . . . . . . . . . .          85.2             72.8            44.3           57.0           53.0
Net income as a percentage of net sales. . . . . . . .           5.6%             5.2%            3.7%           4.8%           4.6%

COMMON SHARE DATA
Income before effect of changes in
    accounting principles. . . . . . . . . . . . . . .          1.63             1.40             .89           1.11           1.03
Cumulative effect of adoption of FAS 112 in
    1993 and FAS 106 and FAS 109 in 1992 . . . . . . .                                          (.03)          (.01)
Net income . . . . . . . . . . . . . . . . . . . . . .          1.63             1.40             .86           1.10           1.03
Dividends per common share . . . . . . . . . . . . . .           .64              .54             .50            .46            .42
Book value per common share. . . . . . . . . . . . . .          9.76             8.16            7.24           7.06           6.46
Stock PE ratio range . . . . . . . . . . . . . . . . .         14-18            15-18           24-31          18-27          13-20
Average common shares and common share
    equivalents outstanding during the year for
    computation of earnings per share. . . . . . . . .    52,311,421       51,953,210      51,767,064     51,839,696     51,529,806
Common shares outstanding at year-end. . . . . . . . .    52,567,349       51,211,326      51,201,326     51,151,770     50,986,128

CAPITAL STRUCTURE AND OTHER DATA
Current ratio. . . . . . . . . . . . . . . . . . . . .           2.0              2.0             1.8            2.0            1.8
Working capital. . . . . . . . . . . . . . . . . . . .         223.1            208.1           152.8          154.0          140.6
Total assets . . . . . . . . . . . . . . . . . . . . .       1,030.6            923.3           789.8          742.7          714.9
Long-term debt . . . . . . . . . . . . . . . . . . . .         166.4            170.7           120.5          127.8          125.2
Long-term obligations under capital leases . . . . . .            --              1.0             2.7            3.2            3.6
Stockholders' equity . . . . . . . . . . . . . . . . .         512.8            418.0           370.5          361.0          329.2
Return on average common equity. . . . . . . . . . . .          18.3%            18.5%           12.1%          16.5%          17.0%
Return on average total capital. . . . . . . . . . . .          13.5%            13.4%            9.2%          11.8%          11.8%
Depreciation and amortization. . . . . . . . . . . . .          58.0             51.8            47.0           48.3           47.1
Capital expenditures . . . . . . . . . . . . . . . . .          93.6             93.1            60.7           70.7           56.9
Number of common stockholders. . . . . . . . . . . . .         5,711            5,602           5,649          5,020          4,411
Number of employees. . . . . . . . . . . . . . . . . .         8,515            8,120           7,565          7,733          7,796
Wages and salaries . . . . . . . . . . . . . . . . . .         287.0            276.8           251.6          246.3          234.5
Research and development expense . . . . . . . . . . .          13.6             13.1            14.1           15.9           13.2

MANAGEMENT'S RESPONSIBILITY STATEMENT

          The management of Bemis Company, Inc., is responsible for the integrity, objectivity, and accuracy of the financial statements of the Company. The financial statements are prepared by the Company in accordance with generally accepted accounting principles using management's best estimates and judgments, where appropriate. The financial information presented throughout the Annual Report is consistent with that in the financial statements.

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

     /s/ John H. Roe           /s/ Benjamin R. Field, III                /s/ Leroy F. Bazany
     JOHN H. ROE               BENJAMIN R. FIELD, III                    LEROY F. BAZANY
     PRESIDENT AND             SENIOR VICE PRESIDENT,                    VICE PRESIDENT AND CONTROLLER
     CHIEF EXECUTIVE OFFICER   CHIEF FINANCIAL OFFICER AND TREASURER



REPORT OF INDEPENDENT ACCOUNTANTS

     TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF BEMIS COMPANY, INC.:

          In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Bemis Company, Inc., and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP

MINNEAPOLIS, MINNESOTA, JANUARY 22, 1996

CONSOLIDATED STATEMENT OF INCOME
YEARS ENDED DECEMBER 31,
(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                       1995               1994          1993
-------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . .    $1,523,390          $1,390,459     $1,203,494
Costs and expenses:
  Cost of products sold. . . . . . . . . . . .     1,183,514           1,077,130        926,135
  Selling, general and
  administrative expenses. . . . . . . . . . .       177,971             171,139        161,598
  Research and development . . . . . . . . . .        13,603              13,124         14,084
  Interest . . . . . . . . . . . . . . . . . .        11,549               8,395          7,201
  Other (income) costs, net. . . . . . . . . .        (3,138)               (802)        17,739
  Minority interest in net income. . . . . . .         3,781               3,379          2,360
                                                   ---------           ---------     ----------
Income before income taxes . . . . . . . . . .       136,110             118,094         74,377

Provision for income taxes . . . . . . . . . .        50,900              45,300         28,300
                                                   ---------           ---------     ----------
Income before effect of changes
  in accounting principles . . . . . . . . . .        85,210              72,794         46,077
Cumulative effect on prior years
  of adoption of FAS 112 in 1993 . . . . . . .                                           (1,746)
                                                   ---------           ---------     ----------
Net income . . . . . . . . . . . . . . . . . .    $   85,210          $   72,794     $   44,331
                                                   ---------           ---------     ----------
                                                   ---------           ---------     ----------

Earnings per share of common stock
  before effect of changes in
  accounting principles. . . . . . . . . . . .         $1.63               $1.40           $.89

Cumulative effect of adoption
  of FAS 112 in 1993 . . . . . . . . . . . . .                                             (.03)
                                                   ---------           ---------     ----------
Earnings per share of common stock . . . . . .         $1.63               $1.40           $.86
                                                   ---------           ---------     ----------
                                                   ---------           ---------     ----------


(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

CONSOLIDATED BALANCE SHEET
DECEMBER 31,
(IN THOUSANDS OF DOLLARS)

ASSETS                                                          1995          1994
----------------------------------------------------------------------------------------
Current assets:
   Cash. . . . . . . . . . . . . . . . . . . . . .          $   22,032      $ 12,726
   Accounts receivable, less $11,437 and $11,811
   for doubtful accounts and allowances. . . . . .             201,725       197,164
   Inventories . . . . . . . . . . . . . . . . . .             178,085       168,153
   Prepaid expenses and deferred charges . . . . .              40,432        40,829
                                                           -----------    ----------
      Total current assets . . . . . . . . . . . .             442,274       418,872
                                                           -----------    ----------


Property and equipment:
   Land and land improvements. . . . . . . . . . .              11,445        11,257
   Buildings and leasehold improvements. . . . . .             178,661       152,540
   Machinery and equipment . . . . . . . . . . . .             629,212       558,666
                                                           -----------    ----------
                                                               819,318       722,463
   Less--accumulated depreciation. . . . . . . . .             284,767       261,147
                                                           -----------    ----------
                                                               534,551       461,316
                                                           -----------    ----------
Excess of cost of investments in subsidiaries
   over net assets acquired. . . . . . . . . . . .              42,437        29,743
Other assets . . . . . . . . . . . . . . . . . . .              11,333        13,408
                                                           -----------    ----------
                                                                53,770        43,151
                                                           -----------    ----------

   Total assets. . . . . . . . . . . . . . . . . .          $1,030,595      $923,339
                                                           -----------    ----------
                                                           -----------    ----------

                                                                       CONTINUED
(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

                                                            BEMIS COMPANY, INC.
                                                               AND SUBSIDIARIES

LIABILITIES AND STOCKHOLDERS' EQUITY                              1995              1994
-------------------------------------------------------------------------------------------
Current liabilities:
  Current portion of long-term debt. . . . . . . .           $   3,405          $     753
  Short-term borrowings. . . . . . . . . . . . . .               1,080              1,671
  Accounts payable . . . . . . . . . . . . . . . .             163,692            159,272
  Accrued liabilities:
    Salaries and wages . . . . . . . . . . . . . .              29,128             31,956
    Income taxes . . . . . . . . . . . . . . . . .              13,455              9,495
    Other taxes. . . . . . . . . . . . . . . . . .               8,455              7,671
                                                           -----------         -----------
       Total current liabilities . . . . . . . . .             219,215            210,818
Long-term debt, less current portion . . . . . . .             166,435            171,728
Deferred taxes . . . . . . . . . . . . . . . . . .              49,758             40,013
Other liabilities and deferred credits . . . . . .              53,943             58,823
                                                           -----------         ----------
    Total liabilities. . . . . . . . . . . . . . .             489,351            481,382
                                                           -----------         ----------
Minority interest. . . . . . . . . . . . . . . . .              28,436             23,930

Commitments and contingencies

Stockholders' equity:
  Common stock, $.10 par value:
     Authorized--123,800,000 shares
     Issued--57,811,966 and 55,723,731 shares. . .               5,781              5,572
  Capital in excess of par value . . . . . . . . .             147,119            101,290
  Retained income. . . . . . . . . . . . . . . . .             496,252            439,364
  Cumulative translation adjustment. . . . . . . .              10,505              5,294
  Common stock held in treasury,
    5,244,617 and 4,512,405 shares, at cost. . . .            (146,849)          (133,493)
                                                           -----------         ----------
    Total stockholders' equity . . . . . . . . . .             512,808             418,027
                                                           -----------         ----------

Total liabilities and stockholders' equity . . . .          $1,030,595         $  923,339
                                                           -----------         ----------
                                                           -----------         ----------

CONSOLIDATED STATEMENT
OF CASH FLOWS
YEARS ENDED DECEMBER 31,
(IN THOUSANDS OF DOLLARS)

                                                                       1995           1994           1993
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income. . . . . . . . . . . . . . . . . . . . . . . .      $  85,210      $  72,794      $  44,331

   Non-cash items:
       Depreciation and amortization . . . . . . . . . . . .         57,954         51,828         46,982
       Minority interest in net income . . . . . . . . . . .          3,781          3,379          2,360
       Deferred income taxes, non-current portion. . . . . .          8,746          4,297          2,582
       (Gain) loss on sale of property and equipment . . . .           (211)           210          1,231
                                                                  ---------      ---------      ---------
   Cash provided by operations . . . . . . . . . . . . . . .        155,480        132,508         97,486

   Changes in working capital, net of
       effects of acquisitions and dispositions:
       Accounts receivable . . . . . . . . . . . . . . . . .          3,868        (20,863)        (3,188)
       Inventories . . . . . . . . . . . . . . . . . . . . .         (7,287)       (23,784)          (654)
       Prepaid expenses and deferred charges . . . . . . . .          1,019           (768)       (19,589)
       Accounts payable. . . . . . . . . . . . . . . . . . .         (1,187)        11,881         19,038
       Accrued salaries and wages. . . . . . . . . . . . . .         (3,048)         7,530         (1,110)
       Accrued income taxes. . . . . . . . . . . . . . . . .          4,254           (759)         1,586
       Accrued other taxes . . . . . . . . . . . . . . . . .            304         (2,501)         3,798

   Changes in other liabilities and deferred credits . . . .         (1,077)           523         18,284

   Changes in deferred charges and other investments . . . .         (1,389)          (230)          (742)

   Other . . . . . . . . . . . . . . . . . . . . . . . . . .         (1,158)         1,280         (1,005)
                                                                  ---------      ---------      ---------

Net cash provided by operating activities. . . . . . . . . .       $149,779       $104,817       $113,904
                                                                  ---------      ---------      ---------



                                                                       CONTINUED
28

                                                            BEMIS COMPANY, INC.
                                                               AND SUBSIDIARIES


CONTINUED                                                          1995            1994            1993
----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Additions to property and equipment. . . . . . . .          ($93,615)       ($93,064)       ($60,729)
    Business acquisition . . . . . . . . . . . . . . .              (552)        (31,956)        (32,749)
    Business divestitures. . . . . . . . . . . . . . .                                            25,065
    Proceeds from sale of property and equipment . . .             2,135           3,594           2,491
    Other. . . . . . . . . . . . . . . . . . . . . . .                 3             337             111
                                                                --------        --------        --------
Net cash used by investing activities. . . . . . . . .           (92,029)       (121,089)        (65,811)
                                                                --------        --------        --------
Cash flows from financing activities:
    Increase in long-term debt . . . . . . . . . . . .               579          57,601           4,791
    Repayment of long-term debt. . . . . . . . . . . .           (11,166)        (10,287)        (11,426)
    Change in short-term borrowings. . . . . . . . . .              (591)          1,671          (1,131)
    Change in current portion of long-term debt. . . .              (748)         (3,769)         (1,701)
    Cash dividends paid. . . . . . . . . . . . . . . .           (33,175)        (27,654)        (25,586)
    Subsidiary dividends to minority stockholders. . .                            (1,703)         (3,406)
    Purchase of common stock for the treasury  . . . .            (8,395)                         (1,262)
    Stock incentive programs and related tax effects .             3,449             138           1,642
                                                                --------        --------        --------
Net cash (used) provided by financing activities . . .           (50,047)         15,997         (38,079)
                                                                --------        --------        --------
Effect of exchange rate changes on cash. . . . . . . .             1,603           4,090          (1,204)
                                                                --------        --------        --------
Net increase in cash . . . . . . . . . . . . . . . . .           $ 9,306         $ 3,815         $ 8,810
                                                                --------        --------        --------
                                                                --------        --------        --------
Supplemental non-cash investing and financing activities:
    Fair value of assets acquired. . . . . . . . . . .           $64,646
    Liabilities assumed. . . . . . . . . . . . . . . .            21,505
                                                                --------
    Net value acquired . . . . . . . . . . . . . . . .            43,141
    Common stock issued. . . . . . . . . . . . . . . .            42,589
                                                                --------
    Cash used for acquisition. . . . . . . . . . . . .          $    552
                                                                --------
                                                                --------



During the three years ended December 31, 1995, 1994, and 1993, the Company paid interest of $8,268, $9,223, and $7,633, and income taxes of $39,296, $39,918, and $34,872, respectively.

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

CONSOLIDATED STATEMENT                                      BEMIS COMPANY, INC.
OF STOCKHOLDERS EQUITY                                         AND SUBSIDIARIES
(IN THOUSANDS OF DOLLARS)

                                                                     CAPITAL IN                      CUMULATIVE           COMMON
                                                   COMMON            EXCESS OF        RETAINED       TRANSLATION        STOCK HELD
                                                    STOCK            PAR VALUE        INCOME         ADJUSTMENT         IN TREASURY
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992 . . . . . . . .        $5,561            $ 99,521       $382,056         $ 6,043             ($132,231)
Net income for 1993. . . . . . . . . . . . .                                           44,331
Translation adjustment for 1993. . . . . . .                                                           (6,657)
Pension liability adjustment . . . . . . . .                                           (2,879)
Cash dividends paid on common stock,
  $.50 per share . . . . . . . . . . . . . .                                          (25,586)
Stock incentive programs and
  related tax effects. . . . . . . . . . . .            10               1,632
Purchase of 56,112 shares of
  common stock . . . . . . . . . . . . . . .                                                                                 (1,262)
                                                    ------            --------       --------         -------             ---------
Balance at December 31, 1993 . . . . . . . .         5,571             101,153        397,922            (614)             (133,493)
                                                    ------            --------       --------         -------             ---------

Net income for 1994. . . . . . . . . . . . .                                           72,794
Translation adjustment for 1994. . . . . . .                                                            5,908
Pension liability adjustment . . . . . . . .                                           (3,698)
Cash dividends paid on common stock,
  $.54 per share . . . . . . . . . . . . . .                                          (27,654)
Stock incentive programs and
  related tax effects. . . . . . . . . . . .             1                 137
                                                    ------            --------       --------         -------             ---------
Balance at December 31, 1994 . . . . . . . .        $5,572            $101,290       $439,364          $5,294             ($133,493)
                                                    ------            --------       --------         -------             ---------


Net income for 1995. . . . . . . . . . . . .                                           85,210
Translation adjustment for 1995. . . . . . .                                                            5,211
Pension liability adjustment . . . . . . . .                                            4,853
Cash dividends paid on common stock,
  $.64 per share . . . . . . . . . . . . . .                                          (33,175)
Stock incentive programs and
  related tax effects. . . . . . . . . . . .            28               3,421
Common stock transactions
  related to an acquisition of a
  subsidiary company . . . . . . . . . . . .           181              42,408                                               (4,961)
Purchase of 330,300 shares
  of common stock. . . . . . . . . . . . . .                                                                                 (8,395)
                                                    ------            --------       --------         -------             ---------
Balance at December 31, 1995 . . . . . . . .        $5,781            $147,119       $496,252         $10,505             ($146,849)
                                                    ------            --------       --------         -------             ---------
                                                    ------            --------       --------         -------             ----------


(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NOTE 1 -- ACCOUNTING POLICIES

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

EXCESS OF COST OF INVESTMENTS IN SUBSIDIARIES OVER NET ASSETS ACQUIRED: The excess relating to companies acquired prior to 1971 is not amortized against income unless a loss of value becomes evident. The excess resulting from investments made subsequent to 1970 is being amortized against income over 40 years. The recoverability of unamortized goodwill is assessed on an ongoing basis by comparing undiscounted cash flows from operations to net book value.

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

PREFERRED STOCK PURCHASE RIGHTS: On August 3, 1989, the Company's Board of Directors adopted a Shareholder Rights Plan by declaring a dividend of one preferred share purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one one-hundredth of a share of Series A Junior Preferred Stock for $120. The rights become exercisable if and when a person acquires 20 percent or more of the Company's outstanding common stock, subject to certain exceptions, or announces an offer which would result in such person acquiring 20 percent or more of the Company's outstanding common stock. Upon the rights becoming exercisable, each right will entitle its holder to buy common stock of the Company having a market value of twice the exercise price of the right. The rights expire August 22, 1999, and may be redeemed by the Company for 1 cent per right at any time before the 30th day following the announcement that a person has acquired 20 percent or more of the Company's outstanding common stock. In connection with the Shareholder Rights Plan, the Company's Board of Directors authorized 600,000 shares of Series A Junior Preferred Stock with a par value of $1 per share. At December 31, 1995, none of these shares were issued or outstanding.

ENVIRONMENTAL COST: The Company is involved in a number of environmental related disputes and claims. The Company accrues for environmental costs when it is probable that these costs will be incurred and can be reasonably estimated. In addition, costs which can not be reasonably estimated, are directly expensed when payment is made. At December 31, 1995 and 1994, reserves were $745,000 and $1,148,000, respectively. Adjustments to the reserve accounts and costs which were directly expensed for environmental remediation matters resulted in charges to the income statements for 1995, 1994, and 1993 of $164,000, $991,000, and $729,000, net of third party reimbursements totaling $335,000, $336,000, and $1,392,000 for 1995, 1994, and 1993, respectively. The Company is not aware of any pending or threatened litigation that is likely to have a material adverse effect on the business, operating results, or financial condition.

ESTIMATES AND ASSUMPTIONS REQUIRED: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

-------------------------------------------------------------------------------
NOTE 2 -- CHANGES IN ACCOUNTING PRINCIPLES

     The Company adopted Financial Accounting Standards related to postemployment benefits (Statement 112) during 1993. Accordingly, the cumulative effect of this change in accounting principles has been reported in the Consolidated Statement of Income as follows:

(IN THOUSANDS OF DOLLARS, EXCEPT EPS)                           1993
-------------------------------------------------------------------------
Statement 112, Postemployment Benefits:
  Cumulative effect on prior years . . . . . . . . . .         $(2,798)
  Income tax benefit upon
  adoption of FAS 112. . . . . . . . . . . . . . . . .           1,052
                                                              --------
Cumulative net effect on prior years of
  adoption of FAS 112. . . . . . . . . . . . . . . . .         $(1,746)
                                                              --------
                                                              --------

Effect on EPS of
  adoption of FAS 112. . . . . . . . . . . . . . . . .         $  (.03)
                                                              --------
                                                              --------

-------------------------------------------------------------------------------
NOTE 3 -- BUSINESS ACQUISITIONS AND DISPOSITIONS

     On October 5, 1995, the Company acquired Banner Packaging, Inc., for Bemis common stock valued at $42.6 million and $.5 million in cash. Banner, with total annual sales of approximately $60 million, operates a large manufacturing facility in Oshkosh, Wisconsin, producing coextruded films, flexographic printing, and bag conversion. The total purchase price of $43.1 million has been accounted for under the purchase method of accounting, and results of operations for Banner subsequent to October 4, 1995, are included in these financial statements.

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

-------------------------------------------------------------------------------
NOTE 4 -- RESTRUCTURING OF OPERATIONS

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

     Key aspects of the plan included redeployment of assets in both the domestic and international packaging machinery businesses ($7.2 million), the closedown of a U.S. nylon resin production facility ($6.2 million), the consolidation of two paper packaging plants into larger facilities ($5.0 million), and $2.6 million for all other expenses principally related to the write-off of nonproductive assets in the coated and laminated film business. These restructuring actions were expected to result in the elimination of 264 jobs in the U.S. and Europe and the relocation of an additional 27 employees in conjunction with the closing of five manufacturing facilities. At the close of the project, actual employee reductions totaled 266 plus 26 transfers.

EMPLOYEE SEPARATIONS -- RESTRUCTURING
                                                     HOURLY    SALARIED     TOTAL
----------------------------------------------------------------------------------
Planned Employee Reductions. . . . . . . . . . .       187        77        264
                                                     -----      ----       ----
ACTUAL EMPLOYEE REDUCTIONS
1993 -- Packaging Machinery. . . . . . . . . . .        38        14         52
        Paper Packaging. . . . . . . . . . . . .         4                    4
        Coated and Laminated Film. . . . . . . .        29         4         33
                                                     -----      ----       ----
              Total. . . . . . . . . . . . . . .        71        18         89
                                                     -----      ----       ----
1994 -- Packaging Machinery. . . . . . . . . . .        34        37         71
        Paper Packaging. . . . . . . . . . . . .        77        18         95
        Coated and Laminated Film. . . . . . . .         5         6         11
                                                     -----      ----       ----
             Total . . . . . . . . . . . . . . .       116        61        177
                                                     -----      ----       ----
1995 -- None
        Cumulative Total . . . . . . . . . . . .       187        79        266
                                                     -----      ----       ----
                                                     -----      ----       ----


                                                                       CONTINUED
32

--------------------------------------------------------------------------------
NOTE 4 -- RESTRUCTURING continued

    All facility closures and consolidations were essentially completed as of the end of 1994 with the balance completed by mid-1995. Of the $21 million estimated restructuring expense, actual cash cost was $5.6 million and total non-cash cost was 15.3 million. The remaining $.1 million reserve was restored to income in 1995, since the project was completed.


ANALYSIS OF RESTRUCTURING RESERVE                                         ASSET
                                                           EMPLOYEE    WRITE-DOWNS/
(IN THOUSANDS OF DOLLARS)                                  COSTS       REDEPLOYMENT     OTHER      TOTAL       CASH       NON-CASH
------------------------------------------------------------------------------------------------------------------------------------
Reserve balance September 30, 1993 . . . . . . . . . .      $(4,100)     $(13,600)   $(3,300)   $(21,000)      $(9,600)   $(11,400)
1993 RESERVE CHARGES:    Packaging Machinery . . . . .          250           672        420       1,342           861         481
                         Paper Packaging . . . . . . .
                         Nylon Resin Manufacturing . .          134        (1,462)       103      (1,225)       (1,225)
                         Other . . . . . . . . . . . .                      1,837                  1,837            70       1,767
                                                            -------      --------      ------    --------      -------    --------
Reserve balance December 31, 1993. . . . . . . . . . .       (3,716)      (12,553)    (2,777)    (19,046)       (9,894)     (9,152)
                                                            -------      --------      ------    --------      -------    --------
1994 RESERVE CHARGES:    Packaging Machinery . . . . .        1,614         2,514        982       5,110         2,932       2,178
                         Paper Packaging . . . . . . .        1,116         3,324        311       4,751         3,900         851
                         Nylon Resin Manufacturing . .          122         6,416        468       7,006        (2,442)      9,448
                         Other . . . . . . . . . . . .           73             8        240         321           (36)        357
                                                            -------      --------      ------    --------      -------    --------
Reserve balance December 31, 1994. . . . . . . . . . .       $ (791)        $(291)    $ (776)    $(1,858)      $(5,540)    $ 3,682
                                                            -------      --------      ------    --------      -------    --------
1995 RESERVE CHARGES:    Packaging Machinery . . . . .          252                    1,073       1,325         1,325
                         Paper Packaging . . . . . . .          249        (1,288)       698        (341)         (523)        182
                         Nylon Resin Manufacturing . .            2                      338         340           340
                         Other . . . . . . . . . . . .          248           140                    388           388
                                                            -------      --------      ------    --------      -------    --------
Reserve balance December 31, 1995. . . . . . . . . . .      $   (40)     $ (1,439)   $ 1,333      $ (146)(A)   $(4,010)    $ 3,864
                                                            -------      --------    --------     ------       -------     -------
                                                            -------      --------    --------     ------       -------     -------


(A) Restored to income in June 1995.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NOTE 5 --INVENTORIES

     The Company utilizes the LIFO method of inventory valuation for essentially all domestic inventories. Approximately 81 percent of the December 31, 1995, and 84 percent of the December 31, 1994, inventories are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out (FIFO) method.

Inventories are summarized at December 31, as follows:


(IN THOUSANDS OF DOLLARS)                                         1995         1994
-----------------------------------------------------------------------------------
Raw materials and supplies . . . . . . . . . . . . . .       $  79,170     $ 83,198
Work in process and
  finished goods . . . . . . . . . . . . . . . . . . .         151,745      140,425
                                                             ---------     --------
                                                               230,915      223,623
Excess of current cost
  over LIFO inventory value. . . . . . . . . . . . . .         (52,830)     (55,470)
                                                            ----------     --------
Total inventories. . . . . . . . . . . . . . . . . . .        $178,085     $168,153
                                                            ----------     --------
                                                            ----------     --------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NOTE 6--PENSION PLANS

    Total pension expense in 1995, 1994, and 1993 was $8,516,000, $7,704,000, and $7,908,000, respectively.

     Defined contribution plans cover employees at nine different manufacturing or administrative locations and provide for contributions ranging from 2 percent to 6 percent of covered employees' salaries or wages and totaled $1,222,000 in 1995, $1,316,000 in 1994, and $1,125,000 in 1993. Multiemployer plans cover employees at two different manufacturing locations and provide for contributions to a union administered defined benefit pension plan. Amounts charged to pension cost and contributed to the plan in 1995, 1994, and 1993 totaled $1,000,000, $1,034,000, and $974,000, respectively.

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

                                                                       CONTINUED

NOTE 6--PENSION PLANS CONTINUNED


     The funded status of the defined benefit plans at December 31, 1995, is as follows:


                                                            PLANS WITH           PLANS WITH
                                                            ASSETS IN           ACCUMULATED
                                                            EXCESS OF            BENEFITS IN
                                                           ACCUMULATED           EXCESS OF
(IN THOUSANDS OF DOLLARS)                                   BENEFITS                ASSETS
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
Actuarial present value
   of benefit obligation:
   Vested benefit obligation . . . . . . . . . . . . .       $132,152              $68,231
   Nonvested benefit obligation. . . . . . . . . . . .          7,584                2,535
                                                             --------             --------
   Accumulated benefit obligation. . . . . . . . . . .       $139,736              $70,766
                                                             --------             --------
                                                             --------             --------

Projected benefit obligation . . . . . . . . . . . . .       $164,614              $74,412
Plan assets at fair value. . . . . . . . . . . . . . .        159,243               61,513
                                                             --------             --------

Projected benefit obligations
   in excess of plan assets. . . . . . . . . . . . . .         (5,371)             (12,899)
Unrecognized net obligation. . . . . . . . . . . . . .          7,469                2,400
Unrecognized prior service cost. . . . . . . . . . . .         (1,221)               5,910
Unrecognized net (gain) loss . . . . . . . . . . . . .         (8,945)               6,150
                                                             --------             --------

(Pension liability) or prepaid
   pension cost. . . . . . . . . . . . . . . . . . . .       $ (8,068)             $ 1,561
                                                             --------             --------
                                                             --------             --------


     Pension cost for defined benefit plans included the following components:


(IN THOUSANDS OF DOLLARS)                                        1995         1994        1993
----------------------------------------------------------------------------------------------
Service cost -- benefits earned
   during the year . . . . . . . . . . . . . . . . . .         $5,928       $5,942      $5,458
Interest cost on projected
   benefit obligation. . . . . . . . . . . . . . . . .         15,611       15,199      14,983
Actual return on plan assets . . . . . . . . . . . . .        (43,589)       1,241     (12,042)
Net amortization and deferral. . . . . . . . . . . . .         27,641      (17,781)     (3,387)
                                                              -------      -------     -------
Net pension expense. . . . . . . . . . . . . . . . . .        $ 5,591      $ 4,601     $ 5,012
                                                              -------      -------     -------
                                                              -------      -------     -------

     The Company has recorded the following amounts pursuant to Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions at December 31:

(IN THOUSANDS OF DOLLARS)                                        1995         1994
----------------------------------------------------------------------------------
Intangible asset . . . . . . . . . . . . . . . . . . .        $ 7,725      $ 7,215
Prepaid tax. . . . . . . . . . . . . . . . . . . . . .          1,174        4,149
Pension liability. . . . . . . . . . . . . . . . . . .        (10,814)     (18,132)
                                                             --------     --------
Reduction in stockholders' equity. . . . . . . . . . .       $ (1,915)    $ (6,768)
                                                             --------     --------
                                                             --------     --------

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.0 percent and 5.5 percent, respectively. The expected long-term rate of return on assets was 9.0 percent.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NOTE 7--POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company sponsors several defined benefit postretirement plans that cover more than 50 percent of salaried and nonsalaried employees. These plans provide health care benefits and, in some instances, provide life insurance benefits. Except for one closed-group plan, which is noncontributory, postretirement health care plans are contributory, with retiree contributions adjusted annually; life insurance plans are noncontributory.

     Net periodic postretirement benefit costs for 1995, 1994, and 1993 included the following components:

(IN THOUSANDS OF DOLLARS)                                       1995        1994       1993
--------------------------------------------------------------------------------------------
Service cost -- benefits earned
    during the year. . . . . . . . . . . . . . . . . .         $ 206       $ 415      $ 277
Interest cost on accumulated
    postretirement benefit
    obligation . . . . . . . . . . . . . . . . . . . .           944       1,322      1,180
Net amortization and deferral. . . . . . . . . . . . .          (159)         68          1
                                                              ------      ------     ------
Net periodic postretirement
    benefit cost . . . . . . . . . . . . . . . . . . .         $ 991      $1,805     $1,458
                                                              ------      ------     ------
                                                              ------      ------     ------

     The table below sets forth the plans' combined funded status reconciled with the amount shown in the Company's statement of financial position at
December 31:

(IN THOUSANDS OF DOLLARS)                                       1995      1994       1993
-------------------------------------------------------------------------------------------
Accumulated postretirement
    benefit obligation:

    Retirees and beneficiaries . . . . . . . . . . . .       $ 8,839     $10,473    $12,967
    Fully eligible active
      plan participants. . . . . . . . . . . . . . . .         1,064       1,556      1,866
    Other active plan
       participants. . . . . . . . . . . . . . . . . .         1,797       1,939      4,687
                                                             -------     -------    -------
       Accumulated postretirement
          benefit obligation in
          excess of plan assets. . . . . . . . . . . .        11,700      13,968     19,520
Unrecognized net gain or
    (loss) from past experience
    different from that assumed. . . . . . . . . . . .         6,119       3,735     (2,926)
                                                             -------     -------    -------
Accrued postretirement
    benefit cost . . . . . . . . . . . . . . . . . . .       $17,819     $17,703    $16,594
                                                             -------     -------    -------
                                                             -------     -------    -------


     For measurement purposes, a 12 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996; the rate was assumed to decrease gradually to 5.5 percent by the year 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995, by $1,021,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $118,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent.

-------------------------------------------------------------------------------
NOTE 8 -- STOCK OPTION AND INCENTIVE PLANS

     The Company's stock option and stock award plans provide for the issuance of up to 15,968,000 shares of common stock to key employees. As of December 31, 1995, 1994, and 1993, respectively, 1,939,984, 2,346,852, and
507,618 shares were available for future grants under these plans.

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

     At December 31, 1995, thirteen participants hold options with expiration dates ranging from 1996 to 2004 at option prices ranging from $5.75 to $24.63 per share with a weighted-average price of $16.54 per share.

     Details of the stock option plans at December 31, 1995, 1994, and 1993, are:

                                                                         PER SHARE
                                                 NUMBER OF             OPTION PRICE
                                                   SHARES                  RANGE
-------------------------------------------------------------------------------------
Outstanding at
      December 31, 1992. . . . . . . . .           810,000            $ 5.75 - $18.72
      Granted. . . . . . . . . . . . . .            10,000             20.38 -  22.31
      Exercised. . . . . . . . . . . . .          (110,000)             8.31 -  12.63
-------------------------------------------------------------------------------------
Outstanding at
      December 31, 1993. . . . . . . . .           710,000            $ 5.75 - $22.31
      Granted. . . . . . . . . . . . . .           189,766             22.06 -  24.63
      Exercised. . . . . . . . . . . . .           (10,000)                 8.31
-------------------------------------------------------------------------------------
Outstanding at
      December 31, 1994
      and December 31, 1995. . . . . . .           889,766            $ 5.75 - $24.63
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Exercisable at
      December 31, 1995. . . . . . . . .           750,760            $ 5.75 - $24.63
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

     In 1984, the Company adopted a Stock Award Plan for certain key executive employees. Distribution of the shares will be made not less than three years nor more than seven years from the date of grant. All shares granted under the plan are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement. In addition, cash payments are made during the grant period equal to the dividend on Bemis common stock. The cost of the awards is charged to income over the period of the grant: $3,954,000 was expensed in 1995, $2,890,000 in 1994, and $3,685,000 in 1993.

     Details of the stock award plan at December 31, 1995, 1994, and 1993, are:

                                                 NUMBER OF
                                                   SHARES
-----------------------------------------------------------
Outstanding at December 31, 1992 . . . .         1,142,052
      Paid . . . . . . . . . . . . . . .            (4,446)
      Cancelled. . . . . . . . . . . . .           (13,290)
                                                 ---------

Outstanding at December 31, 1993 . . . .         1,124,316
      Paid . . . . . . . . . . . . . . .             2,000
      Cancelled. . . . . . . . . . . . .           (31,000)
                                                 ---------

Outstanding at December 31, 1994 . . . .         1,095,316
      Granted. . . . . . . . . . . . . .           436,500
      Paid . . . . . . . . . . . . . . .          (431,316)
      Cancelled. . . . . . . . . . . . .           (29,632)
                                                 ---------
Outstanding at December 31, 1995 . . . .         1,070,868
                                                 ---------
                                                 ---------

-------------------------------------------------------------------------------
NOTE 9 -- LEASES

     All noncancelable leases have been categorized as capital or operating leases. The Company has leases for manufacturing plants, warehouses, machinery and equipment, and administrative offices with terms (including renewal options) ranging from one to 20 years. Under most leasing arrangements, the Company pays the property taxes, insurance, maintenance, and expenses related to the leased property. Total rental expense under operating leases was $9,242,000 in 1995, $9,601,000 in 1994, and $10,268,000
in 1993.

     The present values of minimum future obligations shown in the following chart are calculated based on interest rates (ranging from 10 percent to 11 1/2 percent with a weighted-average of approximately 10 1/4 percent) determined to be applicable at the inception of the leases. Interest expense on the outstanding obligations under capital leases was $21,000 in 1995, $255,000 in 1994, and $418,000 in 1993.

     Minimum future obligations on leases in effect at December 31, 1995, are:

                                              CAPITAL    OPERATING
(IN THOUSANDS OF DOLLARS)                      LEASES      LEASES
------------------------------------------------------------------
1996 . . . . . . . . . . . . . . . . .            $ 8     $ 4,687

1997 . . . . . . . . . . . . . . . . .              8       2,460

1998 . . . . . . . . . . . . . . . . .              7       1,947

1999 . . . . . . . . . . . . . . . . .              7       1,357

2000 . . . . . . . . . . . . . . . . .              4       1,151

Thereafter . . . . . . . . . . . . . .              0       5,460
                                                  ---      ------


Total minimum obligations. . . . . . .             34     $17,062
                                                           ------
                                                           ------
Less amount representing interest. . .              5
                                                  ---
Present value of net
   minimum obligations . . . . . . . .             29
Less current portion . . . . . . . . .              5
                                                  ---
Long-term obligations. . . . . . . . .            $24
                                                  ---
                                                  ---

--------------------------------------------------------------------------------
NOTE 10 -- LONG-TERM DEBT

     Long-term debt maturing in years 1997 through 2000 is $2,261,000, $1,700,000, $1,700,000, and $0, respectively.

     Under the terms of a revolving credit agreement with five banks, the Company may borrow up to $100,000,000 through August 1, 2000. The Company must pay a facility fee of 1/8 of 1 percent annually on the entire amount of the commitment. There were no borrowings outstanding under this agreement at
December 31, 1995.

(IN THOUSANDS OF DOLLARS)                                                          1995            1994
----------------------------------------------------------------------------------------------------------
Commercial paper payable through 1996 at an interest rate of  6%(1). . . . .       $ 37,500      $145,316
Note payable in 2005 at an interest rate of 6.7%(2). . . . . . . . . . . . .        100,000
Industrial revenue bonds payable through 2011
  at interest rates of 5% to 7 1/4% . . . . . . . . . . . . . . . . . . . . . .      23,250        23,250
Debt of subsidiary companies payable through 1999
  at an interest rate of 6%. . . . . . . . . . . . . . . . . . . . . . . . .          9,061         2,883

Obligations under capital leases . . . . . . . . . . . . . . . . . . . . . .             29         1,032
                                                                                   --------       -------
                                                                                    169,840       172,481
Less current portion . . . . . . . . . . . . . . . . . . . . . . . . . . . .          3,405           753
                                                                                   --------      --------
                                                                                   $166,435      $171,728
                                                                                   --------      --------
                                                                                   --------      --------

(1) THE COMMERCIAL PAPER HAS BEEN CLASSIFIED AS LONG-TERM DEBT IN ACCORDANCE WITH THE COMPANY'S INTENTION AND ABILITY TO REFINANCE SUCH OBLIGATIONS ON
     A LONG-TERM BASIS. THE INTEREST RATE OF COMMERCIAL PAPER OUTSTANDING AT DECEMBER 31, 1995, WAS 6 PERCENT. THE MAXIMUM OUTSTANDING AT ANY MONTH-END DURING 1995 WAS $166,439,000, AND THE AVERAGE OUTSTANDING DURING 1995 WAS $101,376,000. THE WEIGHTED-AVERAGE INTEREST RATE DURING 1995 WAS 6 PERCENT.

(2)  IN JULY, THE COMPANY SOLD $100,000,000 OF TEN-YEAR NOTES WITH A COUPON OF
     6.7 PERCENT. PROCEEDS FROM THE SALE WERE USED TO PAY OFF OUTSTANDING COMMERCIAL PAPER DEBT.

-------------------------------------------------------------------------------
NOTE 11 -- INCOME TAXES

(IN THOUSANDS OF DOLLARS)                                         1995             1994          1993
-------------------------------------------------------------------------------------------------------
U.S. income before income taxes. . . . . . . . . . .             $119,880       $111,217       $72,643
Non-U.S. income before income taxes. . . . . . . . .               19,130         10,108         5,404
Consolidating eliminations . . . . . . . . . . . . .               (2,900)        (3,231)       (3,670)
                                                                 --------       --------       -------

Income before income taxes . . . . . . . . . . . . .             $136,110       $118,094       $74,377
                                                                 --------       --------       -------
                                                                 --------       --------       -------

Income tax expense consists of the following components:
   Current tax expense:
     U.S. federal. . . . . . . . . . . . . . . . . .             $ 34,496       $ 31,053       $31,578
     Foreign . . . . . . . . . . . . . . . . . . . .                5,665          3,947         1,544
     State and local . . . . . . . . . . . . . . . .                5,755          4,144         4,234
                                                                 --------       --------       -------
      Total current tax expense. . . . . . . . . . .               45,916         39,144        37,356
                                                                 --------       --------       -------

   Deferred (prepaid) tax expense:
     U.S. federal. . . . . . . . . . . . . . . . . .                5,071          5,349        (7,408)
     Foreign . . . . . . . . . . . . . . . . . . . .                 (333)                        (277)
     State . . . . . . . . . . . . . . . . . . . . .                  246            807        (1,371)
                                                                 --------       --------       -------
     Total deferred (prepaid) tax expense. . . . . .                4,984          6,156        (9,056)
                                                                 --------       --------       -------
        Total income tax expense . . . . . . . . . .             $ 50,900       $ 45,300       $28,300
                                                                 --------       --------       -------
                                                                 --------       --------       -------

                                                                       CONTINUED
36

Note 11-- INCOME TAXES CONTINUED

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.


(IN THOUSANDS OF DOLLARS)                                                         1995           1994        1993
------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
    Accounts receivable, principally due to allowances for
      returns and doubtful accounts. . . . . . . . . . . . . . . . . . . .      $ 7,158        $ 6,180     $ 2,538
    Inventories, principally due to additional costs inventoried for
      tax purposes pursuant to the Tax Reform Act of 1986. . . . . . . . .        6,883          7,685       5,876
    Employee compensation and benefits accrued for financial
      reporting purposes . . . . . . . . . . . . . . . . . . . . . . . . .       14,033         12,340       9,861
    Restructuring costs. . . . . . . . . . . . . . . . . . . . . . . . . .                         743       9,374
    Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,834          1,997         785
                                                                                 ------        -------     -------
    Deferred tax assets (included in prepaid expenses and
      deferred charges). . . . . . . . . . . . . . . . . . . . . . . . . .      $29,908        $28,945     $28,434
                                                                                -------        -------     -------
                                                                                -------        -------     -------
Deferred tax liabilities:
    Plant and equipment, principally due to differences in depreciation,
      capitalized interest, and capitalized overhead . . . . . . . . . . .      $65,296        $54,058     $47,945
    Noncurrent employee compensation and benefits accrued for  . . . . . .
      financial reporting purposes . . . . . . . . . . . . . . . . . . . .      (15,052)       (15,513)    (13,867)
    Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (486)         1,468       1,735
                                                                                -------        -------    --------
    Deferred tax liabilities . . . . . . . . . . . . . . . . . . . . . . .      $49,758        $40,013     $35,813
                                                                                -------        -------    --------
                                                                                -------        -------    --------



     The Company's effective tax rate differs from the federal statutory rate due to the following items:

(IN THOUSANDS OF DOLLARS))                                             1995                      1994                    1993
------------------------------------------------------------------------------------------------------------------------------------
                                                                      % OF INCOME               % OF INCOME             % OF INCOME
                                                           AMOUNT      BEFORE TAX       AMOUNT   BEFORE TAX     AMOUNT  BEF0RE TAX
                                                         ---------------------------------------------------------------------------

Computed "expected" tax expense on
    income before taxes at statutory rate. . . . . .        $47,639        35.0%        $41,333     35.0%       $26,032   35.0%
Increase (decrease) in taxes resulting from:
Adjustment to deferred tax assets
    and liabilities for enacted
    changes in tax rates . . . . . . . . . . . . . .                                                                385     0.5
State and local income taxes net of
    federal income tax benefit . . . . . . . . . . .          3,901          2.9          3,218       2.7         1,861     2.5
    Foreign tax rate differential. . . . . . . . . .         (1,716)        (1.3)           126       0.1          (802)   (1.1)
    Minority interest. . . . . . . . . . . . . . . .          1,323          1.0          1,183       1.0           826     1.1
    Miscellaneous items. . . . . . . . . . . . . . .           (247)        (0.2)          (560)     (0.4)           (2)
                                                            -------       ------        -------     -----      ---------  -----
Actual income tax expense. . . . . . . . . . . . . .        $50,900        37.4%        $45,300     38.4%       $28,300   38.0%
                                                            -------       ------        -------     -----      ---------  -----
                                                            -------       ------        -------     -----      ---------  -----

     The Company's federal income tax returns for the years prior to 1992 have been audited and completely settled.

     Provision has not been made for U.S. or additional foreign taxes on $79,593,000 of undistributed earnings of foreign subsidiaries because those earnings are considered to be permanently reinvested in the operations of those subsidiaries. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

Note 12 -- SEGMENTS OF BUSINESS

The Company operates principally in two businesses (Flexible Packaging Products and Specialty Coated and Graphics Products) and three geographical areas (U.S., Canada, and Europe). A description of the Company's lines of business begins on page five of the Annual Report.

LINES OF BUSINESS

(in millions of dollars)                     1995           1994          1993
--------------------------------------------------------------------------------
NET SALES TO UNAFFILIATED CUSTOMERS:
    Flexible Packaging . . . . . . . .   $1,090.3        $ 978.8       $ 905.3
    Specialty Coated and Graphics. . .      437.9          415.3         300.5

INTERSEGMENT SALES:
    Flexible Packaging . . . . . . . .       (0.5)          (0.3)         (0.2)
    Specialty Coated and Graphics. . .       (4.3)          (3.3)         (2.1)
                                        ---------      ---------     ---------
         Total . . . . . . . . . . . .   $1,523.4       $1,390.5      $1,203.5
                                        ---------      ---------     ---------
                                        ---------      ---------     ---------
OPERATING PROFIT:
    Flexible Packaging . . . . . . . .    $ 123.0        $ 107.6        $ 73.7
    Specialty Coated and Graphics. . .       46.6           43.7          28.4
                                        ---------      ---------     ---------
         Total operating profit 1. . .      169.6          151.3         102.1
    General corporate expenses . . . .      (18.1)         (21.4)        (18.1)
    Interest expense . . . . . . . . .      (11.6)          (8.4)         (7.2)
    Minority interest in net income. .       (3.8)          (3.4)         (2.4)
                                        ---------      ---------     ---------
         Income before income taxes. .    $ 136.1        $ 118.1        $ 74.4
                                        ---------      ---------     ---------
                                        ---------      ---------     ---------
IDENTIFIABLE ASSETS:
    Flexible Packaging . . . . . . . .    $ 729.2        $ 638.2       $ 551.9
    Specialty Coated and Graphics. . .      247.5          229.9         186.7
                                        ---------      ---------     ---------

         Total identifiable assets 2 .      976.7          868.1         738.6
         Corporate assets 3. . . . . .       53.9           55.2          51.2
                                        ---------      ---------     ---------
         Total . . . . . . . . . . . .   $1,030.6        $ 923.3       $ 789.8
                                        ---------      ---------     ---------
                                        ---------      ---------     ---------

DEPRECIATION AND AMORTIZATION:
    Flexible Packaging . . . . . . . .     $ 42.2         $ 36.9        $ 34.0
    Specialty Coated and Graphics. . .       14.6           13.7          11.8
    Corporate. . . . . . . . . . . . .        1.2            1.2           1.2
                                        ---------      ---------     ---------
         Total . . . . . . . . . . . .     $ 58.0         $ 51.8        $ 47.0
                                        ---------      ---------     ---------
                                        ---------      ---------     ---------
EXPENDITURES FOR PROPERTY
AND EQUIPMENT:
    Flexible Packaging . . . . . . . .     $ 78.0         $ 81.3        $ 52.6
    Specialty Coated and Graphics. . .       14.9           10.2           7.0
    Corporate. . . . . . . . . . . . .        0.7            1.6           1.1
                                        ---------      ---------     ---------
         Total . . . . . . . . . . . .     $ 93.6         $ 93.1        $ 60.7


                                        ---------      ---------     ---------
                                        ---------      ---------     ---------

OPERATIONS BY GEOGRAPHIC AREAS
(in millions of dollars)                     1995           1994          1993
--------------------------------------------------------------------------------
NET SALES TO
UNAFFILIATED CUSTOMERS:
    United States. . . . . . . . . . .   $1,317.9       $1,209.5      $1,031.6
    Canada . . . . . . . . . . . . . .       48.0           42.7          42.4
    Europe . . . . . . . . . . . . . .      184.5          158.5         147.6
    Other. . . . . . . . . . . . . . .        0.5            0.2
    Eliminations . . . . . . . . . . .      (27.5)         (20.4)        (18.1)
                                        ---------      ---------     ---------
         Total . . . . . . . . . . . .   $1,523.4       $1,390.5      $1,203.5
                                        ---------      ---------     ---------
                                        ---------      ---------     ---------

OPERATING PROFIT:
    United States. . . . . . . . . . .    $ 151.3        $ 136.8        $ 96.8
    Canada . . . . . . . . . . . . . .        6.2            4.3           2.7
    Europe . . . . . . . . . . . . . .       15.2           11.6           5.6
    Other. . . . . . . . . . . . . . .       (0.2)          (0.1)
    Eliminations . . . . . . . . . . .       (2.9)          (1.3)         (3.0)
                                        ---------      ---------     ---------
         Total . . . . . . . . . . . .    $ 169.6        $ 151.3       $ 102.1
                                        ---------      ---------     ---------
                                        ---------      ---------     ---------

IDENTIFIABLE ASSETS:
    United States. . . . . . . . . . .     $828.9         $741.6       $ 608.6
    Canada . . . . . . . . . . . . . .       25.4           24.4          29.4
    Europe . . . . . . . . . . . . . .      127.0          110.4         107.6
    Other. . . . . . . . . . . . . . .        1.1            0.8
    Eliminations . . . . . . . . . . .       (5.7)          (9.1)         (7.0)
                                        ---------      ---------     ---------
         Total . . . . . . . . . . . .    $ 976.7        $ 868.1       $ 738.6
                                        ---------      ---------     ---------
                                        ---------      ---------     ---------

(1) Operating profit is total revenue less operating expenses.
(2) Identifiable assets by lines of business include only those assets that are specifically identified with each segment's operations.
(3) Corporate assets are principally cash and short-term investments, prepaid expenses, and corporate property.

--------------------------------------------------------------------------------
Note 13 -- CONTINGENCIES

The Company is a defendant in lawsuits incidental to its business. The management of the Company believes, however, that the disposition of these lawsuits will not have any material effect on the financial position or operating results of the Company.

NOTE 14 -- FOREIGN OPERATIONS

     The foreign countries in which the Company conducts operations generally impose no significant restrictions on transfers of funds. Amounts attributable to foreign operations included in the consolidated statements are as follows:


(in thousands of dollars)                1995           1994           1993
----------------------------------------------------------------------------
Net sales of consolidated
  foreign subsidiaries               $231,940       $198,521       $188,559
Net income of
  consolidated foreign
  subsidiaries                         12,618          5,349          3,398
Foreign earnings in excess
  of or (less than) amounts
  received                              9,718          2,089           (272)
Equity in net assets                   94,329         78,779         70,153
Equity in total assets               $150,932       $133,320       $127,333

NOTE 15 -- FINANCIAL INSTRUMENTS

  The Company enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables. Exchange gains and losses arising from these transactions are deferred and recognized when the transaction for which the hedge was obtained is finalized. At December 31, 1995 and 1994, the Company had outstanding forward foreign currency exchange contracts aggregating $17,377,000 and $16,127,000, respectively. Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated. Based on quoted year-end market prices of forward foreign currency exchange contracts the Company would have experienced a $559,000 loss at December 31, 1995, and a $52,000 loss at December 31, 1994, had outstanding contracts been settled at those respective dates.

  At December 31, 1995 and 1994, the carrying value approximates the fair value of financial instruments such as cash, trade receivables and payables, and short-term debt because of the short-term maturities of these instruments. The fair value of the Company's long-term debt, including current maturities but excluding capitalized leases, is estimated to be $178,393,000 and $172,277,000 at December 31, 1995 and 1994, respectively, using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity.

  The Company is also a party to letters of credit totaling $7,788,000 and $8,004,000 at December 31, 1995 and 1994, respectively. In the Company's past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments because performance is not expected to be required, and, therefore, is of the opinion that the fair value of these instruments is zero.

  Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of December 31, 1995 and 1994, the Company had no significant concentrations of credit risk.


NOTE 16 -- QUARTERLY FINANCIAL INFORMATION -- UNAUDITED

(IN MILLIONS OF DOLLARS EXCEPT EPS)
------------------------------------------------------------------------------------------------------------------------------------
QUARTERLY
RESULTS               Net Sales                  Gross Profit                   Net Income                Earnings Per Share
------------------------------------------------------------------------------------------------------------------------------------
                                   %                             %                             %                             %
Quarter        1995     1994    Change     1995      1994     Change     1995      1994     Change     1995      1994     Change
            --------------------------    --------------------------   ---------------------------    --------------------------
First. . .   $ 368.5  $  323.3    14%     $ 77.9   $ 72.3       8%      $16.1     $13.6      18%      $ .31     $ .26      19%
Second . .     383.2     337.7     13       83.5     75.4       11       21.1      18.7       13        .41       .36       14
Third. . .     372.5     356.2      5       79.7     77.1        3       20.8      18.3       14        .40       .35       14
Fourth . .     399.2     373.3      7       98.8     88.5       12       27.2      22.2       22        .51       .43       19
            --------------------------    --------------------------   ---------------------------    --------------------------
Total. . .  $1,523.4  $1,390.5    10%     $339.9   $313.3       8%      $85.2     $72.8      17%      $1.63     $1.40      16%
            --------------------------    --------------------------   ---------------------------    --------------------------
            --------------------------    --------------------------   ---------------------------    --------------------------