Form 10-K, Exhibit 13
period 1996-12-31
BEMIS CO INC
filed 1997-03-26
CIK 11199

FINANCIAL HIGHLIGHTS                                         BEMIS COMPANY, INC.
(IN THOUSANDS, EXCEPT PERCENTS, RATIOS, PER                     AND SUBSIDIARIES
SHARE AMOUNTS, STOCKHOLDERS, AND EMPLOYEES)

                                                                                   %
                                                   1996             1995        Change
--------------------------------------------------------------------------------------
Sales and Earnings:
   Net Sales.................................   $1,655,431       $1,523,390        9%
   Income Before Taxes.......................      162,781          136,110       20
   Income Taxes..............................       61,700           50,900
   Net Income................................      101,081           85,210       19
--------------------------------------------------------------------------------------
Per Share:
   Net Income................................   $     1.90**     $     1.63       17%
   Dividends Paid............................          .72              .64       13
   Book Value................................        10.83             9.76       11
--------------------------------------------------------------------------------------
Ratios:
   Net Income to Net Sales...................          6.1%             5.6%
   Return on Average Common Equity...........         18.7%            18.3%
   Return on Average Total Capital...........         13.7%            13.5%
   Total Debt to Total Capital...............         28.3%            23.3%
   Current Ratio.............................          2.2              2.0
--------------------------------------------------------------------------------------
Additional Information:
   Cash Flow Provided by Operations..........   $  179,259       $  155,480       15%
   Capital Expenditures......................      111,950           93,615       20
   Stock PE Range............................        14-20            14-18
   Average Common Shares Outstanding
     for Computation of EPS..................       53,252           52,311        2
   Common Shares Outstanding at Year-End.....       52,361           52,567
   Number of Common Stockholders.............        5,947            5,711        4
   Number of Employees.......................        8,876            8,515        4


                                   [CHARTS]

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY

     In 1996 the Company focused on expanding its core businesses by both internal investment and acquisitions. Capital expenditures for the year were a record $112 million, compared to $94 million in 1995, and $93 million in 1994. The major part of the investment went into the Company's key flexible plastic packaging and pressure sensitive materials operations, and was used to expand the capacity and capabilities of these businesses.

     In April of 1996, the Company acquired the Perfecseal Healthcare Packaging Division of PM Co., a leading producer of flexible packaging for the disposable sterile medical device industry with approximately $65 million in sales. This acquisition complements Bemis' medical packaging activities and provides new products and technology as well as a strong customer base.

     In November of 1996, the Company announced an agreement in principal to acquire Paramount Packaging, a flexible packaging firm with $130 million in sales and a strong market position in the confectionery and disposable diaper packaging markets. This acquisition was subsequently completed in January of 1997.

     The Company sold a division of its Hayssen packaging machinery business in January of 1996. This operation had sales of approximately $30 million.

     Overall results for the year were quite positive with net sales of $1.66 billion, up 9 percent over 1995, and 19 percent over 1994. Sales for the year were affected by the acquisition of Banner Packaging in October of 1995 and Perfecseal in April of 1996 and the sale of a Hayssen division in January of 1996. Excluding the effect of these transactions, net sales increased 4 percent. Net income for the same period was $98.5 million, excluding a $2.6 million gain on the sale of the Hayssen division, and was up 16 percent over 1995 and 35 percent over 1994. On the same basis, earnings per share for 1996 were $1.85, up 13 percent over 1995 and 32 percent over 1994.


THREE-YEAR REVIEW OF RESULTS

                                           PERCENT
------------------------------------------------------------
                                  1996       1995       1994
                                 -----      -----      -----
Net Sales                        100.0%     100.0%     100.0%
Cost of products sold             76.9       77.7       77.5
                                 -----      -----      -----
Gross margin                      23.1       22.3       22.5
Selling, general, and
  administrative expenses         11.6       11.7       12.3
All other expenses                 1.7        1.7        1.7
                                 -----      -----      -----
Income before income taxes         9.8        8.9        8.5
Income taxes                       3.7        3.3        3.3
                                 -----      -----      -----
Net income                         6.1%       5.6%       5.2%
                                 -----      -----      -----
                                 -----      -----      -----
Effective tax rate                37.9%      37.4%      38.4%


     Sales for both segments, Flexible Packaging and Specialty Coated and Graphics Products, increased over the prior year's results in both 1996 and 1995. Raw material prices in both segments were generally lower during much of 1996 compared to the prior year, and this effect tended to moderate the growth in sales as selling prices broadly reflect raw material costs in these businesses. Unit volumes, however, were quite strong in the Company's key businesses. Sales growth in 1995 was generally helped by higher raw materials price levels compared to 1994. In 1996, Flexible Packaging sales benefited from the acquisitions described above. In 1995, Banner Packaging's sales for the fourth quarter were included in the year's total, thereby slightly increasing sales levels compared to 1994. In 1996, Specialty Coated and Graphics Products sales were enhanced by very strong demand late in the year compared to 1995, and 1995 sales grew at a less rapid pace over 1994 due to a weakening in demand in 1995 as well as reduced economic activity in Europe.

     Operating profits in both business segments improved in both 1996 and 1995 as did profit margins. Flexible Packaging operating profits were $134.1 million in 1996, or 11.4 percent of sales, compared to $123.0 million, or
11.3 percent of sales in 1995.  Profit margins for this segment in 1994 were
11.0 percent of sales. In Specialty Coated and Graphics Products, operating profits were $60.5 million, or 12.7 percent of sales, compared to 10.7 percent of sales in 1995. The improvement in margins resulted from a better mix of products, and improved plant efficiencies toward the end of the year. In 1995, margins were 10.7 percent of sales compared to 10.6 percent in 1994.


FORWARD LOOK

     We are enthusiastic about the progress of the Company and its future and enter 1997 with good momentum. Our capital expenditure program and recent acquisitions have added increased capacity and improved technology to our business and are enabling the Company to increase its penetration in key markets with key customers.


COSTS AND EXPENSES

     Cost of Products Sold as a percentage of Net Sales decreased to 76.9 percent for 1996 compared to 77.7 percent for 1995 and 77.5 percent for 1994. Sharp raw material price increases experienced in 1994 were partially reversed in 1995 and 1996 resulting in improved Cost of Products Sold percentages in 1996.

     Selling, General, and Administrative Expense increased in absolute dollars in 1996 and 1995 but declined as a percent of sales due to business acquisitions, improving European business conditions, and higher sales volume. Actual expense for 1996 increased $14.8 million or 8.3 percent compared to 1995, and $6.8 million or 4 percent for 1995 versus 1994.

     Research and Development Expense was $13.7 million in 1996, $13.6 million in 1995, and $13.1 million in 1994. The slight increase in 1996 is net of the impact of the disposition of a portion of our packaging machinery business.

     Interest Expense was $13.4 million for 1996, compared to $11.5 million in 1995 and $8.4 million in 1994. Higher debt levels resulted in the increase in 1996 compared to 1995 whereas higher average interest rates primarily caused the increase in 1995 compared to 1994. The increased debt level was due to higher working capital to support rising business activity and capital expenditures together with our business acquisition efforts. Higher rates during 1995 were due to a combination of market factors and the transfer, in 1995, of $100 million of Commercial Paper to 6.7 percent Notes Payable due in 2005.

     Other (Income) Costs reflect income of $5.5 million for 1996 versus $3.1 million in 1995 and $.8 million in 1994. The gain realized on the sale of a division of Hayssen packaging machinery business generated the 1996 increase. The lower income for 1994 compared to 1995 relates primarily to differences in exchange losses on foreign currency transactions of $1.2 million in 1994 versus $.1 million in 1995, and income in 1995 related to a minority equity investment, the balance of which was acquired in the fourth quarter of 1995.


RETURN ON INVESTMENT

     Return on average common stockholders' equity in 1996 was 18.7 percent compared to 18.3 percent in 1995 and 18.5 percent in 1994.

     Operating profit as a percent of average investment, which appears in the Five-Year Summary on page five, was 22.0 percent in 1996, compared to
21.4 percent in 1995 and 22.9 percent in 1994. The return in Flexible Packaging was 19.6 percent in 1996 compared to 20.1 percent in 1995 and 21.8 percent in 1994. The return in Specialty Coated and Graphics Products was
30.0 percent in 1996 compared to 25.7 percent in 1995 and 26.1 percent in 1994.

     Return on average total capital was 13.7 percent in 1996, 13.5 percent in 1995 and 13.4 percent in 1994. Total capital is defined as the sum of all short-term and long-term debt, including obligations under capital leases, stockholders' equity, and deferred taxes. Return on capital is based on net income adjusted for interest expense on an after-tax basis.


CAPITAL EXPENDITURES

     Capital expenditures in 1996 were $112.0 million compared to $93.6 million in 1995 and $93.1 million in 1994, including capitalized interest of $.8 million, $.7 million, and $.7 million for 1996, 1995, and 1994, respectively. In 1997 management anticipates expenditures to exceed $115 million. The bulk of these expenditures, made from internally generated funds, will be for continued expansion of the Company's growth businesses, with major equipment purchases planned for both the coated and laminated film and polyethylene packaging businesses and the completion of a major plant expansion for our European pressure sensitive business.


CAPITAL STRUCTURE, LIQUIDITY, AND CASH FLOW

     Stockholders' equity increased in 1996 to $567.1 million, up from $512.8 million in 1995 and $418.0 million in 1994, due primarily to earnings net of dividend payments. In 1996, $9.0 million of common stock was repurchased compared to $8.4 million in 1995 and none in 1994.

     Total debt increased $74.9 million in 1996 to $245.8 million, making debt as a percent of stockholders' equity 43 percent compared to 33 percent in 1995 and 42 percent in 1994. In 1997, total debt is expected to increase $60 - $70 million due to acquisition of subsidiary operations and increases in capital expenditures and working capital.

     Working capital (excluding short-term debt) increased by $29.6 million to $257.2 million in 1996 following an increase of $17.0 million to $227.5 million in 1995, and an increase of $53.6 million to $210.5 million in 1994. The current ratio was 2.2:1 in 1996 compared to 2.0:1 in 1995 and 1994.

     The Company's cash flow remained strong in 1996 as cash provided by operations was $179.3 million compared to $155.5 million in 1995 and $132.5 million in 1994. The following schedule presents the major sources and uses of cash for the Company in 1996.

SOURCES AND USES OF CASH                            (IN MILLIONS OF DOLLARS)
SOURCES:  Net income                                         $101.1
          Depreciation and amortization                        66.2
          Minority interest                                     4.7
          Deferred income taxes                                 7.0
          Increase in total debt                               74.9
          Other                                                 8.6
                                                             ------
             Total Sources                                   $262.5
                                                             ------
                                                             ------

USES:     Capital expenditures                               $112.0
          Increase in working capital*                         29.6
          Business acquisitions                                74.1
          Common stock repurchases                              9.0
          Dividends                                            37.8
                                                             ------
             Total Uses                                      $262.5
                                                             ------
                                                             ------

*EXCLUDING SHORT-TERM DEBT.
                                                                   CONTINUED

MANAGEMENT'S DISCUSSION CONTINUED

     The Company's pretax interest coverage was 13.2 times in 1996 compared to 12.8 times in 1995 and 15.1 times in 1994. Pretax income increased to $162.8 million in 1996 from $136.1 million in 1995 and $118.1 million in 1994. Interest expense was $13.4 million in 1996, $11.5 million in 1995, and $8.4 million in 1994.

     Following are pretax interest coverage ratios for the last five years:


PRETAX INTEREST COVERAGE

Coverage of Interest by Pretax Income and Interest

   1992     1993     1994     1995     1996
----------------------------------------------
   13.0     11.3     15.1     12.8     13.2
----------------------------------------------

     Substantial credit is available to the Company for future use, including a $150 million revolving credit agreement with five banks. Bemis is also an issuer of commercial paper which carries an A1/P1 rating.


FOREIGN CURRENCY EXPOSURES

     The Company enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables, principally at operations in Belgium, France, Germany, Italy, England, Sweden, and Spain. Exchange gains and losses arising from these transactions are deferred and recognized when the transaction for which the hedge was obtained is finalized. At December 31, 1996 and 1995, the Company had outstanding forward foreign currency exchange contracts aggregating $16,562,000 and $17,377,000, respectively. Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated. Based on quoted year-end market prices of forward foreign currency exchange contracts the Company would have experienced a $264,000 loss at December 31, 1996, and a $559,000 loss at December 31, 1995, had outstanding contracts been settled at those respective dates.


INCOME TAXES

     The Company's effective tax rate was 38 percent in 1996 versus 37 percent in 1995 and 38 percent in 1994. The primary difference between our overall tax rate and the U.S. statutory tax rate of 35 percent in 1996, 1995, and 1994 relates to state and local income taxes net of the federal income tax benefit.


ACCOUNTING CHANGES

     In 1996, the Company adopted the pro forma disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The footnoted pro forma presentation reflects a $1.1 million charge against Net Income (2 cents per share) for 1996 and substantially no impact on 1995. Currently, the Company follows the requirements of Accounting Principles Board (APB) Opinion 25 issued in October 1972.


MARKET PRICES* AND DIVIDENDS

     The Bemis quarterly dividend was increased by 12.5 percent in the first quarter of 1996 to 18 cents per share from 16 cents. This followed first quarter increases of 18.5 percent in 1995 to 16 cents per share from 13.5 cents, and 8 percent in 1994 to 13.5 cents per share from 12.5 cents.

     Common dividends for the year were 72 cents per share, up from 64 cents in 1995 and 54 cents in 1994. The 1996 dividend payout ratio was 38 percent compared to 39 percent in 1995 and 39 percent in 1994. Based on the market price of $25.63 per share at the beginning of 1996, the dividend yield was
2.8 percent.

     Stockholders' equity per common share (book value per share) increased to $10.83 per share in 1996, up from $9.76 per share in 1995 and $8.16 per share in 1994. Trading volume in Bemis common stock was 18.0 million shares in 1996.

     In February 1997, the Board of Directors increased the quarterly cash dividend on common stock to 20 cents per share from 18 cents, a 11.1 percent increase.


BEMIS COMMON STOCK PERFORMANCE

                                1996                             1995                             1994
--------------------------------------------------------------------------------------------------------------------
                     High       Low     Div. Paid      High      Low      Div. Paid     High      Low      Div. Paid
                    -----------------------------     -----------------------------    -----------------------------
First Quarter       33 3/8    26 1/8      $.18        29 1/2    23 3/8      $.16       24 1/8    21 1/8      $.135
Second Quarter      36        30           .18        29 3/8    26           .16       24 7/8    21           .135
Third Quarter       36        29 3/8       .18        29 3/4    26           .16       25 5/8    22 1/2       .135
Fourth Quarter      37 1/8    34           .18        27 3/4    24 7/8       .16       25        21 7/8       .135
   *New York Stock Exchange:BMS

FIVE-YEAR CONSOLIDATED REVIEW
(IN MILLIONS, EXCEPT PERCENTS, SHARES, RATIOS,
PER SHARE AMOUNTS, STOCKHOLDERS, AND EMPLOYEES)

                                                      1996           1995           1994           1993           1992
------------------------------------------------------------------------------------------------------------------------
Operating Data
  Net sales                                         $1,655.4       $1,523.4       $1,390.5       $1,203.5       $1,181.3
  Cost of products sold and other expenses           1,479.2        1,375.8        1,264.0        1,121.9        1,083.5
  Interest expense                                      13.4           11.5            8.4            7.2            7.5
  Income before income taxes                           162.8          136.1          118.1           74.4           90.3
  Income taxes                                          61.7           50.9           45.3           28.3           33.0
  Income before effect of changes in
   accounting principles                               101.1           85.2           72.8           46.1           57.3
  Cumulative effect of adoption
   of FAS 112 in 1993 and FAS 106 and
   FAS 109 in 1992                                                                                   (1.8)          (0.3)
  Net income                                           101.1           85.2           72.8           44.3           57.0
  Net income as a percentage of net sales                6.1%           5.6%           5.2%           3.7%           4.8%
------------------------------------------------------------------------------------------------------------------------
Common Share Data
  Income before effect of changes in
   accounting principles                                1.90           1.63           1.40            .89           1.11
  Cumulative effect of adoption of FAS 112 in
   1993 and FAS 106 and FAS 109 in 1992                                                              (.03)          (.01)
  Net income                                            1.90           1.63           1.40            .86           1.10
  Dividends per common share                             .72            .64            .54            .50            .46
  Book value per common share                          10.83           9.76           8.16           7.24           7.06
  Stock PE ratio range                                 14-20          14-18          15-18          24-31          18-27
  Average common shares and common share
   equivalents outstanding during the year
   for computation of earnings per share          53,252,250     52,311,421     51,953,210     51,767,064     51,839,696
  Common shares outstanding at year-end           52,360,699     52,567,349     51,211,326     51,201,326     51,151,770
------------------------------------------------------------------------------------------------------------------------
Capital Structure and Other Data
  Current ratio                                          2.2            2.0            2.0            1.8            2.0
  Working capital                                      252.5          223.1          208.1          152.8          154.0
  Total assets                                       1,168.8        1,030.6          923.3          789.8          742.7
  Long-term debt                                       240.9          166.4          170.7          120.5          127.8
  Long-term obligations under capital leases             0.2                           1.0            2.7            3.2
  Stockholders' equity                                 567.1          512.8          418.0          370.5          361.0
  Return on average common equity                       18.7%          18.3%          18.5%          12.1%          16.5%
  Return on average total capital                       13.7%          13.5%          13.4%           9.2%          11.8%
  Depreciation and amortization                         66.2           58.0           51.8           47.0           48.3
  Capital expenditures                                 112.0           93.6           93.1           60.7           70.7
  Number of common stockholders                        5,947          5,711          5,602          5,649          5,020
  Number of employees                                  8,876          8,515          8,120          7,565          7,733
  Wages and salaries                                   314.5          287.0          276.8          251.6          246.3
  Research and development expense                      13.7           13.6           13.1           14.1           15.9

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

/s/ JOHN H. ROE      /s/ BENJAMIN R. FIELD, III    /s/ LEROY F. BAZANY
John H. Roe          Benjamin R. Field, III        LeRoy F. Bazany
CHAIRMAN AND         SENIOR VICE PRESIDENT,        VICE PRESIDENT AND CONTROLLER
CHIEF EXECUTIVE      CHIEF FINANCIAL OFFICER
OFFICER              AND TREASURER


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF BEMIS COMPANY, INC.:

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Bemis Company, Inc., and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP
MINNEAPOLIS, MINNESOTA, JANUARY 23, 1997

                                                          BEMIS COMPANY, INC.
                                                             AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
YEARS ENDED DECEMBER 31,
(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                     1996           1995           1994
----------------------------------------------------------------------------
Net sales                         $1,655,431     $1,523,390     $1,390,459
Costs and expenses:
     Cost of products sold         1,273,570      1,183,514      1,077,130
     Selling, general, and
      administrative expenses        192,819        177,971        171,139
     Research and development         13,655         13,603         13,124
     Interest                         13,397         11,549          8,395
     Other (income) costs, net        (5,497)        (3,138)          (802)
     Minority interest in net
      income                           4,706          3,781          3,379
                                  ----------     ----------     ----------

Income before income taxes           162,781        136,110        118,094
Provision for income taxes            61,700         50,900         45,300
                                  ----------     ----------     ----------
Net income                         $ 101,081       $ 85,210       $ 72,794
                                  ----------     ----------     ----------
                                  ----------     ----------     ----------

Earnings per share of common
 stock                                 $1.90          $1.63          $1.40
                                  ----------     ----------     ----------
                                  ----------     ----------     ----------


(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

CONSOLIDATED BALANCE SHEET
DECEMBER 31,
(IN THOUSANDS OF DOLLARS)

ASSETS                                                  1996           1995
------------------------------------------------------------------------------
Current assets:
     Cash                                             $   10,223    $   22,032
     Accounts receivable, less $11,632 and $11,437
       for doubtful accounts and allowances              216,740       201,725
     Inventories                                         200,397       178,085
     Prepaid expenses and deferred charges                39,561        40,432
                                                      ----------    ----------

          Total current assets                           466,921       442,274
                                                      ----------    ----------

Property and equipment:
     Land and land improvements                           11,872        11,445
     Buildings and leasehold improvements                189,978       178,661
     Machinery and equipment                             694,013       629,212
                                                      ----------    ----------
                                                         895,863       819,318
     Less - accumulated depreciation                     312,372       284,767
                                                      ----------    ----------
                                                         583,491       534,551
                                                      ----------    ----------

Excess of cost of investments in subsidiaries
     over net assets acquired                            108,928        42,437

Other assets                                               9,455        11,333
                                                      ----------    ----------
                                                         118,383        53,770
                                                      ----------    ----------

Total assets                                          $1,168,795    $1,030,595
                                                      ----------    ----------
                                                      ----------    ----------


(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)        CONTINUED

                                                           BEMIS COMPANY, INC.
                                                              AND SUBSIDIARIES

LIABILITIES AND STOCKHOLDERS' EQUITY                    1996           1995
------------------------------------------------------------------------------

Current Liabilities:

     Current portion of long-term debt                $    1,706    $    3,405

     Short-term borrowings                                 3,006         1,080

     Accounts payable                                    164,638       163,692

     Accrued liabilities:

          Salaries and wages                              34,163        29,128

          Income taxes                                     5,463        13,455

          Other taxes                                      5,469         8,455
                                                      ----------    ----------
               Total current  liabilities                214,445       219,215

Long-term debt, less current portion                     241,077       166,435

Deferred taxes                                            56,661        49,758

Other liabilities and deferred credits                    57,726        53,943
                                                      ----------    ----------
          Total liabilities                              569,909       489,351
                                                      ----------    ----------

Minority interest                                         31,789        28,436


Commitments and contingencies

Stockholders' equity:

     Common stock, $.10 par value:

           Authorized - 123,800,000 shares
           Issued - 57,897,316 and 57,811,966 shares       5,790         5,781

     Capital in excess of par value                      149,481       147,119

     Retained income                                     561,049       496,252

     Cumulative translation adjustment                     6,588        10,505

     Common stock held in treasury,
           5,536,617 and 5,244,617 shares, at cost      (155,811)     (146,849)
                                                      ----------    ----------
           Total stockholders' equity                    567,097       512,808
                                                      ----------    ----------
Total liabilities and stockholders' equity            $1,168,795    $1,030,595
                                                      ----------    ----------
                                                      ----------    ----------

CONSOLIDATED STATEMENT
OF CASH FLOWS
YEARS ENDED DECEMBER 31,
(IN THOUSANDS OF DOLLARS)

                                                      1996            1995           1994
------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                       $101,081       $ 85,210       $ 72,794

   Non-cash items:
     Depreciation and amortization                    66,192         57,954         51,828
     Minority interest in net income                   4,706          3,781          3,379
     Deferred income taxes, non-current portion        7,035          8,746          4,297
     Loss (gain) on sale of property and equipment       245           (211)           210
                                                    --------        -------       --------
   Cash provided by operations                       179,259        155,480        132,508

   Changes in working capital, net of
     effect of acquisitions and dispositions:
     Accounts receivable                             (14,062)         3,868        (20,863)
     Inventories                                     (25,243)        (7,287)       (23,784)
     Prepaid expenses and deferred charges             1,065          1,019           (768)
     Accounts payable                                 (4,520)        (1,187)        11,881
     Accrued salaries and wages                        4,180         (3,048)         7,530
     Accrued income taxes                             (7,817)         4,254           (759)
     Accrued other taxes                              (3,825)           304         (2,501)

   Changes in other liabilities and
      deferred credits                                 4,612         (1,077)           523
   Changes in deferred charges and other
      investments                                      2,563         (1,389)          (230)
   Other                                                             (1,158)         1,280
                                                    --------        -------       --------

Net cash provided by operating activities           $136,212       $149,779       $104,817
                                                    --------        -------       --------

                                                                                CONTINUED

                                                            BEMIS COMPANY, INC.
                                                               AND SUBSIDIARIES

CONTINUED                                             1996            1995           1994
-------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Additions to property, plant and equipment    ($111,950)      ($93,615)      ($93,064)
     Business acquisitions, net of cash acquired     (74,114)          (552)       (31,956)
     Business divestiture                             12,752
     Proceeds from sale of property and equipment      1,960          2,135          3,594
     Other                                                37              3            337
                                                   ---------       ---------      ---------
Net cash used by investing activities               (171,315)       (92,029)      (121,089)
                                                   ---------       ---------      ---------

Cash flows from financing activities:
     Increase in long-term debt                       79,952            579         57,601
     Repayment of long-term debt                      (5,310)       (11,166)       (10,287)
     Change in short-term borrowings                   1,926           (591)         1,671
     Change in current portion of long-term debt      (1,699)          (748)        (3,769)
     Cash dividends paid                             (37,830)       (33,175)       (27,654)
     Subsidiary dividends to minority stockholders    (1,841)        (1,703)
     Purchase of common stock for the treasury        (8,962)        (8,395)
     Stock incentive programs and related tax
      effects                                            312          3,449            138
                                                   ---------       ---------      ---------
Net cash provided (used) by financing activities      26,548        (50,047)        15,997
                                                   ---------       ---------      ---------
Effect of exchange rates                              (3,254)         1,603          4,090
                                                   ---------       ---------      ---------
Net (decrease) increase in cash                     ($11,809)       $ 9,306         $3,815
                                                   ---------       ---------      ---------
                                                   ---------       ---------      ---------

Supplemental disclosure of cash flow information
   Non-cash investing and financing activities:
     Fair value of assets acquired                   $92,218        $64,646
     Liabilities assumed                              14,937         21,505
     Minority interest acquired                        1,108
                                                     -------        -------
     Net value acquired                               76,173         43,141
     Common stock issued                               2,059         42,589
                                                     -------        -------
     Cash used for acquisition                       $74,114        $   552
                                                     -------        -------
                                                     -------        -------

Interest paid during the year                        $14,268        $ 8,268        $ 9,223
Income taxes paid during the year                    $60,955        $39,296        $39,918

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

CONSOLIDATED STATEMENT               BEMIS COMPANY, INC.
OF STOCKHOLDERS' EQUITY              AND SUBSIDIARIES
(IN THOUSANDS OF DOLLARS)

                                                                   Capital in                  Cumulative        Common
                                                     Common        Excess of      Retained     Translation     Stock Held
                                                     Stock         Par Value       Income       Adjustment    in Treasury
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                           5,571        101,153        397,922           (614)      (133,493)
Net income for 1994                                                                 72,794
Translation adjustment for 1994                                                                     5,908
Pension liability adjustment                                                        (3,698)
Cash dividends paid on common stock,
  $.54 per share                                                                   (27,654)
Stock incentive programs and
  related tax effects                                      1            137
                                                      ------       --------       --------        -------      ---------
Balance at December 31, 1994                          $5,572       $101,290       $439,364         $5,294      $(133,493)
                                                      ------       --------       --------        -------      ---------
Net income for 1995                                                                 85,210
Translation adjustment for 1995                                                                     5,211
Pension liability adjustment                                                         4,853
Cash dividends paid on common stock,
  $.64 per share                                                                   (33,175)
Stock incentive programs and
  related tax effects                                     28          3,421
Common stock transactions related to an
  acquisition of a subsidiary company                    181         42,408                                       (4,961)
Purchase of 330,300 shares
  of common stock                                                                                                 (8,395)
                                                      ------       --------       --------        -------      ---------
Balance at December 31, 1995                          $5,781       $147,119       $496,252        $10,505      $(146,849)
                                                      ------       --------       --------        -------      ---------
Net income for 1996                                                                101,081
Translation adjustment for 1996                                                                    (3,917)
Pension liability adjustment                                                         1,546
Cash dividends paid on common stock,
  $.72 per share                                                                   (37,830)
Stock incentive programs and
  related tax effects                                      2            310
Common stock transactions related to an
  acquisition of a subsidiary company                      7          2,052
Purchase of 292,000 shares
  of common stock                                                                                                 (8,962)
                                                      ------       --------       --------        -------      ---------
Balance at December 31, 1996                          $5,790       $149,481       $561,049        $ 6,588      $(155,811)
                                                      ------       --------       --------        -------      ---------
                                                      ------       --------       --------        -------      ---------


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

EXCESS OF COST OF INVESTMENTS IN SUBSIDIARIES OVER NET ASSETS ACQUIRED: The excess relating to companies acquired prior to 1971 is not amortized against income unless a loss of value becomes evident. The excess resulting from investments made subsequent to 1970 is being amortized against income over 40 years. The recoverability of unamortized goodwill is assessed on an ongoing basis by comparing undiscounted cash flows from applicable operations to related net book value.

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

PREFERRED STOCK PURCHASE RIGHTS: On August 3, 1989, the Company's Board of Directors adopted a Shareholder Rights Plan by declaring a dividend of one preferred share purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one two-hundredth of a share of Series A Junior Preferred Stock for $60. The rights become exercisable if a person or group acquires 20 percent or more of the Company's outstanding common stock, subject to certain exceptions, or announces an offer which would result in such person acquiring 20 percent or more of the Company's outstanding common stock. If a person or group acquires 20 percent or more of the Company's outstanding common stock, subject to certain exceptions, each right will entitle its holder to buy common stock of the Company having a market value of twice the exercise price of the right. The rights expire August 22, 1999, and may be redeemed by the Company for 1 cent per right at any time before, or, in certain circumstances, within 30 days (subject to extension) following the announcement that a person has acquired 20 percent or more of the Company's outstanding common stock. In connection with the Shareholder Rights Plan, the Company's Board of Directors authorized 600,000 shares of Series A Junior Preferred Stock with a par value of $1 per share. At December 31, 1996, none of these shares were issued or outstanding.

NOTE 1 - ACCOUNTING POLICIES CONTINUED

ENVIRONMENTAL COST: The Company is involved in a number of environmental related disputes and claims. The Company accrues for environmental costs when it is probable that these costs will be incurred and can be reasonably estimated. In addition, costs which cannot be reasonably estimated, are directly expensed when payment is made. At December 31, 1996 and 1995, reserves were $745,000 and $745,000, respectively. Adjustments to the reserve accounts and costs which were directly expensed for environmental remediation matters resulted in charges to the income statements for 1996, 1995, and 1994 of $(181,000), $164,000, and $991,000, net of third party reimbursements totaling $439,000, $335,000, and $366,000 for 1996, 1995, and 1994,
respectively. The Company is not aware of any pending or threatened litigation that is likely to have a material adverse effect on the business, operating results, or financial condition.

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

NOTE 2 - BUSINESS ACQUISITIONS AND DISPOSITIONS

     Effective December 31, 1996, the Company, through its subsidiary Milprint, Inc., acquired all of the assets of Paramount Packaging, LLC (Paramount-LLC) of Lebanon, Pennsylvania, for a combination of cash and the assumption of debt. Paramount LLC, with total annual sales of approximately $30 million in the confectionery packaging market, operates a manufacturing facility in Lebanon, Pennsylvania. The total purchase price of approximately $11 million has been accounted for under the purchase method of accounting, and, because of the acquisition date, no results of operations for Paramount LLC are included in these financial statements. See Note 15 for subsequent event discussion on a related 1997 business acquisition transaction.

     On April 29, 1996, the Company acquired the Perfecseal Healthcare Packaging Division (Perfecseal) of Paper Manufacturers Company, Inc. of Philadelphia, Pennsylvania, for Bemis common stock valued at $2.1 million and $62.9 million in cash. Perfecseal, with total annual sales of approximately $65 million in the medical packaging market, operates manufacturing facilities in Philadelphia, Pennsylvania, Northern Ireland, and Puerto Rico. The total purchase price of $65 million has been accounted for under the purchase method of accounting, and results of operations for Perfecseal subsequent to April 28, 1996, are included in these financial statements.

     Effective January 1, 1996, the Company's subsidiary, Hayssen
Manufacturing Company, sold its Paper Packaging Machinery Division, which had annual sales of approximately $30 million, to Paper Converting Machine Company of Green Bay, Wisconsin. Cash received totaled approximately $17 million, includng the $4.3 million pre-tax gain which is included in other income.

     On October 5, 1995, the Company acquired Banner Packaging, Inc., for Bemis common stock valued at $42.6 million and $.5 million in cash. Banner, with total annual sales of approximately $60 million, operates a large manufacturing facility in Oshkosh, Wisconsin, producing co-extruded films, flexographic printing, and bag conversion. The total purchase price of $43.1 million has been accounted for under the purchase method of accounting, and results of operations for Banner subsequent to October 4, 1995, are included in these financial statements.

     On January 3, 1994, the Company, through its subsidiary, Morgan Adhesives Company, acquired Fitchburg Coated Products. Fitchburg operates a pressure sensitive materials manufacturing plant in Scranton, Pennsylvania, and has sales of approximately $80 million. On January 20, 1994, the Company, through its subsidiary, Curwood, Inc., acquired the Hargro Health Care business with total annual sales of approximately $17 million. The combined net purchase price of $32 million has been accounted for under the purchase method of accounting. The results of operations for Fitchburg subsequent to January 2, 1994, and for Hargro subsequent to January 19, 1994, are included in these financial statements.

     Supplemental pro forma results of operations giving effect to the acquisitions and dispositions are not presented because they are not material.

Note 3 - RESTRUCTURING OF OPERATIONS

     In the third quarter of 1993, a restructuring plan was announced for the Flexible Packaging Products line of business. The objective of this plan was to increase profitability through improved operating efficiency. This plan resulted in a $21 million pretax charge to "Other Costs" in the third quarter of 1993 and was expected to produce annual pretax savings of $8 million when fully implemented.

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

     All facility closures and consolidations were essentially completed as of the end of 1994 with the balance completed by mid-1995. Of the $21 million estimated restructuring expense, actual cash cost was $5.6 million and total non-cash cost was $15.3 million. The remaining $.1 million reserve was restored to income in 1995, since the project was completed.

EMPLOYEE SEPARATIONS - RESTRUCTURING
                                         HOURLY   SALARIED   TOTAL
-------------------------------------------------------------------
Planned Employee Reductions                 187        77      264
                                            ---       ---      ---
                                            ---       ---      ---
ACTUAL EMPLOYEE REDUCTIONS
1993 - Packaging Machinery                   38        14       52
       Paper Packaging                        4                  4
       Coated and Laminated Film             29         4       33
                                            ---       ---      ---
          Total                              71        18       89
                                            ---       ---      ---
1994 - Packaging Machinery                   34        37       71
       Paper Packaging                       77        18       95
       Coated and Laminated Film              5         6       11
                                            ---       ---      ---
          Total                             116        61      177
                                            ---       ---      ---

1995 - None
       Cumulative Total                     187        79      266
                                            ---       ---      ---
                                            ---       ---      ---


ANALYSIS OF RESTRUCTURING RESERVE                             ASSET
                                                EMPLOYEE   WRITE-DOWNS/
(IN THOUSANDS OF DOLLARS)                         COSTS    REDEPLOYMENT     OTHER       TOTAL        CASH     NON-CASH
-----------------------------------------------------------------------------------------------------------------------
Reserve balance September 30, 1993              $(4,100)     $(13,600)     $(3,300)   $(21,000)     $(9,600)  $(11,400)
                                                -------      --------      -------    --------      --------  --------
1993 Reserve charges: Packaging Machinery           250           672          420       1,342          861        481
                      Paper Packaging
                      Nylon Resin Manufacturing     134        (1,462)         103      (1,225)      (1,225)
                      Other                                     1,837                    1,837           70      1,767
                                                -------      --------      -------    --------      --------  --------
Reserve balance December 31, 1993               $(3,716)     $(12,553)     $(2,777)   $(19,046)     $(9,894)  $ (9,152)
                                                -------      --------      -------    --------      --------  --------

1994 Reserve charges: Packaging Machinery         1,614         2,514          982       5,110        2,932      2,178
                      Paper Packaging             1,116         3,324          311       4,751        3,900        851
                      Nylon Resin Manufacturing     122         6,416          468       7,006       (2,442)     9,448
                      Other                          73             8          240         321          (36)       357
                                                -------      --------      -------    --------      --------  --------
Reserve balance December 31, 1994               $  (791)     $   (291)     $  (776)   $ (1,858)     $(5,540)  $  3,682
                                                -------      --------      -------    --------      --------  --------

1995 Reserve charges: Packaging Machinery           252                      1,073       1,325        1,325
                      Paper Packaging               249        (1,288)         698        (341)        (523)       182
                      Nylon Resin Manufacturing       2                        338         340          340
                      Other                         248           140                      388          388
                                                -------      --------      -------    --------      --------  --------
Reserve balance December 31, 1995               $   (40)     $ (1,439)     $ 1,333    $   (146)(A)  $(4,010)  $ 3,864
                                                -------      --------      -------    --------      --------  --------
                                                -------      --------      -------    --------      --------  --------

(A) RESTORED TO INCOME IN JUNE 1995.

NOTE 4 - INVENTORIES

     The Company utilizes the LIFO method of inventory valuation for essentially all domestic inventories. Approximately 80 percent of the December 31, 1996, and 81 percent of the December 31, 1995, inventories are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out (FIFO) method.

     Inventories are summarized at December 31, as follows:

(IN THOUSANDS OF DOLLARS)              1996            1995
-------------------------------------------------------------
Raw materials and supplies           $ 91,439        $ 79,170
Work in process and
  finished goods                      165,033         151,745
                                     --------        --------
                                      256,472         230,915
Excess of current cost
  over LIFO inventory value           (56,075)        (52,830)
                                     --------        --------
Total inventories                    $200,397        $178,085
                                     --------        --------
                                     --------        --------


NOTE 5 - PENSION PLANS

     Total pension expense in 1996, 1995, and 1994 was $9,640,000,  $8,516,000, and $7,704,000, respectively.

     Defined contribution plans cover employees at nine different manufacturing or administrative locations and provide for contributions ranging from 2 percent to 6 percent of covered employees' salaries or wages and totaled $1,390,000 in 1996, $1,099,000 in 1995, and $1,216,000 in 1994. Multiemployer
plans cover employees at two different manufacturing locations and provide for contributions to a union administered defined benefit pension plan.
Amounts charged to pension cost and contributed to the plan in 1996, 1995, and 1994 totaled $1,114,000, $1,000,000, and $1,034,000, respectively.

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

     The funded status of the defined benefit plans at December 31, 1996, is as follows:

                                              PLANS WITH       PLANS WITH
                                               ASSETS IN       ACCUMULATED
                                               EXCESS OF       BENEFITS IN
                                              ACCUMULATED       EXCESS OF
(IN THOUSANDS OF DOLLARS)                      BENEFITS          ASSETS
--------------------------------------------------------------------------
Actuarial present value
  of benefit obligation:
  Vested benefit obligation                    $140,647         $ 73,461
  Nonvested benefit obligation                    8,210            3,094
                                               --------         --------
  Accumulated benefit obligation               $148,857         $ 76,555
                                               --------         --------
                                               --------         --------

Projected benefit obligation                   $174,685         $ 80,780
Plan assets at fair value                       178,125           70,605
                                               --------         --------

Projected benefit obligations
  less than (in excess of)
  plan assets                                     3,440          (10,175)
Unrecognized net obligation                       5,738            2,154
Unrecognized prior service cost                  (1,071)           5,987
Unrecognized net (gain) loss                    (17,381)           2,680
                                               --------         --------

(Pension liability) or prepaid
  pension cost                                 $ (9,274)        $    646
                                               --------         --------
                                               --------         --------


     Pension cost for defined benefit plans included the following components:

(IN THOUSANDS OF DOLLARS)             1996         1995         1994
----------------------------------------------------------------------
Service cost - benefits earned
  during the year                   $  6,320     $  5,928     $  5,942
Interest cost on projected
  benefit obligation                  16,443       15,611       15,199
Actual return on plan assets         (35,743)     (43,589)       1,241
Net amortization and deferral         19,579       27,641      (17,781)
                                    --------     --------     --------
Net pension expense                 $  6,599     $  5,591     $  4,601
                                    --------     --------     --------
                                    --------     --------     --------


     The Company has recorded the following amounts pursuant to Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions at December 31:

(IN THOUSANDS OF DOLLARS)                          1996         1995
----------------------------------------------------------------------
Intangible asset                                 $ 6,000      $  7,725
Prepaid tax                                          226         1,174
Pension liability                                 (6,595)      (10,814)
                                                 -------      --------
Reduction in stockholders' equity                $  (369)     $ (1,915)
                                                 -------      --------
                                                 -------      --------


     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.0 percent and 5.5 percent, respectively. The expected long-term rate of return on assets was 9.0 percent.

NOTE 6 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

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

     Net periodic postretirement benefit costs for 1996, 1995, and 1994 included the following components:

(IN THOUSANDS OF DOLLARS)             1996      1995      1994
----------------------------------------------------------------
Service cost - benefits earned
  during the year                     $ 151     $ 206     $  415
Interest cost on accumulated
  postretirement benefit
  obligation                            792       944      1,322
Net amortization and deferral          (371)     (159)        68
                                      -----     -----     ------
Net periodic postretirement
  benefit cost                        $ 572     $ 991     $1,805
                                      -----     -----     ------
                                      -----     -----     ------


     The table below sets forth the plans' combined funded status reconciled with the amount shown in the Company's statement of financial position at December 31:

(IN THOUSANDS OF DOLLARS)             1996       1995       1994
-------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
  Retirees and beneficiaries         $ 9,574    $ 8,839     $10,473
  Fully eligible active
    plan participants                  1,101      1,064       1,556
  Other active plan
    participants                       1,670      1,797       1,939
                                     -------    -------     -------
    Accumulated postretirement
      benefit obligation in
      excess of plan assets           12,345     11,700      13,968
Unrecognized net gain or
  (loss) from past experience
  different from that assumed          4,988      6,119       3,735
                                     -------    -------     -------
Accrued postretirement
  benefit cost                       $17,333    $17,819     $17,703
                                     -------    -------     -------
                                     -------    -------     -------


     For measurement purposes, an 11 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997; the rate was assumed to decrease gradually to 5.5 percent by the year 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $1,082,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $96,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent.


NOTE 7 - STOCK OPTION AND INCENTIVE PLANS

     Since 1983, the Company's stock option and stock award plans have provided for the issuance of up to 6,800,000 shares of common stock to key employees. As of December 31, 1996, 1995, and 1994, respectively, 1,657,447, 1,939,984, and 2,346,852 shares were available for future grants under these plans.

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

     At December 31, 1996, twelve participants hold options with expiration dates ranging from 1999 to 2006 at option prices ranging from $12.63 to $32.31 per share with a weighted-average price of $20.31 per share.

     Details of the stock option plans at December 31, 1996, 1995, and 1994, are:

                              WEIGHTED
                               AVERAGE                       PER SHARE
                                PRICE       NUMBER OF       OPTION PRICE
                              PER SHARE       SHARES           RANGE
-------------------------------------------------------------------------
Outstanding at
  Dec. 31, 1993                $14.50        710,000      $ 5.75 - $22.31
  Granted                       23.75        189,766       22.06 -  24.63
  Exercised                      8.31        (10,000)           8.31
-------------------------------------------------------------------------
Outstanding at
  Dec. 31, 1994 and
  Dec. 31, 1995                $16.54        889,766      $ 5.75 - $24.63
  Granted                       32.31        255,117           32.31
  Exercised                      5.75        (20,000)           5.75
-------------------------------------------------------------------------
Outstanding at
  Dec. 31, 1996                $20.31      1,124,883      $12.63 - $32.31
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Exercisable at
  Dec. 31, 1996                $16.29        811,511      $12.63 - $24.63
-------------------------------------------------------------------------
-------------------------------------------------------------------------

                                                                       CONTINUED

NOTE 7 - STOCK OPTION AND INCENTIVE PLANS CONTINUED

     In 1984, the Company adopted a Stock Award Plan for certain key executive employees. Distribution of the shares will be made not less than three years nor more than seven years from the date of grant. All shares granted under the plan are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement. In addition, cash payments are made during the grant period equal to the dividend on Bemis common stock. The cost of the awards is charged to income over the period of the grant: $4,291,000 was expensed in 1996, $3,954,000 in 1995, and $2,890,000 in 1994.

     Details of the stock award plan at December 31, 1996, 1995, and 1994, are:

                                                      NUMBER OF
                                                       SHARES
---------------------------------------------------------------
Outstanding at December 31, 1993                     1,124,316
  Paid                                                   2,000
  Cancelled                                            (31,000)
                                                     ---------
Outstanding at December 31, 1994                     1,095,316
  Granted                                              436,500
  Paid                                                (431,316)
  Cancelled                                            (29,632)
                                                     ---------
Outstanding at December 31, 1995                     1,070,868
  Granted                                               59,557
  Cancelled                                            (32,137)
                                                     ---------
Outstanding at December 31, 1996                     1,098,288
                                                     ---------
                                                     ---------


     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for stock options and awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                    1996            1995
---------------------------------------------------------------------------
Net earnings - as reported                      $101,081,000    $85,210,000
Net earnings - pro forma                          99,944,000     85,201,000
Earnings per share - as reported                       $1.90          $1.63
Earnings per share - pro forma                         $1.88          $1.63
Dividend yield                                          2.2%           2.3%
Expected volatility                                    27.3%          27.7%
Risk free interest rate                                 7.0%           7.0%
Expected lives                                     9.1 years      5.3 years


     The fair value of each grant made in 1996 or 1995 is estimated on the date of grant using the Black-Scholes option-pricing model using the above indicated weighted-average assumptions for dividend yield, expected volatility, risk-free interest rate, and expected lives.


NOTE 8 - LEASES

     All noncancelable leases have been categorized as capital or operating leases. The Company has leases for manufacturing plants, warehouses, machinery and equipment, and administrative offices with terms (including renewal options) ranging from one to 25 years. Under most leasing arrangements, the Company pays the property taxes, insurance, maintenance, and expenses related to the leased property. Total rental expense under operating leases was $9,664,000 in 1996, $9,242,000 in 1995, and $9,601,000
in 1994.

     The present values of minimum future obligations shown in the following chart are calculated based on an interest rate of 11 1/4 percent determined to be applicable at the inception of the lease. Interest expense on the outstanding obligations under capital leases was $2,000 in 1996, $21,000 in 1995, and $255,000 in 1994.

     Minimum future obligations on leases in effect at December 31, 1996, are:

                               CAPITAL       OPERATING
(IN THOUSANDS OF DOLLARS)      LEASES         LEASES
------------------------------------------------------
1997                            $ 8           $ 8,779
1998                              8             6,147
1999                              8             5,424
2000                              3             3,933
2001                              0             2,394
Thereafter                        0            11,821
                                ---           -------

Total minimum obligations        27           $38,498
                                              -------
                                              -------
Less amount representing
  interest                        5
                                ---
Present value of net
  minimum obligations            22
Less current portion              6
                                ---
Long-term obligations           $16
                                ---
                                ---

NOTE 9 - LONG-TERM DEBT

     Long-term debt maturing in years 1998 through 2001 is $1,700,000, $1,700,000, $0, and $7,500,000, respectively.

     Under the terms of a revolving credit agreement with five banks, the Company may borrow up to $150,000,000 through August 1, 2001. The Company must pay a facility fee of 1/10 of 1 percent annually on the entire amount of the commitment. There were no borrowings outstanding under this agreement at December 31, 1996. Debt consisted of the following at December 31:

(IN THOUSANDS OF DOLLARS)                                               1996        1995
------------------------------------------------------------------------------------------
Commercial paper payable through 1997 at an interest rate of 5.8%(1)   $117,200   $ 37,500

Note payable in 2005 at an interest rate of 6.7%(2)                     100,000    100,000

Industrial revenue bonds payable through 2011
     at interest rates of 4 1/8% to 7 1/4%                               20,250     23,250

Debt of subsidiary companies payable through 1999
     at an interest rate of 6%                                            5,100      9,061

Obligations under capital leases                                            233         29
                                                                       --------   --------
                                                                        242,783    169,840
Less current portion                                                      1,706      3,405
                                                                       --------   --------
                                                                       $241,077   $166,435
                                                                       --------   --------
                                                                       --------   --------

(1) THE COMMERCIAL PAPER HAS BEEN CLASSIFIED AS LONG-TERM DEBT IN ACCORDANCE WITH THE COMPANY'S INTENTION AND ABILITY TO REFINANCE SUCH OBLIGATIONS ON A LONG-TERM BASIS. THE INTEREST RATE OF COMMERCIAL PAPER OUTSTANDING AT DECEMBER 31, 1996, WAS 5.8 PERCENT. THE MAXIMUM OUTSTANDING AT ANY MONTH-END DURING 1996 WAS $122,000,000, AND THE AVERAGE OUTSTANDING DURING 1996 WAS $84,581,000. THE WEIGHTED-AVERAGE INTEREST RATE DURING 1996 WAS
     5 1/2 PERCENT.

(2) IN JULY, 1995, THE COMPANY SOLD $100,000,000 OF TEN-YEAR NOTES WITH A COUPON OF 6.7 PERCENT. PROCEEDS FROM THE SALE WERE USED TO PAY OFF OUTSTANDING COMMERCIAL PAPER DEBT.


NOTE 10 - INCOME TAXES

(IN THOUSANDS OF DOLLARS)                                     1996       1995       1994
------------------------------------------------------------------------------------------
U.S. income before income taxes                            $143,149    $119,880   $111,217
Non-U.S. income before income taxes                          23,468      19,130     10,108
Consolidating eliminations                                   (3,836)     (2,900)    (3,231)
                                                           --------    --------   --------
Income before income taxes                                 $162,781    $136,110   $118,094
                                                           --------    --------   --------
                                                           --------    --------   --------

Income tax expense consists of the following components:

  Current tax expense:
     U.S. federal                                          $ 40,922    $ 34,496   $ 31,053
     Foreign                                                  6,903       5,665      3,947
     State and local                                          6,451       5,755      4,144
                                                           --------    --------   --------
        Total current tax expense                            54,276      45,916     39,144
                                                           --------    --------   --------

  Deferred (prepaid) tax expense:
     U.S. federal                                             6,937       5,071      5,349
     Foreign                                                   (306)       (333)
     State                                                      793         246        807
                                                           --------    --------   --------
        Total deferred (prepaid) tax expense                  7,424       4,984      6,156
                                                           --------    --------   --------
           Total income tax expense                        $ 61,700    $ 50,900   $ 45,300
                                                           --------    --------   --------
                                                           --------    --------   --------

                                                                                CONTINUED

NOTE 10 - INCOME TAXES continued


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

(IN THOUSANDS OF DOLLARS)                                                    1996       1995       1994
---------------------------------------------------------------------------------------------------------
Deferred tax assets:
     Accounts receivable, principally due to allowances for
       returns and doubtful accounts                                       $  5,410   $  7,158   $  6,180
     Inventories, principally due to additional costs inventoried for
       tax purposes pursuant to the Tax Reform Act of 1986                    7,392      6,883      7,685
     Employee compensation and benefits accrued for financial
       reporting purposes                                                    13,537     14,033     12,340
     Restructuring costs                                                                              743
     Other                                                                    2,176      1,834      1,997
                                                                           --------   --------   --------
     Deferred tax assets (included in prepaid expenses and
       deferred charges)                                                   $ 28,515   $ 29,908   $ 28,945
                                                                           --------   --------   --------
                                                                           --------   --------   --------

Deferred tax liabilities:
     Plant and equipment, principally due to differences in depreciation,
       capitalized interest, and capitalized overhead                      $ 73,772   $ 65,296   $ 54,058

     Noncurrent employee compensation and benefits accrued for
       financial reporting purposes                                         (16,326)   (15,052)   (15,513)
     Other                                                                     (785)      (486)     1,468
                                                                           --------   --------   --------
     Deferred tax liabilities                                              $ 56,661   $ 49,758   $ 40,013
                                                                           --------   --------   --------
                                                                           --------   --------   --------

     The Company's effective tax rate differs from the federal statutory rate due to the following items:

(IN THOUSANDS OF DOLLARS)                             1996                    1995                     1994
------------------------------------------------------------------------------------------------------------------------
                                                          % OF INCOME              % OF INCOME               % OF INCOME
                                               AMOUNT     BEFORE TAX    AMOUNT     BEFORE TAX      AMOUNT    BEFORE TAX
                                               ------     ----------    ------     -----------     ------    -----------
Computed "expected" tax expense on
     income before taxes at statutory rate     $56,973       35.0%      $47,639       35.0%        $41,333     35.0%

Increase (decrease) in taxes resulting from:
     State and local income taxes net of
       federal income tax benefit                4,709        2.9         3,901        2.9           3,218      2.7

     Foreign tax rate differential              (1,719)      (1.1)       (1,716)      (1.3)            126      0.1

     Minority interest                           1,647        1.0         1,323        1.0           1,183      1.0

     Miscellaneous items                            90        0.1          (247)      (0.2)           (560)    (0.4)
                                               -------      -----       -------      -----         -------    -----
Actual income tax expense                      $61,700       37.9%      $50,900       37.4%        $45,300     38.4%
                                               -------      -----       -------      -----         -------    -----
                                               -------      -----       -------      -----         -------    -----


     The Company's federal income tax returns for the years prior to 1995 have been audited and completely settled.

     Provision has not been made for U.S. or additional foreign taxes on $91,242,000 of undistributed earnings of foreign subsidiaries because those earnings are considered to be permanently reinvested in the operations of those subsidiaries. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

Note 11 - SEGMENTS OF BUSINESS

     The Company operates principally in two businesses (Flexible Packaging Products and Specialty Coated and Graphics Products) and three geographical areas (U.S., Canada, and Europe). A description of the Company's lines of business begins on page five of the Annual Report.

LINES OF BUSINESS
(IN MILLIONS OF DOLLARS)                   1996           1995           1994
--------------------------------------------------------------------------------
NET SALES TO UNAFFILIATED CUSTOMERS:
  Flexible Packaging                     $1,182.3       $1,090.3       $  978.8
  Specialty Coated and Graphics             478.8          437.9          415.3
Intersegment Sales:
  Flexible Packaging                         (1.7)          (0.5)          (0.3)
  Specialty Coated and Graphics              (4.0)          (4.3)          (3.3)
                                         --------       --------       --------
    Total                                $1,655.4       $1,523.4       $1,390.5
                                         --------       --------       --------
                                         --------       --------       --------

OPERATING PROFIT:
  Flexible Packaging                     $  134.1       $  123.0       $  107.6
  Specialty Coated and Graphics              60.5           46.6           43.7
                                         --------       --------       --------
    Total operating profit (1)              194.6          169.6          151.3

  General corporate expenses                (13.7)         (18.1)         (21.4)
  Interest expense                          (13.4)         (11.6)          (8.4)
  Minority interest in net income            (4.7)          (3.8)          (3.4)
                                         --------       --------       --------
    Income before income taxes           $  162.8       $  136.1       $  118.1
                                         --------       --------       --------
                                         --------       --------       --------

IDENTIFIABLE ASSETS:
  Flexible Packaging                     $  832.6       $  729.2       $  638.2
  Specialty Coated and Graphics             280.4          247.5          229.9
                                         --------       --------       --------
    Total identifiable assets (2)         1,113.0          976.7          868.1
  Corporate assets (3)                       55.8           53.9           55.2
                                         --------       --------       --------
    Total                                $1,168.8       $1,030.6       $  923.3
                                         --------       --------       --------
                                         --------       --------       --------

DEPRECIATION AND AMORTIZATION:
  Flexible Packaging                     $   50.8       $   42.2       $   36.9
  Specialty Coated and Graphics              14.2           14.6           13.7
  Corporate                                   1.2            1.2            1.2
                                         --------       --------       --------
    Total                                $   66.2       $   58.0       $   51.8
                                         --------       --------       --------
                                         --------       --------       --------

EXPENDITURES FOR PROPERTY
AND EQUIPMENT:
  Flexible Packaging                     $   65.4       $   78.0       $   81.3
  Specialty Coated and Graphics              44.6           14.9           10.2
  Corporate                                   2.0            0.7            1.6
                                         --------       --------       --------
    Total                                $  112.0       $   93.6       $   93.1
                                         --------       --------       --------
                                         --------       --------       --------

OPERATIONS BY GEOGRAPHIC AREAS
(IN MILLIONS OF DOLLARS)                   1996           1995           1994
--------------------------------------------------------------------------------
NET SALES TO
UNAFFILIATED CUSTOMERS:
  United States                          $1,442.5       $1,317.9       $1,209.5
  Canada                                     56.9           48.0           42.7
  Europe                                    188.9          184.5          158.5
  Other                                       4.5            0.5            0.2
  Eliminations                              (37.4)         (27.5)         (20.4)
                                         --------       --------       --------
    Total                                $1,655.4       $1,523.4       $1,390.5
                                         --------       --------       --------
                                         --------       --------       --------

OPERATING PROFIT:
  United States                          $  170.2       $  151.3       $  136.8
  Canada                                      9.3            6.2            4.3
  Europe                                     16.2           15.2           11.6
  Other                                       0.2           (0.2)          (0.1)
  Eliminations                               (1.3)          (2.9)          (1.3)
                                         --------       --------       --------
    Total                                $  194.6       $  169.6       $  151.3
                                         --------       --------       --------
                                         --------       --------       --------

IDENTIFIABLE ASSETS:
  United States                          $  946.8       $  828.9       $  741.6
  Canada                                     28.7           25.4           24.4
  Europe                                    143.1          127.0          110.4
  Other                                       3.1            1.1            0.8
  Eliminations                               (8.7)          (5.7)          (9.1)
                                         --------       --------       --------
    Total                                $1,113.0       $  976.7       $  868.1
                                         --------       --------       --------
                                         --------       --------       --------

(1)  OPERATING PROFIT IS TOTAL REVENUE LESS OPERATING EXPENSES.

(2) IDENTIFIABLE ASSETS BY LINES OF BUSINESS INCLUDE ONLY THOSE ASSETS THAT ARE SPECIFICALLY IDENTIFIED WITH EACH SEGMENT'S OPERATIONS.

(3) CORPORATE ASSETS ARE PRINCIPALLY CASH AND SHORT-TERM INVESTMENTS, PREPAID EXPENSES, AND CORPORATE PROPERTY.

NOTE 12 - CONTINGENCIES

     The Company is a defendant in lawsuits incidental to its business. The management of the Company believes, however, that the disposition of these lawsuits will not have any material effect on the financial position or operating results of the Company.

NOTE 13 - FOREIGN OPERATIONS

     The foreign countries in which the Company conducts operations generally impose no significant restrictions on transfers of funds. Amounts attributable to foreign operations included in the consolidated statements are as follows:

(IN THOUSANDS OF DOLLARS)               1996         1995         1994
------------------------------------------------------------------------
Net sales of consolidated
  foreign subsidiaries                $246,405     $231,940     $198,521
Net income of consolidated
  foreign subsidiaries                  15,002       12,618        5,349
Foreign earnings in excess of
  amounts received                      11,167        9,718        2,089
Equity in net assets                   105,200       94,329       78,779
Equity in total assets                $168,185     $150,932     $133,320


NOTE 14 - FINANCIAL INSTRUMENTS

     The Company enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables. Exchange gains and losses arising from these transactions are deferred and recognized when the transaction for which the hedge was obtained is finalized. At December 31, 1996 and 1995, the Company had outstanding forward foreign currency exchange contracts aggregating $16,562,000 and $17,377,000, respectively. Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated. Based on quoted year-end market prices of forward foreign currency exchange contracts the Company would have experienced a $264,000 loss at December 31, 1996, and a $559,000 loss at December 31, 1995, had outstanding contracts been settled at those respective dates.

     At December 31, 1996 and 1995, the carrying value approximates the fair value of financial instruments such as cash, trade receivables and payables, and short-term debt because of the short-term maturities of these instruments. The fair value of the Company's long-term debt, including current maturities but excluding capitalized leases, is estimated to be $250,717,000 and $178,393,000 at December 31, 1996 and 1995, respectively, using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity.

     The Company is also a party to letters of credit totaling $4,290,000 and $7,788,000 at December 31, 1996 and 1995, respectively. In the Company's past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments because performance is not expected to be required, and, therefore, is of the opinion that the fair value of these instruments is zero.

     Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of December 31, 1996 and 1995, the Company had no significant concentrations of credit risk.


NOTE 15 - SUBSEQUENT EVENT

     Effective January 1, 1997, the Company acquired all of the outstanding common stock of Paramount Packaging Corporation (Paramount) with annual sales of approximately $100 million. Paramount, which has facilities in Pennsylvania, Tennessee, Texas, and England, manufactures flexible packaging for a variety of markets, but with a strong emphasis on disposable diaper packaging. The total Purchase price of approximately $65 million in cash, Bemis common stock, and the assumption of debt, will be accounted for as a purchase of assets. Pro forma financial information is not presented as this acquisition would not have had a significant impact on 1996's results of operation.


NOTE 16 - QUARTERLY FINANCIAL INFORMATION - UNAUDITED

(IN MILLIONS OF DOLLARS EXCEPT EPS)

QUARTERLY RESULTS        NET SALES                      GROSS PROFIT                   NET INCOME               EARNINGS PER SHARE
------------------------------------------------------------------------------------------------------------------------------------
                                       %                              %                             %                            %
Quarter        1996        1995      Change      1996      1995     Change      1996     1995     Change      1996    1995    Change
-------      ------------------------------     --------------------------     -------------------------     -----------------------
First        $  385.5    $  368.5      5%       $ 82.8    $ 77.9       6%      $ 21.7    $16.1      35%      $ .41    $ .31     32%
Second          411.9       383.2      7          96.0      83.5      15         25.2     21.1      19         .47      .41     15
Third           423.1       372.5     14          92.6      79.7      16         24.0     20.8      15         .45      .40     13
Fourth          434.9       399.2      9         110.5      98.8      12         30.2     27.2      11         .57      .51     12
             ------------------------------     --------------------------     -------------------------     -----------------------
Total        $1,655.4    $1,523.4      9%       $381.9    $339.9      12%      $101.1    $85.2      19%      $1.90    $1.83     17%
             ------------------------------     --------------------------     -------------------------     -----------------------
             ------------------------------     --------------------------     -------------------------     -----------------------



42