Form 10-K405, Exhibit 13
period 1997-12-31
BEMIS CO INC
filed 1998-03-31
CIK 11199

FINANCIAL HIGHLIGHTS BEMIS COMPANY, INC. AND SUBSIDIARIES


(in thousands, except percents, ratios,
per share amounts, stockholders, and employees)          1997        1996     % CHANGE
--------------------------------------------------------------------------------------
SALES AND EARNINGS:
      Net Sales..................................    $1,877,237   $1,655,431     13%
      Income Before Taxes........................       174,984      162,781      7
      Income Taxes...............................        67,400       61,700
      Net Income.................................       107,584      101,081      6


PER SHARE:
      Basic Earnings Per Share...................    $     2.03   $     1.92      6%
      Diluted Earnings Per Share.................          2.00         1.90      5
      Dividends Paid.............................           .80          .72     11
      Book Value.................................         12.08        10.83     12

RATIOS:
      Net Income to Net Sales....................           5.7%         6.1%
      Return on Average Common Equity............          17.8%        18.7%
      Return on Average Total Capital............          12.6%        13.7%
      Total Debt to Total Capital................          31.3%        28.3%
      Current Ratio..............................           2.1          2.2


ADDITIONAL INFORMATION:
Cash Flow Provided by Operations.................    $  200,357   $  179,259     12%
Capital Expenditures.............................       167,520      111,950     50
Stock PE Range...................................         18-23        14-20
Average Common Shares Outstanding
 for Computation of Diluted EPS..................        53,880       53,252      1
Common Shares Outstanding at Year-End............        52,968       52,361      1
Number of Common Stockholders....................         5,874        5,947     (1)
Number of Employees..............................         9,275        8,876      4

*Reflects a restructuring charge of 25 cents per share and a charge of 3 cents per share related to FAS 112 in 1993, a gain of 5 cents per share on the sale of certain machinery operations in 1996, and a gain of 12 cents per share on the sale of the remaining machinery operations and a restructuring charge of 9 cents per share in 1997.


BEMIS COMPANY, INC.


    NET SALES           DILUTED             DIVIDENDS             RETURN ON
                      EARNINGS PER           PAID PER           AVERAGE TOTAL
                         SHARE*            COMMON SHARE           CAPITAL*

    [GRAPH]             [GRAPH]              [GRAPH]               [GRAPH]



Data appearing on bar charts on page one of the 1997 Annual Report.



                                 1993     1994     1995    1996    1997
                                ------   ------   ------  ------  ------

Net Sales ($ Millions)          $1,203   $1,390   $1,523  $1,655  $1,877

Diluted Earnings Per Share      $  .86   $ 1.40   $ 1.63  $ 1.90  $ 2.00

Dividends paid Per
Common Share                    $  .50   $  .54   $  .64  $  .72  $  .80

Return on Average
Total Capital                      9.2%    13.4%    13.5%   13.7%   12.6%


[GRAPHIC]

YEAR IN REVIEW
--------------
MANAGEMENT'S DISCUSSION AND ANALYSIS


  THREE-YEAR REVIEW OF RESULTS

                                         Percent
  -------------------------------------------------------
                                  1997     1996     1995
  Net Sales....................  100.0%   100.0%   100.0%
  Cost of products sold........   78.9     76.9     77.7
                                 -----    -----    -----
  Gross margin.................   21.1     23.1     22.3
  Selling, general, and
   administrative expenses.....   10.1     11.6     11.7
  All other expenses...........    1.7      1.7      1.7
                                 -----    -----    -----
  Income before
   income taxes................    9.3      9.8      8.9
  Income taxes.................    3.6      3.7      3.3
                                 -----    -----    -----
  Net income...................    5.7%     6.1%     5.6%
                                 -----    -----    -----
                                 -----    -----    -----
  Effective tax rate...........   38.5%    37.9%    37.4%

SUMMARY

In 1997 the Company continued its focus on expanding its core businesses by both internal investment and acquisitions. Capital expenditures for the year were a record $168 million, compared to $112 million in 1996, and $94 million in 1995. The major part of the investment went into the Company's key flexible plastic packaging and pressure sensitive materials operations, and were used to expand the capacity and capabilities of these businesses.

In November of 1996, the Company announced the acquisition of Paramount Packaging. This acquisition was completed effective on January 1, 1997. Paramount Packaging was a flexible packaging firm with $130 million in sales and strong market positions in the confectionery and disposable diaper packaging markets. The integration of Paramount required the moving of several product lines between plants to align the business for long term optimal efficiency and the closing of an administrative office and one manufacturing facility. Those activities were disruptive and costly during the implementation phase with these activities principally completed by year end.

In May 1997, the Company sold its packaging machinery businesses comprised of Accraply, Inc., Bemis Packaging Machinery Co., and Hayssen Manufacturing Co. These three businesses had combined net sales in 1996 of approximately $93 million.

During the second quarter of 1997 the Company announced the consolidation of its Paper Packaging business and recorded a $7.8 million charge to absorb the cost of this effort. This reorganization principally involved the closure of two manufacturing facilities and realignment of the business organization into business units targeting specific focused markets in which the Company anticipates faster growing market segments. With the realigned organization the Company expects increased market share and enhanced profitability through reduced product specification and improved plant efficiency.

Overall results for the year produced net sales of $1.88 billion, up 13 percent over 1996, and 23 percent over 1995. Net Income for the same period totaled $107.6 million, up 6 percent over 1996 and 26 percent over 1995. Diluted earnings per share for the same comparative period were $2.00 for 1997, $1.90 for 1996, and $1.63 for 1995. Excluding the effects of business acquisitions and dispositions as well as a 1997 restructuring charge of $7.8 million, 1997 net sales increased 7 percent over 1996 while operating income increased 11 percent.

Sales for the Flexible Packaging segment increased over the prior year's results in both 1997 and 1996. Plastic raw material prices generally declined later in the year while paper raw material costs were generally flat for 1996. Unit sales were quite strong in the plastic packaging businesses while unit sales in the paper packaging business were down slightly. Sales growth in 1996 was generally moderated by lower raw material prices as selling price broadly reflects raw material costs in these businesses. The 1997 sales volume benefited from the acquisition of Paramount Packaging but was partially offset by the disposal of the Bemis machinery operations. In 1996 sales volume benefited from the acquisition of Perfecseal.

Sales for the Pressure Sensitive Materials segment increased over the prior year's results in both 1997 and 1996. Raw material prices were generally stable to slightly declining during the year for this business segment. Unit sales growth remained strong but dollar sales volume was adversely affected by falling European currencies and the stronger U.S. dollar. In 1996 sales were enhanced by very strong demand late in the year.

Operating profits in both business segments improved in both 1997 and 1996. Flexible Packaging operating profits were $152.2 million in 1997, or 10.9 percent of sales, compared to $139.1 million, or 11.7 percent of sales in 1996. Operating profit margin for this segment in 1995 was 11.3 percent of sales. In Pressure Sensitive Materials, operating profits were $67.8 million, or 14.1 percent of sales, compared to 12.8 percent and 10.6 percent of sales in 1996 and 1995, respectively. The improvement in operating margins resulted from a better mix of products and improved plant efficiencies. Our focus on markets which provide strong growth potential and above average margins is supported by our world class technology and aggressive investments to upgrade our Pressure Sensitive Materials manufacturing and distribution facilities both in the United States and Europe. During 1997, we completed a major expansion of our manufacturing facility in Belgium to support the growing demand for marking films.

FORWARD LOOK

Following a year of heavy capital investments in 1997, we are looking for improvement in the financial performance of the Company in the year ahead. We have strong positions in our markets, excellent technology throughout our product lines, efficient manufacturing, and highly talented and capable people. We will be especially focused on improving our profitability in 1998 and delivering the type of dependable financial performance our stockholders have come to expect from Bemis Company.

COSTS AND EXPENSES

Cost of Products Sold as a percentage of Net Sales was 78.9 percent for 1997 compared to 76.9 percent for 1996 and

77.7 percent for 1995. Sharp raw material price increases experienced in 1994 were partially reversed in 1995 and 1996 resulting in improved Cost of Products Sold percentages in 1996. The disruptive nature of the Paramount acquisitions and restructuring in 1997 has had a negative impact on Cost of Products Sold expressed as a percent of Net Sales.

Selling, General, and Administrative Expense increased as a percentage of sales in 1996 and 1995 but declined in 1997 due to higher sales volume from existing business units as well as business acquisitions and improving European business conditions offset by business dispositions. Actual expense for 1997 decreased $3.2 million or 1.7 percent compared to 1996, and increased $14.8 million or 8.3 percent for 1996 versus 1995.

Research and Development Expense was $12.0 million in 1997, $13.7 million in 1996, and $13.6 million in 1995. The decrease in 1997 is principally due to the disposition of the balance of our packaging machinery business.

Higher debt levels have resulted in Interest Expense increasing to $18.9 million for 1997, compared to $13.4 million in 1996 and $11.5 million in 1995. The increasing debt level during the three-year period was due to higher working capital to support rising business activity and capital expenditures together with our business acquisition efforts.

Other (Income) Costs reflect income of $4.1 million for 1997 versus $5.5 million in 1996 and $3.1 million in 1995. The gain realized on the sale of a division of Hayssen packaging machinery business generated the 1996 increase compared to 1995. The lower income for 1997 compared to 1996 relates primarily to the gain realized on the 1997 sale of the balance of our machinery businesses partially offset by a charge for the restructuring of our Paper Packaging Business.

See Notes 2 and 3 to the Financial Statements for an expanded discussion of these 1996 and 1997 gains and 1997 restructuring charge.

RETURN ON INVESTMENT

Return on average common stockholders' equity in 1997 was 17.8 percent compared to 18.7 percent in 1996 and 18.3 percent in 1995.

Operating profit as a percent of average investment, which appears in the Five-Year Summary on page five of this report, was 20.3 percent in 1997, compared to 22.5 percent in 1996 and 21.4 percent in 1995.

Operating profit as a percent of average investment for Flexible Packaging was 17.6 percent in 1997 compared to 20.1 percent in 1996 and 20.0 percent in 1995. This same ratio for Pressure Sensitive Materials was 31.5 percent in 1997 compared to 31.0 percent in 1996 and 26.3 percent in 1995.

Return on average total capital was 12.6 percent in 1997, 13.7 percent in 1996, and 13.5 percent in 1995. Total capital is defined as the sum of all short-term and long-term debt, including obligations under capital leases, stockholders' equity, and deferred taxes. Return on capital is based on net income adjusted for interest expense on an after-tax basis.

CAPITAL EXPENDITURES

Capital expenditures in 1997 were $167.5 million compared to $112.0 million in 1996 and $93.6 million in 1995, including capitalized interest of $1.3 million, $.8 million, and $.7 million for 1997, 1996, and 1995, respectively. In 1998, management anticipates expenditures to exceed $120 million. The bulk of these expenditures, made from internally generated funds, will be for continued expansion of the Company's growth businesses, with major equipment purchases planned for both the coated and laminated films and polyethylene packaging businesses and the expansion for our pressure sensitive materials business.

CAPITAL STRUCTURE, LIQUIDITY, AND CASH FLOW

Stockholders' equity increased in 1997 to $639.9 million, up from $567.1 million in 1996 and $512.8 million in 1995, due primarily to earnings net of dividend payments. In 1997, $5.1 million of common stock was repurchased compared to $9.0 million in 1996 and $8.4 million in 1995. Common stock totaling $25.1 million was issued in 1997 in connection with the purchase of Paramount Packaging Corporation.

Total debt increased $75.3 million in 1997 to $321.1 million, making debt as a percent of total capital equity 31 percent compared to 25 percent in 1996 and 23 percent in 1995. In 1998, total debt is expected to decrease slightly due to an expected reduction in capital expenditures from record 1997 levels offset by increases in working capital and an investment in a South American joint venture.

Working capital (excluding short-term debt) increased by $12.3 million to $269.5 million in 1997 following an increase of $29.7 million to $257.2 million in 1996, and an increase of $17.0 million to $227.5 million in 1995. The current ratio was 2.1:1 in 1997 compared to 2.2:1 in 1996 and 2.0:1 1995.

The Company's cash flow remained strong in 1997 as cash provided by operations was $200.4 million compared to $179.3 million in 1996 and $155.5 million in 1995. The following schedule presents the major sources and uses of cash for the Company in 1997.

Sources and Uses of Cash
(IN MILLIONS OF DOLLARS)

Sources:  Net Income...................................... $107.6
          Depreciation and amortization...................   78.9
          Minority Interest...............................    5.5
          Deferred income taxes...........................    7.3
          Increase in total debt (net of effects
          of acquisitions and dispositions)...............   44.6
          Business divestitures net of acquisitions.......   30.0
          Other...........................................    3.1
                                                           ------
          Total Sources................................... $277.0
                                                           ------
                                                           ------
Uses:     Capital expenditures............................ $167.5
          Increase in working capital* (net of
          effects of acquisitions and dispositions).......   62.0
          Common stock repurchases........................    5.1
          Dividends.......................................   42.4
                                                           ------
          Total Uses...................................... $277.0
                                                           ------
                                                           ------

*EXCLUDING SHORT-TERM DEBT.

The Company's pretax interest coverage was 10.3 times in 1997 compared to
13.2 times in 1996 and 12.8 times in 1995. Pretax income increased to $175.0 million in 1997 from $162.8 million in 1996 and $136.1 million in 1995. Interest expense was $18.9 million in 1997, $13.4 million in 1996, and $11.5 million in 1995.

Following are pretax interest coverage ratios for the last five years:

Pretax Interest Coverage
Coverage of Interest by Pretax Income and Interest

     1993       1994     1995     1996      1997
------------------------------------------------------
     11.3       15.1     12.8     13.2      10.3

Substantial credit is available to the Company for future use, including a $250 million revolving credit agreement with five banks. Bemis is also an issuer of commercial paper which carries an A1/P1 rating.

FOREIGN CURRENCY EXPOSURES

The Company enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables, principally at operations in Belgium, France, Germany, Italy, United Kingdom, Sweden, and Spain. Exchange gains and losses arising from these transactions are deferred and recognized when the transaction for which the hedge was obtained is finalized. At December 31, 1997 and 1996, the Company had outstanding forward foreign currency exchange contracts aggregating $19,144,000 and $16,562,000, respectively. Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated. Based on quoted year-end market prices of forward foreign currency exchange contracts the Company would have experienced a $120,000 loss at December 31, 1997, and a $264,000 loss at December 31, 1996, had outstanding contracts been settled at those respective dates.

INCOME TAXES

The Company's effective tax rate was 38.5 percent in 1997 versus 37.9 percent in 1996 and 37.4 percent in 1995. The primary difference between our overall tax rate and the U.S. statutory tax rate of 35 percent in 1997, 1996, and 1995 relates to state and local income taxes net of the federal income tax benefit.

ACCOUNTING CHANGES AND YEAR 2000 ISSUE

In 1996, the Company adopted the pro forma disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." The footnoted pro forma presentation reflects a $1.1 million charge against Net Income (2 cents per share) for 1997 and 1996 with substantially no impact on 1995. Currently, the Company follows the requirements of Accounting Principles Board (APB) Opinion 25 issued in October 1972.

In late-1992, Bemis began to set direction for upgrading all of its information technology systems. The potential Year 2000 problem was considered as a part of that overall process. It was the Company's objective to replace systems in place with hardware and software that reflected the current state of technology. Since the Company's primary objective was to upgrade the quality of systems and Year 2000 was a necessary attribute of any system considered, the Year 2000 cost is not considered to be significant to the Company. The Company is well into the implementation of these new systems. The final implementation projects are expected to be completed before mid-1999. The Company is also soliciting Year 2000 status information from its suppliers for confirmation that the Year 2000 problem will not affect our supply chain.

The Emerging Issues Task Force (EITF), at their November 20, 1997, meeting reached a consensus on issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation." Using the guidance provided by EITF 97-13, we have reviewed the Company-wide accounting treatment of costs associated with our on-going effort to upgrade our information technology systems. This review resulted in a minor fourth quarter 1997 charge which, due to immateriality, was recorded as Selling, General, and Administrative expense.

MARKET PRICES* AND DIVIDENDS

The Bemis quarterly dividend was increased by 11.1 percent in the first quarter of 1997 to 20 cents per share from 18 cents. This followed first quarter increases of 12.5 percent in 1996 to 18 cents per share from 16 cents, and 18.5 percent in 1995 to 16 cents per share from 13.5 cents.

Common dividends for the year were 80 cents per share, up from 72 cents in 1996 and 64 cents in 1995. The 1997 dividend payout ratio was 40 percent compared to 38 percent in 1996 and 39 percent in 1995. Based on the market price of $36.88 per share at the beginning of 1997, the dividend yield was
2.2 percent.

Stockholders' equity per common share (book value per share) increased to $12.08 per share in 1997, up from $10.83 per share in 1996 and $9.76 per share in 1995. Trading volume in Bemis common stock was 25.6 million shares in 1997.

In February 1998, the Board of Directors increased the quarterly cash dividend on common stock to 22 cents per share from 20 cents, a 10 percent increase.

BEMIS COMMON STOCK PERFORMANCE*

                                              1997                         1996                         1995
                                  -------------------------------------------------------------------------------------
                                                      DIVIDEND                     DIVIDEND                    DIVIDEND
                                   HIGH       LOW       PAID     HIGH       LOW      PAID     HIGH       LOW     PAID
                                  ----------------------------   --------------------------   -------------------------
First Quarter...................  43 3/8     35 7/8     $.20     33 3/8    26 1/8    $.18     29 1/2    23 3/8   $.16
Second Quarter..................  43 3/4     36 1/2      .20     36        30         .18     29 3/8    26        .16
Third Quarter...................  47 3/16    43 3/8      .20     36        29 3/8     .18     29 3/4    26        .16
Fourth Quarter..................  45 1/16    35 13/16    .20     37 1/8    34         .18     27 3/4    24 7/8    .16

*New York Stock Exchange: BMS


FORWARD LOOKING STATEMENTS

Certain statements made in this annual report are forward-looking statements that involve risks and uncertainties, and actual results may be materially different. These forward-looking statements include, but are not limited to, the expectation that increased market share and enhanced profitability will result from the reorganization of the Paper Packaging business, the expected completion date of such reorganization and the total job eliminations involved, the expectation of improvements in the Company's financial performance in the upcoming year, the amount and distribution of expected capital expenditures in 1998, the expectation that total debt will decrease slightly in 1998, and the opinion of management that resolution of the Company's current environmental litigation will not produce a material adverse effect on its financial condition or results of operations.

Factors that could cause actual results to differ from those expected include, but are not limited to, general economic conditions such as inflation, interest rates, and foreign currency exchange rates; competitive conditions within the Company's markets, including the acceptance of new and existing products offered by the Company; unanticipated expenses; timely completion of the reorganization of the Paper Packaging business; price increases for raw materials and the ability of the Company to pass these price increases on to its customers or otherwise manage commodity price fluctuation risks; the presence of adequate cash available for investment in the Company's business in order to maintain desired debt levels; changes in governmental regulation, especially in the areas of environmental, health and safety matters, and foreign investment unexpected outcomes in the Company's current and future litigation proceedings; and changes in the Company's labor relations.

   FOCUSED STRATEGIES - COMPETITIVE ADVANTAGE - ENHANCED SHAREHOLDER VALUE
24

FIVE YEAR CONSOLIDATED REVIEW BEMIS COMPANY, INC. AND SUBSIDIARIES

(in millions, except percents,
shares, ratios, per share amounts,
stockholders, and employees)                    1997           1996          1995         1994          1993
---------------------------------------------------------------------------------------------------------------
OPERATING DATA
Net sales..................................    $1,877.2      $1,655.4      $1,523.4      $1,390.5      $1,203.5
Cost of products sold and
  other expenses...........................     1,683.3       1,479.2       1,375.8       1,264.0       1,121.9
Interest expense...........................        18.9          13.4          11.5           8.4           7.2
Income before income taxes.................       175.0         162.8         136.1         118.1          74.4
Income taxes...............................        67.4          61.7          50.9          45.3          28.3
Income before effect of changes
  in accounting principles.................       107.6         101.1          85.2          72.8          46.1
Cumulative effect of adoption
  of FAS 112 in 1993.......................        --            --            --            --            (1.8)
Net income.................................       107.6         101.1          85.2          72.8          44.3
Net income as a percent of net sales.......         5.7%          6.1%          5.6%          5.2%          3.7%

COMMON SHARE DATA
Diluted income before effect of changes
  in accounting principles.................       $2.00         $1.90         $1.63         $1.40         $ .89
Cumulative effect of adoption
  of FAS 112 in 1993.......................        --            --             --           --            (.03)
Net income.................................        2.00          1.90          1.63          1.40           .86
Dividends per common share.................         .80           .72           .64           .54           .50
Book value per common share................       12.08         10.83          9.76          8.16          7.24
Stock PE ratio range.......................       18-23         14-20         14-18         15-18         24-31
Average common shares and common
  share equivalents outstanding
  during the year for computation
  of diluted earnings per share............  53,879,948    53,252,250    52,311,421    51,953,210    51,767,064
Common shares outstanding
  at year-end..............................  52,967,511    52,360,699    52,567,349    51,211,326    51,201,326

CAPITAL STRUCTURE AND OTHER DATA
Current ratio..............................         2.1           2.2           2.0           2.0           1.8
Working capital............................       265.2         252.5         223.1         208.1         152.8
  Total assets.............................     1,362.6       1,168.8       1,030.6         923.3         789.8
  Long-term debt...........................       316.8         240.9         166.4         170.7         120.5
Long-term obligations
  under capital leases.....................        --             0.2          --             1.0           2.7
Stockholders' equity.......................       639.9         567.1         512.8         418.0         370.5
Return on average common equity............        17.8%         18.7%         18.3%         18.5%         12.1%
Return on average total capital............        12.6%         13.7%         13.5%         13.4%          9.2%
Depreciation and amortization..............        78.9          66.2          58.0          51.8          47.0
Capital expenditures.......................       167.5         112.0          93.6          93.1          60.7
Number of common shareholders..............       5,874         5,947         5,711         5,602         5,649
Number of employees........................       9,275         8,876         8,515         8,120         7,565
Wages and salaries.........................       348.8         314.5         287.0         276.8         251.6
Research and development expense...........        12.0          13.7          13.6          13.1          14.1

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

/s/ John H. Roe              /s/ Benjamin R. Field, III      /s/ Gene C. Wulf
John H. Roe                  Benjamin R. Field, III          Gene C. Wulf
Chairman and                 Senior Vice President,          Vice President and
Chief Executive Officer      Chief Financial Officer         Controller
                             and Treasurer

REPORT OF INDEPENDENT ACCOUNTANTS
TO THE STOCKHOLDERS AND THE BOARD OF DIRECTORS OF BEMIS COMPANY, INC.:

     In our opinion, the accompanying consolidated balance sheet and related consolidated statements of income, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Bemis Company, Inc., and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     /s/ Price Waterhouse LLP
     Price Waterhouse LLP
     Minneapolis, Minnesota, January 22, 1998

CONSOLIDATED STATEMENT OF INCOME BEMIS COMPANY, INC. AND SUBSIDIARIES

Years Ended December 31,
(in thousands of dollars except per share amounts)             1997        1996         1995
------------------------------------------------------------------------------------------------
Net sales................................................. $ 1,877,237   $1,655,431   $1,523,390

Costs and expenses:

        Cost of products sold.............................   1,480,365    1,273,570    1,183,514

        Selling, general, and administrative expenses.....     189,590      192,819      177,971

        Research and development..........................      12,012       13,655       13,603

        Interest..........................................      18,893       13,397       11,549

        Other (income) costs, net.........................      (4,057)      (5,497)      (3,138)

        Minority interest in net income...................       5,450        4,706        3,781
                                                           -----------   ----------   ----------

Income before income taxes................................     174,984      162,781      136,110

Provision for income taxes................................      67,400       61,700       50,900
                                                           -----------   ----------   ----------

Net income................................................ $   107,584   $  101,081    $  85,210
                                                           -----------   ----------   ----------
                                                           -----------   ----------   ----------

Basic earnings per share of common stock.................. $      2.03   $     1.92    $    1.64
                                                           -----------   ----------   ----------
                                                           -----------   ----------   ----------

Diluted earnings per share of common stock................ $      2.00   $     1.90    $    1.63
                                                           -----------   ----------   ----------
                                                           -----------   ----------   ----------

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

CONSOLIDATED BALANCE SHEET BEMIS COMPANY, INC. AND SUBSIDIARIES

December 31,
(in thousands of dollars)

ASSETS                                                 1997         1996
--------------------------------------------------------------------------
Current assets:

    Cash......................................... $   13,827    $   10,223

    Accounts receivable -- less
    $12,110 and $11,632 for doubtful
    accounts and allowances......................    233,547       216,740

    Inventories..................................    221,576       200,397

    Prepaid expenses and deferred charges........     47,443        39,561
                                                  ----------    ----------

        Total current assets.....................    516,393       466,921
                                                  ----------    ----------


Property and equipment:

    Land and land improvements...................     13,563        11,872

    Buildings and leasehold improvements.........    204,263       189,978

    Machinery and equipment......................    826,671       694,013
                                                  ----------    ----------

                                                   1,044,497       895,863

    Less -- accumulated depreciation.............    359,270       312,372
                                                  ----------    ----------

                                                     685,227       583,491
                                                  ----------    ----------


Excess of cost of investments in subsidiaries
    over net assets acquired.....................    150,632       108,928

Other assets.....................................     10,315         9,455
                                                  ----------    ----------

                                                     160,947       118,383
                                                  ----------    ----------

Total Assets..................................... $1,362,567    $1,168,795
                                                  ----------    ----------
                                                  ----------    ----------

                                                                 CONTINUED

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

LIABILITIES AND STOCKHOLDERS' EQUITY                      1997           1996
-------------------------------------------------------------------------------
Current liabilities:

    Current portion of long-term debt................. $    2,173    $    1,706

    Short-term borrowings.............................      2,105         3,006

    Accounts payable..................................    195,346       164,638

    Accrued liabilities:
        Salaries and wages............................     34,892        34,163

        Income taxes..................................      8,445         5,463

        Other taxes...................................      8,226         5,469
                                                       ----------    ----------
            Total current liabilities.................    251,187       214,445

Long-term debt, less current portion..................    316,791       241,077

Deferred taxes........................................     64,066        56,661

Other liabilities and deferred credits................     56,876        57,726
                                                       ----------    ----------
        Total liabilities.............................    688,920       569,909
                                                       ----------    ----------
Minority interest.....................................     33,762        31,789


Commitments and Contingencies

Stockholders' equity:

    Common stock, $.10 par value:
        Authorized--248,000,000 shares
        Issued--58,643,557 and 57,897,316 shares......      5,864         5,790

    Capital in excess of par value....................    174,562       149,481

    Retained income...................................    624,842       561,049

    Cumulative translation adjustment.................     (4,521)        6,588

    Common stock held in treasury,
        5,676,046 and 5,536,617 shares, at cost.......   (160,862)     (155,811)
                                                       ----------    ----------
          Total stockholders' equity..................    639,885       567,097
                                                       ----------    ----------
Total liabilities and stockholders' equity............ $1,362,567    $1,168,795
                                                       ----------    ----------
                                                       ----------    ----------

CONSOLIDATED STATEMENT OF CASH FLOWS BEMIS COMPANY, INC. AND SUBSIDIARIES

Years Ended December 31,
(in thousands of dollars)                                      1997           1996            1995
---------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:

     Net income............................................  $107,584       $101,081       $ 85,210

     Non-cash items:

          Depreciation and amortization....................    78,856         66,192         57,954

          Minority interest in net income..................     5,450          4,706          3,781

          Deferred income taxes, non-current portion.......     7,312          7,035          8,746

          Loss (gain) on sale of property and equipment....     1,155            245           (211)
                                                             --------       --------       --------
     Cash provided by operations...........................   200,357        179,259        155,480

     Changes in working capital, net of effect of acquisitions and dispositions:

          Accounts receivable..............................   (13,982)       (14,062)         3,868

          Inventories......................................   (27,880)       (25,243)        (7,287)

          Prepaid expenses and deferred changes............    (7,684)         1,065          1,019

          Accounts payable.................................   (13,610)        (4,520)        (1,187)

          Accrued salaries and wages.......................      (731)         4,180         (3,048)

          Accrued income taxes.............................     2,969         (7,817)         4,254

          Accrued other taxes..............................     2,495         (3,825)           304

     Changes in other liabilities and deferred credits.....    (2,223)         4,612         (1,077)

     Changes in deferred charges and other investments.....     4,000          2,563         (1,389)

     Other.................................................        --             --         (1,158)
                                                             --------       --------       --------
Net cash provided by operating activities..................  $143,711       $136,212       $149,779
                                                             --------       --------       --------

                                                                                          CONTINUED
30



CONTINUED                                                      1997           1996           1995
---------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:

     Additions to property, plant, and equipment..........  ($167,520)     ($111,950)     ($ 93,615)

     Business acquisitions, net of cash acquired..........      2,055        (74,114)          (552)

     Business divestiture.................................     27,984         12,752             --

     Proceeds from sale of property and equipment.........      2,652          1,960          2,135

     Other................................................        (22)            37              3
                                                             --------       --------       --------

Net cash used by investing activities.....................   (134,851)      (171,315)       (92,029)
                                                             --------       --------       --------
Cash flows from financing activities:

     Increase in long-term debt...........................     59,628         79,952            579

     Repayment of long-term debt..........................    (14,875)        (5,310)       (11,166)

     Change in short-term borrowings......................       (618)         1,926           (591)

     Change in current portion of long-term debt..........        467         (1,699)          (748)

     Cash dividends paid..................................    (42,418)       (37,830)       (33,175)

     Subsidiary dividends to minority stockholders........     (1,835)        (1,841)            --

     Purchase of common stock for the treasury............     (5,051)        (8,962)        (8,395)

     Stock incentive programs and related tax effects.....         51            312          3,449
                                                             --------       --------       --------
Net cash (used) provided by financing activities..........     (4,651)        26,548        (50,047)
                                                             --------       --------       --------
Effect of exchange rates..................................       (605)        (3,254)         1,603
                                                             --------       --------       --------
Net increase (decrease) in cash...........................  $   3,604      ($ 11,809)      $  9,306
                                                             --------       --------       --------
                                                             --------       --------       --------


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Noncash investing and financing activities:

     Fair value of assets acquired........................  $ 123,262       $92,218        $ 64,646

     Liabilities assumed..................................    100,213        14,937          21,505

     Minority interest acquired...........................         --         1,108              --
                                                             --------       --------       --------
     Net value acquired...................................     23,049        76,173          43,141

     Common stock issued..................................     25,104         2,059          42,589
                                                             --------       --------       --------
     Cash used for acquisition............................ ($   2,055)      $74,114        $    552
                                                             --------       --------       --------
                                                             --------       --------       --------
Interest paid during the year.............................  $  19,752       $14,268        $  8,268

Income taxes paid during the year.........................  $  55,813       $60,955        $ 39,296

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
BEMIS COMPANY, INC. AND SUBSIDIARIES

(in thousands of dollars)
                                                      Capital in            Cumulative   Common
                                              Common   Excess of  Retained  Translation Stock Held
                                              Stock    Par Value   Income   Adjustment  in Treasury
---------------------------------------------------------------------------------------------------
Balance at December 31, 1994................ $  5,572   $101,290   $439,364   $ 5,294  ($133,493)

Net income for 1995.........................                         85,210

Translation adjustment for 1995.............                                    5,211

Pension liability adjustment................                          4,853

Cash dividends paid on
common stock, $.64 per share................                        (33,175)

Stock incentive programs
and related tax effects.....................       28      3,421

Common stock transactions related to
an acquisition of a subsidiary company......      181     42,408                          (4,961)

Purchase of 330,300 shares
of common stock.............................                                              (8,395)
                                             --------   --------   --------   -------  ---------
Balance at December 31, 1995................ $  5,781   $147,119   $496,252   $10,505  ($146,849)
                                             --------   --------   --------   -------  ---------
Net income for 1996.........................                        101,081

Translation adjustment for 1996.............                                   (3,917)

Pension liability adjustment................                          1,546

Cash dividends paid on
common stock, $.72 per share................                        (37,830)

Stock incentive programs
and related tax effects.....................        2        310

Common stock transactions
related to an acquisition of
a subsidiary company........................        7      2,052

Purchase of 292,000 shares
of common stock.............................                                              (8,962)
                                             --------   --------   --------   -------  ---------
Balance at December 31, 1996................ $  5,790   $149,481   $561,049   $ 6,588  ($155,811)
                                             --------   --------   --------   -------  ---------
Net income for 1997.........................                        107,584

Translation adjustment for 1997.............                                  (11,109)

Pension liability adjustment................                         (1,373)

Cash dividends paid on
common stock, $.80 per share................                        (42,418)

Stock incentive programs
and related tax effects.....................        4         47

Common stock transactions
related to an acquisition of
a subsidiary company........................       70     25,034

Purchase of 139,429 shares
of common stock.............................                                              (5,051)
                                             --------   --------   --------   -------  ---------
Balance at December 31, 1997................ $  5,864   $174,562   $624,842  ($ 4,521) ($160,862)
                                             --------   --------   --------   -------  ---------
                                             --------   --------   --------   -------  ---------

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTES 1--ACCOUNTING POLICIES

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

EARNINGS PER SHARE: Basic earnings per common share are computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the year including common stock equivalents, if dilutive.

INVENTORIES ARE VALUED AT THE LOWER OF COST OR MARKET: Cost is determined by the last-in, first-out (LIFO) method for essentially all domestic inventories. Cost for all other inventories is determined using the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Plant and equipment are depreciated for financial reporting purposes principally using the straight-line method over the estimated useful lives of assets. For tax purposes, the Company generally uses accelerated methods of depreciation. The tax effect of the difference between book and tax depreciation has been provided as deferred income taxes. On sale or retirement, the asset cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in income. Maintenance and repairs which do not.improve efficiency or extend economic life are expensed currently. Interest costs are capitalized for major capital expenditures during construction.

EXCESS OF COST OF INVESTMENTS IN SUBSIDIARIES OVER NET TANGIBLE ASSETS
ACQUIRED: The excess relating to companies acquired prior to 1971 is not amortized against income unless a loss of value becomes evident. The excess resulting from investments made subsequent to 1970 is being amortized against income over various periods up to 40 years. The recoverability of unamortized goodwill and other intangible assets is assessed on an ongoing basis by comparing undiscounted cash flows from applicable operations to related net book value.

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

PREFERRED STOCK PURCHASE RIGHTS: On August 3, 1989, the Company's Board of Directors adopted a Shareholder Rights Plan by declaring a dividend of one preferred share purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one two-hundredth of a share of Series A Junior Preferred Stock for $60. The rights become exercisable if a person or group acquires 20 percent or more of the Company's outstanding common stock, subject to certain exceptions, or announces an offer which would result in such person acquiring 20 percent or more of the Company's outstanding common stock. If a person or group acquires 20 percent or more of the Company's outstanding common stock, subject to certain exceptions, each right will entitle its holder to buy common stock of the Company having a market value of twice the exercise price of the right. The rights expire August 22, 1999, and may be redeemed by the Company for 1 cent per right at any time before, or, in certain circumstances, within 30 days (subject to extension) following the announcement that a person has acquired 20 percent or more of the Company's outstanding common stock. In connection with the Shareholder Rights Plan, the Company's Board of Directors authorized 600,000 shares of Series A Junior Preferred Stock with a par value of $1 per share. At December 31, 1997, none of these shares were issued or outstanding.

ENVIRONMENTAL COST: The Company is involved in a number of environmental related disputes and claims. The Company accrues for environmental costs when it is probable that these costs will be incurred and can be reasonably estimated. At December 31, 1997 and 1996, reserves were $1,745,000 and $745,000, respectively. Adjustments to the reserve accounts and costs which were directly expensed for environmental remediation matters resulted in charges to the income statements for 1997, 1996, and 1995 of $896,000, ($181,000), and $164,000, net of third party reimbursements totaling $515,000, $439,000, and $335,000, for 1997, 1996, and 1995, respectively.

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

                                [LOGO]

  FOCUSED STRATEGIES - COMPETITIVE ADVANTAGE - ENHANCED SHAREHOLDER VALUE
                                                                             33

NOTES 2--BUSINESS ACQUISITIONS AND DISPOSITIONS

On May 4, 1997, the Company sold the remainder of its Packaging Machinery Division, which had annual sales of approximately $93 million, to Barry-Wehmiller Group, Inc. of St. Louis, Missouri. Cash received totaled approximately $39 million, including the $10.7 million pretax gain which is included in other income.

On March 14, 1997, the Company, through its subsidiary, Morgan Adhesives Company, acquired the assets of a division of GPOA, L.P. for a cash payment of approximately $6 million. This business now serves as a catalog marketing division for the Company's pressure sensitive labeling products. Results of operations for this new division subsequent to March 13, 1997, are included in these financial statements.

Effective January 1, 1997, the Company acquired all of the outstanding common stock of Paramount Packaging Corporation (Paramount) with annual sales of approximately $100 million. Paramount, which has facilities in Pennsylvania, Tennessee, Texas, and England, manufactures flexible packaging for a variety of markets, but with a strong emphasis on disposable diaper packaging. The total purchase price, net of cash acquired, of approximately $53 million in Bemis common stock and the assumption of debt, has been accounted for under the purchase method of accounting, and results of operations for Paramount subsequent to December 31, 1996, are included in these financial statements.

Effective December 31, 1996, the Company, through its subsidiary Milprint, Inc., acquired all of the assets of Paramount Packaging, LLC (Paramount-LLC) of Lebanon, Pennsylvania, for a combination of cash and the assumption of debt. Paramount-LLC, with total annual sales of approximately $30 million in the confectionery packaging market, operates a manufacturing facility in Lebanon, Pennsylvania. The total purchase price of approximately $11 million has been accounted for under the purchase method of accounting and results of operations for Paramount-LLC subsequent to December 31, 1996, are included in these financial statements.

On April 29, 1996, the Company acquired the Perfecseal Healthcare Packaging Division (Perfecseal) of Paper Manufacturers Company, Inc. of Philadelphia, Pennsylvania, for Bemis common stock valued at $2.1 million and $62.9 million in cash. Perfecseal, with total annual sales of approximately $65 million in the medical packaging market, operates manufacturing facilities in Pennsylvania, Northern Ireland, and Puerto Rico. The total purchase price of $65 million has been accounted for under the purchase method of accounting, and results of operations for Perfecseal subsequent to April 28, 1996, are included in these financial statements.

Effective January 1, 1996, the Company's subsidiary, Hayssen Manufacturing Company, sold its Paper Packaging Machinery Division, which had annual sales of approximately $30 million, to Paper Converting Machine Company of Green Bay, Wisconsin. Cash received totaled approximately $17 million, including the $4.3 million pre-tax gain which is included in other income.

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


NOTES 3--RESTRUCTURING OF OPERATIONS

During the second quarter of 1997, the Company announced the consolidation of its Paper Bag Division and recorded a $7.8 million charge to absorb the cost of this effort. The reorganization principally involved the closure of two manufacturing facilities and the realignment of the business organization into business units targeting specific focused markets in which the company anticipates faster growing market segments. With the realigned organization the Company expects increased market share and enhanced profitability through reduced product specification and improved plant efficiency.

The restructuring effort is expected to result in the elimination of 289 jobs in the U.S. in conjunction with the closing of two manufacturing facilities which is expected to be completed during 1998. Cost associated with the integration of equipment, business, and people from closed facilities into the remaining business units will be expensed when incurred.

EMPLOYEE SEPARATIONS-RESTRUCTURING

                         HOURLY    SALARIED    TOTAL
-----------------------------------------------------
Planned Employee
Reductions                236        53        289
                          ---        --        ---
                          ---        --        ---
Actual Employee
Reductions-1997           135        23        158
                          ---        --        ---
Cumulative Total          135        23        158
                          ---        --        ---
                          ---        --        ---

ANALYSIS OF RESTRUCTURING RESERVE

                                                                        OTHER
                                               EMPLOYEE      ASSET      EXIT
(IN THOUSANDS OF DOLLARS)                        COSTS    WRITE-DOWNS   COSTS    TOTAL     CASH    NON-CASH
------------------------------------------------------------------------------------------------------------
Reserve balance at June 30, 1997.............  ($3,004)    ($1,798)   ($2,972)  ($7,774)  ($6,201)  ($1,573)
1997 Reserve charges.........................      351         523        164     1,038       517       521
                                                ------      ------     ------    ------    ------    ------
Reserve balance at December 31, 1997.........  ($2,653)    ($1,275)   ($2,808)  ($6,736)  ($5,684)  ($1,052)
                                                ------      ------     ------    ------    ------    ------
                                                ------      ------     ------    ------    ------    ------

  FOCUSED STRATEGIES - COMPETITIVE ADVANTAGE - ENHANCED SHAREHOLDER VALUE
34

NOTES 4--INVENTORIES

The Company utilizes the LIFO method of inventory valuation for essentially all domestic inventories. Approximately 81 percent of the December 31, 1997, and 80 percent of the December 31, 1996, inventories are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out (FIFO) method.

Inventories are summarized at December 31, as follows:


(IN THOUSANDS OF DOLLARS)                   1997       1996
-------------------------------------------------------------
Raw materials and supplies............... $101,104   $ 91,439
Work in process and finished goods.......  166,443    165,033
                                          --------   --------
                                           267,547    256,472

Excess of current cost
over LIFO inventory value................  (45,971)   (56,075)
                                          --------   --------
Total inventories........................ $221,576   $200,397
                                          --------   --------
                                          --------   --------


NOTES 5--PENSION PLANS

Total pension expense in 1997, 1996, and 1995 was $8,351,000, $9,912,000, and
$8,516,000, respectively.

Defined contribution plans cover employees at five different manufacturing or administrative locations and provide for contributions ranging from 2 percent to 6 percent of covered employees' salaries or wages and totaled $688,000 in 1997, $1,390,000 in 1996, and $1,099,000 in 1995. Multiemployer plans cover employees at two different manufacturing locations and provide for contributions to a union administered defined benefit pension plan. Amounts charged to pension cost and contributed to the plan in 1997, 1996, and 1995 totaled $1,186,000, $1,114,000, and $1,000,000, respectively.

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

Pension cost for defined benefit plans included the following components:


(IN THOUSANDS OF DOLLARS)                 1997      1996      1995
---------------------------------------------------------------------
Service cost--benefits earned
  during the year....................  $  6,634  $  6,320   $  5,928
Interest cost on projected
  benefit obligation.................    17,622    16,443     15,611
Actual return on plan assets.........   (63,419)  (35,743)   (43,589)
Net amortization and deferral........    44,773    19,579     27,641
                                       --------  --------   --------
Net pension expense..................  $  5,610  $  6,599   $  5,591
                                       --------  --------   --------
                                       --------  --------   --------

The funded status of the defined benefit plans at December 31, 1997, is as follows:


                                               Plans With    Plans With
                                                Assets in    Accumulated
                                                Excess of    Benefits in
                                               Accumulated     Excess
(IN THOUSANDS OF DOLLARS)                       Benefits       Assets
------------------------------------------------------------------------
Actuarial present value
   of benefit obligations:
   Vested benefit obligation...................  $214,571    $ 8,493
   Nonvested benefit obligation................    15,815        721
                                                 --------    -------
   Accumulated benefit obligation..............  $230,386    $ 9,214
                                                 --------    -------
                                                 --------    -------
Projected benefit obligation...................  $250,236    $12,539
Plan assets at fair value......................   301,038          0
                                                 --------    -------
Projected benefit obligations
   less than (in excess of) plan assets........    50,802    (12,539)
Unrecognized net obligation....................     5,743          0
Unrecognized prior service cost................     5,158        906
Unrecognized net (gain) loss...................   (69,274)     6,136
                                                 --------    -------
(Pension liability) or prepaid pension cost....  $ (7,571)   $(5,497)
                                                 --------    -------
                                                 --------    -------

The Company has recorded the following amounts pursuant to Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," to reflect the minimum pension obligation at December 31:


(IN THOUSANDS OF DOLLARS)                    1997     1996
-----------------------------------------------------------
Intangible asset.........................  $   906  $ 6,000
Prepaid tax..............................    1,068      226
Pension liability........................   (3,716)  (6,595)
                                           -------  -------
Reduction in stockholders' equity........  $(1,742) $  (369)
                                           -------  -------
                                           -------  -------

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.0 percent and 5.5 percent, respectively. The expected long-term rate of return on assets was 9.4 percent for 1997 and
9.0 percent for 1996.

                                    [LOGO]

  FOCUSED STRATEGIES - COMPETITIVE ADVANTAGE - ENHANCED SHAREHOLDER VALUE
                                                                             35

NOTES 6--POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

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

The table below sets forth the plans' combined funded status reconciled with the amount shown in the Company's statement of financial position at December 31:


(IN THOUSANDS OF DOLLARS)                        1997    1996    1995
------------------------------------------------------------------------
Accumulated postretirement
   benefit obligation:
   Retirees and beneficiaries................  $ 8,842  $ 9,574  $ 8,839
   Fully eligible active
   plan participants.........................      822    1,101    1,064
   Other active plan participants............    1,709    1,670    1,797
                                               -------  -------  -------
     Accumulated postretirement
     benefit obligation in excess
     of plan assets..........................   11,373   12,345   11,700
Unrecognized prior service costs.............     (114)      --       --
Unrecognized net gain or (loss)
   from past experience different
   from that assumed.........................    5,240    4,988    6,119
                                               -------  -------  -------
Accrued postretirement benefit cost..........  $16,499  $17,333  $17,819
                                               -------  -------  -------
                                               -------  -------  -------

Net periodic postretirement benefit costs for 1997, 1996, and 1995 included the following components:

(IN THOUSANDS OF DOLLARS)                   1997   1996   1995
--------------------------------------------------------------
Service cost--benefits earned
  during the year........................  $ 176  $ 151  $ 206
Interest cost on accumulated
  postretirement benefit obligation......    843    792    944
Net amortization and deferral............   (329)  (371)  (159)
                                            ----   ----   ----
Net periodic postretirement
  benefit cost...........................  $ 690  $ 572  $ 991
                                            ----   ----   ----
                                            ----   ----   ----

For measurement purposes, a 10 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998; the rate was assumed to decrease gradually to 5.5 percent by the year 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $970,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $107,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent.


NOTES 7--STOCK OPTION AND INCENTIVE PLANS

Since 1983, the Company's stock option and stock award plans have provided for the issuance of up to 6,800,000 shares of common stock to key employees. As of December 31, 1997, 1996, and 1995, respectively, 1,025,501, 1,657,447, and 1,939,984 shares were available for future grants under these plans.

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

At December 31, 1997, fifteen participants hold options with expiration dates ranging from 1999 to 2007 at option prices ranging from $12.63 to $45.03 per share with a weighted-average price of $24.18 per share.

Details of the stock option plans at December 31, 1997, 1996, and 1995, are:

                                                            Weighted-
                                               Per Share     Average
                                    Number    Option Price    Price
                                  of Shares      Range      Per Share
----------------------------------------------------------------------
Outstanding at
  December 31, 1994
  and December 31, 1995.........   889,766   $05.75-$24.63    $16.54
  Granted.......................   255,117       32.31         32.31
  Exercised.....................   (20,000)       5.75          5.75
----------------------------------------------------------------------
Outstanding at
  December 31, 1996............. 1,124,883   $12.63-$32.31    $20.31
  Granted.......................   155,000    37.34-45.03      44.78
  Exercised.....................  (100,000)      12.63         12.63
----------------------------------------------------------------------
Outstanding at
  December 31, 1997............. 1,179,883   $12.63-$45.03    $24.18
----------------------------------------------------------------------
----------------------------------------------------------------------
Exercisable at
  December 31, 1997.............   859,805   $12.63-$37.34    $18.93
----------------------------------------------------------------------
----------------------------------------------------------------------

                                                             CONTINUED

                                  [LOGO]

  FOCUSED STRATEGIES - COMPETITIVE ADVANTAGE - ENHANCED SHAREHOLDER VALUE
36

NOTES 7--STOCK OPTION AND INCENTIVE PLANS CONTINUED

In 1984, the Company adopted a Stock Award Plan for certain key executive employees. Distribution of the shares will be made not less than three years nor more than seven years from the date of grant. All shares granted under the plan are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement. In addition, cash payments are made during the grant period equal to the dividend on Bemis common stock. The cost of the awards is charged to income over the period of the grant: $4,230,000 was expensed in 1997, $4,291,000 in 1996, and
$3,954,000 in 1995.

Details of the stock award plan at December 31, 1997, 1996, and 1995, are:

                                                Number
                                              of Shares
--------------------------------------------------------
Outstanding at December 31, 1994............  1,095,316
  Granted...................................    436,500
  Paid......................................   (431,316)
  Canceled..................................    (29,632)
                                              ---------
Outstanding at December 31, 1995............  1,070,868
  Granted...................................     59,557
  Canceled..................................    (32,137)
                                              ---------
Outstanding at December 31, 1996............  1,098,288
  Granted...................................    538,278
  Canceled..................................    (61,332)
                                              ---------
Outstanding at December 31, 1997............  1,575,234
                                              ---------
                                              ---------

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for stock options and awards in 1997, 1996, and 1995 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                   1997            1996           1995
--------------------------------------------------------------------------
Net earnings--
  as reported................. $107,584,000    $101,081,000    $85,210,000
Net earnings--
  pro forma................... $106,528,000    $ 99,944,000    $85,201,000
Diluted earnings
  per share--
  as reported.................        $2.00           $1.90          $1.63
Diluted earnings
  per share--
  pro forma...................        $1.98           $1.88          $1.63
Dividend yield................         1.9%            2.2%           2.3%
Expected volatility...........        27.0%           27.3%          27.7%
Risk-free interest rate.......         7.0%            7.0%           7.0%
Expected lives................   9.0 YEARS        9.1 years      5.3 years

The fair value of each grant made in 1997, 1996, or 1995 is estimated on the date of grant using the Black-Scholes option-pricing model using the above indicated weighted-average assumptions for dividend yield, expected volatility, risk-free interest rate, and expected lives.


NOTES 8--LEASES

All noncancelable leases have been categorized as capital or operating leases. The Company has leases for manufacturing plants, warehouses, machinery and equipment, and administrative offices with terms (including renewal options) ranging from one to 25 years. Under most leasing arrangements, the Company pays the property taxes, insurance, maintenance, and expenses related to the leased property. Total rental expense under operating leases was $14,129,000 in 1997, $9,664,000 in 1996, and $9,242,000
in 1995.

The present values of minimum future obligations shown in the following chart are calculated based on an interest rate of 11 1/4 percent determined to be applicable at the inception of the lease. Interest expense on the outstanding obligations under capital leases was $2,000 in 1997, $2,000 in 1996, and $21,000 in 1995.

Minimum future obligations on leases in effect at December 31, 1997, are:

                                                    Capital     Operating
(IN THOUSANDS OF DOLLARS)                            Leases      Leases
---------------------------------------------------------------------------
1998...............................................   $193      $11,202
1999...............................................    104        8,838
2000...............................................      5        6,235
2001...............................................      0        4,187
2002...............................................      0        2,164
Thereafter.........................................      0       10,778
                                                      ----      -------
Total minimum obligations..........................   $302      $43,404
Less amount representing interest..................     52      -------
                                                      ----      -------
Present value of net minimum obligations...........    250
Less current portion...............................    159
                                                      ----
Long-term obligations..............................   $ 91
                                                      ----
                                                      ----

                                       [LOGO]

  FOCUSED STRATEGIES - COMPETITIVE ADVANTAGE - ENHANCED SHAREHOLDER VALUE
                                                                             37

NOTES 9--LONG-TERM DEBT

Long-term debt maturing in years 1998 through 2001 is $1,931,000, $1,931,000, $234,000, and $7,618,000, respectively.

Under the terms of a revolving credit agreement with five banks, the Company may borrow up to $250,000,000 through August 1, 2002. The Company must pay a facility fee of 1/10 of 1 percent annually on the entire amount of the commitment. There were no borrowings outstanding under this agreement at December 31, 1997. Debt consisted of the following at December 31,


(IN THOUSANDS OF DOLLARS)                                                                          1997        1996
---------------------------------------------------------------------------------------------------------------------
Commercial paper payable through 1998 at an interest rate of 5.9%(1)...........................  $199,000    $117,200
Note payable in 2005 at an interest rate of 6.7%...............................................   100,000     100,000
Industrial revenue bonds payable through 2012 at interest rates of 4 3/8% to 6%................    15,500      20,250
Debt of subsidiary companies payable through 2001 at an interest rate of 4 3/8% to 7 1/2%......     4,214       5,100
Obligations under capital leases...............................................................       250         233
                                                                                                 --------    --------
                                                                                                  318,964     242,783
Less current portion...........................................................................     2,173       1,706
                                                                                                 --------    --------
                                                                                                 $316,791    $241,077
                                                                                                 --------    --------
                                                                                                 --------    --------

(1) THE COMMERCIAL PAPER HAS BEEN CLASSIFIED AS LONG-TERM DEBT IN ACCORDANCE WITH THE COMPANY'S INTENTION AND ABILITY TO REFINANCE SUCH OBLIGATIONS ON A LONG-TERM BASIS. THE INTEREST RATE OF COMMERCIAL PAPER OUTSTANDING AT DECEMBER 31, 1997, WAS 5.9 PERCENT. THE MAXIMUM OUTSTANDING AT ANY MONTH-END DURING 1997 WAS $218,699,000, AND THE AVERAGE OUTSTANDING DURING 1997 WAS $184,429,000. THE WEIGHTED-AVERAGE INTEREST RATE DURING 1997 WAS 5 5/8 PERCENT.


NOTES 10--INCOME TAXES


(IN THOUSANDS OF DOLLARS)                                                     1997       1996        1995
------------------------------------------------------------------------------------------------------------
U.S. income before income taxes........................................     $154,937   $143,149    $119,880
Non-U.S. income before income taxes....................................       24,273     23,468      19,130
Consolidating eliminations.............................................       (4,226)    (3,836)     (2,900)
                                                                            --------    -------     -------
Income before income taxes.............................................     $174,984   $162,781    $136,110
                                                                            --------    -------     -------
                                                                            --------    -------     -------
Income tax expense consists of the following components:
    Current tax expense:
        U.S. federal...................................................     $ 47,237    $40,922     $34,496
        Foreign........................................................        6,697      6,903       5,665
        State and local................................................        7,206      6,451       5,755
                                                                            --------    -------     -------
           Total current tax expense...................................       61,140     54,276      45,916
                                                                            --------    -------     -------
    Deferred (prepaid) tax expense:
        U.S. federal...................................................        4,179      6,937       5,071
        Foreign........................................................        1,387       (306)       (333)
        State..........................................................          694        793         246
                                                                            --------    -------     -------
           Total deferred (prepaid) tax expense........................        6,260      7,424       4,984
                                                                            --------    -------     -------
               Total income tax expense................................     $ 67,400    $61,700     $50,900
                                                                            --------    -------     -------
                                                                            --------    -------     -------

                                                                                                  CONTINUED

                                    [LOGO]

  FOCUSED STRATEGIES - COMPETITIVE ADVANTAGE - ENHANCED SHAREHOLDER VALUE
38

NOTES 10--INCOME TAXES CONTINUED


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.


(IN THOUSANDS OF DOLLARS)                                                             1997      1996      1995
----------------------------------------------------------------------------------------------------------------
Deferred tax assets:
    Accounts receivable, principally due to
       allowances for returns and doubtful accounts................................ $ 4,443   $ 5,410    $ 7,158
    Inventories, principally due to additional costs inventoried for
       tax purposes pursuant to the Tax Reform Act of 1986.........................   4,766     7,392      6,883
    Employee compensation and benefits accrued
       for financial reporting purposes............................................  15,714    13,537      14,033
    Restructuring costs............................................................   2,694
    Other..........................................................................   2,165     2,176      1,834
                                                                                    -------   -------    -------
    Deferred tax assets (included in prepaid expenses and deferred charges)........ $29,782   $28,515    $29,908
                                                                                    -------   -------    -------
                                                                                    -------   -------    -------
Deferred tax liabilities:
    Plant and equipment, principally due to differences in depreciation,
       capitalized interest, and capitalized overhead.............................. $79,645   $73,772    $65,296
    Noncurrent employee compensation and benefits
       accrued for financial reporting purposes.................................... (16,936)  (16,326)   (15,052)
    Other..........................................................................   1,357      (785)      (486)
                                                                                    -------   -------    -------
    Deferred tax liabilities....................................................... $64,066   $56,661    $49,758
                                                                                    -------   -------    -------
                                                                                    -------   -------    -------

The Company's effective tax rate differs from the federal statutory rate due to the following items:


(IN THOUSANDS OF DOLLARS)                                               1997                  1996                  1995
----------------------------------------------------------------------------------------------------------------------------------
                                                                          % of Income           % of Income            % of Income
                                                                 Amount   Before Tax   Amount   Before Tax   Amount    Before Tax
                                                                ------------------------------------------------------------------
Computed "expected" tax expense on
income before taxes at statutory rate.........................  $61,244     35.0%     $56,973     35.0%     $47,639     35.0%

Increase (decrease) in taxes resulting from:
     State and local income taxes net
     of federal income tax benefit............................    5,135      2.9        4,709      2.9        3,901      2.9

     Foreign tax rate differential............................     (471)    (0.3)      (1,719)   (1.1)        (1,716)   (1.3)

     Minority interest........................................    1,908      1.1        1,647     1.0          1,323     1.0

     Miscellaneous items......................................     (416)    (0.2)          90     0.1           (247)   (0.2)
                                                                -------     ----      -------    ----        -------    ----
Actual income tax expense.....................................  $67,400     38.5%     $61,700    37.9%       $50,900    37.4%
                                                                -------     ----      -------    ----        -------    ----
                                                                -------     ----      -------    ----        -------    ----

The Company's federal income tax returns for the years prior to 1995 have been audited and completely settled.

Provision has not been made for U.S. or additional foreign taxes on $101,458,000 of undistributed earnings of foreign subsidiaries because those earnings are considered to be permanently reinvested in the operations of those subsidiaries. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

                                     [LOGO]

  FOCUSED STRATEGIES - COMPETITIVE ADVANTAGE - ENHANCED SHAREHOLDER VALUE
                                                                             39

NOTES 11--SEGMENTS OF BUSINESS

The Company operates principally in two businesses (Flexible Packaging Products and Pressure Sensitive Materials) and three geographical areas (U.S., Canada, and Europe). A description of the Company's lines of business begins on page five of the Annual Report.

LINES OF BUSINESS


(IN MILLIONS OF DOLLARS)                          1997       1996       1995
------------------------------------------------------------------------------
NET SALES TO UNAFFILIATED CUSTOMERS:
   Flexible Packaging.......................... $1,398.6   $1,189.8   $1,098.1
   Pressure Sensitive Materials................    479.7      467.9      426.0

INTERSEGMENT SALES:
   Flexible Packaging..........................     (0.9)      (1.8)      (0.5)
   Pressure Sensitive Materials................     (0.2)      (0.5)      (0.2)
                                                --------   --------   --------
      Total.................................... $1,877.2   $1,655.4   $1,523.4
                                                --------   --------   --------
                                                --------   --------   --------
OPERATING PROFIT AND PRETAX PROFIT:
   Flexible Packaging..........................   $152.2   $  139.1   $  124.3
   Pressure Sensitive Materials................     67.8       59.8       45.3
                                                --------   --------   --------
      Total operating profit(1)............... .   220.0      198.9      169.6

   General corporate expenses..................    (20.7)     (18.0)     (18.1)
   Interest expense............................    (18.9)     (13.4)     (11.6)
   Minority interest in net income.............     (5.4)      (4.7)      (3.8)
                                                --------   --------   --------
      Income before income taxes............... $  175.0   $  162.8   $  136.1
                                                --------   --------   --------
                                                --------   --------   --------

IDENTIFIABLE ASSETS:
   Flexible Packaging.......................... $1,030.0   $  841.6   $  738.2
   Pressure Sensitive Materials................    285.1      271.4      238.5
                                                --------   --------   --------
      Total identifiable assets(2).............  1,315.1    1,113.0      976.7
   Corporate assets(3).........................     47.5       55.8       53.9
                                                --------   --------   --------
      Total.................................... $1,362.6   $1,168.8   $1,030.6
                                                --------   --------   --------
                                                --------   --------   --------

DEPRECIATION AND AMORTIZATION:
   Flexible Packaging.......................... $   62.3   $   52.1   $   43.5
   Pressure Sensitive Materials................     15.6       12.9       13.3
   Corporate...................................      1.0        1.2        1.2
                                                --------   --------   --------
      Total.................................... $   78.9   $   66.2   $   58.0
                                                --------   --------   --------
                                                --------   --------   --------

EXPENDITURES FOR PROPERTY.AND EQUIPMENT:
   Flexible Packaging.......................... $  139.3   $   66.1   $   78.9
   Pressure Sensitive Materials................     25.5       43.9       14.0
   Corporate...................................      2.7        2.0        0.7
                                                --------   --------   --------
      Total.................................... $  167.5   $  112.0   $   93.6
                                                --------   --------   --------
                                                --------   --------   --------


OPERATIONS BY GEOGRAPHIC AREAS


(IN MILLIONS OF DOLLARS)                          1997       1996       1995
------------------------------------------------------------------------------
NET SALES TO UNAFFILIATED CUSTOMERS:
   United States.............................. $1,615.3    $1,408.8   $1,292.2
   Canada.....................................     61.4        54.5       47.1
   Europe.....................................    193.7       187.6      183.6
   Other......................................      6.8         4.5        0.5
                                                --------   --------   --------
      Total................................... $1,877.2    $1,655.4   $1,523.4
                                                --------   --------   --------
                                                --------   --------   --------
OPERATING PROFIT:
   United States.............................. $  192.3    $  173.2   $  148.4
   Canada.....................................     10.6         9.3        6.2
   Europe.....................................     16.5        16.2       15.2
   Other......................................      0.6         0.2       (0.2)
                                                --------   --------   --------
      Total................................... $  220.0    $  198.9   $  169.6
                                                --------   --------   --------
                                                --------   --------   --------
IDENTIFIABLE ASSETS:
   United States.............................. $1,122.7    $  939.8   $  824.5
   Canada.....................................     28.0        28.6       25.2
   Europe.....................................    160.9       141.7      126.5
   Other......................................      3.5         2.9        0.5
                                                --------   --------   --------
      Total................................... $1,315.1    $1,113.0   $  976.7
                                                --------   --------   --------
                                                --------   --------   --------

(1) OPERATING PROFIT IS DEFINED AS PROFIT BEFORE GENERAL CORPORATE EXPENSE, INTEREST EXPENSE, INCOME TAXES, AND MINORITY INTEREST.

(2) IDENTIFIABLE ASSETS BY LINES OF BUSINESS INCLUDE ONLY THOSE ASSETS THAT ARE SPECIFICALLY IDENTIFIED WITH EACH SEGMENT'S OPERATIONS.

(3) CORPORATE ASSETS ARE PRINCIPALLY CASH AND SHORT-TERM INVESTMENTS, PREPAID EXPENSES, AND CORPORATE PROPERTY.

                                     [LOGO]

  FOCUSED STRATEGIES - COMPETITIVE ADVANTAGE - ENHANCED SHAREHOLDER VALUE
40

NOTES 12--CONTINGENCIES

The Company is a defendant in lawsuits incidental to its business. The management of the Company believes, however, that the disposition of these lawsuits will not have any material impact on the financial position or operating results of the Company.

In December 1996, the United States brought an action in Federal District Court for the District of Columbia against the Company and its wholly owned subsidiary Pervel Industries in relation to Pervel's disposal of liquid industrial wastes at the Yaworski Lagoon site in Canterbury, Connecticut. The Company believes both it and Pervel have fulfilled all obligations required by the 1990 consent decree or guarantee, which is the subject of this litigation, and that both have meritorious defenses. In management's opinion, neither a settlement of this matter nor results following litigation will produce a result having a material adverse effect on the Company's financial condition or results of operations.


NOTES 13--FOREIGN OPERATIONS

The foreign countries in which the Company conducts operations generally impose no significant restrictions on transfers of funds. Amounts attributable to foreign operations included in the consolidated statements are as follows:


(IN THOUSANDS OF DOLLARS)                                                 1997       1996       1995
------------------------------------------------------------------------------------------------------
Net sales of consolidated foreign subsidiaries......................   $ 262,241   $246,405   $231,940
Net income of consolidated foreign subsidiaries.....................      14,850     15,002     12,618
Foreign earnings in excess of amounts received......................      11,706     11,167      9,718
Equity in net assets................................................     117,500    105,200     94,329
Equity in total assets..............................................   $ 185,450   $168,185   $150,932


NOTES 14--FINANCIAL INSTRUMENTS

The Company enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables. Exchange gains and losses arising from these transactions are deferred and recognized when the transaction for which the hedge was obtained is finalized. At December 31, 1997 and 1996, the Company had outstanding forward foreign currency exchange contracts aggregating $19,144,000 and $16,562,000, respectively. Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated. Based on quoted year-end market prices of forward foreign currency exchange contracts the Company would have experienced a $120,000 loss at December 31, 1997, and a $264,000 loss at December 31, 1996, had outstanding contracts been settled at those respective dates.

At December 31, 1997 and 1996, the carrying value approximates the fair value of financial instruments such as cash, trade receivables and payables, and short-term debt because of the short-term maturities of these instruments. The fair value of the Company's long-term debt, including current maturities but excluding capitalized leases, is estimated to be $325,395,000 and $250,717,000 at December 31, 1997 and 1996, respectively, using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity.

The Company is also a party to letters of credit totaling $4,275,000 and $4,290,000 at December 31, 1997 and 1996, respectively. In the Company's past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments because performance is not expected to be required, and, therefore, is of the opinion that the fair value of these instruments is zero.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of December 31, 1997 and 1996, the Company had no significant concentrations of credit risk.

                                     [LOGO]

  FOCUSED STRATEGIES - COMPETITIVE ADVANTAGE - ENHANCED SHAREHOLDER VALUE
                                                                             41

NOTES 15--EARNINGS PER SHARE COMPUTATIONS


For Years Ended December 31,                    1997                            1996                            1995
-----------------------------------------------------------------------------------------------------------------------------------
                                  Income       Shares   Per-Share  Income       Shares   Per-Share  Income      Shares    Per-Share
                                (Numerator) (Denominator) Amount (Numerator) (Denominator) Amount (Numerator) (Denominator) Amount
                                -------------------------------- -------------------------------- ---------------------------------
Basic EPS
 Income available to
 common stockholders............ $107,584,000  53,010,999   $2.03  $101,081,000  52,522,016  $1.92  $85,210,000  51,808,466  $1.64
Dilutive effects of stock
 options and stock awards net
 of windfall tax benefits.......                  868,949                           730,234                         502,955
                                ---------------------------------  -------------------------------  ------------------------------
Diluted EPS
 Income available to
 common stockholders plus
 assumed conversions............ $107,584,000  53,879,948   $2.00  $101,081,000  53,252,250  $1.90  $85,210,000  52,311,421  $1.63
                                ---------------------------------  -------------------------------  ------------------------------
                                ---------------------------------  -------------------------------  ------------------------------


NOTES 16--SUBSEQUENT EVENT

Effective February 1, 1998, the Company acquired, for cash, one-third of all outstanding shares of Dixie Toga, S.A.'s flexible packaging business located in Brazil. This joint venture between Bemis, the largest supplier of flexible packaging in North America, and Dixie Toga, one of the largest suppliers of flexible packaging in South America, will create an organization strong in market knowledge and leading technology to service the needs of the South American marketplace. Dixie Toga has recently consolidated its three flexible packaging businesses, Dixie Toga Flexible Packaging, Itap Flexiveis, and BMT, into a single business entity with annual sales of approximately $133 million. This recently consolidated business will be named Itap/Bemis Ltda. This business, which currently has Brazilian manufacturing sites in Sao Paulo and Cambe, Parana, will be consolidating manufacturing sites onto a new business campus in Londrina, Parana. Itap/Bemis Ltda. serves a variety of markets in Brazil and the Mercosul, the Southern Cone Common Market. This Dixie Toga business unit has strong relationships with the major packaged food companies in the markets it serves. Since Bemis did not purchase a controlling interest in the company, the investment and future earnings will be recorded on the equity basis of accounting.


NOTES 17--QUARTERLY FINANCIAL INFORMATION--UNAUDITED


(IN MILLIONS OF DOLLARS EXCEPT EPS)  Net Sales               Gross  Profit             Net Income        Diluted Earnings Per Share
-----------------------------------------------------------------------------------------------------------------------------------
                                                 %                          %                        %                        %
Quarter                   1997        1996    Change    1997      1996   Change   1997     1996    Change   1997    1996   Change
---------------------  -----------------------------   ------------------------  ------------------------   -----------------------
First................  $  475.5    $  385.5     23%    $ 95.4    $ 82.8    15%   $ 19.9   $ 21.7     (8%)   $ .37   $ .41   (10%)
Second...............     481.3       411.9     17      102.2      96.0     6      28.0     25.2     11       .52     .47    11
Third................     465.5       423.1     10       93.0      92.6    --      25.4     24.0      6       .47     .45     4
Fourth...............     454.9       434.9      5      106.3     110.5    (4)     34.3     30.2     14       .64     .57    12
                       -----------------------------   ------------------------  ------------------------   -----------------------
Total................  $1,877.2    $1,655.4     13%    $396.9    $381.9     4%   $107.6   $101.1      6%    $2.00   $1.90    5%
                       -----------------------------   ------------------------  ------------------------   -----------------------
                       -----------------------------   ------------------------  ------------------------   -----------------------

                                     [LOGO]

  FOCUSED STRATEGIES - COMPETITIVE ADVANTAGE - ENHANCED SHAREHOLDER VALUE
                                     42