Form 10-K405, Exhibit 13
period 1998-12-31
BEMIS CO INC
filed 1999-03-30
CIK 11199

BEMIS COMPANY, INC. AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

(IN THOUSANDS, EXCEPT PERCENTS, RATIOS, PER SHARE AMOUNTS, STOCKHOLDERS, AND EMPLOYEES)

                                              1998          1997       Change
-----------------------------------------------------------------------------
SALES AND EARNINGS:
  Net Sales                                $1,848,004    $1,877,237      (2%)
  Income Before Taxes                         181,932       174,984       4
  Income Taxes                                 70,500        67,400       5
  Net Income                                  111,432       107,584       4

-----------------------------------------------------------------------------
PER SHARE:
  Basic Earnings Per Share                       2.10          2.03       3%
  Diluted Earnings Per Share                     2.09          2.00       5
  Dividends Paid                                  .88           .80      10
  Book Value                                    12.83        *12.08       6

-----------------------------------------------------------------------------
RATIOS:
  Net Income to Net Sales                         6.0%         5.7%
  Return on Average Common Equity                17.0%        17.8%
  Return on Average Total Capital                11.6%        12.6%
  Total Debt to Total Capital                    33.6%        31.3%
  Current Ratio                                   2.1%         2.1

-----------------------------------------------------------------------------
ADDITIONAL INFORMATION:
  Cash Flow Provided by Operations           $219,173     $200,357        9%
  Capital Expenditures                        139,833      167,520      (17)
  Stock PE Range                                16-22        18-23
  Average Common Shares Outstanding
    for Computation of Diluted EPS             53,324       53,880       (1)
  Common Shares Outstanding at Year-end        52,269       52,968       (1)
  Number of Common Stockholders                 5,721        5,874       (3)
  Number of Employees                           9,364        9,275        1


* Reflects a gain of 5 cents per share on the sale of certain machinery operations in 1996, and a gain of 12 cents per share on the sale of the remaining machinery operations and a restructuring charge of 9 cents per share in 1997.


APPENDIX TO THE ELECTRONIC FILING - 1998 FORM 10-K

Data appearing on bar charts on page one of the 1998 Annual Report.



                                         1994       1995           1996          1997         1998
                                         ----       ----           ----          ----         ----
     Net Sales ($ millions)            $1,390      $1,523         $1,655        $1,877      $ 1,848


     Diluted Earnings Per Share*        $1.40       $1.63          $1.90         $2.00       $ 2.09


     Dividends paid Per
     Common Share                        $.54        $.64           $.72          $.80       $  .88


     Return on Average
     Total Capital*                      13.4%       13.5%          13.7%         12.6%        11.6%


BEMIS COMPANY, INC. AND SUBSIDIARIES

FIVE-YEAR SUMMARY

[GRAPH]

TOTAL COMPANY NET SALES WERE $1.85 BILLION IN 1998. OPERATING PROFIT WAS $224.2 MILLION, OR 12.1 PERCENT OF NET SALES. AVERAGE INVESTMENT FOR THE YEAR WAS $1,173.8 MILLION, AS THE COMPANY CONTINUED TO INVEST FOR LONG-TERM GROWTH.

BEMIS COMPANY, INC.
BUSINESS SEGMENTS

NOTE: Operating profit is defined as profit before general corporate expense, interest expense, income taxes, and minority interest


Business Segments (in millions)                     1998       1997       1996       1995       1994
------------------------------------------------------------------------------------------------------
FLEXIBLE PACKAGING
Net sales                                         $1,368.2   $1,397.7   $1,188.0   $1,097.6     $988.5
Operating profit*                                    174.1      152.2      139.1      124.3      109.6
Average investment                                   953.3      866.5      692.0      621.1      502.5
Operating profit as % of net sales                    12.7%      10.9%      11.7%      11.3%      11.1%
Operating profit as % of average investment           18.3%      17.6%      20.1%      20.0%      21.8%

PRESSURE SENSITIVE MATERIALS
Net sales                                           $479.8     $479.5     $467.4     $425.8     $402.0
Operating profit*                                     50.1       67.8       59.8       45.3       41.7
Average investment                                   220.5      215.0      193.2      172.4      157.9
Operating profit as % of net sales                    10.4%      14.1%      12.8%      10.6%      10.4%
Operating profit as % of average investment           22.7%      31.5%      31.0%      26.3%      26.4%

TOTAL COMPANY
Net sales                                         $1,848.0   $1,877.2   $1,655.4   $1,523.4   $1,390.5
Operating profit*                                    224.2      220.0      198.9      169.6      151.3
Average investment                                 1,173.8    1,081.5      885.2      793.5      660.4
Operating profit as % of net sales                    12.1%      11.7%      12.0%      11.1%      10.9%
Operating profit as % of average investment           19.1%      20.3%      22.5%      21.4%      22.9%


* Reflects gains of $10.7 million and $4.3 million in 1997 and 1996, respectively, realized on the sale of machinery operations and restructuring charges of $7.8 million in 1997.

                                                                             5
--------------------------------------------------------------------------------

YEAR IN REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS

                        THREE-YEAR REVIEW OF RESULTS
---------------------------------------------------------------------------------
                                                             Percent
---------------------------------------------------------------------------------
                                                 1998          1997          1996

Net Sales ............................          100.0%        100.0%        100.0%
Cost of products sold ................           78.0          78.9          76.9
                                                ------        ------        ------
Gross margin .........................           22.0          21.1          23.1
Selling, general, and administrative
  expenses ...........................           10.1          10.1          11.6
All other expenses ...................            2.1           1.7           1.7
                                                ------        ------        ------
Income before income taxes ...........            9.8           9.3           9.8
Income taxes .........................            3.8           3.6           3.7
                                                ------        ------        ------
Net income ...........................            6.0%          5.7%          6.1%
                                                ------        ------        ------
                                                ------        ------        ------
 Effective tax rate ..................           38.8%         38.5%         37.9%

SUMMARY

     Capital expenditures for 1998 were $139.8 million compared to $167.5 million in 1997 and $112.0 million in 1996. Throughout this three-year period, the Company has focused on building and expanding its manufacturing capacity to support its technological strengths. This continuing investment in efficient, technologically-advanced manufacturing capacity provides the solid platform required to continue to introduce new products which will meet the needs of both our domestic and international customers.

     Effective June 30, 1998, the Company completed the acquisition of Techy International S.A., a manufacturer of flexible packaging materials based in Charleroi, Belgium. This acquisition added manufacturing and sales locations in Belgium, France, and the United Kingdom and provides a platform for growth in the European market for the Flexible Packaging business segment.

     Effective February 1, 1998, the Company acquired, for cash, one-third of all outstanding shares of Dixie Toga, S.A.'s flexible packaging business located in Brazil. This joint venture between Bemis, the largest supplier of flexible packaging in North America, and Dixie Toga, the largest supplier of flexible packaging in South America, creates an organization strong in market knowledge and leading technology to service the needs of the South American marketplace. During 1998, this joint venture, ITAP/Bemis Ltda., began the consolidation of its manufacturing facilities at a newly constructed business campus in Londrina, Parana-, Brazil. ITAP/Bemis Ltda. serves a variety of markets in Brazil and the Mercosul, the Southern Cone Common Market. This joint venture has strong relationships with the major consumer goods companies in the markets it serves. Since Bemis did not purchase a controlling interest in the company, the investment and earnings are recorded on the equity basis of accounting.

     During 1998, the Company completed the reorganization of its paper products product line which was announced mid-1997, and returned to income $0.5 million of the $7.8 million charge originally recorded to absorb the cost of this effort. This reorganization principally involved the closure of two manufacturing facilities and realignment of the organization into operating units targeting specific focused markets in which the Company anticipates faster growing market segments.

     Two other smaller, strategic changes were accomplished in the international arena during 1998. To speed up delivery and service to our valued Asian customers, especially for coated and thermoformed medical packaging products, the Company, through its subsidiary, Perfecseal Inc., started up operations in the recently formed Malaysian company, Perfecseal (Asia Pacific) Sdn Bhd. In addition, the Company, through its subsidiary, Morgan Adhesives Company, formed a sales subsidiary in Brazil, Morgan Adhesives America do Sul, Ltda., to pursue sales opportunities for our pressure sensitive materials business throughout South America and Central America.

     Overall results for the year produced net sales of $1.85 billion compared to $1.88 billion and $1.66 billion for 1997 and 1996 respectively. The sales decline of 1.6 percent in 1998, which occurred exclusively in the Flexible Packaging segment, is principally due to the sale of the machinery business in 1997, lower paper products sales following the reorganization of the paper products product line, and lower raw material costs which tend to drive down selling prices. Net income for 1998 totaled $111.4 million compared with $107.6 million and $101.1 for 1997 and 1996 respectively. Diluted earnings per share were $2.09 for 1998, $2.00 for 1997, and $1.90 for 1996. Excluding the effects of business acquisitions and dispositions as well as the 1997 restructuring charge of $7.8 million, 1998 net sales decreased 0.2 percent from 1997 while operating profit increased 5.1 percent over the 1997 level.

     Sales for the Flexible Packaging segment declined 2.1 percent from the very strong level achieved in 1997 while remaining more than 15.1 percent over the 1996 sales level. Very strong unit sales increases in high barrier products and polyethylene products helped to offset the impact of the reorganization of paper products, lower plastic raw material prices,

                                                                       CONTINUED

20
--------------------------------------------------------------------------------
and the sale of the machinery business. The 1997 sales volume benefited from the acquisition of Paramount Packaging. Flexible Packaging operating profits were $174.1 million in 1998, or 12.7 percent of sales, compared to $152.2 million, or 10.9 percent of sales in 1997, and $139.1 million, or 11.7 percent of sales in 1996. Increasing unit sales and a lower cost structure largely account for the 1998 improvements in operating profit.

     Sales for the Pressure Sensitive Materials segment increased slightly over the 1997 level. Operating profit, however, was lower as this business segment faced less favorable economic conditions around the globe, increased price competition in certain markets, and inefficiencies in manufacturing operations brought on by changes in sales mix and volumes. Pressure Sensitive Materials operating profits were $50.1 million in 1998, or 10.4 percent of sales, compared to $67.8 million, or 14.1 percent of sales in 1997, and $59.8 million, or 12.8 percent of sales in 1996. The 1997 improvement in operating margins resulted from a better mix of products and improved plant efficiencies.

FORWARD LOOK

     Heavy capital investments during the past several years together with an ongoing product development effort well position the Company to efficiently
provide superior packaging solutions to the marketplace.   We have strong
positions in our markets, excellent technology throughout our product lines, efficient manufacturing, and highly talented and capable people. The recently announced efforts to reorganize the Pressure Sensitive Materials segment to more effectively align its products, markets, and customers are expected to enhance its future performance. This process will, however, result in additional costs in 1999 which are expected to keep operating profits in the Pressure Sensitive Materials business essentially flat with 1998, leading to substantially better results in 2000 and beyond. The Company's packaging operations are expected to remain strong while market conditions are expected to be less favorable in 1999 than in 1998.

COSTS AND EXPENSES

     Cost of products sold as a percentage of net sales was 78.0 percent for 1998 compared to 78.9 percent for 1997 and 76.9 percent for 1996. The favorable experience in 1998 is largely due to a lower cost structure and the absence, in 1998, of the disruptive nature of the Paramount acquisition and the paper products product line restructuring in 1997.

     Selling, general, and administrative expense decreased in absolute dollars in 1998 and 1997 as a result of improved cost control and business unit dispositions. Actual expense for 1998 decreased $3.7 million or 2.0 percent compared to 1997, and decreased $3.2 million or 1.7 percent for 1997 versus 1996.

     Research and development expense was $12.2 million in 1998, $12.0 million in 1997, and $13.7 million in 1996. The disposition of the balance of our packaging machinery business reduced costs in 1997 and 1998. However, that impact was more than offset in 1998 by increased product development efforts within the Pressure Sensitive Materials business segment.

     Higher debt levels have resulted in interest expense increasing to $21.9 million for 1998 compared to $18.9 million in 1997 and $13.4 million in 1996. The increasing debt level during the three-year period was due to modestly higher working capital to support rising business activity, common stock repurchases, capital expenditures, and our business acquisition efforts.

     Other costs (income) reflect expense of $0.3 million for 1998 versus income of $4.1 million and $5.5 million in 1997 and 1996, respectively. Gains realized on the sale of business units in 1996 and 1997 were not repeated in 1998. Also included in 1998 were losses at our Brazilian joint venture. The lower income for 1997 compared to 1996 relates primarily to the charge for the restructuring of our paper products organization. See Notes 2 and 3 to the Financial Statements for an expanded discussion of these 1996 and 1997 gains and 1997 restructuring charge.

RETURN ON INVESTMENT

     Return on average common stockholders' equity in 1998 was 17.0 percent compared to 17.8 percent in 1997 and 18.7 percent in 1996.

     Operating profit as a percent of average investment, which appears in the Five-Year Summary on page five of this report, was 19.1 percent in 1998, compared to 20.3 percent in 1997 and 22.5 percent in 1996.

     Operating profit as a percent of average investment for Flexible Packaging was 18.3 percent in 1998 compared to 17.6 percent in 1997 and 20.1 percent in 1996. This same ratio for Pressure Sensitive Materials was 22.7 percent in 1998 compared to 31.5 percent in 1997 and 31.0 percent in 1996.

     Return on average total capital was 11.6 percent in 1998, 12.6 percent in 1997, and 13.7 percent in 1996. Total capital is defined as the sum of all short-term and long-term debt, including obligations under capital leases, stockholders' equity, and deferred taxes. Return on capital is based on net income adjusted for interest expense on an after-tax basis.

CAPITAL EXPENDITURES

     Capital expenditures in 1998 were $139.8 million compared to $167.5 million in 1997 and $112.0 million in 1996, including capitalized interest of $1.3 million, $1.3 million, and $.8 million for 1998, 1997, and 1996, respectively. In 1999, management anticipates expenditures to be slightly less than 1998 levels. The bulk of these expenditures, made from internally generated funds, will be for continued expansion of the Company's growth businesses, with major equipment purchases planned for the Flexible Packaging segment in both the high barrier products and polyethylene products and the expansion of our Pressure Sensitive Materials segment.

CAPITAL STRUCTURE, LIQUIDITY, AND CASH FLOW

     Stockholders' equity increased in 1998 to $670.8 million, up from $639.9 million in 1997 and $567.1 million in 1996, due primarily to earnings net of dividend payments and common stock repurchases. In 1998, $41.3 million of common stock was repurchased compared to $5.1 million in 1997 and $9.0 million in 1996. Common stock totaling $7.4 million was issued in 1998 in connection with employee stock incentive programs.

     Total debt increased $56.8 million in 1998 to $377.9 million, making total debt as a percent of total capital 34 percent compared to 31 percent in 1997 and 28 percent in 1996. In 1999, total debt is expected to decrease due to an expected reduction in common stock repurchases and capital expenditures from 1998 and 1997 levels offset by increases in working capital attributable to an expected increase in sales levels.

     Working capital (excluding short-term debt) increased by $12.2 million to $281.7 million in 1998 following an increase of $12.3 million to $269.5 million in 1997, and an increase of $29.6 million to $257.2 million in 1996. The current ratio was 2.1:1 in 1998 compared to 2.1:1 in 1997 and 2.2:1 1996.

     The Company's cash flow remained strong in 1998 as cash provided by operations was $219.2 million compared to $200.4 million in 1997 and $179.3 million in 1996. The following schedule presents the major sources and uses of cash for the Company in 1998.


                                                                       CONTINUED

                                                                             21
--------------------------------------------------------------------------------

SOURCES AND USES OF CASH
(IN MILLIONS OF DOLLARS)

SOURCES: Net Income ..............................................        $  111.4
         Depreciation and amortization ...........................            88.9
         Minority Interest .......................................             4.4
         Deferred income taxes ...................................            12.9
         Increase in total debt (net of effects
         of acquisitions and dispositions) .......................            56.4
         Other ...................................................            11.6
                                                                          --------
         Total Sources ...........................................        $  285.6
                                                                          --------
                                                                          --------
USES:  Capital expenditures ......................................        $  139.8
       Business acquisitions, net of cash acquired ...............            50.2
       Increase in working capital* (net of
       effects of acquisitions and dispositions) .................             7.6
       Common stock repurchases ..................................            41.3
       Dividends .................................................            46.7
                                                                          --------
       Total Uses ................................................        $  285.6
                                                                          --------
                                                                          --------

*EXCLUDING SHORT-TERM DEBT.

     The Company's pretax interest coverage was 9.3 times in 1998 compared to
10.3 times in 1997 and 13.2 times in 1996. Pretax income increased to $181.9 million in 1998 from $175.0 million in 1997 and $162.8 million in 1996. Interest expense was $21.9 million in 1998, $18.9 million in 1997, and $13.4 million in 1996. Following are pretax interest coverage ratios for the last five years:

Coverage of Pretax Interest by Pretax Income and Interest

     1994      1995      1996      1997      1998
    -------------------------------------------------
     15.1      12.8      13.2      10.3       9.3

     Substantial credit is available to the Company for future use, including a $327 million revolving credit agreement with seven banks. Bemis is also an issuer of commercial paper which carries an A1/P1 rating.

FOREIGN CURRENCY EXPOSURES

     The Company enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables, principally at operations in Belgium, France, Germany, Italy, United Kingdom, Sweden, and Spain. Exchange gains and losses arising from these transactions are deferred and recognized when the transaction for which the hedge was obtained is finalized. At December 31, 1998 and 1997, the Company had outstanding forward foreign currency exchange contracts aggregating $19,736,000 and $19,144,000, respectively. Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated. Based on quoted year-end market prices of forward foreign currency exchange contracts the Company would have experienced a $26,000 loss at December 31, 1998, and a $120,000 loss at December 31, 1997, had outstanding contracts been settled at those respective dates.

     In mid-January 1999, the Brazilian Government reversed a policy which will have a negative impact on the Company in the first quarter of 1999. Previously, the Brazilian Government controlled their currency by pegging it to a narrow band as it relates to the U.S. dollar. This policy was dropped in favor of allowing the Brazilian currency, the real, to float against the U.S. dollar.
The immediate effect was a devaluation of the real against the U.S. dollar. The Company has a one-third interest in a Brazilian joint venture, ITAP/Bemis Ltda. The joint venture has foreign denominated debt exposures which are only partially hedged. Net conversion losses on the debt will be recorded as an expense.

INCOME TAXES

     The Company's effective tax rate was 38.8 percent in 1998 versus 38.5 percent in 1997 and 37.9 percent in 1996. The primary difference between our overall tax rate and the U.S. statutory tax rate of 35 percent in 1998, 1997, and 1996 relates to state and local income taxes net of the federal income tax benefit.

NEW ACCOUNTING PRONOUNCEMENTS

     In 1998, the Company adopted, as required, the provisions of Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." This SFAS requires disclosure of selected financial information based on the "operating segments" of the enterprise rather than "industry segments" standard required by superseded authoritative requirements. No significant changes were required upon adoption of this SFAS No. 131. For many years the Company's business activities have been organized around its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.

     In 1998, the Company adopted, as required, the expanded disclosure provisions of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The additional disclosure requirements are included in the Notes to the Consolidated Financial Statements which are part of the Company's annual financial statements.

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 1999, establishes standards for recognition and measurement of derivatives and hedging activities. The Company will implement this statement in the year 2000 as required. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's financial position or results of operations.

MARKET PRICES AND DIVIDENDS

     The Bemis quarterly dividend was increased by 10.0 percent in the first quarter of 1998 to 22 cents per share from 20 cents. This followed first quarter increases of 11.1 percent in 1997 to 20 cents per share from 18 cents, and 12.5 percent in 1996 to 18 cents per share from 16 cents in 1995.

     Common dividends for the year were 88 cents per share, up from 80 cents in 1997 and 72 cents in 1996. The 1998 dividend payout ratio was 42 percent compared to 40 percent in 1997 and 38 percent in 1996. Based on the market price of $44.06 per share at the beginning of 1998, the dividend yield was 2.0 percent.

     Stockholders' equity per common share (book value per share) increased to $12.83 per share in 1998, up from $12.08 per share in 1997 and $10.83 per share in 1996. Trading volume in Bemis common stock was 25.5 million shares in 1998.

     In February 1999, the Board of Directors increased the quarterly cash dividend on common stock to 23 cents per share from 22 cents, a 4.5 percent increase.



                                                                       CONTINUED

22
--------------------------------------------------------------------------------

EUROPEAN COMMON CURRENCY (EURO)

     The European Economic and Monetary Union (EMU) and a new currency, the "euro", began in Europe on January 1, 1999. This is a significant and critical element in the European Union's (EU) plan to blend the economies of the EU's member states into one integrated market, with unrestricted and unencumbered trade and commerce across borders. Eleven of the fifteen member EU countries are initially participating. Other member states may join in the years to come.

     On January 1, 1999, the European Central Bank (ECB) established fixed conversion rates between the euro and existing currencies (legacy currencies) of participating member countries of the EMU. The euro now trades on currency exchanges and is available for noncash transactions on a "no compulsion, no prohibition" basis. The euro will coexist with the legacy currencies through January 1, 2002. During this transition period, currency conversion rates no longer will be computed directly from one legacy currency to another. Instead, a "triangulation" process must be applied with any amount denominated in a legacy currency first converted into a euro amount and then into the second legacy currency. Beginning on January 1, 2002, the ECB will issue euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the participating countries will withdraw all legacy bills and coins and use the euro as their legal currency.

     The principal impact on the Company will be experienced by its operations whose functional currency is the existing currency (legacy currency) of a participating member country of the EMU. The "triangulation" process and the resulting single currency denomination (the euro) will impact the information technology infrastructure, accounting record keeping requirements, and cross-border purchasing and selling. The Company recognizes that failure to timely resolve internal euro issues could result, in a worst case, in the Company's European operations' inability to obtain raw materials in a timely manner; reductions, delays, or cancellations of customer orders; delays in payments by customers for products shipped; or a general inability to record, track, and consummate business transactions. Any or all of these events could have a material adverse effect on the Company's business, financial condition, and results of operations.

     The Company has selected and installed new computer software which is euro-compliant (also Year 2000 compliant) and expects that the initial positive experience during the first few weeks of 1999 will continue as actual utilization of the new software more fully tests its functionality over a longer period of time. The cost of these efforts is expected to total $1.5 million of which approximately $1.0 million was incurred in 1998 for both expense and capital items. The overall effect on the Company's international operations, principally its Pressure Sensitive Materials business segment, is not expected to be material. In addition, the increased "price and cost transparency" expected to result from a single currency for a larger integrated market, is expected to lower material cost and lower costs associated with currency transactions, however, selling prices may be adversely affected. The experience during the first few weeks of 1999 has not been out of the ordinary and the Company expects this transition experience to continue.

YEAR 2000 ISSUE

     In late-1992, the Company began to set direction for upgrading all of its information technology (IT) systems with a focus on significant enhancement of IT support at the division level. It was the Company's intention to replace legacy IT systems with hardware and software that reflected the current state of technology. Principal objectives of this major effort were to significantly improve the quality and usefulness of computerized information management systems, to improve employee and manufacturing efficiencies, and to notably enhance the quality of service to customers, suppliers, and employees. "Year 2000 compliant," was one of many necessary attributes of any system considered. Computers and related equipment, computer software, and other office and manufacturing equipment utilizing microprocessors that use only two digits to identify a year in a date field may be unable to accurately process certain date-based information at or after the Year 2000. This is commonly referred to as the "Year 2000 issue."

     The Company, like commerce in general, is highly dependent on computerized systems or controls for the administrative recording of business transactions, for the administrative control and actual manufacture of products it sells, and for the efficient interaction between third parties such as suppliers, customers, banks, and employees. The Company recognizes that failure to timely resolve internal Year 2000 issues could result, in a worst case, in the Company's inability to obtain raw materials in a timely manner; reductions in the quality or quantity of materials obtained; reductions, delays, or cancellations of customer orders; delays in payments by customers for products shipped; or a general inability to record, track, and consummate business transactions. Any or all of these events could have a material adverse effect on the Company's business, financial condition, and results of operations.

     The Company is addressing its Year 2000 issue in three areas: (1) IT system applications, (2) non-IT systems, including engineering and manufacturing equipment applications, and (3) relationships with third parties.

     The Company has conducted an assessment of its company-wide Year 2000 issue surrounding its IT systems. Since the initial assessment in late-1992, concurrent efforts have been underway to evaluate, select, and implement third party supplied or internally developed software for company-wide or division-wide applications. Currently, a portion of all new major software applications is in daily operation. Internally developed software is Year 2000 compliant, and where third party supplied software is not Year 2000 compliant the Company has received assurance of such compliance once the updated software version is released and installed in 1999. While the current stages of completion for these concurrent efforts vary, the Company believes that implementation will be complete and Year 2000 compliant by mid-1999.

     The Company has completed the initial assessment of the Year 2000 issue surrounding its non-IT systems, including engineering and manufacturing equipment applications. Year 2000 remediation and testing efforts, which are continuing throughout the Company, are more than 50 percent complete. This Company-wide effort is being centrally coordinated with actual assessment, remediation, and implementation assigned to identified individuals at each manufacturing, warehouse, or office site. While the degree of effort and extensiveness of remediation will vary by site, it is expected that all sites will be Year 2000 compliant by mid-1999.

     Finally, the Company is continuing to examine its relationship with third parties whose failure to become Year 2000 compliant in a timely manner, if at all, could have a material effect on the Company. The Company has been in contact with significant vendors and customers with respect to such companies' Year 2000 compliance programs and status. In addition, follow-up conversations have been conducted with key customers and vendors. The Company is continuing to evaluate this effort and expects to request more detailed and updated information from its principal suppliers and customers over the next several months.


                                                                       CONTINUED

                                                                             23
--------------------------------------------------------------------------------

     The Company is developing contingency plans to address the effects of the failure of the Company or any of its principal suppliers, customers, or other third parties to become Year 2000 compliant in a timely manner. While the initial contingency plan development is expected to be completed during the first quarter of 1999, it is expected that this plan will be updated throughout 1999 as required by changes in events, facts, and circumstances surrounding the Company's Year 2000 compliance efforts as well as that of its principal suppliers, customers, and other third parties.

     Most business units meet at least monthly to review progress and plans. Senior level representatives from the various concurrent implementation and remediation teams meet at least quarterly with senior level Company management to assess progress, to assure a coordinated effort where required, and to verify a continued Company-wide focus toward a satisfactory resolution of the Company's Year 2000 issue. The Company is utilizing both internal and external resources to meet its timetable for becoming Year 2000 compliant.

     Since late-1992, when the Company began to set direction for upgrading all of its IT systems in the normal course of business, the Company has made capital investments in certain third party software and hardware systems to address the financial and operational needs of the business. These systems, which will improve the efficiencies and productivity of the replaced systems, have been, or will be certified Year 2000 compliant by the vendors and have been or will be installed by mid-1999. To date all of these capital projects were part of the Company's long term strategic capital plan and their timing was not accelerated as a result of the Year 2000 issue. Total expenditures for the remediation of "embedded chip exposures" in manufacturing equipment and facilities together with the unexpected replacement of selected computer equipment is estimated to total $2.6 million, of which approximately $0.3 million has been incurred in 1998. This effort is expected to be completed by mid-1999. All expenditures are made from internally generated funds and have not had a negative impact on the Company's capital expenditure program.

FORWARD-LOOKING STATEMENTS

     The following "Safe Harbor Statement" is made pursuant to the Private Securities Litigation Reform Act of 1995. Certain of the statements contained in the body of this report are forward-looking statements (rather than historical facts). With respect to such forward-looking statements, the Company seeks the protections afforded by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current plans and expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in such statements. These forward-looking statements include, but are not limited to, the following: the successful reorganization of the Pressure Sensitive Materials segment; the expectation that packaging operations will remain strong in 1999; the success of the Company in expanding its international business; the amount and distribution of expected capital expenditures in 1999; the expectation that total debt will decrease slightly in 1999; the cost and success of the Company's Year 2000 compliance program and euro conversion program; and the opinion of management that resolution of the Company's current environmental litigation will not produce a material adverse effect on its financial condition or results of operations.

     Factors that could cause actual results to differ from those expected include, but are not limited to, general economic conditions such as inflation, interest rates, and foreign currency exchange rates; competitive conditions within the Company's markets, including the acceptance of new and existing products offered by the Company; price increases for raw materials and the ability of the Company to pass these price increases on to its customers or otherwise manage commodity price fluctuation risks; the presence of adequate cash available for investment in the Company's business in order to maintain desired debt levels; unanticipated consequences of the Year 2000, including noncompliance by the Company's customers or suppliers; unanticipated consequences of the EMU's conversion to the euro; changes in governmental regulation, especially in the areas of environmental, health and safety matters, and foreign investment; unexpected outcomes in the Company's current and future litigation proceedings; and changes in the Company's labor relations.

BEMIS COMMON STOCK PERFORMANCE*

                                    1998                                1997                         1996
                    ------------------------------------------------------------------------------------------------
                                                DIVIDEND                      Dividend                      Dividend
                      HIGH           LOW          PAID       High      Low      Paid       High      Low      Paid
                    ------------------------------------    --------------------------    --------------------------
First Quarter       46 15/16       40 1/4         $.22      43 3/8    35 7/8    $.20      33 3/8    26 1/8    $.18
Second Quarter      46             40 5/8          .22      43 3/4    36 1/2     .20      36        30         .18
Third Quarter       41             34 15/16        .22      47 3/16   43 3/8     .20      36        29 3/8     .18
Fourth Quarter      42 3/16        33 15/16        .22      45 1/16   35 13/16   .20      37 1/8    34         .18

*New York Stock Exchange: BMS


24
--------------------------------------------------------------------------------

                                            BEMIS COMPANY, INC. AND SUBSIDIARIES

                                 FIVE-YEAR CONSOLIDATED REVIEW
                                 (IN MILLIONS, EXCEPT PERCENTS, SHARES, RATIOS, PER SHARE AMOUNTS, STOCKHOLDERS, AND EMPLOYEES)

                                                    1998           1997           1996           1995            1994
-------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Net sales ................................   $      1,848.0  $     1,877.2  $     1,655.4  $      1,523.4  $      1,390.5
Cost of products sold and other expenses .          1,644.2        1,683.3        1,479.2         1,375.8         1,264.0
Interest expense .........................             21.9           18.9           13.4            11.5             8.4
Income before income taxes ...............            181.9          175.0          162.8           136.1           118.1
Income taxes .............................             70.5           67.4           61.7            50.9            45.3
Net income ...............................            111.4          107.6          101.1            85.2            72.8
Net income as a percent of net sales .....              6.0%           5.7%           6.1%            5.6%            5.2%

COMMON SHARE DATA
Diluted earnings per share ...............   $         2.09  $        2.00  $        1.90  $         1.63  $         1.40
Dividends per common share ...............              .88            .80            .72             .64             .54
Book value per common share ..............            12.83          12.08          10.83            9.76            8.16
Stock PE ratio range .....................            16-22          18-23          14-20           14-18           15-18
Average common shares and common
  share equivalents outstanding
  during the year for computation
  of diluted earnings per share ..........       53,323,704     53,879,948     53,252,250      52,311,421      51,953,210
Common shares outstanding at year-end ....       52,269,158     52,967,511     52,360,699      52,567,349      51,211,326

CAPITAL STRUCTURE AND OTHER DATA
Current ratio ............................              2.1            2.1            2.2             2.0             2.0
Working capital ..........................            275.2          265.2          252.5           223.1           208.1
  Total assets ...........................          1,453.1        1,362.6        1,168.8         1,030.6           923.3
  Long-term debt .........................            371.4          316.8          240.9           166.4           170.7
Long-term obligations under capital leases                                            0.2                             1.0
Stockholders' equity .....................            670.8          639.9          567.1           512.8           418.0
Return on average common equity ..........             17.0%          17.8%          18.7%           18.3%           18.5%
Return on average total capital ..........             11.6%          12.6%          13.7%           13.5%           13.4%
Depreciation and amortization ............             88.9           78.9           66.2            58.0            51.8
Capital expenditures .....................            139.8          167.5          112.0            93.6            93.1
Number of common stockholders ............            5,721          5,874          5,947           5,711           5,602
Number of employees ......................            9,364          9,275          8,876           8,515           8,120
Wages and salaries .......................            351.2          348.8          314.5           287.0           276.8
Research and development expense .........             12.2           12.0           13.7            13.6            13.1


                                                                             25
--------------------------------------------------------------------------------

BEMIS COMPANY, INC. AND SUBSIDIARIES

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

     PricewaterhouseCoopers LLP, independent accountants, are retained to audit the financial statements. Their audit is conducted in accordance with generally accepted auditing standards and includes selective reviews of internal accounting controls.

     The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with management, internal auditors, and independent accountants to review the work of each and to satisfy itself that the respective parties are properly discharging their responsibilities. Both PricewaterhouseCoopers LLP and the internal auditors have had unrestricted access to the Audit Committee, without the presence of Company management, for the purpose of discussing the results of their examination and their opinions on the adequacy of internal accounting controls and the quality of financial reporting.

/s/ John H. Roe       /s/ Benjamin R. Field, III   /s/ Gene C. Wulf
John H. Roe           Benjamin R. Field, III       Gene C. Wulf
Chairman and Chief    Senior Vice President,       Vice President and Controller
Executive Officer     Chief Financial Officer
                      and Treasurer

REPORT OF INDEPENDENT ACCOUNTANTS
To the Stockholders and the Board of Directors of Bemis Company, Inc.:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Bemis Company, Inc., and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota, January 22, 1999


26
--------------------------------------------------------------------------------

                                            BEMIS COMPANY, INC. AND SUBSIDIARIES

                              CONSOLIDATED STATEMENT OF INCOME
                              YEARS ENDED DECEMBER 31,
                              (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                1998          1997           1996
----------------------------------------------------------------------------------------------------
Net sales ...............................................   $ 1,848,004   $ 1,877,237    $ 1,655,431

Costs and expenses:

         Cost of products sold ..........................     1,441,391     1,480,365      1,273,570

         Selling, general, and administrative expenses ..       185,841       189,590        192,819

         Research and development .......................        12,224        12,012         13,655

         Interest .......................................        21,866        18,893         13,397

         Other costs (income), net ......................           332        (4,057)        (5,497)

         Minority interest in net income ................         4,418         5,450          4,706
                                                            -----------   -----------    -----------
Income before income taxes ..............................       181,932       174,984        162,781

Provision for income taxes ..............................        70,500        67,400         61,700
                                                            -----------   -----------    -----------

Net income ..............................................   $   111,432   $   107,584    $   101,081
                                                            -----------   -----------    -----------
                                                            -----------   -----------    -----------

Basic earnings per share of common stock ................   $      2.10   $      2.03    $      1.92
                                                            -----------   -----------    -----------
                                                            -----------   -----------    -----------

Diluted earnings per share of common stock ..............   $      2.09   $      2.00    $      1.90
                                                            -----------   -----------    -----------
                                                            -----------   -----------    -----------

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

                                                                             27
--------------------------------------------------------------------------------

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
DECEMBER 31, (IN THOUSANDS OF DOLLARS)

ASSETS                                                  1998        1997
---------------------------------------------------------------------------
Current assets:

         Cash ...................................   $   23,738   $   13,827

         Accounts receivable - less
         $12,863 and $12,110 for doubtful
         accounts and allowances ................      246,676      233,547

         Inventories ............................      212,613      221,576

         Prepaid expenses and deferred charges ..       34,912       47,443
                                                    ----------   ----------
                  Total current assets ..........      517,939      516,393
                                                    ----------   ----------

Property and equipment:

         Land and land improvements .............       14,811       13,563

         Buildings and leasehold improvements ...      219,055      204,263

         Machinery and equipment ................      918,782      826,671
                                                    ----------   ----------
                                                     1,152,648    1,044,497

         Less - accumulated depreciation ........      412,547      359,270
                                                    ----------   ----------
                                                       740,101      685,227
                                                    ----------   ----------

Excess of cost of investments in subsidiaries
         over net assets acquired ...............      160,819      150,632

Other assets ....................................       34,195       10,315
                                                    ----------   ----------
                                                       195,014      160,947
                                                    ----------   ----------
Total Assets ....................................   $1,453,054   $1,362,567
                                                    ----------   ----------
                                                    ----------   ----------

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)


                                                                       CONTINUED

28
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY                               1998            1997
-----------------------------------------------------------------------------------------
Current liabilities:

         Current portion of long-term debt .................   $     2,946    $     2,173

         Short-term borrowings .............................         3,553          2,105

         Accounts payable ..................................       193,088        195,346

         Accrued liabilities:
                  Salaries and wages .......................        31,629         34,892

                  Income taxes .............................         2,927          8,445

                  Other taxes ..............................         8,645          8,226
                                                               -----------    -----------
                           Total current liabilities .......       242,788        251,187

Long-term debt, less current portion .......................       371,363        316,791

Deferred taxes .............................................        76,204         64,066

Other liabilities and deferred credits .....................        54,655         56,876
                                                               -----------    -----------
                  Total liabilities ........................       745,010        688,920
                                                               -----------    -----------
Minority interest ..........................................        37,237         33,762

Commitments and Contingencies...............................

Stockholders' equity:

         Common stock, $.10 par value:
                  Authorized-248,000,000 shares
                  Issued-59,056,047 and 58,643,557 shares ..         5,906          5,864

         Capital in excess of par value ....................       181,908        174,562

         Retained income ...................................       691,315        626,584

         Other comprehensive income (loss) .................        (6,116)        (6,263)

         Common stock held in treasury,
                  6,786,889 and 5,676,046 shares, at cost...      (202,206)      (160,862)
                                                               -----------    -----------
                  Total stockholders' equity ...............       670,807        639,885
                                                               -----------    -----------
Total liabilities and stockholders' equity .................   $ 1,453,054    $ 1,362,567
                                                               -----------    -----------
                                                               -----------    -----------



                                                                             29
--------------------------------------------------------------------------------

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, (IN THOUSANDS OF DOLLARS)

                                                                        1998         1997         1996
---------------------------------------------------------------------------------------------------------
Cash flows from operating activities:

         Net income ...............................................   $ 111,432    $ 107,584    $ 101,081

         Noncash items:

                  Depreciation and amortization ...................      88,910       78,856       66,192

                  Minority interest in net income .................       4,418        5,450        4,706

                  Deferred income taxes, noncurrent portion .......      12,941        7,312        7,035

                  Undistributed earnings of affiliated companies ..       1,546

                  (Gain) loss on sale of property and equipment ...         (74)       1,155          245
                                                                      ---------    ---------    ---------
         Cash provided by operations ..............................     219,173      200,357      179,259

         Changes in working capital, net of effect of acquisitions and dispositions:

                  Accounts receivable .............................      (9,816)     (13,982)     (14,062)

                  Inventories .....................................      11,508      (27,880)     (25,243)

                  Prepaid expenses and deferred changes ...........      12,565       (7,684)       1,065

                  Accounts payable ................................      (3,141)     (13,610)      (4,520)

                  Accrued salaries and wages ......................      (3,780)        (731)       4,180

                  Accrued income taxes ............................      (5,493)       2,969       (7,817)

                  Accrued other taxes .............................         429        2,495       (3,825)

         Changes in other liabilities and deferred credits ........      (2,002)      (2,223)       4,612

         Changes in deferred charges and other investments ........       1,497        4,000        2,563
                                                                      ---------    ---------    ---------
Net cash provided by operating activities .........................   $ 220,940    $ 143,711    $ 136,212
                                                                      ---------    ---------    ---------

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)


                                                                       CONTINUED

30
--------------------------------------------------------------------------------

CONTINUED                                                        1998         1997                1996
----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:

         Additions to property, plant, and equipment .......   $(139,833)   $(167,520)          $(111,950)

         Business acquisitions, net of cash acquired .......     (50,206)       2,055             (74,114)

         Business divestiture ..............................                   27,984              12,752

         Proceeds from sale of property and equipment ......       3,993        2,652               1,960

         Other .............................................          11          (22)                 37
                                                               ---------    ---------           ---------
Net cash used by investing activities ......................    (186,035)    (134,851)           (171,315)
                                                               ---------    ---------           ---------
Cash flows from financing activities:

         Increase in long-term debt ........................      56,946       59,628              79,952

         Repayment of long-term debt .......................      (2,374)     (14,875)             (5,310)

         Change in short-term borrowings ...................       1,272         (618)              1,926

         Change in current portion of long-term debt .......         574          467              (1,699)

         Cash dividends paid ...............................     (46,701)     (42,418)            (37,830)

         Subsidiary dividends to minority stockholders .....      (1,835)      (1,835)             (1,841)

         Purchase of common stock for the treasury .........     (41,344)      (5,051)             (8,962)

         Stock incentive programs and related tax effects ..       7,388           51                 312
                                                               ---------    ---------           ---------
Net cash (used) provided by financing activities ...........     (26,074)      (4,651)             26,548
                                                               ---------    ---------           ---------
Effect of exchange rates ...................................       1,080         (605)             (3,254)
                                                               ---------    ---------           ---------
Net increase (decrease) in cash ............................   $   9,911    $   3,604           $ (11,809)
                                                               ---------    ---------           ---------
                                                               ---------    ---------           ---------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Noncash investing and financing activities:

         Fair value of assets acquired .....................   $  54,180    $ 123,262           $  92,218

         Liabilities assumed ...............................       3,974      100,213              14,937

         Minority interest acquired ........................                                        1,108
                                                               ---------    ---------           ---------
         Net value acquired ................................      50,206       23,049              76,173

         Common stock issued ...............................                   25,104               2,059
                                                               ---------    ---------           ---------
         Cash used for acquisition .........................   $  50,206    $  (2,055)          $  74,114
                                                               ---------    ---------           ---------
                                                               ---------    ---------           ---------
Interest paid during the year ..............................   $  22,900    $  19,752           $  14,268

Income taxes paid during the year ..........................   $  48,897    $  55,813           $  60,955


                                                                             31
--------------------------------------------------------------------------------

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)

                                                      Capital in                   Other         Common         Total
                                            Common    Excess of     Retained   Comprehensive    Stock Held    Stockholders'
                                            Stock     Par Value      Income    Income (Loss)   in Treasury      Equity
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995 . . . . .      $5,781     $147,119     $498,167      $ 8,590      $(146,849)     $512,808

Net income for 1996. . . . . . . . . .                               101,081                                   101,081

Translation adjustment for 1996. . . .                                             (3,917)                      (3,917)

Pension liability adjustment,
net of $948 tax benefit. . . . . . . .                                              1,546                        1,546
                                                                                                              --------
Total comprehensive income . . . . . .                                                                          98,710
                                                                                                              --------
Cash dividends paid on
common stock, $.72 per share . . . . .                               (37,830)                                  (37,830)

Stock incentive programs
and related tax effects. . . . . . . .           2          310                                                    312

Common stock transactions related to
an acquisition of a subsidiary
company. . . . . . . . . . . . . . . .           7        2,052                                                  2,059

Purchase of 292,000 shares
of common stock. . . . . . . . . . . .                                                            (8,962)       (8,962)
                                            ------     --------     --------      -------      ---------      --------
Balance at December 31, 1996 . . . . .      $5,790     $149,481     $561,418      $ 6,219      $(155,811)     $567,097
                                            ------     --------     --------      -------      ---------      --------
Net income for 1997. . . . . . . . . .                               107,584                                   107,584

Translation adjustment for 1997. . . .                                            (11,109)                     (11,109)

Pension liability adjustment,
net of $842 tax benefit. . . . . . . .                                             (1,373)                      (1,373)
                                                                                                              --------
Total comprehensive income . . . . . .                                                                          95,102
                                                                                                              --------
Cash dividends paid on
common stock, $.80 per share . . . . .                               (42,418)                                  (42,418)

Stock incentive programs
and related tax effects. . . . . . . .           4           47                                                     51

Common stock transactions
related to an acquisition of
a subsidiary company . . . . . . . . .          70       25,034                                                 25,104

Purchase of 139,429 shares
of common stock. . . . . . . . . . . .                                                            (5,051)       (5,051)
                                            ------     --------     --------      -------      ---------      --------
Balance at December 31, 1997 . . . . .      $5,864     $174,562     $626,584      $(6,263)     $(160,862)     $639,885
                                            ------     --------     --------      -------      ---------      --------

Net income for 1998. . . . . . . . . .                               111,432                                   111,432

Translation adjustment for 1998. . . .                                                (72)                         (72)

Pension liability adjustment,
net of $102 tax benefit. . . . . . . .                                                219                          219
                                                                                                              --------
Total comprehensive income . . . . . .                                                                         111,579
                                                                                                              --------
Cash dividends paid on
common stock, $.88 per share . . . . .                               (46,701)                                  (46,701)

Stock incentive programs
and related tax effects. . . . . . . .          42        7,346                                                  7,388

Purchase of 1,110,843 shares
of common stock. . . . . . . . . . . .                                                           (41,344)      (41,344)
                                            ------     --------     --------      -------      ---------      --------
Balance at December 31, 1998 . . . . .      $5,906     $181,908     $691,315      $(6,116)     $(202,206)     $670,807
                                            ------     --------     --------      -------      ---------      --------
                                            ------     --------     --------      -------      ---------      --------

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.)

32
--------------------------------------------------------------------------------

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

INVENTORIES ARE VALUED AT THE LOWER OF COST OR MARKET: Cost is determined by the last-in, first-out (LIFO) method for most domestic inventories. Cost for all other inventories is determined using the first-in, first-out (FIFO) method.

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

EXCESS OF COST OF INVESTMENTS IN SUBSIDIARIES OVER NET TANGIBLE ASSETS
ACQUIRED: The excess relating to companies acquired prior to 1971 is not amortized against income unless a loss of value becomes evident. The excess resulting from investments made subsequent to 1970 is being amortized against income over various periods ranging from 20 to 40 years. The recoverability of unamortized goodwill and other intangible assets is assessed on an ongoing basis by comparing undiscounted cash flows from applicable operations to related net book value.

TAXES ON UNDISTRIBUTED EARNINGS: No provision is made for U.S. income taxes on earnings of subsidiary companies which the Company controls but does not include in the consolidated federal income tax return since it is management's practice and intent to permanently reinvest the earnings.

TRANSLATION OF FOREIGN CURRENCIES: Assets and liabilities are translated at the exchange rate as of the balance sheet date. All revenue and expense accounts are translated at average exchange rates in effect during the year. Translation adjustments are recorded as a separate component of equity.

STATEMENT OF CASH FLOWS: For purposes of reporting cash flows, cash includes cash on hand and demand deposit accounts.

PREFERRED STOCK PURCHASE RIGHTS: On August 3, 1989, the Company's Board of Directors adopted a Shareholder Rights Plan by declaring a dividend of one preferred share purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one two-hundredth of a share of Series A Junior Preferred Stock for $60. The rights become exercisable if a person or group acquires 20 percent or more of the Company's outstanding common stock, subject to certain exceptions, or announces an offer which would result in such person acquiring 20 percent or more of the Company's outstanding common stock. If a person or group acquires 20 percent or more of the Company's outstanding common stock, subject to certain exceptions, each right will entitle its holder to buy common stock of the Company having a market value of twice the exercise price of the right. The rights expire August 22, 1999, and may be redeemed by the Company for 1 cent per right at any time before, or, in certain circumstances, within 30 days (subject to extension) following the announcement that a person has acquired 20 percent or more of the Company's outstanding common stock. In connection with the Shareholder Rights Plan, the Company's Board of Directors authorized 600,000 shares of Series A Junior Preferred Stock with a par value of $1 per share. At December 31, 1998, none of these shares were issued or outstanding.

BUSINESS SEGMENT INFORMATION: In 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." The "operating" approach required by SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," which focused on an "industry segment" approach. No significant change in disclosure was required by the Company as a result of the adoption of SFAS No. 131.

ENVIRONMENTAL COST: The Company is involved in a number of environmental related disputes and claims. The Company accrues for environmental costs when it is probable that these costs will be incurred and can be reasonably estimated. At December 31, 1998 and 1997, reserves were $1,971,000 and $1,745,000, respectively. Adjustments to the reserve accounts and costs which were directly expensed for environmental remediation matters resulted in charges to the income statements for 1998, 1997, and 1996 of $169,000, $896,000, and ($181,000), net of third party reimbursements totaling $186,000, $515,000, and $439,000, for 1998, 1997, and 1996, respectively.

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

                                                                       CONTINUED


                                                                             33
--------------------------------------------------------------------------------

NOTE 2 - BUSINESS ACQUISITIONS AND DISPOSITIONS

     On June 4, 1998, the Company formed Bemis Europe Holdings, S.A. to acquire the Techy group, a European manufacturer of flexible packaging. The acquisition, which was effective on June 30, 1998, and was accounted for under the purchase method of accounting, added manufacturing and sales locations in Belgium, France, and the United Kingdom. Approximately $11.3 million was paid at closing to acquire 100% control.

     Effective February 1, 1998, the Company purchased a one-third interest in a newly formed Brazilian joint venture, ITAP/Bemis Ltda. for $38.9 million. This joint venture between the Company and Dixie Toga, S.A., the largest supplier of flexible packaging in South America, creates an organization that is strong in market knowledge and presence to serve the needs of the South American marketplace. Since Bemis did not purchase a controlling interest in the company, this investment and future earnings are being recorded on the equity basis of accounting.

     On May 4, 1997, the Company sold the remainder of its Packaging Machinery Division, which had annual sales of approximately $93 million, to Barry-Wehmiller Group, Inc. of St. Louis, Missouri. Cash received totaled approximately $39 million, including the $10.7 million pretax gain which is included in other income.

     On March 14, 1997, the Company, through its subsidiary, Morgan Adhesives Company, acquired the assets of a division of GPOA, L.P. for a cash payment of approximately $6 million. This business now serves as a catalog distribution channel for the Company's pressure sensitive labeling products. Results of operations for this new division subsequent to March 13, 1997, are included in these financial statements.

     Effective January 1, 1997, the Company acquired all of the outstanding common stock of Paramount Packaging Corporation (Paramount) with annual sales of approximately $100 million. Paramount, which has facilities in Pennsylvania, Tennessee, Texas, and England, manufactures flexible packaging for a variety of markets, with a strong emphasis on disposable diaper packaging and other sanitary products. The total purchase price, net of cash acquired, of approximately $53 million in Bemis common stock and the assumption of debt, has been accounted for under the purchase method of accounting, and results of operations for Paramount subsequent to December 31, 1996, are included in these financial statements.

     Effective December 31, 1996, the Company, through its subsidiary Milprint, Inc., acquired all of the assets of Paramount Packaging, LLC (Paramount-LLC) of Lebanon, Pennsylvania, for a combination of cash and the assumption of debt. Paramount-LLC, with total annual sales of approximately $30 million in the confectionery packaging market, operates a manufacturing facility in Pennsylvania. The total purchase price of approximately $11 million has been accounted for under the purchase method of accounting, and results of operations for Paramount-LLC subsequent to December 31, 1996, are included in these financial statements.

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

NOTE 3 - RESTRUCTURING OF OPERATIONS

     During the second quarter of 1997, the Company announced the reorganization of its paper products operations and recorded a $7.8 million charge to absorb the cost of this effort. The reorganization principally involved the closure of two manufacturing facilities and the realignment of the business organization into operating units targeting specific focused markets in which the company anticipates faster growing market segments. With the realigned organization the Company expects increased market share and enhanced profitability through reduced product specification and improved plant efficiency.

     The restructuring effort was expected to result in the elimination of 289 jobs in the U.S. in conjunction with the closing of two manufacturing facilities. Other costs associated with the integration of equipment, business, and people from closed facilities into the remaining business units was expensed as incurred. At the close of the project, actual employee reductions totaled 278 with 11 employee relocations.

     Both manufacturing facility closures and the realignment of the business organization were completed as of the end of 1998. Of the $7.8 million estimated restructuring expense, actual cash cost was $4.8 million and total non-cash cost was $2.5 million. The remaining $.5 million reserve was restored to income in 1998, since the project was completed.

EMPLOYEE SEPARATIONS-RESTRUCTURING

                      HOURLY    SALARIED    TOTAL
-------------------------------------------------
Planned Employee
Reductions             236         53        289
                       ---         --        ---
                       ---         --        ---
Actual Employee
Reductions-1997        135         23        158

Actual Employee
Reductions-1998        102         18        120

Employee Relocations     2          9         11
                       ---         --        ---
Cumulative Total       239         50        289
                       ---         --        ---
                       ---         --        ---

                                                                       CONTINUED

34
--------------------------------------------------------------------------------

ANALYSIS OF RESTRUCTURING RESERVE

                                                                   OTHER
                                          EMPLOYEE       ASSET      EXIT
(in thousands of dollars)                   COSTS    WRITE-DOWNS    COSTS     TOTAL          CASH     NON-CASH
--------------------------------------------------------------------------------------------------------------
Reserve balance at June 30, 1997 ......   $(3,004)    $(1,798)    $(2,972)   $(7,774)      $(6,201)   $(1,573)
1997 Reserve charges ..................       351         523         164      1,038           517        521
                                          -------     -------     -------    -------       -------    -------
Reserve balance at December 31, 1997 ..    (2,653)     (1,275)     (2,808)    (6,736)       (5,684)    (1,052)
1998 Reserve charges ..................     2,339       2,024       1,864      6,227         4,227      2,000
                                          -------     -------     -------    -------       -------    -------
Reserve balance at December 31, 1998 ..   $  (314)    $   749     $  (944)   $  (509)(A)   $(1,457)   $   948
                                          -------     -------     -------    -------       -------    -------
                                          -------     -------     -------    -------       -------    -------

(A) Restored to income in the fourth quarter of 1998.

NOTE 4 - INVENTORIES

     The Company utilizes the LIFO method of inventory valuation for most domestic inventories. Approximately 77 percent of the December 31, 1998, and 81 percent of the December 31, 1997, inventories are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out (FIFO) method.

Inventories are summarized at December 31, as follows:

(IN THOUSANDS OF DOLLARS)                   1998         1997
---------------------------------------------------------------
Raw materials and supplies ...........   $  87,242    $ 101,104
Work in process and finished goods ...     154,518      166,443
                                         ---------    ---------
                                           241,760      267,547
Excess of current cost
over LIFO inventory value ............     (29,147)     (45,971)
                                         ---------    ---------
Total inventories ....................   $ 212,613    $ 221,576
                                         ---------    ---------
                                         ---------    ---------

NOTE 5 - PENSION PLANS

     Total pension expense in 1998, 1997, and 1996 was $3,525,000, $8,351,000, and $9,912,000,  respectively.

     Defined contribution plans cover employees at five different manufacturing or administrative locations and provide for contributions ranging from 2 percent to 6 percent of covered employees' salaries or wages and totaled $733,000 in 1998, $688,000 in 1997, and $1,390,000 in 1996. Multiemployer plans cover employees at two different manufacturing locations and provide for contributions to a union administered defined benefit pension plan. Amounts charged to pension cost and contributed to the plan in 1998, 1997, and 1996 totaled $1,267,000, $1,186,000, and $1,114,000, respectively.

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

     Net periodic pension cost for defined benefit plans included the following components:

(IN THOUSANDS OF DOLLARS)                 1998         1997       1996
------------------------------------------------------------------------
Service cost-benefits earned
    during the year .................   $  7,575    $  6,634    $  6,320
Interest cost on projected
    benefit obligation ..............     17,891      17,622      16,443
Expected return on plan assets ......    (26,045)    (20,796)    (18,237)
Amortization of unrecognized
    transition obligation ...........      1,060       1,216       1,327
Amortization of prior service cost ..        662         490         468
Recognized net (gain) or loss .......       (429)        444         278
                                        --------    --------    --------
Net periodic pension cost ...........   $    714    $  5,610    $  6,599
                                        --------    --------    --------
                                        --------    --------    --------

     Changes in benefit obligation and plan assets, and a reconciliation of the funded status at December 31, 1998 and 1997, are as follows:


(IN THOUSANDS OF DOLLARS)                         1998           1997
-----------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATIONS
-----------------------------------------------------------------------
Benefit obligation at the
    beginning of the year ....................   $ 262,775    $ 255,465
    Service cost .............................       7,575        6,634
    Interest Cost ............................      17,891       17,622
    Plan amendments ..........................       1,626        2,270
    Curtailment (gain) or loss ...............           0       (2,504)
    Special termination benefits .............         336            0
    Actuarial (gain) or loss .................      13,069       (5,085)
    Acquisition ..............................         (11)       2,975
    Benefits paid ............................     (15,519)     (14,606)
    Foreign currency exchange rate changes ...         (90)           4
                                                 ---------    ---------
Benefit obligation at the end of the year ....   $ 287,652    $ 262,775
                                                 ---------    ---------
                                                 ---------    ---------
CHANGE IN PLAN ASSETS
-----------------------------------------------------------------------
Fair value of plan assets at the
    beginning of the year ....................   $ 301,038    $ 248,730
    Actual return on plan assets .............      84,086       63,419
    Acquisition ..............................           0        3,303
    Employer contribution ....................         249          117
    Benefits Paid ............................     (15,519)     (14,606)
    Foreign currency exchange rate changes ...        (250)          75
                                                 ---------    ---------
Fair value of plan assets at the end of the
    year .....................................   $ 369,604    $ 301,038
                                                 ---------    ---------
                                                 ---------    ---------
RECONCILIATION OF FUNDED STATUS
-----------------------------------------------------------------------
Funded status .................................  $  81,952    $  38,263
Unrecognized net (gain) or loss ...............   (106,782)     (63,138)
Unrecognized transition (asset) or obligation .      4,287        5,743
Unrecognized prior service cost ...............      7,027        6,064
                                                 ---------    ---------
Accrued pension liability ....................   $ (13,516)   $ (13,068)
                                                 ---------    ---------
                                                 ---------    ---------

                                                                       CONTINUED

                                                                             35
--------------------------------------------------------------------------------

     The Company has recorded the following amounts pursuant to Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," to reflect the minimum pension obligation at December 31:

(IN THOUSANDS OF DOLLARS)                1998        1997
---------------------------------------------------------
Intangible asset ...................   $   749    $   906
Prepaid tax ........................       966      1,068
Pension liability ..................    (3,238)    (3,716)
                                       -------    -------
Reduction in stockholders' equity ..   $(1,523)   $(1,742)
                                       -------    -------
                                       -------    -------

     Presented below are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets at December 31:

(IN THOUSANDS OF DOLLARS)                1998        1997
---------------------------------------------------------

Projected benefit obligation .......   $14,393    $12,539
Accumulated benefit obligation .....    10,566      9,214
Fair value of assets ...............         0          0

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation together with the expected long-term rate of return on assets is presented below.

                                                        1998   1997
--------------------------------------------------------------------
Weighted-average discount rate ..................       6.75%   7.0%
Rate of increase in future compensation levels ..       5.25%   5.5%
Expected long-term rate of return on assets .....      10.00%   9.4%

NOTE 6 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company sponsors several defined benefit postretirement plans that cover a majority of salaried and a portion of nonunion hourly employees. These plans provide health care benefits and, in some instances, provide life insurance benefits. Except for one closed-group plan, which is noncontributory, postretirement health care plans are contributory, with retiree contributions adjusted annually; life insurance plans are noncontributory.

     Net periodic postretirement benefit costs for 1998, 1997, and 1996 included the following components:

(IN THOUSANDS OF DOLLARS)                       1998     1997    1996
-----------------------------------------------------------------------
Service cost - benefits earned
    during the year .........................   $ 195    $ 176    $ 151
Interest cost on accumulated
    postretirement benefit obligation .......     765      843      792
Amortization of prior service cost ..........      12       11        0
Recognized net (gain) or loss ...............    (342)    (340)    (371)
                                                -----    -----    -----
Net periodic postretirement benefit cost ....   $ 630    $ 690    $ 572
                                                -----    -----    -----
                                                -----    -----    -----

     For measurement purposes, a 9.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999; the rate was assumed to decrease gradually to 5.5 percent by the year 2003 and remain at that level thereafter. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75 percent in 1998 and 7.0 percent in 1997.

Changes in benefit obligations and plan assets, and a reconciliation of the funded status at December 31, 1998 and 1997, are as follows:

(IN THOUSANDS OF DOLLARS)                           1998        1997
----------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATIONS
----------------------------------------------------------------------
Benefit obligation at the
    beginning of the year ....................   $ 11,373    $ 12,345
    Service cost .............................        195         176
    Interest Cost ............................        765         843
    Actuarial (gain) or loss .................        781        (822)
    Benefits paid ............................       (880)     (1,169)
                                                 --------    --------
Benefit obligation at the end of the year ....   $ 12,234    $ 11,373
                                                 --------    --------
                                                 --------    --------
CHANGE IN PLAN ASSETS
----------------------------------------------------------------------
Fair value of plan assets at the
    beginning of the year ....................   $      0    $      0
    Employer contribution ....................        880       1,169
    Benefits Paid ............................       (880)     (1,169)
                                                 --------    --------
Fair value of plan assets at the end of the
    year .....................................   $      0    $      0
                                                 --------    --------
                                                 --------    --------
RECONCILIATION OF FUNDED STATUS
----------------------------------------------------------------------
Funded status ................................   $ 12,234    $ 11,373
Unrecognized net (gain) or loss ..............     (4,117)     (5,240)
Unrecognized prior service cost ..............        103         114
                                                 --------    --------
Accrued postretirement benefit liability .....   $(16,248)   $(16,499)
                                                 --------    --------
                                                 --------    --------

The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point change in assumed health care trends would have the following effects:

                                        1 Percentage    1 Percentage
                                       Point Increase  Point Decrease
----------------------------------------------------------------------
Effect on total of service and
    interest cost components .......   $  103,000       $  (86,000)
Effect on postretirement
    benefit obligation .............   $1,029,000       $ (900,000)

                                                                       CONTINUED


36
--------------------------------------------------------------------------------

NOTE 7 - STOCK OPTION AND INCENTIVE PLANS

     Since 1987, the Company's stock option and stock award plans have provided for the issuance of up to 4,400,000 shares of common stock to key employees. As of December 31, 1998, 1997, and 1996, respectively, 922,179, 1,025,501, and
1,657,447 shares were available for future grants under these plans.

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

     At December 31, 1998, fourteen participants held options with expiration dates ranging from 1999 to 2007 at option prices ranging from $12.63 to $45.03 per share with a weighted-average price of $24.32 per share.

     Details of the stock option plans at December 31, 1998, 1997, and 1996, are:

                                        Numbers    Per Share Option    Weighted - Average
                                       of Shares      Price Range        Price Per Share
-----------------------------------------------------------------------------------------
Outstanding at December 31, 1995 .      889,766     $ 5.75 - $24.63        $   16.54
    Granted ......................      255,117               32.31            32.31
    Exercised ....................      (20,000)               5.75             5.75
-----------------------------------------------------------------------------------------
Outstanding at December 31, 1996 ..   1,124,883     $ 12.63 - 32.31        $   20.31
    Granted .......................     155,000       37.34 - 45.03            44.78
    Exercised .....................    (100,000)              12.63            12.63
-----------------------------------------------------------------------------------------
Outstanding at December 31, 1997 ..   1,179,883     $ 12.63 - 45.03        $   24.18
    Exercised .....................     (39,756)      18.72 - 24.63            20.17
-----------------------------------------------------------------------------------------
Outstanding at December 31, 1998 ..   1,140,127     $ 12.63 - 45.03        $   24.32
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
Exercisable at December 31, 1998 ..     955,088     $ 12.63 - 45.03        $   21.44
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

     In 1994, the Company adopted a Stock Incentive Plan for certain key executive employees. Since its adoption, all of the grants of either stock options or performance units (commonly referred to as restricted stock) have been made under this plan. Distribution of the performance units is normally made in the form of shares of Bemis common stock on a one for one basis. Distribution of the shares will normally be made not less than four years nor more than six years from the date of the performance unit grant. All performance units granted under the plan are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement. In addition, cash payments are made during the grant period on outstanding performance units equal to the dividend on Bemis common stock. The cost of the awards is charged to income over the period of the grant:
$7,012,000 was expensed in 1998, $4,230,000 in 1997, and $4,291,000 in 1996.

     Details of the stock award plan at December 31, 1998, 1997, and 1996, are:

                                         Number
                                       of Shares
-------------------------------------------------
Outstanding at December 31, 1995 ..    1,070,868
    Granted .......................       59,557
    Canceled ......................      (32,137)
                                       ---------
Outstanding at December 31, 1996 ..    1,098,288
    Granted .......................      538,278
    Canceled ......................      (61,332)
                                       ---------
Outstanding at December 31, 1997 ..    1,575,234
    Granted .......................      185,438
    Paid ..........................     (626,399)
    Canceled ......................      (82,116)
                                       ---------
Outstanding at December 31, 1998 ..    1,052,157
                                       ---------
                                       ---------

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for stock options and awards in 1998, 1997, and 1996 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                1998               1997               1996
-------------------------------------------------------------------------------
Net earnings-
    as reported ........   $   111,432,000    $   107,584,000    $   101,081,000

Net earnings-
    pro forma ..........   $   109,185,000    $   106,528,000    $    99,944,000

Diluted earnings
    per share-
    as reported ........   $          2.09    $          2.00    $          1.90

Diluted earnings
    per share-
    pro forma ..........   $          2.05    $          1.98    $          1.88
Dividend yield .........               2.0%               1.9%               2.2%
Expected volatility ....              27.1%              27.0%              27.3%
Risk-free interest rate.               7.0%               7.0%               7.0%
Expected lives .........         5.9 YEARS          9.0 years          9.1 years

     The fair value of each grant made in 1998, 1997, or 1996 is estimated on the date of grant using the Black-Scholes option pricing model using the above indicated weighted-average assumptions for dividend yield, expected volatility, risk-free interest rate, and expected lives.

                                                                       CONTINUED

                                                                             37
--------------------------------------------------------------------------------

NOTE 8 - LEASES

     All noncancelable leases have been categorized as capital or operating leases. The Company has leases for manufacturing plants, warehouses, machinery and equipment, and administrative offices with terms (including renewal options) ranging from one to 25 years. Under most leasing arrangements, the Company pays the property taxes, insurance, maintenance, and expenses related to the leased property. Total rental expense under operating leases was $13,095,000 in 1998, $14,129,000 in 1997, and $9,664,000 in 1996.

     The present values of minimum future obligations shown in the following chart are calculated based on interest rates ranging from 11-1/4 percent to 23-3/4 percent determined to be applicable at the inception of the lease. Interest expense on the outstanding obligations under capital leases was $31,000 in 1998, $2,000 in 1997, and $2,000 in 1996.

Minimum future obligations on leases in effect at December 31, 1998, are:

                                               Capital  Operating
(IN THOUSANDS OF DOLLARS)                      Leases    Leases
-----------------------------------------------------------------
1999  .....................................   $    94    $10,440
2000  .....................................         2      6,928
2001  .....................................         0      4,620
2002  .....................................         0      2,529
2003  .....................................         0      2,033
                                              -------
Thereafter ................................         0      3,484
                                              -------    -------
Total minimum obligations .................        96    $30,034
                                                         -------
                                                         -------
Less amount representing interest .........         9
                                              -------
Present value of net minimum obligations ..        87
Less current portion ......................        83
                                              -------
Long-term obligations .....................   $     4
                                              -------
                                              -------

NOTE 9 - LONG-TERM DEBT

     Long-term debt maturing in years 1999 through 2002 is $2,946,000, $1,237,000, $8,688,000, and $720,000, respectively.

     Under the terms of a revolving credit agreement with seven banks, the Company may borrow up to $327,000,000 through August 1, 2003. The
Company must pay a facility fee ranging from 6/10 of 1 percent to 8/10 of 1 percent annually on the entire amount of the commitment. There were no borrowings outstanding under this agreement at December 31, 1998. Debt consisted of the following at December 31,


(IN THOUSANDS OF DOLLARS)                                      1998       1997
--------------------------------------------------------------------------------
Commercial paper payable through 1999 at an
    interest rate of 5.2%(1) .............................   $252,000   $199,000
Note payable in 2005 at an interest rate of 6.7% .........    100,000    100,000
Industrial revenue bonds payable through
    2012 at interest rates of 4.2% to 5.4% ...............     15,500     15,500
Debt of subsidiary companies payable
    through 2007 at interest rates of 4.1% to 9.3% .......      6,722      4,214
Obligations under capital leases .........................         87        250
                                                             --------   --------
                                                              374,309    318,964
Less current portion .....................................      2,946      2,173
                                                             --------   --------
                                                             $371,363   $316,791
                                                             --------   --------
                                                             --------   --------

(1) The commercial paper has been classified as long-term debt in accordance with the Company's intention and ability to refinance such obligations on a long-term basis. The interest rate of commercial paper outstanding at December 31, 1998, was 5.2 percent. The maximum outstanding during 1998 was $286,000,000, and the average outstanding during 1998 was $251,436,000. The weighted-average interest rate during 1998 was 5.6 percent.

NOTE 10 - INCOME TAXES

(IN THOUSANDS OF DOLLARS)                                              1998         1997         1996
-------------------------------------------------------------------------------------------------------
U.S. income before income taxes .................................   $ 166,819    $ 154,937    $ 143,149
Non-U.S. income before income taxes .............................      17,288       24,273       23,468
Consolidating eliminations ......................................      (2,175)      (4,226)      (3,836)
                                                                    ---------    ---------    ---------
Income before income taxes ......................................   $ 181,932    $ 174,984    $ 162,781
                                                                    ---------    ---------    ---------
                                                                    ---------    ---------    ---------
Income tax expense consists of the following components:
    Current tax expense
        U.S. Federal ............................................   $  44,009    $  47,237    $  40,922
        Foreign .................................................       3,413        6,697        6,903
        State and local .........................................       7,535        7,206        6,451
                                                                    ---------    ---------    ---------
            Total current tax expense ...........................      54,957       61,140       54,276
                                                                    ---------    ---------    ---------
    Deferred (prepaid) tax expense:
        U.S. Federal ............................................      12,065        4,179        6,937
        Foreign .................................................       1,721        1,387         (306)
        State and local .........................................       1,757          694          793
                                                                    ---------    ---------    ---------
            Total deferred (prepaid) tax expense ................      15,543        6,260        7,424
                                                                    ---------    ---------    ---------
            Total income tax expense ............................   $  70,500    $  67,400    $  61,700
                                                                    ---------    ---------    ---------
                                                                    ---------    ---------    ---------

                                                                       CONTINUED

38
--------------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

(IN THOUSANDS OF DOLLARS)                                    1998        1997         1996
-------------------------------------------------------------------------------------------
Deferred tax assets:
    Accounts receivable, principally due to
        allowances for returns and doubtful accounts ...   $  4,574    $  4,443    $  5,410
    Inventories, principally due to additional
        costs inventoried for tax purposes pursuant
        to the Tax Reform Act of 1986 ..................      4,646       4,766       7,392
    Employee compensation and benefits accrued
        for financial reporting purposes ...............     15,115      15,714      13,537
    Restructuring costs.................................                  2,694
    Other ..............................................      1,687       2,165       2,176
                                                           --------    --------    --------
    Deferred tax assets (included in prepaid
        expenses and deferred charges) .................   $ 26,022    $ 29,782    $ 28,515
                                                           --------    --------    --------
                                                           --------    --------    --------
Deferred tax liabilities:
    Plant and equipment, principally due to
        differences in depreciation, capitalized
        interest, and capitalized overhead .............   $ 90,087    $ 79,645    $ 73,772
    Noncurrent employee compensation and benefits
        accrued for financial reporting purposes .......    (16,127)    (16,936)    (16,326)
    Other ..............................................      2,244       1,357        (785)
                                                           --------    --------    --------
    Deferred tax liabilities ...........................   $ 76,204    $ 64,066    $ 56,661
                                                           --------    --------    --------
                                                           --------    --------    --------

    The Company's effective tax rate differs from the federal statutory rate due to the following items:

(IN THOUSANDS OF DOLLARS)                                  1998                       1997                         1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                % of Income              % of Income                 % of Income
                                                  Amount         Before Tax   Amount      Before Tax       Amount     Before Tax
                                                  ------------------------------------------------------------------------------
Computed "expected" tax expense on
income before taxes at statutory rate .........   $ 63,676           35.0%     $61,244       35.0%        $ 56,973       35.0%

Increase (decrease) in taxes resulting from:
    State and local income taxes net
    of federal income tax benefit .............      6,040            3.3        5,135        2.9            4,709        2.9

    Foreign tax rate differential .............     (1,113)          (0.6)        (471)      (0.3)          (1,719)      (1.1)

    Minority interest .........................      1,546            0.9        1,908        1.1            1,647        1.0

    Miscellaneous items .......................        351            0.2         (416)      (0.2)              90        0.1
                                                  --------           -----    --------       -----        --------       -----
Actual income tax expense .....................   $ 70,500           38.8%    $ 67,400       38.5%        $ 61,700       37.9%
                                                  --------           -----    --------       -----        --------       -----
                                                  --------           -----    --------       -----        --------       -----

     The Company's federal income tax returns for the years prior to 1995 have been audited and completely settled.

     Provision has not been made for U.S. or additional foreign taxes on $111,996,000 of undistributed earnings of foreign subsidiaries because those earnings are considered to be permanently reinvested in the operation of those subsidiaries. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

                                                                       CONTINUED

                                                                             39
--------------------------------------------------------------------------------

NOTE 11- SEGMENTS OF BUSINESS

     The Company's business activities are organized around its two principal business segments, Flexible Packaging and Pressure Sensitive Materials. Both internal and external reporting conform to this organizational structure with no significant differences in accounting policies applied. The Company evaluates the performance of its segments and allocates resources to them based on operating profit which is defined as profit before general corporate expense, interest expense, income taxes, and minority
interest.   While there are similarities in selected technology and
manufacturing processes utilized, notable differences exist in products, application of products, and customer base. Products produced within the Flexible Packaging business include high barrier, polyethylene, and paper products for food, medical, personal care products, fertilizers, seeds, chemicals, pet food, and minerals. Products produced within the Pressure Sensitive Materials business segment include film, paper, and metalized plastic film printing stocks used for primary package labeling, promotional decoration, bar code inventory control labels, and laser printing for administrative office and promotional applications. This segment also includes micro-thin film adhesives used in delicate electronic parts assembly and graphic films for decorative signage. A summary of the Registrant's business activities reported by its two business segments follows:

BUSINESS SEGMENTS

(IN MILLIONS OF DOLLARS)                       1998        1997        1996
------------------------------------------------------------------------------
NET SALES TO UNAFFILIATED CUSTOMERS:
    Flexible Packaging ..................   $  1,368.4  $  1,398.6  $  1,189.8
    Pressure Sensitive Materials ........        480.0       479.7       467.9

INTERSEGMENT SALES:
    Flexible Packaging ..................         (0.2)       (0.9)       (1.8)
    Pressure Sensitive Materials ........         (0.2)       (0.2)       (0.5)
                                            ----------  ----------  ----------
        Total ...........................   $  1,848.0  $  1,877.2  $  1,655.4
                                            ----------  ----------  ----------
                                            ----------  ----------  ----------

OPERATING PROFIT AND PRETAX PROFIT:
    Flexible Packaging ..................   $    174.1  $    152.2  $    139.1
    Pressure Sensitive Materials ........         50.1        67.8        59.8
                                            ----------  ----------  ----------
        Total operating profit(1) .......        224.2       220.0       198.9

    General corporate expenses ..........        (16.0)      (20.7)      (18.0)
    Interest expense ....................        (21.9)      (18.9)      (13.4)
    Minority interest in net income .....         (4.4)       (5.4)       (4.7)
                                            ----------  ----------  ----------
Income before income taxes ..............   $    181.9  $    175.0  $    162.8
                                            ----------  ----------  ----------
                                            ----------  ----------  ----------
IDENTIFIABLE ASSETS:
    Flexible Packaging ..................   $  1,123.2  $  1,030.0  $    841.6
    Pressure Sensitive Materials ........        282.0       285.1       271.4
                                            ----------  ----------  ----------
        Total identifiable assets(2).....      1,405.2     1,315.1     1,113.0
    Corporate assets(3) .................         47.9        47.5        55.8
                                            ----------  ----------  ----------
        Total ...........................   $  1,453.1  $  1,362.6  $  1,168.8
                                            ----------  ----------  ----------
                                            ----------  ----------  ----------
DEPRECIATION AND AMORTIZATION:
    Flexible Packaging ..................   $     69.5  $     62.3  $     52.1
    Pressure Sensitive Materials ........         18.6        15.6        12.9
    Corporate ...........................           .8         1.0         1.2
                                            ----------  ----------  ----------
        Total ...........................   $     88.9  $     78.9  $     66.2
                                            ----------  ----------  ----------
                                            ----------  ----------  ----------
EXPENDITURES FOR PROPERTY
AND EQUIPMENT:
    Flexible Packaging ..................   $    115.7  $    139.3  $     66.1
    Pressure Sensitive Materials ........         22.1        25.5        43.9
    Corporate ...........................          2.0         2.7         2.0
                                            ----------  ----------  ----------
        Total ...........................   $    139.8  $    167.5  $    112.0
                                            ----------  ----------  ----------
                                            ----------  ----------  ----------

OPERATIONS BY GEOGRAPHIC AREAS

(IN MILLIONS OF DOLLARS)                       1998        1997        1996
------------------------------------------------------------------------------
NET SALES TO UNAFFILIATED CUSTOMERS:(4)
    United States .......................   $  1,575.4  $  1,615.3  $  1,408.8
    Canada ..............................         64.4        61.4        54.5
    Europe ..............................        192.8       193.7       187.6
    Other ...............................         15.4         6.8         4.5
                                            ----------  ----------  ----------
        Total ...........................   $  1,848.0  $  1,877.2  $  1,655.4
                                            ----------  ----------  ----------
                                            ----------  ----------  ----------
IDENTIFIABLE ASSETS:
    United States .......................   $  1,143.1  $  1,122.7  $    939.8
    Canada ..............................         28.5        28.0        28.6
    Europe ..............................        195.2       160.9       141.7
    Other ...............................         38.4         3.5         2.9
                                            ----------  ----------  ----------
        Total ...........................   $  1,405.2  $  1,315.1  $  1,113.0
                                            ----------  ----------  ----------
                                            ----------  ----------  ----------

(1) OPERATING PROFIT IS DEFINED AS PROFIT BEFORE GENERAL CORPORATE EXPENSE, INTEREST EXPENSE, INCOME TAXES, AND MINORITY INTEREST.

(2) IDENTIFIABLE ASSETS BY BUSINESS SEGMENT INCLUDE ONLY THOSE ASSETS THAT ARE SPECIFICALLY IDENTIFIED WITH EACH SEGMENT'S OPERATIONS.

(3) CORPORATE ASSETS ARE PRINCIPALLY CASH AND SHORT-TERM INVESTMENTS, PREPAID EXPENSES, AND CORPORATE PROPERTY.

(4) NET SALES ARE ATTRIBUTED TO COUNTRIES BASED ON THE LOCATION OF THE COMPANY'S MANUFACTURING OR SELLING OPERATION.

                                                                       CONTINUED

40
--------------------------------------------------------------------------------

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

NOTE 13 - FOREIGN OPERATIONS

     The foreign countries in which the Company conducts operations generally impose no significant restrictions on transfers of funds. Amounts attributable to foreign operations included in the consolidated statements are as follows:

(IN THOUSANDS OF DOLLARS)                               1998       1997      1996
-----------------------------------------------------------------------------------
Net sales of consolidated foreign subsidiaries ...   $277,572   $262,241   $246,405
Net income of consolidated foreign subsidiaries ..     11,456     14,850     15,002
Foreign earnings in excess of amounts received ...      9,281     11,706     11,167
Equity in net assets .............................    136,330    117,500    105,200
Equity in total assets ...........................   $211,553   $185,450   $168,185

NOTE 14 - FINANCIAL INSTRUMENTS

     The Company enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables. Exchange gains and losses arising from these transactions are deferred and recognized when the transaction for which the hedge was obtained is finalized. At December 31, 1998 and 1997, the Company had outstanding forward foreign currency exchange contracts aggregating $19,736,000 and $19,144,000, respectively. Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated. Based on quoted year-end market prices of forward foreign currency exchange contracts the Company would have experienced a $26,000 loss at December 31, 1998, and a $120,000 loss at December 31, 1997, had outstanding contracts been settled at those respective dates.

     At December 31, 1998 and 1997, the carrying value approximates the fair value of financial instruments such as cash, trade receivables and payables, and short-term debt because of the short-term maturities of these instruments. The fair value of the Company's long-term debt, including current maturities but excluding capitalized leases, is estimated to be $384,563,000 and $325,395,000 at December 31, 1998 and 1997, respectively, using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity.

     The Company is also a party to letters of credit totaling $4,275,000 and $4,275,000 at December 31, 1998 and 1997, respectively. In the Company's past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments because performance is not expected to be required, and, therefore, is of the opinion that the fair value of these instruments is zero.

     Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. The Company has a loan due from ITAP/Bemis Ltda, a flexible packaging joint venture in Brazil in which the Company holds a one-third interest, for $7,000,000. The loan is denominated in U.S. dollars with a 10 percent interest rate compounded annually. The principal and interest totaling $7,700,000 are due one year from the loan date which was October 1, 1998. This is the only significant concentration of credit risk as of December 31, 1998. There were no significant concentrations of credit risk as of December 31, 1997.

                                                                       CONTINUED

                                                                             41
--------------------------------------------------------------------------------

NOTE 15 - EARNINGS PER SHARE COMPUTATIONS

For Years Ended
 December 31,                          1998                                 1997                                 1996
------------------------------------------------------------------------------------------------------------------------------------
                        Income        Shares    Per-Share    Income        Shares    Per-Share    Income        Shares     Per-Share
                     (Numerator)  (Denominator)   Amount  (Numerator)  (Denominator)   Amount   (Numerator)  (Denominator)   Amount
                     ------------------------------------ ------------------------------------- -----------------------------------
Basic EPS
  Income available
  to common
  stockholders ..... $111,432,000   53,029,779   $   2.10 $107,584,000   53,010,999     $2.03   $101,081,000  52,522,016     $1.92

Dilutive effects
  of stock options
  and stock awards
  net of windfall
  tax benefits .....                   293,925                              868,949                              730,234
                     ------------------------------------ ------------------------------------- ----------------------------------
Diluted EPS
  Income available
  to common
  stockholders plus
  assumed
  conversions....... $111,432,000   53,323,704   $   2.09 $107,584,000   53,879,948     $2.00   $101,081,000  53,252,250     $1.90
                     ------------------------------------ ------------------------------------- ----------------------------------
                     ------------------------------------ ------------------------------------- ----------------------------------

NOTE 16 - QUARTERLY FINANCIAL INFORMATION - UNAUDITED

(IN MILLIONS
OF DOLLARS
EXCEPT EPS)          Net Sales                    Gross Profit                Net Income           Diluted Earnings Per Share
-----------------------------------------------------------------------------------------------------------------------------
                                   %                           %                           %                             %
Quarter       1998       1997    Change     1998     1997    Change     1998     1997    Change    1998       1997     Change
---------  ----------------------------    ------------------------    ------------------------    --------------------------
First ...  $  451.5   $  475.5    (5%)     $ 90.8   $ 95.4    (5%)     $ 21.9   $ 19.9     10%      $ .41     $ .37      11%
Second ..     470.6      481.3    (2)       105.3    102.2     3         30.2     28.0      8         .56       .52       8
Third ...     465.5      465.5    --        100.4     93.0     8         27.8     25.4      9         .52       .47      11
Fourth ..     460.4      454.9     1        110.1    106.3     4         31.5     34.3     (8)        .60       .64      (6)
           ---------------------------     ------------------------    ------------------------    -------------------------
Total ...  $1,848.0   $1,877.2    (2%)     $406.6   $396.9     2%      $111.4   $107.6      4%      $2.09     $2.00       5%
           ---------------------------     ------------------------    ------------------------    -------------------------
           ---------------------------     ------------------------    ------------------------    -------------------------


42
--------------------------------------------------------------------------------