Form 10-K405, Exhibit 13
period 1999-12-31
BEMIS CO INC
filed 2000-03-29
CIK 11199

 QuickLinks -- Click here to rapidly navigate through this document

BEMIS COMPANY, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

In thousands, except percentages, ratios, per share amounts, stockholders, and employees	1999	1998*	% Change
SALES AND EARNINGS
Net sales	$1,918,025	$1,848,004	4%
Income before taxes	185,875	165,030	13
Income taxes	71,100	63,900	11
Net income	114,775	101,130	13

PER SHARE
Basic earnings per share	2.19	1.91	15%
Diluted earnings per share	2.18	1.90	15
Dividends paid	.92	.88	5
Book value	13.91	13.16	6

RATIOS
Net income to net sales	6.0%	5.5%
Return on average common equity	16.2%	14.9%
Return on average total capital	10.9%	10.3%
Total debt to total capital	31.7%	32.8%
Current ratio	2.3	2.2	5%

ADDITIONAL INFORMATION
Cash flow provided by operations	$230,692	$199,524	16%
Capital expenditures	137,382	139,833	(2)
Stock price/earnings range	14-18	18-25
Average common shares outstanding for computation of diluted EPS	52,657	53,324	(1)
Common shares outstanding at year-end	52,189	52,269
Number of common stockholders	5,316	5,721	(7)
Number of employees	9,534	9,364	2

*
Restated to reflect the second quarter 1999 change in method of accounting for inventory to the first-in, first-out (FIFO) method from the last-in, first-out (LIFO) method previously used for the majority of domestic inventory.

FIVE-YEAR SUMMARY

[GRAPH]

Total Company net sales were $1.9 billion in 1999. Operating profit was $231.5 million, 12.1 percent of net sales. Average investment for the year was $1,244.0 million, as the Company continued to invest for long-term growth.
NOTE: Operating profit is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.

Business Segments (in millions)	1999	1998*	1997*	1996*	1995*
Flexible Packaging
Net sales	$1,435.6	$1,368.2	$1,397.7	$1,188.0	$1,097.6
Operating profit**	187.2	156.3	142.6	142.5	119.2
Average investment	1,007.4	984.4	912.0	739.3	674.2
Operating profit as % of net sales	13.0%	11.4%	10.2%	12.0%	10.9%
Operating profit as % of average investment	18.6%	15.9%	15.6%	19.3%	17.7%
Pressure Sensitive Materials
Net sales	$482.4	$479.8	$479.5	$467.4	$425.8
Operating profit	44.3	51.0	67.2	59.6	47.7
Average investment	236.6	230.4	222.5	200.4	178.7
Operating profit as % of net sales	9.2%	10.6%	14.0%	12.8%	11.2%
Operating profit as % of average investment	18.7%	22.1%	30.2%	29.7%	26.7%
Total Company
Net sales	$1,918.0	$1,848.0	$1,877.2	$1,655.4	$1,523.4
Operating profit**	231.5	207.3	209.8	202.1	166.9
Average investment	1,244.0	1,214.8	1,134.5	939.7	852.9
Operating profit as % of net sales	12.1%	11.2%	11.2%	12.2%	11.0%
Operating profit as %of average investment	18.6%	17.1%	18.5%	21.5%	19.6%

*
Restated to reflect the second quarter 1999 change in method of accounting for inventory to the first-in, first-out (FIFO) method from the last-in, first-out (LIFO) method previously used for the majority of domestic inventory.

**
Reflects gain of $5.8 million and $2.8 million in 1997 and 1996, respectively, realized on the sale of machinery operations, and restructuring charges of $7.8 million in 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three-Year Review of Results

	Percent
	1999	1998	1997
Net sales	100.0%	100.0%	100.0%
Cost of products sold	77.9	78.9	79.1

Gross margin	22.1	21.1	20.9
Selling, general, and adminstrative expenses	10.1	10.1	10.1
All other expenses	2.3	2.1	2.0

Income before income taxes	9.7	8.9	8.8
Income taxes	3.7	3.4	3.4

Net income	6.0%	5.5%	5.4%

Effective tax rate	38.3%	38.7%	38.5%

Summary

    Overall results for the year produced net sales of $1.92 billion compared to $1.85 billion and $1.88 billion for 1998 and 1997 respectively. The sales increase of 3.8 percent in 1999, which occurred principally in the Flexible Packaging segment, was led by strong unit volume growth in high barrier products. Net income for 1999 totaled $114.8 million compared with $101.1 million and $101.4 for 1998 and 1997 respectively. Diluted earnings per share were $2.18 for 1999, $1.90 for 1998, and $1.88 for 1997. Excluding the effects of business acquisitions and dispositions, 1999 net sales increased 3.4 percent from 1998 while operating profit increased 12.1 percent from the 1998 level.

    Sales for the Flexible Packaging segment increased 4.9 percent from the level achieved in 1998 while remaining more than 2.7 percent over the 1997 sales level. Strong unit sales increases in high barrier products and polyethylene products offset the impact of the reorganization of paper products which was completed in 1999. Flexible Packaging operating profits were $187.2 million in 1999, or 13.0 percent of sales, compared to $156.3 million, or 11.4 percent of sales in 1998, and $142.6 million, or 10.2 percent of sales in 1997. Increasing unit sales and a lower cost structure largely account for the improvements in operating profit.

    Sales for the Pressure Sensitive Materials segment increased slightly over the 1998 level. Operating profit, however, was lower as this business segment continued to face less favorable economic conditions around the globe and increased price competition in certain markets. This business also incurred additional costs associated with the 1999 reorganization effort intended to address inefficiencies in manufacturing operations brought on by changes in sales mix and volumes. Pressure Sensitive Materials operating profits were $44.3 million in 1999, or 9.2 percent of sales, compared to $51.0 million, or 10.6 percent of sales in 1998, and $67.2 million, or 14.0 percent of sales in 1997.

    Capital expenditures for 1999 were $137.4 million compared to $139.8 million in 1998 and $167.5 million in 1997. Throughout this three-year period, the Company has focused on building and expanding its manufacturing capacity to support its technological strengths. This continuing investment in efficient, technologically-advanced manufacturing capacity provides the solid platform required to continue to introduce new products which will meet the needs of both our domestic and international customers.

    In mid-December 1999, the Company announced an agreement to acquire the 13 percent minority interest in Morgan Adhesives Company (MACtac). This transaction was completed on January 6, 2000, with the issuance of 1,728,000 shares of Bemis common stock and the payment of $3.4 million to acquire all of the minority owned shares of MACtac. Upon the aquisition of these minority shares, MACtac became a wholly owned subsidiary of Bemis Company, Inc. This transaction is expected to be dilutive in the range of one to two cents per share to the Company's earnings per share in 2000, and accretive after that.

    Effective January 13, 1999, the Company purchased the remaining minority interest in voting preference shares of Perfecseal Limited in accordance with an agreement dated April 29, 1996, relating to the acquisition of Perfecseal Healthcare Packaging Division (Perfecseal) of Paper Manufacturers Company, Inc. A cash payment of $1.4 million was made to acquire the remaining outstanding minority shares.

Forward Look

    Heavy capital investments during the past several years together with an ongoing product development effort well position the Company to efficiently provide superior packaging solutions to the marketplace. We have strong positions in our markets, excellent technology throughout our product lines, efficient manufacturing, and highly talented and capable people. The reorganization of the Pressure Sensitive Materials business in North America is substantially complete. While dampening 1999 operating results, this effort to more effectively align products, markets, and customers will position this business segment for improved financial performance in 2000 and beyond. The paper products business has made very significant strides and is in a position to deliver substantially improved results in 2000. The Company's remaining packaging operations are expected to remain strong even though market conditions can be difficult to forecast.

Costs and Expenses

    Cost of products sold as a percentage of net sales was 77.9 percent for 1999 compared to 78.9 percent for 1998 and 79.1 percent for 1997. The continuing improvement trend is largely due to a lower cost structure and the absence, in 1998, of the disruptive nature of the Paramount integration and the paper products restructuring in 1997. The Paramount acquisition has become a solid, profitable contributor.

    Selling, general, and administrative expense decreased in absolute dollars in 1998 versus 1997 as a result of improved cost control and business unit dispositions. Actual expense for 1999 increased $8.0 million or 4.3 percent compared to 1998, while decreasing $3.7 million or 2.0 percent for 1998 versus 1997. Increased 1999 costs are in line with increasing sales remaining at 10.1 percent for 1999, 1998, and 1997.

    Research and development expense was $11.7 million in 1999, $12.2 million in 1998, and $12.0 million in 1997. The slight decrease is due to increased 1998 efforts within the Pressure Sensitive Materials segment, related to its reorganization, not repeated in 1999.

    While debt increased slightly in 1999, lower average interest rates reduced 1999 interest expense to $21.2 million compared to $21.9 million in 1998 and $18.9 million in 1997. The increasing debt level during the three-year period was due to modestly higher working capital to support rising business activity, common stock repurchases, capital expenditures, and business acquisition efforts.

    Other costs reflect expense of $6.9 million for 1999 versus expense of $0.3 million and $0.9 million in 1998 and 1997, respectively. The 1999 expense is principally due to losses at our Brazilian joint venture that included $1.7 million for currency losses and $2.6 million for relocation and reorganization costs.

Return on Investment

    Return on average common stockholders' equity in 1999 was 16.2 percent compared to 14.9 percent in 1998 and 16.0 percent in 1997.

    Operating profit as a percent of average investment was 18.6 percent in 1999 compared to 17.1 percent in 1998 and 18.5 percent in 1997.

    Operating profit as a percent of average investment for Flexible Packaging was 18.6 percent in 1999 compared to 15.9 percent in 1998 and 15.6 percent in 1997. This same ratio for Pressure Sensitive Materials was 18.7 percent in 1999 compared to 22.1 percent in 1998 and 30.2 percent in 1997.

    Return on average total capital was 10.9 percent in 1999, 10.3 percent in 1998, and 11.3 percent in 1997. Total capital is defined as the sum of all short-term and long-term interest-bearing debt, including obligations under capital leases, stockholders' equity, and deferred taxes. Return on total capital is based on net income adjusted for interest expense on an after-tax basis.

Capital Expenditures

    Capital expenditures in 1999 were $137.4 million compared to $139.8 million in 1998 and $167.5 million in 1997, including capitalized interest of $1.6 million, $1.3 million, and $1.3 million for 1999, 1998, and 1997, respectively. In 2000, management anticipates expenditures to be approximately $110 million. The bulk of these expenditures, made from internally generated funds, will be for continued expansion of the Company's growth businesses, with major equipment purchases planned for the Flexible Packaging segment in both the high barrier products and polyethylene products and the expansion of our Pressure Sensitive Materials segment.

Capital Structure, Liquidity, and Cash Flow

    Stockholders' equity increased in 1999 to $725.9 million, up from $687.9 million in 1998 and $667.2 million in 1997, due primarily to earnings net of both dividend payments and common stock repurchases. In 1999, $4.1 million of common stock was repurchased compared to $41.3 million in 1998 and $5.1 million in 1997. Common stock totaling $0.05 million and $7.4 million was issued in 1999 and 1998, respectively, in connection with employee stock incentive programs.

    Total debt increased $1.2 million in 1999 to $379.1 million, making total debt as a percent of total capital 31.7 percent compared to 32.8 percent in 1998 and 30.0 percent in 1997. In 2000, total debt is expected to decrease due to an expected reduction in capital expenditures from 1999 and 1998 levels partially offset by increases in working capital due to an expected increase in sales levels.

    Working capital (excluding short-term interest-bearing debt) increased by $29.3 million to $337.1 million in 1999 following a decrease of $7.5 million to $307.8 million in 1998 and an increase of $2.2 million to $315.3 million in 1997. The current ratio was 2.3:1 in 1999 compared to 2.2:1 in 1998 and 2.2:1 in 1997.

    The Company's cash flow remained strong in 1999 as cash provided by operations was $230.7 million compared to $199.5 million in 1998 and $190.3 million in 1997. The following schedule presents the major sources and uses of cash for the Company in 1999.

Sources and Uses of Cash (in millions of dollars)

Sources
Net Income	$114.8
Depreciation and amortization	97.7
Minority Interest	4.2
Deferred income taxes	5.0
Increase in total debt (net of effects of acquisitions and dispositions)	1.2

Total Sources	$222.9

Uses
Capital expenditures	$137.4
Business acquisitions, net of cash acquired	1.4
Increase in working capital* (net of effects of acquisitions and dispositions)	29.3
Common stock repurchases	4.1
Dividends	48.1
Other	2.6

Total Uses	$222.9

*
Excluding short-term interest-bearing debt.

    The Company's pretax interest coverage was 9.8 times in 1999 compared to 8.6 times in 1998 and 9.7 times in 1997. Pretax income increased to $185.9 million in 1999 from $165.0 million in 1998 and $164.9 million in 1997. Interest expense was $21.2 million in 1999, $21.9 million in 1998, and $18.9 million in 1997. Following are pretax interest coverage ratios for the last five years:

Coverage of Pretax Interest by Pretax Income and Interest

1995	1996	1997	1998	1999
12.5	13.4	9.7	8.6	9.8

    Substantial credit is available to the Company for future use, including a $334 million revolving credit agreement with six banks. Bemis is also an issuer of commercial paper that carries an A1/P1 rating.

Foreign Currency Exposures

    The Company's Belgium operation enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables, principally at operations in Belgium, France, Germany, Italy, United Kingdom, Sweden, and Spain. Exchange gains and losses arising from these transactions are deferred and recognized when the transaction for which the hedge was obtained is finalized. At December 31, 1999 and 1998, the Company had outstanding forward foreign currency exchange contracts aggregating $7,921,000 and $19,736,000, respectively. The introduction of the "euro" on January 1, 1999, by the European Economic and Monetary Union (EMU) has reduced the exposure to currency fluctuations among participating countries resulting in reduced volume of forward foreign currency exchange contracts. Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated. Based on quoted year-end market prices of forward foreign currency exchange contracts the Company would have experienced a $126,000 loss at December 31, 1999, and a $26,000 loss at December 31, 1998, had outstanding contracts been settled at those respective dates.

    In mid-January 1999, the Brazilian Government reversed a policy that had a negative impact on the Company in the first quarter of 1999. Previously, the Brazilian Government controlled its currency by pegging it to a narrow band as it relates to the U.S. dollar. This policy was dropped in favor of allowing the Brazilian currency, the real, to float against the U.S. dollar. The immediate effect was a devaluation of the real against the U.S. dollar. The Company has a one-third interest in a Brazilian joint venture, ITAP/Bemis Ltda. The joint venture has foreign denominated debt exposures that are only partially hedged. Net conversion losses on the debt are recorded as an expense. The Company's share of currency losses for this joint venture totaled $1.7 million in 1999.

Income Taxes

    The Company's effective tax rate was 38.3 percent in 1999 versus 38.7 percent in 1998 and 38.5 percent in 1997. The primary difference between our overall tax rate and the U.S. statutory tax rate of 35 percent in 1999, 1998, and 1997 relates to state and local income taxes net of the federal income tax benefit.

New Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for recognition and measurement of derivatives and hedging activities. The Company will implement this statement in the year 2001 as required. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's financial position or results of operations.

Market Prices and Dividends

    The Bemis quarterly dividend was increased by 4.5 percent in the first quarter of 1999 to 23 cents per share from 22 cents. This followed first quarter increases of 10.0 percent in 1998 to 22 cents per share from 20 cents, and 11.1 percent in 1997 to 20 cents per share from 18 cents in 1996.

    Common dividends for the year were 92 cents per share, up from 88 cents in 1998 and 80 cents in 1997. The 1999 dividend payout ratio was 42.2 percent compared to 46.3 percent in 1998 and 42.6 percent in 1997. Based on the market price of $37.94 per share at the beginning of 1999, the dividend yield was 2.4 percent.

    Stockholders' equity per common share (book value per share) increased to $13.91 per share in 1999, up from $13.16 per share in 1998 and $12.60 per share in 1997. Trading volume in Bemis common stock was 26.4 million shares in 1999.

    In February 2000, the Board of Directors increased the quarterly cash dividend on common stock to 24 cents per share from 23 cents, a 4.3 percent increase. In addition, the Board of Directors authorized the repurchase of an additional one million shares of Bemis common stock, supplementing the current buyback authorization, which has approximately 800,000 shares remaining.

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

    On January 1, 1999, the European Central Bank (ECB) established fixed conversion rates between the euro and existing currencies (legacy currencies) of participating member countries of the EMU. The euro now trades on currency exchanges and is available for noncash transactions on a "no compulsion, no prohibition" basis. The euro will coexist with the legacy currencies through January 1, 2002. During this transition period, currency conversion rates no longer will be computed directly from one legacy currency to another. Instead, a "triangulation" process must be applied with any amount denominated in a legacy currency first converted into an euro amount and then into the second legacy currency. Beginning on January 1, 2002, the ECB will issue euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the participating countries will withdraw all legacy bills and coins and use the euro as their legal currency.

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

    The Company has selected and installed new computer software which is euro-compliant (also Year 2000 compliant) and expects that the positive experience during 1999 will continue. The cost of these efforts totaled $1.1 million for both expense and capital items, of which approximately $1.0 million was incurred in 1998 with the balance spent in 1999. The overall effect on the Company's international operations, principally its Pressure Sensitive Materials business segment, was not material. Initially, the increased "price and cost transparency" expected to result from a single currency for a larger integrated market was expected to lower material cost and lower costs associated with currency transactions while adversely affecting selling prices. Although the Company's European business performance is strong and improving, it is not possible to accurately define the impact of the euro apart from other normal, changing business conditions such as the introduction of new products, changing product mix, customer growth (or loss), labor availability, etc. The Company is well positioned to continue to transact business throughout the EMU.

Year 2000 Issue

    In late-1992, the Company began to set direction for upgrading all of its information technology (IT) systems with a focus on significant enhancement of IT support at the division level. It was the Company's intention to replace legacy IT systems with hardware and software that reflected the current state of technology. Principal objectives of this major effort were to significantly improve the quality and usefulness of computerized information management systems, to improve employee and manufacturing efficiencies, and to notably enhance the quality of service to customers, suppliers, and employees. "Year 2000 compliant" was one of many necessary attributes of any system considered.

    The Company assessed its dependency on computerized systems and addressed its Year 2000 issue in three areas: (1) IT system applications, (2) non-IT systems, including engineering and manufacturing equipment applications, and (3) relationships with third parties. Year 2000 issue costs which were not part of the Company's long-term strategic capital plan, totaled $3.3 million principally for the remediation of "embedded chip exposures" in manufacturing equipment and facilities together with the unexpected replacement or upgrade of selected computer equipment, of which approximately $0.3 million was incurred in 1998 with the balance spent in 1999.

    Concluding the Company's reporting on its Year 2000 issue, no significant problems have been experienced. All required IT system applications are installed and functioning satisfactorily. All manufacturing equipment applications and other non-IT systems continue to function as intended. Finally, relationships with suppliers, customers, and other third parties continue in a productive and uninterrupted manner. In addition to fully meeting the challenge of the Year 2000 issue, the Company is now better positioned to meet the needs of its employees, suppliers, and customers as well as other future opportunities.

Forward-Looking Statements

    This Annual Report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995, and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934. The words "believe", "expect", "anticipate", "intend", "estimate", "target", "may", "will", "plan", "project", "should", "continue", or the negative thereof or other expressions, which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Such statements are based on information available to management as of the time of such statements and relate to, among other things, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, and statements regarding the Company's mission and vision. Forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements of the Company to differ materially from anticipated future results, performance, or achievements expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

    Factors that could cause actual results to differ from those expected include, but are not limited to, general economic conditions such as inflation, interest rates, and foreign currency exchange rates; competitive conditions within the Company's markets, including the acceptance of new and existing products offered by the Company; price increases for raw materials and the ability of the Company to pass these price increases on to its customers or otherwise manage commodity price fluctuation risks; the presence of adequate cash available for investment in the Company's business in order to maintain desired debt levels; unanticipated consequences of the EMU's conversion to the euro; changes in governmental regulation, especially in the areas of environmental, health and safety matters, and foreign investment; unexpected outcomes in the Company's current and future litigation proceedings; and changes in the Company's labor relations. These and other risks, uncertainties, and assumptions identified from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation, its annual report on Form 10-K and its quarterly report on Form 10-Q, could cause the Company's actual future results to differ materially from those projected in the forward-looking statements as a result of the factors set forth in the Company's various filings with the Securities and Exchange Commission and of changes in general economic conditions and changes in the assumptions used in making such forward-looking statements.

Bemis Common Stock Performance*

	1999			1998			1997
	High	Low	Dividend Paid	High	Low	Dividend Paid	High	Low	Dividend Paid
First Quarter	$38 11/16	$31 1/16	$.23	$46 15/16	$40 1/4	$.22	$43 3/8	$35 7/8	$.20
Second Quarter	39 15/16	30 7/16	.23	46	40 5/8	.22	43 3/4	36 1/2	.20
Third Quarter	39 7/8	32 13/16	.23	41	34 15/16	.22	47 3/16	43 3/8	.20
Fourth Quarter	34 15/16	30 15/16	.23	42 3/16	33 15/16	.22	45 1/16	35 13/16	.20

*
New York Stock Exchange: BMS

FIVE-YEAR CONSOLIDATED REVIEW

In millions, except percentages, shares, ratios, per share amounts, stockholders, and employees	1999	1998*	1997*	1996*	1995*
Operating Data
Net sales	$1,918.0	$1,848.0	$1,877.2	$1,655.4	$1,523.4
Cost of products sold and other expenses	1,710.9	1,661.1	1,693.4	1,476.0	1,378.6
Interest expense	21.2	21.9	18.9	13.4	11.5
Income before income taxes	185.9	165.0	164.9	166.0	133.3
Income taxes	71.1	63.9	63.5	63.0	49.8
Net income	114.8	101.1	101.4	103.0	83.5
Net income as a percent of net sales	6.0%	5.5%	5.4%	6.2%	5.5%
Common Share Data
Diluted earnings per share	2.18	1.90	1.88	1.93	1.60
Dividends per common share	.92	.88	.80	.72	.64
Book value per common share	13.91	13.16	12.60	11.47	10.36
Stock price/earnings ratio range	14-18	18-25	19-25	14-19	15-19
Average common shares and common share equivalents outstanding during the year for computation of diluted earnings per share	52,657,068	53,323,704	53,879,948	53,252,250	52,311,421
Common shares outstanding at year-end	52,188,715	52,269,158	52,967,511	52,360,699	52,567,349
Capital Structure and Other Data
Current ratio	2.3	2.2	2.2	2.4	2.3
Working capital	330.3	301.3	311.0	308.4	275.7
Total assets	1,532.1	1,482.0	1,408.4	1,224.7	1,083.3
Long-term debt	372.3	371.4	316.8	240.9	166.4
Long-term obligations under capital leases				0.2
Stockholders' equity	725.9	687.9	667.2	600.6	544.4
Return on average common equity	16.2%	14.9%	16.0%	18.0%	16.8%
Return on average total capital	10.9%	10.3%	11.3%	13.0%	12.3%
Depreciation and amortization	97.7	88.9	78.9	66.2	58.0
Capital expenditures	137.4	139.8	167.5	112.0	93.6
Number of common stockholders	5,316	5,721	5,874	5,947	5,711
Number of employees	9,534	9,364	9,275	8,876	8,515
Wages and salaries	368.7	351.2	348.8	314.5	287.0
Research and development expense	11.7	12.2	12.0	13.7	13.6

*
Restated to reflect the second quarter 1999 change in method of accounting for inventory to the first-in, first-out (FIFO) method from the last-in, first-out (LIFO) method previously used for the majority of domestic inventory.

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

    Management is also responsible for maintaining a system of internal accounting controls and procedures designed to provide reasonable assurance that the books and records reflect the transactions of the Company, and that assets are protected against loss from unauthorized use or disposition. Such a system is maintained through written accounting policies and procedures, administered by trained Company personnel and updated on a continuing basis to ensure their adequacy to meet the changing requirements of our business. The Company also maintains an internal audit department that evaluates the adequacy of and investigates adherence to these controls and procedures. In addition, the Company requires that all of its affairs, as reflected by the actions of its employees, will be conducted on a high ethical plane.

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

/s/ JOHN H. ROE	/s/ BENJAMIN R. FIELD, III	/s/ GENE C. WULF
John H. Roe	Benjamin R. Field, III	Gene C. Wulf
Chairman and Chief Executive Officer	Senior Vice President, Chief Financial Officer and Treasurer	Vice President and Controller

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     To the Stockholders and the Board of Directors of Bemis Company, Inc.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Bemis Company, Inc., and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota, January 21, 2000

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31,
	1999	1998	1997
	in thousands of dollars except per share amounts
Net sales	$1,918,025	$1,848,004	$1,877,237
Costs and expenses:
Cost of products sold	1,494,354	1,458,215	1,485,494
Selling, general, and administrative expenses	193,793	185,841	189,590
Research and development	11,684	12,224	12,012
Interest	21,218	21,866	18,893
Other costs (income), net	6,877	332	918
Minority interest in net income	4,224	4,496	5,406

Income before income taxes	185,875	165,030	164,924
Provision for income taxes	71,100	63,900	63,500

Net income	$114,775	$101,130	$101,424

Basic earnings per share of common stock	$2.19	$1.91	$1.91

Diluted earnings per share of common stock	$2.18	$1.90	$1.88

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31,
	1999	1998
	in thousands of dollars
Assets
Current Assets:
Cash	$18,187	$23,738
Accounts receivable—less $13,201 and $12,863 for doubtful accounts and allowances	257,260	246,676
Inventories	274,597	241,585
Prepaid expenses and deferred charges	33,537	34,912

Total current assets	583,581	546,911

Property and equipment:
Land and land improvements	16,237	14,811
Buildings and leasehold improvements	239,889	219,055
Machinery and equipment	988,715	918,782

Total property and equipment	1,244,841	1,152,648
Less—accumulated depreciation	468,600	412,547

Net property and equipment	776,241	740,101

Excess of cost of investments in subsidiaries over net assets acquired	150,496	160,819
Other assets	21,825	34,195

Total other long-term assets	172,321	195,014

Total assets	$1,532,143	$1,482,026

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET (Continued)

	December 31,
	1999	1998
	in thousands of dollars
Liabilities and Stockholders' Equity
Current Liabilities:
Current portion of long-term debt	$1,049	$2,946
Short-term borrowings	5,741	3,553
Accounts payable	189,749	193,088
Accrued liabilities:
Salaries and wages	39,861	31,629
Income taxes	7,540	5,752
Other taxes	9,328	8,645

Total current liabilities	253,268	245,613
Long-term debt, less current portion	372,267	371,363
Deferred taxes	89,635	84,679
Other liabilities and deferred credits	51,580	54,655

Total liabilities	766,750	756,310

Minority interest	39,498	37,862
Commitments and Contingencies
Stockholders' equity:
Common stock, $.10 par value: Authorized—248,000,000 shares Issued—59,098,203 and 59,056,047 shares	5,910	5,906
Capital in excess of par value	181,957	181,908
Retained income	775,011	708,362
Other comprehensive income (loss)	(30,644)	(6,116)
Common stock held in treasury, 6,909,488 and 6,786,889 shares, at cost	(206,339)	(202,206)

Total stockholders' equity	725,895	687,854

Total liabilities and stockholders' equity	$1,532,143	$1,482,026

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,
	1999	1998	1997
	in thousands of dollars
Cash flows from operating activities:
Net income	$114,775	$101,130	$101,424
Noncash items:
Depreciation and amortization	97,717	88,910	78,856
Minority interest in net income	4,224	4,496	5,406
Deferred income taxes, noncurrent portion	5,478	3,516	3,412
Losses of unconsolidated affiliated companies	7,874	1,546
Loss (gain) on sale of property and equipment	624	(74)	1,155

Cash provided by operations	230,692	199,524	190,253
Changes in working capital, net of effect of acquisitions and dispositions:
Accounts receivable	(22,064)	(9,816)	(13,982)
Inventories	(36,554)	28,332	(17,776)
Prepaid expenses and deferred charges	1,362	12,565	(7,684)
Accounts payable	2,242	(3,141)	(13,610)
Accrued salaries and wages	9,045	(3,780)	(731)
Accrued income taxes	1,872	(2,668)	2,969
Accrued other taxes	752	429	2,495
Changes in other liabilities and deferred credits	(3,250)	(2,002)	(2,223)
Changes in deferred charges and other investments	992	1,497	4,000

Net cash provided by operating activities	$185,089	$220,940	$143,711

Cash flows from investing activities:
Additions to property, plant, and equipment	$(137,382)	$(139,833)	$(167,520)
Business acquisitions, net of cash acquired	(1,424)	(50,206)	2,055
Business divestiture			27,984
Proceeds from sale of property and equipment	2,201	3,993	2,652
Other	61	11	(22)

Net cash used by investing activities	(136,544)	(186,035)	(134,851)

Cash flows from financing activities:
Increase in long-term debt	3,130	56,946	59,628
Repayment of long-term debt	(2,204)	(2,374)	(14,875)
Change in short-term borrowings	2,520	1,272	(618)
Change in current portion of long-term debt	(1,897)	574	467
Cash dividends paid	(48,126)	(46,701)	(42,418)
Subsidiary dividends to minority stockholders		(1,835)	(1,835)
Purchase of common stock for the treasury	(4,133)	(41,344)	(5,051)
Stock incentive programs and related tax effects	53	7,388	51

Net cash used by financing activities	(50,657)	(26,074)	(4,651)

Effect of exchange rates	(3,439)	1,080	(605)

Net (decrease) increase in cash	$(5,551)	$9,911	$3,604

See accompanying notes to consolidated financial statements.

	Years Ended December 31,
	1999	1998	1997
	in thousands of dollars
Supplemental disclosure of cash flow information:
Noncash investing and financing activities:
Fair value of assets acquired		$54,180	$123,262
Liabilities assumed		3,974	100,213
Minority interest acquired	$1,424

Net value acquired	1,424	50,206	23,049
Common stock issued			25,104

Cash used for acquisition	$1,424	$50,206	$(2,055)

Interest paid during the year	$22,941	$22,900	$19,752
Income taxes paid during the year	$62,504	$48,897	$55,813

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock	Capital in Excess of Par Value	Retained Income	Other Comprehensive Income (Loss)	Common Stock Held in Treasury	Total Stockholders' Equity
	In thousands of dollars except per share data
Balance at December 31, 1996	$5,790	$149,481	$594,927	$6,219	$(155,811)	$600,606

Net income for 1997			101,424			101,424
Translation adjustment for 1997				(11,109)		(11,109)
Pension liability adjustment, net of $842 tax benefit				(1,373)		(1,373)

Total comprehensive income						88,942

Cash dividends paid on common stock, $.80 per share			(42,418)			(42,418)
Stock incentive programs and related tax effects	4	47				51
Common stock transactions related to an acquisition of a subsidiary company	70	25,034				25,104
Purchase of 139,429 shares of common stock					(5,051)	(5,051)

Balance at December 31, 1997	$5,864	$174,562	$653,933	$(6,263)	$(160,862)	$667,234

Net income for 1998			101,130			101,130
Translation adjustment for 1998				(72)		(72)
Pension liability adjustment, net of $102 tax benefit				219		219

Total comprehensive income						101,277

Cash dividends paid on common stock, $.88 per share			(46,701)			(46,701)
Stock incentive programs and related tax effects	42	7,346				7,388
Purchase of 1,110,843 shares of common stock					(41,344)	(41,344)

Balance at December 31, 1998	$5,906	$181,908	$708,362	$(6,116)	$(202,206)	$687,854

Net income for 1999			114,775			114,775
Translation adjustment for 1999				(24,353)		(24,353)
Pension liability adjustment, net of $536 tax benefit				(175)		(175)

Total comprehensive income						90,247

Cash dividends paid on common stock, $.92 per share			(48,126)			(48,126)
Stock incentive programs and related tax effects	4	49				53
Purchase of 122,599 shares of common stock					(4,133)	(4,133)

Balance at December 31, 1999	$5,910	$181,957	$775,011	$(30,644)	$(206,339)	$725,895

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Accounting Policies

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

    Inventory valuation:  Inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.

    Property and equipment:  Property and equipment are stated at cost. Plant and equipment are depreciated for financial reporting purposes principally using the straight-line method over the estimated useful lives of assets. For tax purposes, the Company generally uses accelerated methods of depreciation. The tax effect of the difference between book and tax depreciation has been provided as deferred income taxes. On sale or retirement, the asset cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in income. Maintenance and repairs that do not improve efficiency or extend economic life are expensed currently. Interest costs are capitalized for major capital expenditures during construction.

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

    Taxes on undistributed earnings:  No provision is made for U.S. income taxes on earnings of non-U.S. subsidiary companies which the Company controls but does not include in the consolidated federal income tax return since it is management's practice and intent to permanently reinvest the earnings.

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

    Preferred Stock Purchase Rights:  On July 29, 1999, the Company's Board of Directors adopted a Shareholder Rights Plan by declaring a dividend of one preferred share purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one two-hundredth of a share of Series A Junior Preferred Stock for $120, subject to adjustment. The rights become exercisable if, subject to certain exceptions, a person or group acquires beneficial ownership of 15 percent or more of the Company's outstanding common stock or announces an offer which would result in such person acquiring beneficial ownership of 15 percent or more of the Company's outstanding common stock. If a person or group acquires beneficial ownership of 15 percent or more of the Company's outstanding common stock, subject to certain exceptions, each right will entitle its holder to buy common stock of the Company having a market value of twice the exercise price of the right. The rights expire August 23, 2009, and may be redeemed by the Company for $.001 per right at any time before a person has acquired beneficial ownership of 15 percent or more of the Company's outstanding common stock. The Company's Board of Directors has designated 600,000 shares of Series A Junior Preferred Stock with a par value of $1 per share that relate to the Shareholder Rights Plan. At December 31, 1999, none of these shares were issued or outstanding.

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

    Financial Instruments:  In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for recognition and measurement of derivatives and hedging activities. The Company will implement this statement in the year 2001 as required. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's financial position or results of operations.

    Environmental cost:  The Company is involved in a number of environmental related disputes and claims. The Company accrues for environmental costs when it is probable that these costs will be incurred and can be reasonably estimated. At December 31, 1999 and 1998, reserves were $3,359,000 and $1,971,000, respectively. Adjustments to the reserve accounts and costs which were directly expensed for environmental remediation matters resulted in charges to the income statements for 1999, 1998, and 1997 of $2,046,000, $169,000, and $896,000, net of third party reimbursements totaling $442,000, $186,000, and $515,000, for 1999, 1998, and 1997, respectively.

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

Note 2 Changes in Accounting Principles

    During the quarter ended June 30, 1999, the Company changed its method of determining the cost of inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) valuation method. Management believes the change from LIFO to FIFO inventory valuation method is preferred as it provides the best matching of the applicable raw material cost of a unit of product to the product's selling price and, therefore, presents a clearer picture of operating results. The accounting change has been applied to prior years by retroactively restating the financial statements, related footnotes, and all financial data included in this report.

Note 3 Business Acquisitions And Dispositions

    On January 13, 1999, the Company purchased the remaining minority interest in voting preference shares of Perfecseal Limited in accordance with an agreement dated April 29, 1996, relating to the acquisition of Perfecseal Healthcare Packaging Division (Perfecseal) of Paper Manufacturers Company, Inc. A cash payment of $1.4 million was made to acquire the remaining outstanding minority shares.

    On June 4, 1998, the Company formed Bemis Europe Holdings, S.A. to acquire Techy, a European manufacturer of flexible packaging. The acquisition, which was effective on June 30, 1998, and was accounted for under the purchase method of accounting, added manufacturing and sales locations in Belgium, France, and the United Kingdom. Approximately $11.3 million was paid at closing to acquire 100% control.

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

    On May 4, 1997, the Company sold the remainder of its Packaging Machinery Division, which had annual sales of approximately $93 million, to Barry-Wehmiller Group, Inc. of St. Louis, Missouri. Cash received totaled approximately $39 million, including the $5.8 million pretax gain that is included in other income.

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

    Effective January 1, 1997, the Company acquired all of the outstanding common stock of Paramount Packaging Corporation (Paramount) with annual sales of approximately $100 million. Paramount, which has facilities in Pennsylvania, Tennessee, Texas, and United Kingdom, manufactures flexible packaging for a variety of markets with a strong emphasis on disposable diaper packaging and other sanitary products. The total purchase price, net of cash acquired, of approximately $53 million in Bemis common stock and the assumption of debt, has been accounted for under the purchase method of accounting, and results of operations for Paramount subsequent to December 31, 1996, are included in these financial statements.

Note 4 Restructuring of Operations

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

    The restructuring effort was expected to result in the elimination of 289 jobs in the U.S. in conjunction with the closing of two manufacturing facilities. Other costs associated with the integration of equipment, business, and people from closed facilities into the remaining business units were expensed as incurred. At the close of the project, actual employee reductions totaled 278 with 11 employee relocations.

    Both manufacturing facility closures and the realignment of the business organization were completed as of the end of 1998. Of the $7.8 million estimated restructuring expense, actual cash cost was $4.8 million and total non-cash cost was $2.5 million. The remaining $.5 million reserve was restored to income in 1998, since the project was completed.

Analysis of Restructuring Reserve

	Employee Costs	Asset Write-Downs	Other Exit Costs	Total		Cash	Non-Cash
	(in thousands of dollars)
Reserve balance at June 30, 1997	$(3,004)	$(1,798)	$(2,972)	$(7,774)		$(6,201)	$(1,573)
1997 Reserve charges	351	523	164	1,038		517	521

Reserve balance at December 31, 1997	(2,653)	(1,275)	(2,808)	(6,736)		(5,684)	(1,052)
1998 Reserve charges	2,339	2,024	1,864	6,227		4,227	2,000

	$(314)	$749	$(944)	$(509	)(1)	$(1,457)	$948

(1)
Restored to income in the fourth quarter of 1998.

Employee Separations—Restructuring

	Hourly	Salaried	Total
Planned Employee Reductions	236	53	289

Actual Employee Reductions—1997	135	23	158
Actual Employee Reductions—1998	102	18	120
Employee Relocations	2	9	11

Cumulative Total	239	50	289

Note 5 Inventories

    The Company's inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market. Inventories are summarized at December 31, as follows:

	1999	1998
	(in thousands of dollars)
Raw materials and supplies	$93,539	$87,242
Work in process and finished goods	181,058	154,343

Total inventories	$274,597	$241,585

Note 6 Pension Plans

    Total pension expense in 1999, 1998, and 1997 was $(1,214,000), $3,525,000, and $8,351,000, respectively.

    Defined contribution plans cover employees at five different manufacturing or administrative locations and provide for contributions ranging from 2 percent to 6 percent of covered employees' salaries or wages and totaled $695,000 in 1999, $733,000 in 1998, and $688,000 in 1997. Multiemployer plans cover employees at two different manufacturing locations and provide for contributions to a union administered defined benefit pension plan. Amounts charged to pension cost and contributed to the plan in 1999, 1998, and 1997 totaled $1,136,000, $1,267,000, and $1,186,000, respectively.

    The Company has defined benefit pension plans covering the majority of U.S. employees. The benefits under the plans are based on years of service and salary levels. Certain plans covering hourly employees provide benefits of stated amounts for each year of service. In addition, the Company also sponsors an unfunded supplemental retirement plan to provide senior management with benefits in excess of limits under the federal tax law and increased benefits to reflect a service adjustment factor. Net periodic pension cost for defined benefit plans included the following components for the year ended December 31, 1999, 1998, and 1997:

	1999	1998	1997
	(in thousands of dollars)
Service cost—benefits earned during the year	$8,992	$7,575	$6,634
Interest cost on projected benefit obligation	19,157	17,891	17,622
Expected return on plan assets	(31,434)	(26,045)	(20,796)
Amortization of unrecognized transition obligation	1,019	1,060	1,216
Amortization of prior service cost	810	662	490
Recognized net (gain) or loss	(2,328)	(429)	444

Net periodic pension (income) cost	$(3,784)	$714	$5,610

    Changes in benefit obligation and plan assets, and a reconciliation of the funded status at December 31, 1999 and 1998, are as follows:

	1999	1998
	(in thousands of dollars)
Change in Benefit Obligation
Benefit obligation at the beginning of the year	$287,652	$262,775
Service cost	8,992	7,575
Interest cost	19,157	17,891
Plan amendments	3,580	1,626
Curtailment (gain) or loss	0	0
Special termination benefits	0	336
Actuarial (gain) or loss	6,261	13,069
Acquisition	4,588	(11)
Benefits paid	(16,387)	(15,519)
Foreign currency exchange rate changes	89	(90)

Benefit obligation at the end of the year	$313,932	$287,652

Change in Plan Assets
Fair value of plan assets at the beginning of the year	$369,604	$301,038
Actual return on plan assets	80,868	84,086
Acquisition	4,667	0
Employer contribution	358	249
Benefits paid	(16,387)	(15,519)
Foreign currency exchange rate changes	153	(250)

Fair value of plan assets at the end of the year	$439,263	$369,604

Reconciliation of Funded Status
Funded status	$125,331	$81,952
Unrecognized net (gain) or loss	(148,021)	(106,782)
Unrecognized transition (asset) or obligation	2,854	4,287
Unrecognized prior service cost	9,787	7,027

Accrued pension liability	$(10,049)	$(13,516)

    The Company has recorded the following amounts pursuant to Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," to reflect the minimum pension obligation at December 31:

	1999	1998
	(in thousands of dollars)
Intangible asset	$236	$749
Prepaid tax	532	966
Pension liability	(1,628)	(3,238)

Reduction in stockholders' equity	$(860)	$(1,523)

    Presented below are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets at December 31:

	1999	1998
	(in thousands of dollars)
Projected benefit obligation	$17,399	$14,393
Accumulated benefit obligation	$12,257	$10,566
Fair value of assets	$1,252	$0

    The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation together with the expected long-term rate of return on assets is presented below.

	1999	1998
Weighted-average discount rate	6.75%	6.75%
Rate of increase in future compensation levels	5.25%	5.25%
Expected long-term rate of return on assets	10.00%	10.00%

Note 7 Postretirement Benefits Other Than Pensions

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

    Net periodic postretirement benefit costs included the following components for the year ended December 31, 1999, 1998, and 1997.

	1999	1998	1997
	(in thousands of dollars)
Service cost—benefits earned during the year	$217	$195	$176
Interest cost on accumulated postretirement benefit obligation	794	765	843
Amortization of prior service cost	11	12	11
Recognized net (gain) or loss	(266)	(342)	(340)

Net periodic postretirement benefit cost	$756	$630	$690

    Changes in benefit obligation and plan assets, and a reconciliation of the funded status at December 31, 1999 and 1998, are as follows:

	1999	1998
	(in thousands of dollars)
Change in Benefit Obligation
Benefit obligation at the beginning of the year	$12,234	$11,373
Service cost	217	195
Interest cost	794	765
Plan amendments	394	0
Actuarial (gain) or loss	1,608	781
Benefits paid	(1,025)	(880)

Benefit obligation at the end of the year	$14,222	$12,234

Change in Plan Assets
Fair value of plan assets at the beginning of the year	$0	$0
Employer contribution	1,025	880
Benefits paid	(1,025)	(880)

Fair value of plan assets at the end of the year	$0	$0

Reconciliation of Funded Status
Funded status	$(14,222)	$(12,234)
Unrecognized net actuarial (gain) or loss	(2,243)	(4,117)
Unrecognized prior service cost	486	103

Accrued postretirement benefit liability	$(15,979)	$(16,248)

    The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in assumed health care trends would have the following effects:

	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$108,000	$(92,000)
Effect on postretirement benefit obligation	$1,261,000	$(1,099,000)

    For measurement purposes, an 8.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000; the rate was assumed to decrease gradually to 5.5 percent by the year 2003 and remain at that level thereafter. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75 percent in 1999 and 6.75 percent in 1998.

Note 8 Stock Option And Incentive Plans

    Since 1987, the Company's stock option and stock award plans have provided for the issuance of up to 4,400,000 shares of common stock to key employees. As of December 31, 1999, 1998, and 1997, respectively, 711,194, 922,179, and 1,025,501 shares were available for future grants under these plans.

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

    At December 31, 1999, sixteen participants held options with expiration dates ranging from 2000 to 2009 at option prices ranging from $14.94 to $45.03 per share with a weighted-average price of $27.09 per share.

    Details of the stock option plans at December 31, 1999, 1998, and 1997, are:

	Number of Shares	Per Share Option Price Range	Weighted Avg. Price Per Share
Outstanding at December 31, 1996	1,124,883	$12.63—$32.31	$20.31
Granted	155,000	37.34— 45.03	44.78
Exercised	(100,000)	12.63	12.63

Outstanding at December 31, 1997	1,179,883	$12.63—$45.03	$24.18
Exercised	(39,756)	18.72— 24.63	20.17

Outstanding at December 31, 1998	1,140,127	$12.63—$45.03	$24.32
Granted	168,346	35.56— 37.63	37.26
Exercised	(100,000)	12.63	12.63

Outstanding at December 31, 1999	1,208,473	$14.94—$45.03	$27.09

Exercisable at December 31, 1999	990,127	$14.94—$45.03	$24.45

    In 1994, the Company adopted a Stock Incentive Plan for certain key executive employees. Since its adoption, all of the grants of either stock options or performance units (commonly referred to as restricted stock) have been made under this plan. Distribution of the performance units is normally made in the form of shares of Bemis common stock on a one for one basis. Distribution of the shares will normally be made not less than four years nor more than six years from the date of the performance unit grant. All performance units granted under the plan are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement. In addition, cash payments are made during the grant period on outstanding performance units equal to the dividend on Bemis common stock. The cost of the awards is charged to income over the period of the grant: $7,548,000 was expensed in 1999, $7,012,000 in 1998, and $4,230,000 in 1997.

    Details of the stock award plan at December 31, 1999, 1998, and 1997, are:

Number of Shares
Outstanding at December 31, 1996	1,098,288
Granted	538,278
Canceled	(61,332)

Outstanding at December 31, 1997	1,575,234
Granted	185,438
Paid	(626,399)
Canceled	(82,116)

Outstanding at December 31, 1998	1,052,157
Granted	103,558
Canceled	(60,919)

Outstanding at December 31, 1999	1,094,796

    The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for stock options and awards in 1999, 1998, and 1997 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	1999	1998	1997
Net earnings—as reported	$114,775,000	$101,130,000	$101,424,000
Net earnings—pro forma	$112,426,000	$98,883,000	$100,368,000
Diluted earnings per share—as reported	$2.18	$1.90	$1.88
Diluted earnings per share—pro forma	$2.14	$1.86	$1.86
Dividend yield	2.4%	2.0%	1.9%
Expected volatility	27.6%	27.1%	27.0%
Risk-free interest rate	7.0%	7.0%	7.0%
Expected lives	8.1 years	5.9 years	9.0 years

    The fair value of each grant made in 1999, 1998, or 1997 is estimated on the date of grant using the Black-Scholes option-pricing model using the above indicated weighted-average assumptions for dividend yield, expected volatility, risk-free interest rate, and expected lives.

Note 9 Leases

    All noncancelable leases have been categorized as capital or operating leases. The Company has leases for manufacturing plants, warehouses, machinery and equipment, and administrative offices with terms (including renewal options) ranging from one to 25 years. Under most leasing arrangements, the Company pays the property taxes, insurance, maintenance, and expenses related to the leased property. Total rental expense under operating leases was $11,281,000 in 1999, $13,095,000 in 1998, and $14,129,000 in 1997.

    The present values of minimum future obligations shown in the following chart are calculated based on an interest rate of 11 1/4 percent determined to be applicable at the inception of the lease. Interest expense on the outstanding obligations under capital leases was $13,000 in 1999, $31,000 in 1998, and $2,000 in 1997.

    Minimum future obligations on leases in effect at December 31, 1999, are:

	Capital Leases	Operating Leases
	(in thousands of dollars)
2000	$5	$7,871
2001	0	6,260
2002	0	4,754
2003	0	2,312
2004	0	1,387
Thereafter	0	2,209

Total minimum obligations	5	$24,793

Less amount representing interest	1

Present value of net minimum obligations	4
Less current portion	4

Long-term obligations	$0

Note 10 Long-Term Debt

    Long-term debt maturing in years 2000 through 2002 is $1,049,000, $8,456,000, and $739,000, respectively. There are no maturities due in 2003.

    Under the terms of a revolving credit agreement with six banks, the Company may borrow up to $334,000,000 through August 1, 2004. The Company must pay a facility fee of .12 of 1 percent annually on the entire amount of the commitment. There were no borrowings outstanding under this agreement at December 31, 1999. Debt consisted of the following at December 31,

	1999	1998
	(in thousands of dollars)
Commercial paper payable through 2000 at an interest rate of 5.8%(1)	$255,072	$252,000
Note payable in 2005 at an interest rate of 6.7%	100,000	100,000
Industrial revenue bonds payable through 2012 at interest rates of 5.25% to 5.8%	15,500	15,500
Debt of subsidiary companies payable through 2002 at interest rates of 2.25% to 9.25%	2,740	6,722
Obligations under capital leases	4	87

Total debt	373,316	374,309
Less current portion	1,049	2,946

Total long-term debt	$372,267	$371,363

(1)
The commercial paper has been classified as long-term debt in accordance with the Company's intention and ability to refinance such obligations on a long-term basis. The interest rate of commercial paper outstanding at December 31, 1999, was 5.8 percent. The maximum outstanding during 1999 was $285,000,000, and the average outstanding during 1999 was $257,489,000. The weighted-average interest rate during 1999 was 5.3 percent.

Note 11 Income Taxes

	1999	1998	1997
	(in thousands of dollars)
U.S. income before income taxes	$169,210	$149,917	$144,877
Non-U.S. income before income taxes	26,068	17,288	24,273
Consolidating eliminations	(9,403)	(2,175)	(4,226)

Income before income taxes	$185,875	$165,030	$164,924

Income tax expense consists of the following components:
Current tax expense:
U.S. federal	$50,032	$44,009	$47,237
Foreign	7,095	3,413	6,697
State and local	8,442	7,535	7,206

Total current tax expense	65,569	54,957	61,140

Deferred (prepaid) tax expense:
U.S. federal	3,375	6,562	837
Foreign	1,556	1,721	1,387
State	600	660	136

Total deferred (prepaid) tax expense	5,531	8,943	2,360

Total income tax expense	$71,100	$63,900	$63,500

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	1999	1998	1997
	(in thousands of dollars)
Deferred tax assets:
Accounts receivable, principally due to allowances for returns and doubtful accounts	$4,589	$4,574	$4,443
Inventories, principally due to additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	3,593	4,646	4,766
Employee compensation and benefits accrued for financial reporting purposes	14,404	15,115	15,714
Restructuring costs			2,694
Other	1,149	1,687	2,165

Total deferred tax assets (included in prepaid expenses and deferred charges)	$23,735	$26,022	$29,782

Deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation, capitalized interest, and capitalized overhead	$102,262	$90,087	$79,645
Noncurrent employee compensation and benefits accrued for financial reporting purposes	(17,424)	(16,127)	(16,936)
Change of inventory accounting method from LIFO to FIFO	4,657	8,475	17,900
Other	140	2,244	1,357

Total deferred tax liabilities	$89,635	$84,679	$81,966

    The Company's effective tax rate differs from the federal statutory rate due to the following items:

	1999		1998		1997
	Amount	% of Income Before Tax	Amount	% of Income Before Tax	Amount	% of Income Before Tax
	(in thousands of dollars)
Computed "expected" tax expense on income before taxes at statutory rate	$65,056	35.0%	$57,761	35.0%	$57,723	35.0%
Increase (decrease) in taxes resulting from:
State and local income taxes net of federal income tax benefit	5,877	3.2	5,327	3.2	4,772	2.9
Foreign tax rate differential	(776)	(0.4)	(1,113)	(0.7)	(471)	(0.3)
Minority interest	1,478	0.8	1,574	1.0	1,892	1.1
Miscellaneous items	(535)	(0.3)	351	0.2	(416)	(0.2)

Actual income tax expense	$71,100	38.3%	$63,900	38.7%	$63,500	38.5%

    The Company's federal income tax returns for the years prior to 1995 have been audited and completely settled. Provision has not been made for U.S. or additional foreign taxes on $116,911,000 of undistributed earnings of foreign subsidiaries because those earnings are considered to be permanently reinvested in the operations of those subsidiaries. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

Note 12 Segments of Business

    The Company's business activities are organized around its two principal business segments, Flexible Packaging and Pressure Sensitive Materials. Both internal and external reporting conform to this organizational structure with no significant differences in accounting policies applied. Minor intersegment sales are generally priced to reflect minor markups. The Company evaluates the performance of its segments and allocates resources to them based on operating profit which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest. While there are similarities in selected technology and manufacturing processes utilized, notable differences exist in products, application of products, and customer base. Products produced within the Flexible Packaging business segment include high barrier, polyethylene, and paper products for food, medical, personal care, agribusiness, chemicals, pet food, and sanitary products. Products produced within the Pressure Sensitive Materials business segment include film, paper, and metalized plastic film printing stocks used for primary package labeling, promotional decoration, bar code inventory control labels, and laser printing for administrative office and promotional applications. This segment also includes micro-thin film adhesives used in delicate electronic parts assembly and graphic films for decorative signage. A summary of the Registrant's business activities reported by its two business segments follows:

Business Segments

	1999	1998	1997
	(in millions of dollars)
Net Sales to Unaffiliated Customers:
Flexible Packaging	$1,435.9	$1,368.4	$1,398.6
Pressure Sensitive Materials	482.6	480.0	479.7
Intersegment Sales:
Flexible Packaging	(0.3)	(0.2)	(0.9)
Pressure Sensitive Materials	(0.2)	(0.2)	(0.2)

Total	$1,918.0	$1,848.0	$1,877.2

Operating Profit and Pretax Profit:
Flexible Packaging	$187.2	$156.3	$142.6
Pressure Sensitive Materials	44.3	51.0	67.2

Total operating profit (1)	231.5	207.3	209.8
General corporate expenses	(20.2)	(15.9)	(20.6)
Interest expense	(21.2)	(21.9)	(18.9)
Minority interest in net income	(4.2)	(4.5)	(5.4)

Income before income taxes	$185.9	$165.0	$164.9

Identifiable Assets:
Flexible Packaging	$1,180.8	$1,144.3	$1,068.9
Pressure Sensitive Materials	310.5	289.8	292.0
Total identifiable assets(2)	1,491.3	1,434.1	1,360.9
Corporate assets(3)	40.8	47.9	47.5

Total	$1,532.1	$1,482.0	$1,408.4

Depreciation and Amortization:
Flexible Packaging	$76.1	$69.5	$62.3
Pressure Sensitive Materials	20.1	18.6	15.6
Corporate	1.5	.8	1.0

Total	$97.7	$88.9	$78.9

Expenditures for Property and Equipment:
Flexible Packaging	$101.4	$115.7	$139.3
Pressure Sensitive Materials	34.9	22.1	25.5
Corporate	1.1	2.0	2.7

Total	$137.4	$139.8	$167.5

Operations by Geographic Areas

	1999	1998	1997
	(in millions of dollars)
Net Sales to Unaffiliated Customers:(4)
United States	$1,614.5	$1,570.4	$1,615.3
Canada	71.6	64.4	61.4
Europe	207.2	197.8	193.7
Other	24.7	15.4	6.8

Total	$1,918.0	$1,848.0	$1,877.2

Identifiable Assets:
United States	$1,237.8	$1,172.0	$1,168.5
Canada	31.0	28.5	28.0
Europe	196.3	195.2	160.9
Other	26.2	38.4	3.5

Total	$1,491.3	$1,434.1	$1,360.9

(1)
Operating profit is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.

(2)
Identifiable assets by business segment include only those assets that are specifically identified with each segment's operations.

(3)
Corporate assets are principally cash and short-term investments, prepaid expenses, and corporate property.

(4)
Net sales are attributed to countries based on location of the company's manufacturing or selling operation.

Note 13 Contingencies

    The Company is a defendant in lawsuits incidental to its business. The management of the Company believes, however, that the disposition of these lawsuits will not have any material impact on the financial position or operating results of the Company.

    In December 1996, the United States brought an action in Federal District Court for the District of Columbia against the Company and its wholly owned subsidiary Pervel Industries in relation to Pervel's disposal of liquid industrial wastes at the Yaworski Lagoon site in Canterbury, Connecticut. The Company believes both it and Pervel have fulfilled all obligations required by the 1990 consent decree or guarantee, which is the subject of this litigation, and that both have meritorious defenses. Notwithstanding these allegations and meritorious defenses, both parties have reached a tentative agreement, pending regulatory approval, which will require an additional $3.0 million expenditure by the Registrant. This expense had been provided for by December 31, 1999.

Note 14 Foreign Operations

    The foreign countries in which the Company conducts operations generally impose no significant restrictions on transfers of funds. Amounts attributable to foreign operations included in the consolidated statements are as follows:

	1999	1998	1997
	(in thousands of dollars)
Net sales of consolidated foreign subsidiaries	$303,482	$277,572	$261,900
Net income of consolidated foreign subsidiaries	$16,336	$11,456	$14,850
Foreign earnings in excess of dividends received	$6,931	$9,281	$11,706
Equity in net assets	$135,034	$136,330	$117,500
Equity in total assets	$214,792	$211,553	$185,450

Note 15 Financial Instruments

    The Company enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables. Exchange gains and losses arising from these transactions are deferred and recognized when the transaction for which the hedge was obtained is finalized. At December 31, 1999 and 1998, the Company had outstanding forward foreign currency exchange contracts aggregating $7,921,000 and $19,736,000, respectively. Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated. Based on quoted year-end market prices of forward foreign currency exchange contracts the Company would have experienced a $126,000 loss at December 31, 1999, and a $26,000 loss at December 31, 1998, had outstanding contracts been settled at those respective dates.

    At December 31, 1999 and 1998, the carrying value approximates the fair value of financial instruments such as cash, trade receivables and payables, and short-term debt because of the short-term maturities of these instruments. The fair value of the Company's long-term debt, including current maturities but excluding capitalized leases, is estimated to be $379,532,000 and $384,563,000 at December 31, 1999 and 1998, respectively, using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity.

    The Company is also a party to letters of credit totaling $4,275,000 and $4,275,000 at December 31, 1999 and 1998, respectively. In the Company's past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these off-balance-sheet instruments because performance is not expected to be required, and, therefore, is of the opinion that the fair value of these instruments is zero.

    Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of December 31, 1999, the Company had no significant concentrations of credit risk. As of December 31, 1998, the Company had a loan due from ITAP/Bemis Ltda, a flexible packaging joint venture in Brazil in which the Company holds a one-third interest, for $7,000,000. The loan was denominated in U.S. dollars with a 10 percent interest rate compounded annually. This was the only significant concentration of credit risk as of December 31, 1998. The loan was converted to an equity interest with a pro rata investment from the other partner in 1999.

Note 16 Earnings Per Share Computations

	For years ended December 31,
	1999			1998			1997
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS
Income available to common stockholders	$114,775,000	52,306,945	$2.19	$101,130,000	53,029,779	$1.91	$101,424,000	53,010,999	$1.91
Dilutive effects of stock option and stock awards net of windfall tax benefits		350,123			293,925			868,949

Diluted EPS
Income available to common stockholders plus assumed conversions	$114,775,000	52,657,068	$2.18	$101,130,000	53,323,704	$1.90	$101,424,000	53,879,948	$1.88

Note 17 Quarterly Financial Information—Unaudited

	Net Sales			Gross Profit			Net Income			Diluted Earnings Per Share
	1999	1998	% Change	1999	1998	% Change	1999	1998	% Change	1999	1998	% Change
	(In millions of dollars except EPS)
First	$450.6	$451.5	—	$96.5	$88.7	9%	$18.7	$20.7	(10)%	$.36	$.39	(8)%
Second	481.3	470.6	2	108.3	101.1	7	31.6	27.6	14.60		.51	18
Third	492.2	465.5	6	106.0	99.7	6	31.2	27.2	15.59		.51	16
Fourth	493.9	460.4	7	112.9	100.3	13	33.3	25.6	30.63		.49	29

Total	$1,918.0	$1,848.0	4%	$423.7	$389.8	9%	$114.8	$101.1	14%	$2.18	$1.90	15%

Note 18 Subsequent Event

    Effective January 6, 2000, the Company completed the previously announced agreement to acquire the 13 percent minority interest in Morgan Adhesives Company (MACtac). The Company issued 1,728,000 shares of its common stock and paid $3.4 million to acquire all of the minority owned shares of MACtac. Upon the aquisition of these minority shares, MACtac became a wholly owned subsidiary of Bemis Company, Inc. This transaction is expected to be dilutive in the range of one to two cents per share to the Company's earnings per share in 2000, and accretive after that.

QuickLinks

BEMIS COMPANY, INC. AND SUBSIDIARIES FINANCIAL HIGHLIGHTS
FIVE-YEAR SUMMARY
MANAGEMENT'S DISCUSSION AND ANALYSIS
  Three-Year Review of Results
  Summary
  Forward Look
  Costs and Expenses
  Return on Investment
  Capital Expenditures
  Capital Structure, Liquidity, and Cash Flow
  Sources and Uses of Cash (in millions of dollars)
  Coverage of Pretax Interest by Pretax Income and Interest
  Foreign Currency Exposures
  Income Taxes
  New Accounting Pronouncements
  Market Prices and Dividends
  European Common Currency (Euro)
  Year 2000 Issue
FIVE-YEAR CONSOLIDATED REVIEW
MANAGEMENT'S RESPONSIBILITY STATEMENT
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
Analysis of Restructuring Reserve
Employee Separations—Restructuring
  Business Segments
  Operations by Geographic Areas