Form 10-K405, Exhibit 13
period 2000-12-31
BEMIS CO INC
filed 2001-03-09
CIK 11199

Management’s Discussion and Analysis	Bemis Company, Inc. and Subsidiaries

Three-Year Review of Results

	Percent
	2000	1999	1998
Net sales	100.0%	100.0%	100.0%
Cost of products sold	79.3	78.4	79.4
Gross margin	20.7	21.6	20.6
Selling, general, and administrative expenses	8.9	9.9	9.8
All other expenses	2.0	2.2	2.1
Income before income taxes	9.8	9.5	8.7
Provision for income taxes	3.8	3.7	3.3
Net income	6.0%	5.8%	5.4%
Effective tax rate	38.3%	38.3%	38.7%

Summary

             In 2000, the Company continued its focus on expanding core businesses by both internal investment and acquisitions. Capital expenditures for 2000 were $100.4 million compared to $137.4 million in 1999 and $139.8 million in 1998.  Throughout this three-year period, the Company has focused on building and expanding its manufacturing capacity to support its technological strengths.  In addition to this aggressive internal capital investment, the Company also invested heavily in business acquisitions.

             On September 8, 2000, the Company purchased the pressure sensitive materials product line of Kanzaki Specialty Papers, Inc., which had approximately $78.0 million in net sales in 1999. This business supplies direct thermal pressure sensitive products to printers for labels used for bar coding, shipping and inventory labeling, and a variety of other end uses.  This acquisition provides a significant new product line in the Company’s Pressure Sensitive Materials segment.

             On August 31, 2000, the Company purchased the specialty plastic films business of Viskase Companies, Inc., which supplies a variety of shrinkable barrier bags, films, and cook-in bags to beef, pork, poultry, and cheese processors.  It had net sales of approximately $150.0 million in 1999. This acquisition has complex technologies that both complement and extend the technologies employed in the Company’s very successful flexible packaging business. In addition, this acquisition brings to the Company immediate access to important fresh meat markets and is a natural extension of the strong position and relationships already established in the processed meat, cheese, and poultry markets.  Included in the acquisition are manufacturing facilities in Centerville, Iowa; Pauls Valley, Oklahoma; Swansea, Wales; and São Paulo, Brazil.              Effective August 1, 2000, the Company purchased the assets of the flexible packaging business of Arrow Industries, which had net sales of approximately $33.0 million during the preceding twelve months. Equipment acquired with this business is being strategically deployed into existing facilities to provide additional capacity.

             On January 6, 2000, the Company purchased the remaining 13 percent minority interest in Morgan Adhesives Company (MACtac).  The Company issued 1,730,952 shares of its common stock and paid $3.4 million in cash.  Upon the acquisition of these minority shares, MACtac became a wholly-owned subsidiary of Bemis Company, Inc.

             Overall results for 2000 produced net sales of $2.16 billion compared to $1.96 billion and $1.89 billion in 1999 and 1998, respectively.  Net sales and cost of products sold have been restated for all periods presented, in accordance with new accounting guidance, for the reclassification of certain freight-out costs from a reduction in net sales to cost of products sold. The net sales increase of 10.3 percent in 2000, which occurred principally in the Flexible Packaging segment, was led by strong unit volume growth in high barrier products.  Net income for 2000 totaled $130.6 million compared with $114.8 million and $101.1 million for 1999 and 1998, respectively.  Diluted earnings per share were $2.44 for 2000, $2.18 for 1999, and $1.90 for 1998.  Excluding the effects of business acquisitions and dispositions, 2000 net sales increased 6.2 percent from 1999 while operating profit increased 9.5 percent from the 1999 level.

             Net sales for the Flexible Packaging segment increased 12.9 percent with operating profits increasing 18.2 percent from the levels achieved in 1999. Strong sales increases in high barrier products and polyethylene products provided the base for improved operating profits.  Flexible Packaging operating profits were $221.3 million in 2000, or 13.3 percent of net sales, compared to $187.2 million, or 12.7 percent of net sales in 1999, and $156.3 million, or 11.2 percent of net sales in 1998.  Increased unit sales and a continuing focus to lower the cost structure largely account for the improvements in operating profit.

             Net sales for the Pressure Sensitive Materials segment increased 2.6 percent over the 1999 level. Operating profit, however, decreased 9.5 percent as this business segment continued to face less favorable economic conditions in North America, higher raw material costs, and increased price competition in certain markets. Pressure Sensitive Materials operating profits were $40.1 million in 2000, or 7.9 percent of net sales, compared to $44.3 million, or 9.0 percent of net sales in 1999, and $51.0 million, or 10.4 percent of net sales in 1998.

Outlook

             In 2000, the Company took advantage of opportunities to further strengthen core capabilities through several strategic acquisitions.  These acquisitions will increase our market share, our customer base, and our technological resources, and introduce us to new markets.  The Company expects sales to continue to rise six to eight percent annually over the next several years as our Flexible Packaging business benefits from the continuing trend of flexible packaging replacing rigid packaging and from the ongoing consolidation of customers with which the Company has strong relationships. Future acquisitions could further enhance sales growth.  In 2001, we expect some weakness in industrial markets served primarily by our Pressure Sensitive Materials business and portions of our polyethylene packaging product line.  We expect, however, that with greater than 65 percent of our products used in the food industry, our exposure to this market will limit the adverse impact of any downturn in the economy.

Costs and Expenses

             Cost of products sold as a percentage of net sales was 79.3 percent for 2000 compared to 78.4 percent for 1999 and 79.4 percent for 1998.  The increase experienced in 2000 was due to increasing material costs which were partially offset by lower product conversion and employee benefit costs.

             Selling, general, and administrative expenses decreased $1.5 million in absolute dollars in 2000 versus 1999 after increasing $8.0 million in 1999 versus 1998.  Expressed as a percent of net sales, selling, general, and administrative expenses were 8.9 percent, 9.9 percent, and 9.8 percent for 2000, 1999, and 1998 respectively. The Company’s focus on improved cost control together with lower employee benefit costs largely account for the improvements achieved in 2000.

             Research and development expense was $10.1 million in 2000, $11.7 million in 1999, and $12.2 million in 1998.  The decrease occurred principally within the Pressure Sensitive Materials segment resulting from increased focus on internal efficiencies to assist in its efforts to deal with less favorable economic conditions in North America and increased price competition in certain markets.

             A higher debt level in 2000 together with rising interest rates, increased interest expense to $31.6 million compared to $21.2 million in 1999 and $21.9 million in 1998.  The increased debt level during 2000 was principally due to business unit acquisitions and common stock repurchases.

             Other costs reflect expense of $1.4 million for 2000 versus expense of $6.9 million and $0.3 million in 1999 and 1998, respectively.  The 1999 expense was principally due to losses from our Brazilian joint venture that included $1.7 million for currency losses and $2.6 million for relocation and reorganization costs.  The improved operating results from the joint venture are reflected in the lower 2000 costs.

             The reduction in minority interest is due to the January 2000 purchase of the 13 percent minority interest in MACtac.  Upon the acquisition of these minority shares, MACtac became a wholly-owned subsidiary of Bemis Company, Inc.

Return on Investment

             Return on average stockholders’ equity in 2000 was 17.1 percent compared to 16.2 percent in 1999 and 14.9 percent in 1998.

             Operating profit as a percent of average investment was 16.8 percent in 2000 compared to 18.6 percent in 1999 and 17.1 percent in 1998.

             Operating profit as a percent of average investment for the  Flexible Packaging segment was 17.2 percent in 2000 compared to 18.6 percent in 1999 and 15.9 percent in 1998.  This same ratio for the Pressure Sensitive Materials segment was 14.6 percent in 2000 compared to 18.7 percent in 1999 and 22.1 percent in 1998.

             Return on average total capital was 10.8 percent in 2000, 10.9 percent in 1999, and 10.3 percent in 1998.  Total capital is defined as the sum of all short-term and long-term interest-bearing debt, including obligations under capital leases, stockholders’ equity, and deferred taxes.  Return on total capital is based on net income adjusted for interest expense on an after-tax basis.

Capital Expenditures

             Capital expenditures in 2000 were $100.4 million compared to $137.4 million in 1999 and $139.8 million in 1998, including capitalized interest of $1.7 million, $1.6 million, and $1.3 million for 2000, 1999, and 1998, respectively.  In 2001, management anticipates expenditures in the $120 million range.  The majority  of these expenditures, made from internally generated funds, will be for continued expansion of the Company’s growth businesses, with major equipment purchases planned for the Flexible Packaging segment in both high barrier and polyethylene product lines.

Capital Structure, Liquidity, and Cash Flow

             Stockholders’ equity increased in 2000 to $798.8 million, up from $725.9 million in 1999 and $687.9 million in 1998, primarily due to earnings reduced by dividend payments and common stock repurchases. In 2000, $42.8 million of common stock was repurchased compared to $4.1 million in 1999 and $41.3 million in 1998.  Common stock totaling $0.48 million and $0.05 million was issued in 2000 and 1999, respectively, in connection with the Company’s stock-based compensation programs. Additionally, common stock totaling $54.8 million was issued in 2000 in connection with the acquisition of the minority interest of MACtac.

             Total debt increased $293.7 million in 2000 to $672.8 million, resulting in a total debt to total capital ratio of 42.7 percent compared to 31.7 percent in 1999 and 32.8 percent in 1998.  The significant increase in 2000 is due to acquisitions which primarily account for the $147.4 million increase in goodwill and $103.2 million increase in intangible assets, deferred charges, and other assets.  In 2001, total debt is expected to decrease due to continuing strong cash flow from operations.

             Working capital (excluding short-term borrowings and the current portion of long-term debt) increased by $42.6 million to $379.7 million in 2000 following an increase of $29.3 million to $337.1 million in 1999 and a decrease of $7.5 million to $307.8 million in 1998.  The current ratio was 1.3:1 in 2000 compared to 2.3:1 in 1999 and 2.2:1 in 1998, reflecting the short-term debt increase in 2000 associated with acquisitions.

             The Company’s cash flow remained strong in 2000 as cash provided by operating activities was $210.2 million compared to $186.1 million in 1999 and $234.6 million in 1998. The following schedule presents the major sources and uses of cash for the Company in 2000.

Sources and Uses of Cash  (in millions)

Sources
Net income	$130.6
Depreciation and amortization	108.1
Deferred income taxes	14.8
Increase in total debt	293.7
Total Sources	$547.2
Uses
Capital expenditures	100.4
Business acquisitions, net of cash acquired	295.1
Increase in working capital*
(net of effects of acquisitions)	42.7
Common stock repurchases	42.8
Dividends	51.1
Net change in deferred charges and credits	13.3
Other	1.8
Total Uses	$547.2

    * Excluding short-term interest-bearing debt.

             The Company’s pretax interest coverage was 7.7 times in 2000 compared to 9.8 times in 1999 and 8.6 times in 1998.  Pretax income increased to $211.5 million in 2000 from $185.9 million in 1999 and $165.0 million in 1998.  Interest expense was $31.6 million in 2000, $21.2 million in 1999, and $21.9 million in 1998.  Following are pretax interest coverage ratios for the last five years:

Coverage of Pretax Interest by Pretax Income and Interest

1996	1997	1998	1999	2000
13.4	9.7	8.6	9.8	7.7

             At year-end 2000 the Company had credit lines of $584 million, including a $334 million revolving credit facility and a $250 million short-term bridge credit facility.  These lines are used primarily to support the Company’s issuance of commercial paper which carries an A-1, P-1 rating.  The Company also has the capability of issuing up to approximately $100 million of Extendable Commercial Notes (ECNs) which are short-term instruments whose maturity can be extended to 390 days from the date of issuance.  As of December 31, 2000, the Company had $545 million of commercial paper outstanding.  In January 2001, the Company registered for issuance  $250 million of debt securities with the Securities and Exchange Commission.

Foreign Currency Exposures

             The Company’s Belgium operation enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables, principally for transactions in non-euro zone countries.  Exchange gains and losses arising from these transactions are deferred and recognized when the transaction for which the hedge was obtained is finalized.  At December 31, 2000 and 1999, the Company had outstanding forward foreign currency exchange contracts aggregating $7,270,000 and $7,921,000, respectively.  The introduction of the “euro” on January 1, 1999, by the European Economic and Monetary Union has reduced the exposure to currency fluctuations among participating countries resulting in reduced volume of forward foreign currency exchange contracts.  Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western European currencies. Counterparties to the forward foreign currency exchange contracts are major financial institutions.  Credit loss from counterparty nonperformance is not anticipated.  Based on quoted year-end market prices of its forward foreign currency exchange contracts, the Company would not have experienced material gains or losses at December 31, 2000, and  1999, had outstanding contracts been settled at those respective dates.

             The Company has a one-third interest in a Brazilian joint venture, ITAP/Bemis Ltda. The joint venture has foreign denominated debt exposures that are substantially hedged.  Net conversion losses on the debt are recorded as an expense.

Income Taxes

             The Company’s effective tax rate was 38.3 percent in 2000 versus 38.3 percent in 1999 and 38.7 percent in 1998.  The difference between the Company’s overall tax rate and the U.S. statutory tax rate of 35 percent in 2000, 1999, and 1998 principally relates to state and local income taxes net of the federal income tax benefit.

New Accounting Pronouncements

             In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  This statement, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for recognition and measurement of derivatives and hedging activities.  Implementation of this standard on January 1, 2001, will not have a material effect on the Company’s financial position or results of operation.

Market Prices and Dividends

             The Bemis quarterly dividend was increased by 4.3 percent in the first quarter of 2000 to 24 cents per share from 23 cents. This followed first quarter increases of 4.5 percent in 1999 to 23 cents per share from 22 cents, and 10.0 percent in 1998 to 22 cents per share from 20 cents in 1997.

             Common dividends for 2000 were 96 cents per share, up from 92 cents in 1999 and 88 cents in 1998.  The 2000 dividend payout ratio was 39.3 percent compared to 42.2 percent in 1999 and 46.3 percent in 1998.  Based on the market price of $34.88 per share at the beginning of 2000, the dividend yield was 2.8 percent.

             Stockholders’ equity per common share (book value per share) increased to $15.18 per share in 2000, up from $13.91 per share in 1999 and $13.16 per share in 1998.  Trading volume in Bemis common stock was 41.6 million shares in 2000.

             In February 2001, the Board of Directors increased the quarterly cash dividend on common stock to 25 cents per share from 24 cents, a 4.2 percent increase.

Forward-Looking Statements

             This Annual Report contains certain estimates, predictions, and other “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995, and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934).  The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “target,” “may,” “will,” “plan,” “project,” “should,” “continue,” or the negative thereof or other similar expressions, or discussions of future goals or aspirations, which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Such statements are based on information available to management as of the time of such statements and relate to, among other things, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, and statements regarding the Company’s mission and vision.  Forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements of the Company to differ materially from anticipated future results, performance, or achievements expressed or implied by such forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

             Factors that could cause actual results to differ from those expected include, but are not limited to, general economic conditions such as inflation, interest rates, and foreign currency exchange rates; results from acquisitions may differ from what we anticipate; competitive conditions within the Company’s markets, including the acceptance of new and existing products offered by the Company; price changes for raw materials and the ability of the Company to pass these price changes on to its customers or otherwise manage commodity price fluctuation risks; the presence of adequate cash available for investment in the Company’s business in order to maintain desired debt levels; unanticipated consequences of the European Monetary Union’s conversion to the euro; changes in governmental regulation, especially in the areas of environmental, health and safety matters, and foreign investment; unexpected outcomes in the Company’s current and future litigation proceedings; and changes in the Company’s labor relations.  These and other risks, uncertainties, and assumptions identified from time to time in the Company’s filings with the Securities Exchange Commission, including without limitation, its Annual Report on Form 10-K and its quarterly reports on Form 10-Q, could cause the Company’s actual future results to differ materially from those projected in the forward-looking statements.  In addition, the Company’s actual future results could differ materially from those projected in the forward-looking statement as a result of changes in the assumptions used in making such forward-looking statements.

BEMIS COMMON STOCK PERFORMANCE *

	2000			1999			1998
			Dividend			Dividend			Dividend
	High	Low	Paid	High	Low	Paid	High	Low	Paid
First Quarter	$36.88	$27.50	$.24	$38.69	$31.06	$.23	$46.94	$40.25	$.22
Second Quarter	38.50	33.13	.24	39.94	30.44	.23	46.00	40.63	.22
Third Quarter	37.13	31.19	.24	39.88	32.81	.23	41.00	34.94	.22
Fourth Quarter	34.50	24.06	.24	34.94	30.94	.23	42.19	33.94	.22

*New York Stock Exchange:  BMS

Five-Year Consolidated Review     Bemis Company, Inc. and Subsidiaries

(dollars in millions, except per share amounts)

	Years Ended December 31,
	2000	1999	1998	1997	1996
Operating Data
Net sales	$2,164.6	$1,962.6	$1,889.4	$1,917.6	$1,690.1
Cost of products sold and other expenses	1,921.5	1,755.5	1,702.5	1,733.8	1,510.7
Interest expense	31.6	21.2	21.9	18.9	13.4
Income before income taxes	211.5	185.9	165.0	164.9	166.0
Provision for income taxes	80.9	71.1	63.9	63.5	63.0
Net income	130.6	114.8	101.1	101.4	103.0
Net income as a percent of net sales	6.0%	5.8%	5.4%	5.3%	6.1%
Common Share Data
Basic earnings per share	$2.46	$2.19	$1.91	$1.91	$1.96
Diluted earnings per share	2.44	2.18	1.90	1.88	1.93
Dividends per share	.96	.92	.88	.80	.72
Book value per share	15.18	13.91	13.16	12.60	11.47
Stock price/earnings ratio range	10-16x	14-18x	18-25x	19-25x	14-19x
Weighted-average common shares outstanding for computation of diluted earnings per share	53,552,703	52,657,068	53,323,704	53,879,948	53,252,250
Common shares outstanding at December 31,	52,602,414	52,188,715	52,269,158	52,967,511	52,360,699
Capital Structure and Other Data
Current ratio	1.3	2.3	2.2	2.2	2.4
Working capital	144.9	330.3	301.3	311.0	308.4
Total assets	1,888.6	1,532.1	1,482.0	1,408.4	1,224.7
Short-term debt	234.8	6.8	6.5	4.3	4.7
Long-term debt	438.0	372.3	371.4	316.8	241.1
Stockholders’ equity	798.8	725.9	687.9	667.2	600.6
Return on average stockholders’ equity	17.1%	16.2%	14.9%	16.0%	18.0%
Return on average total capital	10.8%	10.9%	10.3%	11.3%	13.0%
Depreciation and amortization	108.1	97.7	88.9	78.9	66.2
Capital expenditures	100.4	137.4	139.8	167.5	112.0
Number of common stockholders	5,005	5,316	5,721	5,874	5,947
Number of employees	10,969	9,534	9,364	9,275	8,876

Management’s Responsibility Statement	Bemis Company, Inc. and Subsidiaries

The management of Bemis Company, Inc., is responsible for the integrity, objectivity, and accuracy of the financial statements of the Company.  The financial statements are prepared by the Company in accordance with accounting principles generally accepted in the United States of America, and using management’s best estimates and judgments, where appropriate.  The financial information presented throughout the Annual Report is consistent with that in the financial statements.

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

PricewaterhouseCoopers LLP, independent accountants, are retained to audit the financial statements.  Their audit is conducted in accordance with auditing standards generally accepted in the United States of America and includes selective reviews of internal accounting controls.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets quarterly with management, the internal audit manager, and independent accountants to review the work of each and to satisfy itself that the respective parties are properly discharging their responsibilities.  Both PricewaterhouseCoopers LLP and the internal audit manager have had unrestricted access to the Audit Committee, without the presence of Company management, for the purpose of discussing the results of their examination and their opinions on the adequacy of internal accounting controls and the quality of financial reporting.

/s/ John H. Roe	/s/ Jeffrey H. Curler	/s/ Benjamin R. Field, III	/s/ Gene C. Wulf
John H. Roe	Jeffrey H. Curler	Benjamin R. Field, III	Gene C. Wulf
Chairman	President and	Senior Vice President,	Vice President and
	Chief Executive Officer	Chief Financial Officer	Controller
and Treasurer

Report of Independent Accountants

To the Stockholders and the Board of Directors of Bemis Company, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Bemis Company, Inc., and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
January 23, 2001

Consolidated Statement of Income	Bemis Company, Inc. and Subsidiaries

(in thousands, except per share amounts)

	Years Ended December 31,
	2000	1999	1998
Net sales	$2,164,583	$1,962,628	$1,889,365
Costs and expenses:
Cost of products sold	1,717,259	1,538,957	1,499,576
Selling, general, and administrative expenses	192,275	193,793	185,841
Research and development	10,080	11,684	12,224
Interest expense	31,609	21,218	21,866
Other costs (income), net	1,362	6,877	332
Minority interest in net income	496	4,224	4,496
Income before income taxes	211,502	185,875	165,030
Provision for income taxes	80,900	71,100	63,900
Net income	$130,602	$114,775	$101,130
Basic earnings per share	$2.46	$2.19	$1.91
Diluted earnings per share	$2.44	$2.18	$1.90

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet	Bemis Company, Inc. and Subsidiaries

(dollars in thousands, except per share amount)

	December 31,
Assets	2000	1999
Current assets:
Cash	$28,910	$18,187
Accounts receivable, less $13,189 and $13,201
for doubtful accounts and allowances	301,974	257,260
Inventories	274,323	274,597
Prepaid expenses	34,752	33,537
Total current assets	639,959	583,581
Property and equipment:
Land and land improvements	17,258	16,237
Buildings and leasehold improvements	247,965	239,889
Machinery and equipment	1,046,998	988,715
Total property and equipment	1,312,221	1,244,841
Less - accumulated depreciation	486,467	468,600
Net property and equipment	825,754	776,241
Other long-term assets:
Goodwill	297,898	150,496
Intangible assets, deferred charges, and other assets	125,032	21,825
Total other long-term assets	422,930	172,321
Total assets	$1,888,643	$1,532,143

continued

See accompanying notes to consolidated financial statements.

	December 31,
Liabilities and Stockholders’ Equity	2000	1999
Current liabilities:
Current portion of long-term debt	$227,459	$1,049
Short-term borrowings	7,353	5,741
Accounts payable	207,115	189,749
Accrued liabilities:
Salaries and wages	43,661	39,861
Income taxes	471	7,540
Other taxes	9,038	9,328
Total current liabilities	495,097	253,268
Long-term debt, less current portion	437,952	372,267
Deferred taxes	103,621	89,635
Other liabilities and deferred credits	51,646	51,580
Total liabilities	1,088,316	766,750
Minority interest	1,570	39,498
Commitments and contingencies
Stockholders’ equity:
Common stock, $.10 par value:
Authorized - 248,000,000 shares
Issued - 60,972,802 and 59,098,203 shares	6,097	5,910
Capital in excess of par value	237,100	181,957
Retained earnings	854,506	775,011
Accumulated other comprehensive income (loss)	(49,855)	(30,644)
Common stock held in treasury, 8,370,388 and 6,909,488 shares, at cost	(249,091)	(206,339)
Total stockholders’ equity	798,757	725,895
Total liabilities and stockholders’ equity	$1,888,643	$1,532,143

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows	Bemis Company, Inc. and Subsidiaries

(in thousands)

	Years Ended December 31,
	2000	1999	1998
Cash flows from operating activities:
Net income	$130,602	$114,775	$101,130
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	108,130	97,717	88,910
Minority interest in net income	496	4,224	4,496
Deferred income taxes, noncurrent portion	14,783	5,478	3,516
Losses of unconsolidated affiliated companies	2,732	7,874	1,546
Tax benefits related to stock incentive programs	2,725	960	6,612
Loss (gain) on sale of property and equipment	234	624	(74)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(50,915)	(22,064)	(9,816)
Inventories	19,525	(36,554)	28,332
Prepaid expenses	1,034	1,362	12,565
Accounts payable	(6,790)	1,333	(13,020)
Accrued salaries and wages	5,233	9,045	6,575
Accrued income taxes	(4,173)	2,831	3,944
Accrued other taxes	(145)	752	429
Changes in other liabilities and deferred credits	33	(3,250)	(2,002)
Changes in deferred charges and other investments	(13,320)	992	1,497
Net cash provided by operating activities	210,184	186,099	234,640
Cash flows from investing activities:
Additions to property and equipment	(100,420)	(137,382)	(139,833)
Business acquisitions, net of cash acquired	(295,075)	(1,424)	(50,206)
Proceeds from sale of property and equipment	1,943	2,201	3,993
Other	(1,082)	61	11
Net cash used by investing activities	$(394,634)	$(136,544)	$(186,035)

continued

See accompanying notes to consolidated financial statements.

	Years Ended December 31,
	2000	1999	1998
Cash flows from financing activities:
Proceeds from long-term debt	$66,713	$3,130	$56,946
Repayment of long-term debt	(973)	(2,204)	(2,374)
Change in short-term borrowings	2,034	2,520	1,272
Change in current portion of long-term debt	226,410	(1,897)	574
Cash dividends paid	(51,107)	(48,126)	(46,701)
Subsidiary dividends to minority stockholders	(51)		(1,835)
Purchase of common stock for the treasury	(42,752)	(4,133)	(41,344)
Stock incentive programs	(2,726)	(957)	(6,312)
Net cash provided (used) by financing activities	197,548	(51,667)	(39,774)
Effect of exchange rates on cash	(2,375)	(3,439)	1,080
Net increase (decrease) in cash	10,723	(5,551)	9,911
Cash balance at beginning of year	18,187	23,738	13,827
Cash balance at end of year	$28,910	$18,187	$23,738
Supplemental disclosure of cash flow information:
Fair value of assets acquired	$339,144		$54,180
Less liabilities assumed	27,608		3,974
Minority interest acquired	38,388	$1,424
Net value acquired	349,924	1,424	50,206
Common stock issued	54,849
Cash used for acquisitions	$295,075	$1,424	$50,206
Interest paid during the year	$33,275	$22,941	$22,900
Income taxes paid during the year	$70,638	$62,504	$48,897

See accompanying notes to consolidated financial statements.

Consolidated Statement of Stockholders’ Equity	Bemis Company, Inc. and Subsidiaries

(dollars in thousands, except per share amounts)

		Capital In		Accumulated Other	Common	Total
	Common	Excess Of	Retained	Comprehensive	Stock Held	Stockholders’
	Stock	Par Value	Earnings	Income (Loss)	In Treasury	Equity
Balance at December 31, 1997	$5,864	$174,562	$653,933	$(6,263)	$(160,862)	$667,234
Net income for 1998			101,130			101,130
Translation adjustment for 1998				(72)		(72)
Pension liability adjustment, net of $102 tax benefit				219		219
Total comprehensive income						101,277
Cash dividends paid on common stock $.88 per share			(46,701)			(46,701)
Stock incentive programs and related tax effects	42	7,346				7,388
Purchase of 1,110,843 shares of common stock					(41,344)	(41,344)
Balance at December 31, 1998	5,906	181,908	708,362	(6,116)	(202,206)	687,854
Net income for 1999			114,775			114,775
Translation adjustment for 1999				(24,353)		(24,353)
Pension liability adjustment, net of $(536) tax benefit				(175)		(175)
Total comprehensive income						90,247
Cash dividends paid on common stock $.92 per share			(48,126)			(48,126)
Stock incentive programs and related tax effects	4	49				53
Purchase of 122,599 shares of common stock					(4,133)	(4,133)
Balance at December 31, 1999	5,910	181,957	775,011	(30,644)	(206,339)	725,895
Net income for 2000			130,602			130,602
Translation adjustment for 2000				(19,178)		(19,178)
Pension liability adjustment, net of $(642) tax benefit				(33)		(33)
Total comprehensive income						111,391
Cash dividends paid on common stock $.96 per share			(51,107)			(51,107)
1,730,952 shares of common stock issued
in acquisition of minority interest	173	54,676				54,849
Stock incentive programs and related tax effects	14	467				481
Purchase of 1,460,900 shares of common stock					(42,752)	(42,752)
Balance at December 31, 2000	$6,097	$237,100	$854,506	$(49,855)	$(249,091)	$798,757

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries.  All significant intercompany transactions and accounts have been eliminated in consolidation.

Revenue recognition: Sales and related cost of sales are recognized primarily upon shipment of products.  Approximately one percent of sales were recognized prior to shipment as a result of customers’ request necessitated by the customers’ changing business conditions.  In all such instances the Company has accounted for these transactions in accordance with U.S. generally accepted accounting principles as well as the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101.  During 2000, the Financial Accounting Standards Board (FASB) through its Emerging Issues Task Force (EITF) reached a consensus that amounts billed for shipping and handling should be included in revenue and costs incurred by the seller for shipping and handling should be classified as cost of products sold.  Accordingly, net sales and cost of products sold have been restated. Previously, the Company had recorded both revenue and costs of shipping and handling in net sales.

Research and development: Research and development expenditures are expensed as incurred.

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

Goodwill:  Goodwill represents the excess of cost over net assets of businesses acquired.  Goodwill acquired prior to 1971 is not amortized against income unless a loss of value becomes evident.  Goodwill resulting from investments made subsequent to 1970 is amortized against income using the straight line method over various periods ranging from 20 to 40 years. The Company periodically reviews goodwill for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable.  Recoverability is assessed by comparing anticipated undiscounted future cash flows from operations to net book value.

Intangible assets:  Intangible assets are being amortized against income using the straight line method over their estimated useful lives, with periods ranging up to 20 years. The Company periodically reviews intangible assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable. Recoverability is assessed by comparing anticipated undiscounted future cash flows from operations to net book value.

Taxes on undistributed earnings:  No provision is made for U.S. income taxes on earnings of non-U.S. subsidiary companies which the Company controls but does not include in the consolidated federal income tax return since it is management’s practice and intent to permanently reinvest the earnings.

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

Preferred Stock Purchase Rights: On July 29, 1999, the Company’s Board of Directors adopted a Shareholder Rights Plan by declaring a dividend of one preferred share purchase right for each outstanding share of common stock. Under certain circumstances, a right may be exercised to purchase one two-hundredth of a share of Series A Junior Preferred Stock for $120, subject to adjustment.  The rights become exercisable if, subject to certain exceptions, a person or group acquires beneficial ownership of 15 percent or more of the Company’s outstanding common stock or announces an offer which would result in such person acquiring beneficial ownership of 15 percent or more of the Company’s outstanding common stock.  If a person or group acquires beneficial ownership of 15 percent or more of the Company’s outstanding common stock, subject to certain exceptions, each right will entitle its holder to buy common stock of the Company having a market value of twice the exercise price of the right.  The rights expire August 23, 2009, and may be redeemed by the Company for $.001 per right at any time before a person becomes a beneficial owner of 15 percent or more of the Company’s outstanding common stock.  The Company’s Board of Directors has designated 600,000 shares of Series A Junior Preferred Stock with a par value of $1 per share that relate to the Shareholder Rights Plan.  At December 31, 2000, none of these shares were issued or outstanding.

Financial Instruments:  In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  This statement, as amended, establishes standards for recognition and measurement of derivatives and hedging activities.  Implementation of this standard, as required on January 1, 2001, will not have a material effect on the Company’s financial position or results of operation.

Environmental cost:  The Company is involved in a number of environmental related disputes and claims. The Company accrues for environmental costs when it is probable that these costs will be incurred and can be reasonably estimated.  At December 31, 2000 and 1999, reserves were $401,000 and $3,359,000, respectively.  Adjustments to the reserve accounts and costs which were directly expensed for environmental remediation matters resulted in charges to the income statements for 2000, 1999, and 1998 of $183,000, $2,046,000, and $169,000, net of third party reimbursements totaling $150,000, $442,000, and $186,000, for 2000, 1999, and 1998, respectively.

Estimates and assumptions required: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Note 2 - BUSINESS ACQUISITIONS AND DISPOSITIONS

On September 8, 2000, the Company purchased the pressure sensitive materials product line of Kanzaki Specialty Papers, Inc., which had approximately $78.0 million in sales in 1999.  This business supplies direct thermal pressure sensitive products to printers for labels used for bar coding, shipping and inventory labeling, and a variety of other end uses.  Assets acquired with this business include a long-term supply agreement to purchase Kanzaki’s high quality face paper to which adhesive will be applied using already available state-of-the-art equipment.  No equipment or facilities were acquired with this business.  The total cash purchase price of $45.2 million has been accounted for under the purchase method of accounting, and results of  operations subsequent to September 7, 2000, are included in these financial statements.

On August 31, 2000, the Company purchased the specialty plastic films business of Viskase Companies, Inc., which supplies a variety of shrinkable barrier bags, films, and cook-in bags to beef, pork, poultry, and cheese processors.  It had net sales of approximately $150.0 million in 1999. This acquisition has complex technologies that both complement and extend the technologies employed in the Company’s very successful flexible packaging business.  In addition, this acquisition brings to the Company immediate access to important fresh meat markets and is a natural extension of the strong position and relationships already established in the processed meat, cheese, and poultry markets.  Included in the acquisition are manufacturing facilities in Centerville, Iowa; Pauls Valley, Oklahoma; Swansea, Wales; and São Paulo, Brazil.  The total cash purchase price of $226.2 million has been accounted for under the purchase method of accounting, and results of operations subsequent to August 30, 2000, are included in these financial statements.

Effective August 1, 2000, the Company purchased the assets of the flexible packaging business of Arrow Industries, which had net sales of approximately $33.0 million during the preceding twelve months.  Equipment acquired with this business is being strategically deployed into existing facilities to provide additional capacity. The total cash purchase price of $18.8 million has been accounted for under the purchase method of accounting, and results of operations subsequent to July 31, 2000, are included in these financial statements.

On January 6, 2000, the Company purchased the remaining 13 percent minority interest in Morgan Adhesives Company (MACtac). The Company issued 1,730,952 shares of its common stock and paid $3.4 million in cash. Upon the acquisition of these minority shares, MACtac became a wholly-owned subsidiary of Bemis Company, Inc.

On January 13, 1999, the Company purchased the remaining minority interest in voting preference shares of Perfecseal Limited in accordance with an agreement dated April 29, 1996, relating to the acquisition of Perfecseal Healthcare Packaging Division (Perfecseal) of Paper Manufacturers Company, Inc.  A cash payment of $1.4 million was made to acquire the remaining outstanding minority interest.

On June 4, 1998, the Company formed Bemis Europe Holdings, S.A. to acquire Techy, a European manufacturer of flexible packaging.  The acquisition, which was effective on June 30, 1998, and was accounted for under the purchase method of accounting, added manufacturing and sales locations in Belgium, France, and the United Kingdom.  Approximately $11.3 million was paid to acquire 100% control. In October 2000, in accordance with an earn-out provision of the original purchase contract, the Company paid an additional $1.5 million.

Effective February 1, 1998, the Company purchased a one-third interest in a newly formed Brazilian joint venture, ITAP/Bemis Ltda. for $38.9 million. This joint venture between the Company and Dixie Toga, S.A., a major supplier of flexible packaging in South America, creates an organization that is strong in market knowledge and presence to serve the needs of the South American marketplace.  Since Bemis did not purchase a controlling interest in the company, this investment and future earnings are recorded under the equity method of accounting.

Supplemental pro forma results of operations giving effect to the acquisitions are not presented because they are not material.

Note 3 - INVENTORIES

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized at December 31, as follows:

(in thousands)	2000	1999
Raw materials and supplies	$84,867	$93,539
Work in process and finished goods	189,456	181,058
Total inventories	$274,323	$274,597

Note 4 - PENSION PLANS

Defined contribution plans cover employees at seven different manufacturing or administrative locations and provide for contributions ranging from 2 percent to 6 percent of covered employees’ salaries or wages and totaled $845,000 in 2000, $695,000 in 1999, and $733,000 in 1998.  Multiemployer plans cover employees at two different manufacturing locations and provide for contributions to a union administered defined benefit pension plan.  Amounts charged to pension cost and contributed to the plans in 2000, 1999, and 1998 totaled $771,000, $1,136,000, and $1,267,000, respectively.

The Company has defined benefit pension plans covering the majority of U.S. employees.  The benefits under the plans are based on years of service and salary levels. Certain plans covering hourly employees provide benefits of stated amounts for each year of service.  In addition, the Company also sponsors an unfunded supplemental retirement plan to provide senior management with benefits in excess of limits under the federal tax law and increased benefits to reflect a service adjustment factor. Net periodic pension cost for defined benefit plans included the following components for the year ended December 31, 2000, 1999, and 1998.

(in thousands)	2000	1999	1998
Service cost - benefits earned during the year	$9,271	$8,992	$7,575
Interest cost on projected benefit obligation	20,915	19,157	17,891
Expected return on plan assets	(38,223)	(31,434)	(26,045)
Amortization of unrecognized transition obligation	992	1,019	1,060
Amortization of prior service cost	1,248	810	662
Recognized net (gain) or loss	(5,750)	(2,328)	(429)
Net periodic pension (income) cost	$(11,547)	$(3,784)	$714

Changes in benefit obligation and plan assets, and a reconciliation of the funded status at December 31, 2000 and 1999, are as follows:

(in thousands)	2000	1999
Change in Benefit Obligation
Benefit obligation at the beginning of the year	$313,932	$287,652
Service cost	9,271	8,992
Interest cost	20,915	19,157
Plan participants’ contributions	65
Plan amendments	5,621	3,580
Actuarial (gain) or loss	781	6,261
Acquisition	11,349	4,588
Benefits paid	(18,995)	(16,387)
Foreign currency exchange rate changes	170	89
Benefit obligation at the end of the year	$343,109	$313,932

(in thousands)	2000	1999
Change in Plan Assets
Fair value of plan assets at the beginning of the year	$439,263	$369,604
Actual return on plan assets	(6,904)	80,868
Acquisition	12,130	4,667
Employer contributions	1,937	358
Plan participants’ contributions	65
Benefits paid	(18,995)	(16,387)
Foreign currency exchange rate changes	176	153
Fair value of plan assets at the end of the year	$427,672	$439,263
Reconciliation of Funded Status
Funded status	$84,563	$125,331
Unrecognized net (gain) or loss	(96,852)	(148,021)
Unrecognized transition (asset) or obligation	2,172	2,854
Unrecognized prior service cost	14,414	9,787
Prepaid (accrued) pension liability	$4,297	$(10,049)

The Company has recorded the following amounts pursuant to Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions,” to reflect the minimum pension obligation at December 31:

(in thousands)	2000	1999
Intangible asset		$79
Prepaid tax	$1,072	430
Pension liability	(2,803)	(2,207)
Reduction in stockholders’ equity	$(1,731)	$(1,698)

Presented below are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets at December 31:

(in thousands)	2000	1999
Projected benefit obligation	$17,997	$17,399
Accumulated benefit obligation	$14,213	$12,257
Fair value of assets	$1,835	$1,252

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation together with the expected long-term rate of return on assets is presented below.

	2000	1999
Weighted-average discount rate	7.00%	6.75%
Rate of increase in future compensation levels	5.50%	5.25%
Expected long-term rate of return on assets	10.00%	10.00%

Total pension (income) expense in 2000, 1999, and 1998 was $(9,234,000), $(1,214,000), and $3,525,000,  respectively.

Note 5 - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

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

Net periodic postretirement benefit costs included the following components for the year ended December 31, 2000, 1999, and 1998.

(in thousands)	2000	1999	1998
Service cost - benefits earned during the year	$292	$217	$195
Interest cost on accumulated postretirement benefit obligation	924	794	765
Amortization of prior service cost	48	11	12
Recognized net (gain) or loss	(60)	(266)	(342)
Net periodic postretirement benefit cost	$1,204	$756	$630

Changes in benefit obligation and plan assets, and a reconciliation of the funded status at December 31, 2000 and 1999, are as follows:

(in thousands)	2000	1999
Change in Benefit Obligation
Benefit obligation at the beginning of the year	$14,222	$12,234
Service cost	292	217
Interest cost	924	794
Plan amendments		394
Actuarial (gain) or loss	285	1,608
Benefits paid	(685)	(1,025)
Benefit obligation at the end of the year	$15,038	$14,222

(in thousands)	2000	1999
Change in Plan Assets
Fair value of plan assets at the beginning of the year	$0	$0
Employer contributions	685	1,025
Benefits paid	(685)	(1,025)
Fair value of plan assets at the end of the year	$0	$0
Reconciliation of Funded Status
Funded status	$(15,038)	$(14,222)
Unrecognized net actuarial (gain) or loss	(1,898)	(2,243)
Unrecognized prior service cost	439	486
Accrued postretirement benefit liability	$(16,497)	$(15,979)

The health care cost trend rate assumption has a significant effect on the amounts reported.  A one-percentage point change in assumed health care trends would have the following effects:

(in thousands)	1 Percentage	1 Percentage
	Point Increase	Point Decrease
Effect on total of service and interest cost components	$136	$(116)
Effect on postretirement benefit obligation	1,283	(1,124)

For measurement purposes, a 7.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000; the rate was assumed to decrease gradually to 5.5 percent by the year 2003 and remain at that level thereafter.  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent in 2000 and 6.75 percent in 1999.

Note 6 - STOCK OPTION AND INCENTIVE PLANS

Since 1987, the Company’s stock option and stock award plans have provided for the issuance of up to 4,400,000 shares of common stock to key employees.  As of December 31, 2000, 1999, and 1998, respectively, 199,535,  711,194, and 922,179 shares were available for future grants under these plans.

Options are granted at prices equal to fair market value on the date of the grant and are exercisable over varying periods up to ten years from the date of grant.  Shares subject to options granted but not exercised become available for future grants.

At December 31, 2000, nineteen participants held options with expiration dates ranging from 2001 to 2010 with a weighted-average remaining contractual life of 6.5 years and at option prices ranging from $18.72 to $45.03 per share with a weighted-average price of $33.59 per share.

Details of the stock option plans at December 31, 2000, 1999, and 1998, are:

	Number of Shares	Per Share Option Price Range	Weighted- Average Price Per Share
Outstanding at December 31, 1997	1,179,883	$12.63 - $45.03	$24.18
Exercised in 1998	(39,756)	18.72 - 24.63	20.17
Outstanding at December 31, 1998	1,140,127	$12.63 - $45.03	$24.32
Exercisable at December 31, 1998	955,088	$12.63 - $45.03	$21.44
Granted in 1999	168,346	35.56 - 37.63	37.26
Exercised in 1999	(100,000)	12.63	12.63
Outstanding at December 31, 1999	1,208,473	$14.94 - $45.03	$27.09
Exercisable at December 31, 1999	990,127	$14.94 - $45.03	$24.45
Granted in 2000	412,349	31.72 - 37.63	35.46
Exercised in 2000	(380,000)	14.94	14.94
Outstanding at December 31, 2000	1,240,822	$18.72 - $45.03	$33.59
Exercisable at December 31, 2000	1,005,968	$18.72 - $45.03	$32.85

In 1994, the Company adopted a Stock Incentive Plan for certain key executive employees.  Since its adoption, all of the grants of either stock options or performance units (commonly referred to as restricted stock) have been made under this plan.  Distribution of the performance units is normally made in the form of shares of the Company’s common stock on a one for one basis.  Distribution of the shares will normally be made not less than three years nor more than six years from the date of the performance unit grant.  All performance units granted under the plan are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement.  In addition, cash payments are made during the grant period on outstanding performance units equal to the dividend on Bemis common stock.  The cost of the awards is charged to income over the period of the grant:  $6,339,000 was expensed in 2000, $7,548,000 in 1999, and $7,012,000 in 1998.

Details of the stock award plan at December 31, 2000, 1999, and 1998, are:

Number
of Shares
Outstanding at December 31, 1997	1,575,234
Granted	185,438
Paid	(626,399)
Canceled	(82,116)
Outstanding at December 31, 1998	1,052,157
Granted	103,558
Canceled	(60,919)
Outstanding at December 31, 1999	1,094,796
Granted	244,492
Paid	(14,000)
Canceled	(145,182)
Outstanding at December 31, 2000	1,180,106

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.”  Accordingly, no compensation cost has been recognized for the stock option plan.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant date for stock options and awards in 2000, 1999, and 1998 consistent with the provisions of SFAS No. 123, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(dollars in thousands, except per share amounts)

	2000	1999	1998
Net earnings - as reported	$130,602	$114,775	$101,130
Net earnings - pro forma	$126,659	$112,426	$98,883
Diluted earnings per share - as reported	$2.44	$2.18	$1.90
Diluted earnings per share - pro forma	$2.37	$2.14	$1.86
Dividend yield	2.7%	2.4%	2.0%
Expected volatility	28.3%	27.6%	27.1%
Risk-free interest rate	7.0%	7.0%	7.0%
Expected lives (in years)	8.0	8.1	5.9

The fair value of each grant made in 2000, 1999, and 1998 is estimated on the date of grant using the Black-Scholes option-pricing model using the above indicated weighted-average assumptions for dividend yield, expected volatility, risk-free interest rate, and expected lives.  The weighted-average fair value of stock options and awards granted during 2000, 1999, and 1998, used in computing pro forma compensation expense, was $11.82, $13.10, and $14.80 per share, respectively.

Note 7 - LEASES

All noncancelable leases have been categorized as capital or operating leases. The Company has leases for manufacturing plants, warehouses, machinery and equipment, and administrative offices with terms (including renewal options) ranging from one to 25 years.  Under most leasing arrangements, the Company pays the property taxes, insurance, maintenance, and expenses related to the leased property. Total rental expense under operating leases was $9,296,000 in 2000, $11,281,000 in 1999, and $13,095,000 in 1998.  There were no active capital leases in 2000.  Interest expense on the outstanding obligations under capital leases was $0 in 2000, $13,000 in 1999, and $31,000 in 1998.

Minimum future obligations on leases in effect at December 31, 2000, are:

(in thousands)	Operating Leases
2001	$6,692
2002	4,655
2003	3,215
2004	2,155
2005	1,385
Thereafter	6,709
Total minimum obligations	$24,811

Note 8 - LONG-TERM DEBT

Long-term debt maturing in years 2001 through 2005 is $227,459,000, $1,324,000, $657,000, $657,000, and $100,657,000, respectively.

Under the terms of a revolving credit agreement with six banks, the Company may borrow up to $334 million through August 1, 2005.  The Company currently pays a facility fee of .12 percent  annually on the entire amount of the commitment. There were no borrowings outstanding under this agreement at December 31, 2000.  Debt consisted of the following at December 31,

(dollars in thousands)	2000	1999
Commercial paper payable through 2001 at an interest rate of 6.6% (1)	$545,037	$255,072
Note payable in 2005 at an interest rate of 6.7%	100,000	100,000
Industrial revenue bonds payable through 2015 at interest rates of 4.6% to 5.8%	15,500	15,500
Debt of subsidiary companies payable through 2006 at interest rates of 2.75% to 9.25%	4,874	2,740
Obligations under capital leases		4
Total debt	665,411	373,316
Less current portion	227,459	1,049
Total long-term debt	$437,952	$372,267

(1) The commercial paper has been classified as long-term debt, to the extent of available long-term backup credit agreements, in accordance with the Company’s intention and ability to refinance such obligations on a long-term basis.  The interest rate of commercial paper outstanding at December 31, 2000, was 6.6 percent.  The maximum outstanding during 2000 was $558,037,000, and the average outstanding during 2000 was $347,952,000.  The weighted-average interest rate during 2000 was 6.5 percent.

Note 9 - INCOME TAXES

(in thousands)	2000	1999	1998
U.S. income before income taxes	$183,037	$169,210	$149,917
Non-U.S. income before income taxes	31,204	26,068	17,288
Consolidating eliminations	(2,739)	(9,403)	(2,175)
Income before income taxes	$211,502	$185,875	$165,030

Income tax expense consists of the following components:

Current tax expense:
U.S. federal	$44,294	$50,032	$44,009
Foreign	11,354	7,095	3,413
State and local	8,716	8,442	7,535
Total current tax expense	64,364	65,569	54,957
Deferred (prepaid) tax expense:
U.S. federal	13,876	3,375	6,562
Foreign	150	1,556	1,721
State	2,510	600	660
Total deferred (prepaid) tax expense	16,536	5,531	8,943
Total income tax expense	$80,900	$71,100	$63,900

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

(in thousands)	2000	1999	1998
Deferred tax assets:
Accounts receivable, principally due to allowances for returns and doubtful accounts	$4,742	$4,589	$4,574
Inventories, principally due to additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	3,291	3,593	4,646
Employee compensation and benefits accrued for financial reporting purposes	13,892	14,404	15,115
Other	4,099	1,149	1,687
Total deferred tax assets (included in prepaid expenses and deferred charges)	$26,024	$23,735	$26,022
Deferred tax liabilities:
Plant and equipment, principally due to capitalized interest, and capitalized overhead	$112,282	$102,262	$90,087
Noncurrent employee compensation and benefits accrued for financial reporting purposes	(11,413)	(17,424)	(16,127)
Other	2,752	4,797	10,719
Total deferred tax liabilities	$103,621	$89,635	$84,679

The Company’s effective tax rate differs from the federal statutory rate due to the following items:

(dollars in thousands)	2000		1999		1998
	% of Income		% of Income		% of Income
	Amount	Before Tax	Amount	Before Tax	Amount	Before Tax
Computed “expected” tax expense on income before taxes at statutory rate	$74,026	35.0%	$65,056	35.0%	$57,761	35.0%
Increase (decrease) in taxes resulting from:
State and local income taxes net of federal income tax benefit	7,297	3.5	5,877	3.2	5,327	3.2
Foreign tax rate differential	144	0.1	(776)	(0.4)	(1,113)	(0.7)
Minority interest	174	0.1	1,478	0.8	1,574	1.0
Other	(741)	(0.4)	(535)	(0.3)	351	0.2
Actual income tax expense	$80,900	38.3%	$71,100	38.3%	$63,900	38.7%

The Company’s federal income tax returns for the years prior to 1998 have been audited and completely settled.  Provision has not been made for U.S. or additional foreign taxes on $149,954,000 of undistributed earnings of foreign subsidiaries because those earnings are considered to be permanently reinvested in the operations of those subsidiaries.  It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

Note 10- SEGMENTS OF BUSINESS

The Company’s business activities are organized around its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conform to this organizational structure with no significant differences in accounting policies applied.  Minor intersegment sales are generally priced to reflect nominal markups.  The Company evaluates the performance of its segments and allocates resources to them based on operating profit which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest. While there are similarities in selected technology and manufacturing processes utilized, notable differences exist in products, application and distribution  of products, and customer base.

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

A summary of the Company’s business activities reported by its two business segments follows:

BUSINESS SEGMENTS

(in millions)	2000	1999	1998
Net Sales to Unaffiliated Customers:
Flexible Packaging	$1,660.2	$1,469.9	$1,400.0
Pressure Sensitive Materials	506.0	493.2	489.8
Intersegment Sales:
Flexible Packaging	(1.6)	(0.3)	(0.2)
Pressure Sensitive Materials		(0.2)	(0.2)
Total	$2,164.6	$1,962.6	$1,889.4

(in millions)	2000	1999	1998
Operating Profit and Pretax Profit:
Flexible Packaging	$221.3	$187.2	$156.3
Pressure Sensitive Materials	40.1	44.3	51.0
Total operating profit (1)	261.4	231.5	207.3
General corporate expenses	(17.8)	(20.2)	(15.9)
Interest expense	(31.6)	(21.2)	(21.9)
Minority interest in net income	(0.5)	(4.2)	(4.5)
Income before income taxes	$211.5	$185.9	$165.0
Identifiable Assets:
Flexible Packaging	$1,481.3	$1,180.8	$1,144.3
Pressure Sensitive Materials	352.4	310.5	289.8
Total identifiable assets (2)	1,833.7	1,491.3	1,434.1
Corporate assets (3)	54.9	40.8	47.9
Total	$1,888.6	$1,532.1	$1,482.0
Depreciation and Amortization:
Flexible Packaging	$86.6	$76.1	$69.5
Pressure Sensitive Materials	19.9	20.1	18.6
Corporate	1.6	1.5	.8
Total	$108.1	$97.7	$88.9
Expenditures for Property and Equipment:
Flexible Packaging	$86.5	$101.4	$115.7
Pressure Sensitive Materials	13.1	34.9	22.1
Corporate	.8	1.1	2.0
Total	$100.4	$137.4	$139.8

OPERATIONS BY GEOGRAPHIC AREAS

(in millions)	2000	1999	1998
Net Sales to Unaffiliated Customers: (4)
United States	$1,821.5	$1,653.9	$1,607.5
Canada	77.6	72.6	65.4
Europe	229.3	211.3	198.4
Other	36.2	24.8	18.1
Total	$2,164.6	$1,962.6	$1,889.4
Identifiable Assets:
United States	$1,542.2	$1,237.8	$1,172.0
Canada	34.8	31.0	28.5
Europe	195.9	196.3	195.2
Other	60.8	26.2	38.4
Total	$1,833.7	$1,491.3	$1,434.1

(1)  Operating profit is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.

(2)  Identifiable assets by business segment include only those assets that are specifically identified with each segment’s operations.

(3)  Corporate assets are principally cash and short-term investments, prepaid expenses, and corporate property.

(4)  Net sales are attributed to countries based on location of the Company’s manufacturing or selling operation.

Note 11 - CONTINGENCIES

The Company is a defendant in lawsuits incidental to its business.  The management of the Company believes, however, that the disposition of these lawsuits will not have any material impact on the financial position or operating results of the Company.

During 2000, the Company settled a lawsuit brought by the United States Environmental Protection Agency in Federal District Court for the District of Connecticut in relation to the disposal of liquid industrial wastes at the Yaworski Lagoon site in Canterbury, Connecticut. The settlement involved the Company’s payment of $3,160,000 in 2000 which was fully provided for in prior years.

Note 12 - FOREIGN OPERATIONS

The foreign countries in which the Company conducts operations generally impose no significant restrictions on transfers of funds.  Amounts attributable to foreign operations included in the consolidated statements are as follows:

(in thousands)	2000	1999	1998
Net sales of consolidated foreign subsidiaries	$343,079	$308,681	$281,888
Net income of consolidated foreign subsidiaries	20,090	16,336	11,456
Foreign earnings in excess of dividends received	17,351	6,931	9,281
Equity in net assets	193,318	135,034	136,330
Equity in total assets	278,712	214,792	211,553

Note 13 - FINANCIAL INSTRUMENTS

The Company enters into forward foreign currency exchange contracts to hedge certain foreign currency denominated receivables and payables.  Exchange gains and losses arising from these transactions are deferred and recognized when the transaction for which the hedge was obtained is finalized.  At December 31, 2000 and 1999, the Company had outstanding forward foreign currency exchange contracts aggregating $7,270,000 and $7,921,000, respectively.  Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western European currencies.  Counterparties to the forward foreign currency exchange contracts are major financial institutions.  Credit loss from counterparty nonperformance is not anticipated.  Based on quoted year-end market prices of its forward foreign currency exchange contracts the Company would have experienced a $10,000 loss at December 31, 2000, and a $126,000 loss at December 31, 1999, had outstanding contracts been settled at those respective dates.

At December 31, 2000 and 1999, the carrying value approximates the fair value of financial instruments such as cash, trade receivables and payables, and short-term debt because of the short-term maturities of these instruments.  The fair value of the Company’s long-term debt, including current maturities but excluding capitalized leases, is estimated to be $665,448,000 and $379,532,000 at December 31, 2000 and 1999, respectively, using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different industries and countries. As of December 31, 2000 and 1999, the Company had no significant concentrations of credit risk.  On January 1, 2001, Statement of Financial Accounting Standard, No. 133, Accounting for Derivative Instruments (SFAS 133), was adopted by the Company.  SFAS 133 requires that the fair value of derivative instruments, such as forward foreign currency exchange contracts, be recorded on the balance sheet with subsequent changes reflected in income or deferred as an element of equity.

Note 14 - EARNINGS PER SHARE COMPUTATIONS

(in thousands, except per share amounts)	2000			1999			1998
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Income available to common stockholders	$130,602	53,178	$2.46	$114,775	52,307	$2.19	$101,130	53,030	$1.91
Dilutive effects of stock option and stock award plans		375			350			294
Diluted EPS
Income available to common stockholders	$130,602	53,553	$2.44	$114,775	52,657	$2.18	$101,130	53,324	$1.90

Note 15 - QUARTERLY FINANCIAL INFORMATION - UNAUDITED

(dollars in millions, except per share amounts)

	Net Sales			Gross Profit			Net Income			Diluted Earnings Per Share
			%			%			%			%
Quarter	2000	1999	Change	2000	1999	Change	2000	1999	Change	2000	1999	Change
First	$512.6	$461.2	11%	$107.6	$96.5	12%	$29.6	$18.7	58%	$.55	$.36	53%
Second	537.3	492.2	9	114.1	108.3	5	35.4	31.6	12.66		.60	10
Third	542.8	502.9	8	108.9	106.0	3	32.2	31.2	3.60		.59	2
Fourth	571.9	506.3	13	116.7	112.9	3	33.4	33.3		.63	.63
Total	$2,164.6	$1,962.6	10%	$447.3	$423.7	6%	$130.6	$114.8	14%	$2.44	$2.18	12%