Form 10-K405, Exhibit 13
period 2001-12-31
BEMIS CO INC
filed 2002-03-20
CIK 11199

BEMIS COMPANY, INC.

222 South Ninth Street, Suite 2300

Minneapolis, Minnesota

55402-4099

(612) 376-3000

Benjamin R. Field, III

Senior Vice President, Chief

Financial Officer and Treasurer

Melanie E. R. Miller

Director of Investor Relations

Three-Year Review of Results
	2001	2000	1999
	Percent
Net sales	100.0%	100.0%	100.0%

Cost of products sold	79.2	79.3	78.4

Gross margin	20.8	20.7	21.6

Selling, general, and administrative expenses	9.0	8.9	9.9

All other expenses	1.9	2.0	2.2

Income before income taxes	9.9	9.8	9.5

Provision for income taxes	3.8	3.8	3.7

Net income	6.1%	6.0%	5.8%

Effective tax rate	38.3%	38.3%	38.3%

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary

In 2001, the Company continued its history of meeting customer needs through technological innovation, customer intimacy, and manufacturing excellence.  Manufacturing capacity expansion continued via internal investment, business unit acquisition, and an internal focus on manufacturing efficiency. Capital expenditures for 2001 were $117.5 million compared to $100.4 million in 2000 and $137.4 million in 1999.  This three-year period reflects a continuation of the Company’s focus on building and expanding its manufacturing capacity to support its technological strengths.  In addition to this capital investment, the Company also invested in strategic business acquisitions.  During the past five-years the Company has invested more than $1.0 billion in capacity and capability improvements through capital expenditures and business unit acquisitions.

During 2001, the Company successfully integrated new strategic businesses acquired during 2001 and the latter half of 2000, while maintaining profit margins and customer service levels during the transition.  Capacity has been added where growth opportunities are imminent, and manufacturing improvements have been made in the pressure sensitive materials business which are expected to lead to improved results in 2002.

On September 7, 2001, the Company purchased all outstanding stock of Duralam, Inc., which had annual sales of approximately $55.0 million, for a cash purchase price of $68.4 million.  Duralam manufactures films for packaging meat, cheese, candy, and other food products at facilities in Appleton and Neenah, Wisconsin.  The total cash purchase price has been accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standard (SFAS) Nos. 141 and 142 which discusses accounting treatment for acquisitions initiated after June 30, 2001.

On July 19, 2001, the Company purchased the land, building, and manufacturing equipment of the Prattville, Alabama facility of Wright Plastics that had been closed earlier in 2001.  The added capacity provided by this modern manufacturing facility is used to produce polyethylene packaging products.

Overall results for 2001 produced net sales of $2.29 billion compared to $2.16 billion and $1.96 billion in 2000 and 1999, respectively.  The net sales increase of 5.9 percent in 2001 was led by volume growth in the Flexible Packaging Segment’s high barrier products principally due to business unit acquisitions made in the third quarters of 2001 and 2000.  Net income for 2001 totaled $140.3 million compared with $130.6 million and $114.8 million for 2000 and 1999 respectively.  Diluted earnings per share were $2.64 for 2001, $2.44 for 2000, and $2.18 for 1999.  Excluding the effects of business acquisitions and dispositions, 2001 net sales decreased 1.9 percent from 2000.

Net sales for the Flexible Packaging segment increased 8.6 percent with operating profits increasing 23.4 percent from the levels achieved in 2000.  Strong sales increases in high barrier products, further supported by polyethylene and paper products, provided the base for improved operating profits.  Flexible Packaging operating profits were $273.2 million in 2001, or 15.2 percent of net sales, compared to $221.3 million, or 13.3 percent of net sales in 2000, and $187.2 million, or 12.7 percent of net sales in 1999.  A continuing focus on lowering costs and developing unique products to meet customer needs largely account for the improvements in operating profit.

Net sales for the Pressure Sensitive Materials segment decreased 2.9 percent below the 2000 level.  The weakened economy and general overcapacity in the pressure sensitive materials industry have impacted sales in this business segment throughout 2001.  Operating profit decreased 69.9 percent as this business segment continued to face less favorable economic conditions in North America and increased price competition in certain markets.   Pressure Sensitive Materials operating profits were $12.1 million in 2001, or 2.5 percent of net sales, compared to $40.1 million, or 7.9 percent of net sales in 2000, and $44.3 million, or 9.0 percent of net sales in 1999.

Outlook

In 2001, the successful integration of strategic acquisitions made during 2001 and the second half of 2000 further strengthened the Company’s core capabilities and capacity to better meet the ever changing needs of our growing customer base.  The Company’s goal is for sales to rise six to eight percent annually.  During the next several years we expect the Flexible Packaging business to benefit from continuing trends such as flexible packaging replacing rigid packaging, enhanced product protection, end-user convenience, product presentation, easy-to-handle features, and the unitization of single-pack to multi-pack as well as from the ongoing consolidation of customers with which the Company has strong relationships.  Future acquisitions could further enhance sales growth.  In 2002, industrial markets are expected to remain weak.  These markets are served primarily by our Pressure Sensitive Materials business and portions of our polyethylene packaging product line.  The Company expects, however, that with greater than 65 percent of our products used in the food industry, our exposure to this market limits the adverse impact of any downturn in the economy.

Costs and Expenses

Cost of products sold as a percentage of net sales was 79.2 percent for 2001 compared to 79.3 percent for 2000 and 78.4 percent for 1999.  The increase experienced in 2000 was due to increasing material costs which were partially offset by lower product conversion costs and employee benefit costs.

Selling, general, and administrative expenses increased $14.9 million in absolute dollars in 2001 versus 2000 after decreasing $1.5 million in 2000 versus 1999.  The 2001 increase is principally due to business unit acquisitions during the third quarters of 2001 and 2000.  Expressed as a percent of net sales, selling, general, and administrative expenses were 9.0 percent, 8.9 percent, and 9.9 percent for 2001, 2000, and 1999, respectively.  The Company’s focus on improved cost control together with lower employee benefit costs largely account for the improvements achieved in 2000.

Research and development expense was $10.3 million in 2001, $10.1 million in 2000, and $11.7 million in 1999.  This expense for the Flexible Packaging segment increased $1.2 million in 2001 reflecting continued commitment to product development.  Within the Pressure Sensitive Materials segment this expense decreased $1.0 million as the primary focus was directed at improving operational efficiency.

Lower interest rates more than offset the impact of higher average debt levels to lower 2001 interest expense to $30.3 million compared to $31.6 million in 2000 and $21.2 million in 1999.  Business unit acquisitions and common stock repurchases during 2000 resulted in increased debt levels and associated interest expense compared to 1999.

Other costs reflect expense of $1.9 million for 2001 versus expense of $1.4 million and $6.9 million in 2000 and 1999, respectively.  The 1999 expense was principally due to losses from our Brazilian joint venture that included $1.7 million for currency losses and $2.6 million for relocation and reorganization costs.  The results in 2000 reflect both improved operating performance and reduced currency effects. The increased expense in 2001 results from a loss attributable to our Brazilian joint venture.

The year 2000 reduction in minority interest is due to the January 2000 purchase of the 13 percent minority interest in MACtac.  Upon the acquisition of these minority shares, MACtac became a wholly-owned subsidiary of Bemis Company, Inc.

Return on Investment

Return on average stockholders’ equity in 2001 was 16.7 percent compared to 17.1 percent in 2000 and 16.2 percent in 1999.  Operating profit as a percent of average investment was 17.5 percent in 2001 compared to 16.8 percent in 2000 and 18.6 percent in 1999.

Operating profit as a percent of average investment for the Flexible Packaging segment was 20.5 percent in 2001 compared to 17.2 percent in 2000 and 18.6 percent in 1999.  This same ratio for the Pressure Sensitive Materials segment was 4.1 percent in 2001 compared to 14.6 percent in 2000 and 18.7 percent in 1999.

Return on average total capital was 10.0 percent in 2001, 10.8 percent in 2000, and 10.9 percent in 1999.  Total capital is defined as the sum of all short-term and long-term interest-bearing debt, including obligations under capital leases, stockholders’ equity, and deferred taxes.  Return on total capital is based on net income adjusted for interest expense on an after-tax basis.

Capital Expenditures

Capital expenditures in 2001 were $117.5 million compared to $100.4 million in 2000 and $137.4 million in 1999, including capitalized interest of $0.2 million, $1.7 million, and $1.6 million for 2001, 2000, and 1999, respectively.  In 2002, management anticipates expenditures of approximately $105 million.  The majority of these expenditures are expected to be made from internally generated funds and will be for continued expansion and enhancement of the Company’s growth businesses.

Capital Structure, Liquidity, and Cash Flow

Stockholders’ equity increased in 2001 to $886.1 million, up from $798.8 million in 2000 and $725.9 million in 1999, primarily due to earnings reduced by dividend payments and common stock repurchases.  In 2001, $1.2 million of common stock was repurchased compared to $42.8 million in 2000 and $4.1 million in 1999.  Common stock totaling $7.9 million and $0.48 million was issued in 2001 and 2000, respectively, in connection with the Company’s stock-based compensation programs.  Additionally, common stock totaling $54.8 million was issued in 2000 in connection with the acquisition of the minority interest of MACtac.

Total debt decreased $71.9 million in 2001 to $600.9 million, resulting in a total debt to total capital ratio of 37.3 percent compared to 42.7 percent in 2000 and 31.7 percent in 1999.  The significant debt increase in 2000 is due to business unit acquisitions and common stock repurchases.  In 2002, total debt is expected to decrease due to continuing strong cash flow from operations.

On August 10, 2001, the Company completed the placement of $250.0 million of 6.5 percent Notes due August 15, 2008.  The total proceeds were used to pay-down outstanding commercial paper.

On September 6, 2001, to obtain greater exposure to short-term floating interest rates, the Company entered into long-term interest rate swap agreements for a total notional amount of $350.0 million with three major U.S. banks.  These interest rate swap agreements have been designated as hedges of changes in the fair value of the Company’s existing $350.0 million fixed rate long-term debt obligations.

Under these interest rate swap agreements the Company will receive a fixed rate of interest and pay a variable rate of interest over the term without the exchange of the underlying notional amounts. The fixed rate of interest, which the Company will receive, is equal to the interest rate of the Company’s long-term notes which is being hedged.  The variable rate of interest which the Company will pay is based on the six-months London Interbank Offered Rate (LIBOR), set in arrears, plus a fixed spread which is unique to each agreement.  The variable rates are reset semiannually at each net settlement date.  At December 31, 2001, the net settlement receivable of $4.0 million was recorded as a reduction in interest expense.  This position for the Company would become less favorable as short-term interest rates increase.  At December 31, 2001, the fair value of these interest rate swaps was $1.3 million in the banks’ favor and is included with other liabilities and deferred credits with a corresponding decrease in long-term debt.

The current ratio was 2.5:1 in 2001 compared to 1.3:1 in 2000 and 2.3:1 in 1999, reflecting the short-term debt increase in 2000 associated with acquisitions, which was refinanced with long-term notes in 2001.  Working capital (excluding short-term borrowings and the current portion of long-term debt) decreased by $25.3 million to $354.4 million in 2001 following an increase of $42.6 million to $379.7 million in 2000 and an increase of $29.3 million to $337.1 million in 1999.

The Company’s cash flow remained strong in 2001 as cash provided by operating activities was $317.9 million compared to $210.2 million in 2000 and $186.1 million in 1999.  The following schedule presents the major sources and uses of cash for the Company in 2001.

Sources and Uses of Cash
(in millions)
Principal sources
Net income	$140.3
Depreciation and amortization	124.1
Deferred income taxes	16.5
Decrease in working capital (net of effects of acquisitions)	41.1
Other	(4.1)
Total sources	317.9

Principal uses
Capital expenditures	117.5
Business acquisitions, net of cash acquired	72.2
Decrease in total debt	71.9
Dividends	52.8
Other	(2.7)
Total Uses	311.7

Net increase in cash	$6.2

The Company believes that cash generated by operating activities together with cash available through commercial paper issuance will be more than adequate to fund all of the requirements which are reasonably foreseeable for 2002.

At year-end 2001, the Company had credit lines of $584 million, including a $334 million revolving credit facility and a $250 million short-term 364-day bridge credit facility.  These lines are used primarily to support the Company’s issuance of commercial paper which carries an A-1, P-1 credit rating.  The Company also has the capability of issuing up to approximately $100 million of

Extendable Commercial Notes (ECNs) which are short-term instruments whose maturity can be extended to 390 days from the date of issuance.  As of December 31, 2001, the Company had $229 million of commercial paper outstanding.

The Company’s favorable credit rating is important to its ability to issue commercial paper at favorable rates of interest.  While not anticipated, a downgrade in the Company’s credit rating would increase the cost of borrowing and could limit the Company’s ability to issue commercial paper and require the Company to draw upon existing credit facilities.

Cash required to meet the Company’s short-term and long-term debt obligations and operating lease payments is summarized in the following table:

	Debt	Lease

Payments

Payments

Total

Payments due in 2002	$5,663,000	$7,155,000	$12,818,000
Payments due in 2003	658,000	4,850,000	5,508,000
Payments due in 2004	640,000	3,730,000	4,370,000
Payments due in 2005	100,855,000	2,823,000	103,678,000
Payments due in 2006	229,100,000	2,000,000	231,100,000
Payments due beyond 2006	263,996,000	14,057,000	278,053,000

Commercial paper outstanding at December 31, 2001, has been classified as long-term debt, to the extent of available long-term backup credit agreements which expire in 2006, in accordance with the Company’s intention and ability to refinance such obligations on a long-term basis.

The Company’s pretax interest coverage was 8.5 times in 2001 compared to 7.7 times in 2000 and 9.8 times in 1999.  Pretax income increased to $227.4 million in 2001 from $211.5 million in 2000 and $185.9 million in 1999.  Interest expense was $30.3 million in 2001, $31.6 million in 2000, and $21.2 million in 1999.  Following are pretax interest coverage ratios for the last five years:

Coverage of Pretax Interest by Pretax Income and Interest

1997	1998	1999	2000	2001
9.7	8.6	9.8	7.7	8.5

Market Risks and Foreign Currency Exposures

The Company enters into contractual arrangements (derivatives) in the ordinary course of business to manage foreign currency exposure and interest rate risks.  The Company does not enter into derivatives for trading purposes.  The Company’s use of derivatives is subject to internal policies that provide guidelines for control, counterparty risk, and ongoing reporting and is designed to reduce the income statement volatility associated with movements in foreign exchange rates and to achieve greater exposure to short-term interest rates.

During the third quarter 2001, to obtain greater exposure to short-term floating interest rates the Company entered into long-term interest rate swap agreements for a total notional amount of $350.0 million with three major U.S. banks.  Under these interest rate swap agreements the Company will receive a fixed rate of interest and pay a variable rate of interest over the term without the exchange of the underlying notional amounts.  At December 31, 2001, the net settlement receivable of $4.0 million was recorded as a reduction in interest expense.  This position for the Company would become less favorable as short-term interest rates increase.

These interest rate swap agreements have been designated as hedges of changes in the fair value of the Company’s existing $350.0 million fixed rate long-term debt obligations.  The terms of the interest rate swap agreements have been specifically designed to conform with the applicable terms of the hedged items and with the requirements of paragraph 68 of SFAS No. 133 to support the assumption of no ineffectiveness (changes in fair value of the debt and the swaps exactly offset) and to simplify the computations necessary to make the accounting entries.  At December 31, 2001, the fair value of these interest rate swaps was $1.3 million in the banks’ favor, as determined by the respective bank using discounted cash flow or other appropriate methodologies, and is included with other liabilities and deferred credits with a corresponding decrease in long-term debt.

The Company’s international operations enter into forward foreign currency exchange contracts to manage foreign currency exchange rate exposures associated with certain foreign currency denominated receivables and payables, principally for transactions in non-euro zone countries.  At December 31, 2001 and 2000, the Company had outstanding forward foreign currency exchange contracts aggregating $3,166,000 and $7,270,000, respectively.  The introduction of the “euro” on January 1, 1999, by the European Economic and Monetary Union has reduced the exposure to currency fluctuations among participating countries resulting in reduced volume of forward foreign currency exchange contracts.  Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western European currencies.  Counterparties to the forward foreign currency exchange contracts are major financial institutions.  Credit loss from counterparty nonperformance is not anticipated.  On January 1, 2001, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” was adopted by the Company.  SFAS No. 133 requires that the fair value of derivative instruments, such as forward foreign currency exchange contracts, be recorded on the balance sheet with subsequent changes reflected in income or deferred as an element of equity.  The Company has not designated these derivative instruments as hedging instruments.  The $6,600 net settlement expense (fair value) related to active forward foreign currency exchange contracts is recorded on the balance sheet and as an expense element of other costs (income), net.

The Company has a one-third interest in a Brazilian joint venture, ITAP/Bemis Ltda.  The joint venture has foreign denominated debt exposures that are substantially hedged.  Net conversion losses or gains on the debt are recorded as an expense.

Income Taxes

The Company’s effective tax rate was 38.3 percent in 2001, 2000, and 1999.  The difference between the Company’s overall tax rate and the U.S. statutory tax rate of 35 percent in 2001, 2000, and 1999 principally relates to state and local income taxes net of the federal income tax benefit.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets”.  SFAS No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001.  SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment.  The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001, and any business combination initiated after June 30, 2001.  In January of 2002, the Company will adopt the reporting requirements of SFAS No. 142 and has already applied its requirements to the purchase of Duralam, Inc. which was completed on September 7, 2001.  Based upon the Company’s assessment of recorded goodwill and intangible assets, had the standard been in effect January 1, 2001, the Company estimates that the full year 2001 impact would have been approximately $0.17 of additional diluted earnings per share.  In lieu of amortization, the Company will be required to perform an initial impairment review of its goodwill in 2002 and an annual impairment review thereafter.  The Company expects to complete this initial review by June 30, 2002.

In July 2001, the FASB also issued SFAS No. 143, “Accounting for Asset Retirement Obligations” which provides accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.  Management believes the adoption of SFAS No. 143 will not have a material impact on the Company’s financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for Impairment of Long-Lived Assets”.  SFAS No. 144, effective for financial statements for fiscal years beginning after December 15, 2001, addresses issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and develops a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.  Based on management’s assessment, the adoption of SFAS No. 144 will not have a material impact on the Company’s financial position or results of operations.

Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS Nos. 137 and 138.  This new accounting standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships.  The effect of adopting this standard was not material to the Company’s consolidated financial statements.  Upon adoption, the Company recorded the immaterial impact as interest expense.

Market Prices and Dividends

The Bemis quarterly dividend was increased by 4.2 percent in the first quarter of 2001 to 25 cents per share from 24 cents. This followed first quarter increases of 4.3 percent in 2000 to 24 cents per share from 23 cents, and 4.5 percent in 1999 to 23 cents per share from 22 cents in 1998.

Common dividends for 2001 were $1.00 per share, up from 96 cents in 2000 and 92 cents in 1999.  The 2001 dividend payout ratio was 37.9 percent compared to 39.3 percent in 2000 and 42.2 percent in 1999.  Based on the market price of $33.56 per share at the end of 2000, the dividend yield was 3.0 percent.

Stockholders’ equity per common share (book value per share) increased to $16.76 per share in 2001, up from $15.18 per share in 2000 and $13.91 per share in 1999.  Trading volume in Bemis common stock was 43.8 million shares in 2001.

In January 2002, the Board of Directors increased the quarterly cash dividend on common stock to 26 cents per share from 25 cents, a 4.0 percent increase.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of its financial condition and results of operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On an on-going basis, management evaluates its estimates and judgements, including those related to customer incentives, product returns, doubtful accounts, inventories, investments, intangible assets, income taxes, financing operations, retirement benefits, and contingencies and litigation.  Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.  Management believes the following critical accounting policies affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

•                  Revenue recognition, including customer based programs and incentives

•                  Estimating valuation allowances and accrued liabilities, specifically sales returns and allowances, the allowance for doubtful accounts, reserves for old, excess, or potentially obsolete inventory, and litigation and environmental accruals

•                  The determination of actuarially determined liabilities related to pension plans, other postretirement benefit obligations, and self-insurance reserves

•                  Accounting for income taxes

•                  Valuation and useful lives of long-lived and intangible assets and goodwill

•                  Determining functional currencies for the purpose of consolidating our international operations

The Company recognizes sales and costs of sales at the time title transfers to the customer which is generally when product is shipped.  Approximately one percent of sales may be recognized prior to shipment as a result of customers’ request necessitated by the customers’ changing business conditions.  The company records estimated reductions to revenue for customer programs and incentive offerings including special pricing agreements, promotions, and other volume-based incentives.  If market conditions were to decline, the company may take actions to increase customer incentive offerings, possibly resulting in a reduction of gross profit margins at the time the incentive is offered.

Management estimates sales returns and allowances by analyzing historical returns and credits and known problems to calculate appropriate reserves for future credits.  Management estimates the allowance for doubtful accounts by analyzing accounts receivable balances by age, applying historical trend rates to the most recent 12 months’ sales, less actual write-offs to date.  When it is deemed probable that a customer account is uncollectible, that balance is added to the calculated reserve.  Actual results could differ from these estimates under different assumptions.

Management’s current estimated ranges of liabilities related to the pending litigation and environmental claims are based on management’s best estimate of future costs.  While the final resolution of the litigation and environmental contingencies could result in amounts different than current accruals, and therefore have an impact on the Company’s consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the Company’s consolidated results of operations, financial position or cash flows.

Pension and other postretirement benefit obligations are actuarially determined.  This calculation includes assumptions related to the discount rate, projected salary increases, and the expected return on assets.  The Company is self-insured in North America for most workers compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations.  The Company is also self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations.  The Company determines its liabilities for claims incurred but not reported on an actuarial basis.  A change in these assumptions could cause actual results to differ from those reported.

Judgment by management is required in determining the provision for income taxes and deferred tax assets and liabilities.  As part of the process of preparing the Company’s consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which the Company operates.  This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes.  These differences result in deferred tax assets and liabilities, which are included within the Company’s consolidated balance sheet.  Management must then assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, a valuation allowance must be established.

Management periodically reviews its long-lived assets, intangible assets, and goodwill for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable.  An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future cash flows expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset’s carrying value over its fair value.  Management also periodically reassesses the estimated remaining useful lives of its long-lived assets.  Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings.

In 2002, SFAS No. 142, “Goodwill and Other Intangible Assets” became effective and as a result, the Company will cease to amortize goodwill in 2002.  Had this standard been in effect on January 1, 2001, the Company estimates the impact of not amortizing historical goodwill to be an after-tax benefit of approximately $9.3 million, or $0.17 per diluted share for the year ended December 31, 2001.  In lieu of amortization, the Company will be required to perform an initial impairment review of its goodwill in 2002 and an annual impairment review thereafter.  The Company expects to complete this initial review by June 30, 2002.

In preparing the consolidated financial statements, the Company is required to translate the financial statements of its foreign subsidiaries from the currency in which they keep their accounting records, generally the local currency, into United States dollars.  Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end.  The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income in shareholders’ equity.  Income statement accounts are translated at the average rates of exchange prevailing during the year.  The different exchange rates from period to period impact the amount of reported income from the Company’s international operations.

Forward-Looking Statements

This Annual Report contains certain estimates, predictions, and other “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995, and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934).  The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “target,” “may,” “will,” “plan,” “project,” “should,” “continue,” or the negative thereof or other similar expressions, or discussion of future goals or aspirations, which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements.  Such statements are based on information available to management as of the time of such statements and relate to, among other things, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, and statements regarding the Company’s mission and vision.  Forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements of the Company to differ materially from anticipated future results, performance, or achievements expressed or implied by such forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Factors that could cause actual results to differ from those expected include, but are not limited to, general economic conditions such as inflation, interest rates, and foreign currency exchange rates; results from acquisitions may differ from what the Company anticipates; competitive conditions within the Company’s markets, including the acceptance of new and existing products offered by the Company; price changes for raw materials and the ability of the Company to pass these price changes on to its customers or otherwise manage commodity price fluctuation risks; the presence of adequate cash available for investment in the Company’s business in order to maintain desired debt levels; unanticipated consequences of the European Monetary Union’s conversion to the euro; changes in governmental regulation, especially in the areas of environmental, health and safety matters, and foreign investment; unexpected outcomes in the Company’s current and future litigation proceedings; and changes in the Company’s labor relations.  These and other risks, uncertainties, and assumptions identified from time to time in the Company’s filings with the Securities Exchange Commission, including without limitation, its Annual Report on Form 10-K and its quarterly reports on Form 10-Q, could cause the Company’s actual future results to differ materially from those projected in the forward-looking statements.  In addition, the Company’s actual future results could differ materially from those projected in the forward-looking statement as a result of changes in the assumptions used in making such forward-looking statements.

BEMIS COMMON STOCK PERFORMANCE *

	2001			2000			1999
			Dividend			Dividend			Dividend
	High	Low	Paid	High	Low	Paid	High	Low	Paid
First Quarter	$35.99	$28.69	$.25	$36.88	$27.50	$.24	$38.69	$31.06	$.23

Second Quarter	40.65	31.60	.25	38.50	33.13	.24	39.94	30.44	.23

Third Quarter	44.99	35.85	.25	37.13	31.19	.24	39.88	32.81	.23

Fourth Quarter	52.47	39.34	.25	34.50	24.06	.24	34.94	30.94	.23

*New York Stock Exchange:  BMS

FIVE-YEAR CONSOLIDATED REVIEW	Bemis Company, Inc.
Years Ended December 31	and Subsidiaries

	2001	2000	1999	1998	1997
	(dollars in millions, except per share amounts)
Operating Data
Net sales	$2,293.1	$2,164.6	$1,962.6	$1,889.4	$1,917.6
Cost of products sold and other expenses	2,035.4	1,921.5	1,755.5	1,702.5	1,733.8
Interest expense	30.3	31.6	21.2	21.9	18.9
Income before income taxes	227.4	211.5	185.9	165.0	164.9
Provision for income taxes	87.1	80.9	71.1	63.9	63.5
Net income	140.3	130.6	114.8	101.1	101.4
Net income as a percent of net sales	6.1%	6.0%	5.8%	5.4%	5.3%

Common Share Data
Basic earnings per share	2.66	2.46	2.19	1.91	1.91
Diluted earnings per share	2.64	2.44	2.18	1.90	1.88
Dividends per share	1.00	.96	.92	.88	.80
Book value per share	16.76	15.18	13.91	13.16	12.60
Stock price/earnings ratio range	11-20x	10-16x	14-18x	18-25x	19-25x
Weighted-average shares outstanding for computation of diluted earnings per share	53,121,798	53,552,703	52,657,068	53,323,704	53,879,948
Common shares outstanding at December 31,	52,869,929	52,602,414	52,188,715	52,269,158	52,967,511

Capital Structure and Other Data
Current ratio	2.5	1.3	2.3	2.2	2.2
Working capital	348.7	144.9	330.3	301.3	311.0
Total assets	1,923.0	1,888.6	1,532.1	1,482.0	1,408.4
Short-term debt	5.7	234.8	6.8	6.5	4.3
Long-term debt	595.2	438.0	372.3	371.4	316.8
Stockholders’ equity	886.1	798.8	725.9	687.9	667.2
Return on average stockholders’ equity	16.7%	17.1%	16.2%	14.9%	16.0%
Return on average total capital	10.0%	10.8%	10.9%	10.3%	11.3%
Depreciation and amortization	124.1	108.1	97.7	88.9	78.9
Capital expenditures	117.5	100.4	137.4	139.8	167.5
Number of common stockholders	4,747	5,005	5,316	5,721	5,874
Number of employees	11,012	10,969	9,534	9,364	9,275

Management’s Responsibility Statement

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

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets quarterly with management, the internal audit manager, and independent accountants to review the work of each and to satisfy itself that the respective parties are properly discharging their responsibilities.  Both PricewaterhouseCoopers LLP and the internal audit manager have had and continue to have unrestricted access to the Audit Committee, without the presence of Company management, for the purpose of discussing the results of their examination and their opinions on the adequacy of internal accounting controls and the quality of financial reporting.

/s/ John H. Roe	/s/ Jeffrey H. Curler
John H. Roe	Jeffrey H. Curler
Chairman	President and Chief Executive Officer

/s/ Benjamin R. Field, III	/s/ Gene C. Wulf
Benjamin R. Field, III	Gene C. Wulf
Senior Vice President, Chief Financial Officer	Vice President and Controller
and Treasurer

Report of Independent Accountants

To the Stockholders and the Board of Directors of Bemis Company, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Bemis Company, Inc., and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
January 23, 2002

CONSOLIDATED STATEMENT OF INCOME	Bemis Company, Inc.
Years Ended December 31,	and Subsidiaries

	2001	2000	1999
	(in thousands, except per share amounts)
Net sales	$2,293,104	$2,164,583	$1,962,628

Costs and expenses:
Cost of products sold	1,815,442	1,717,259	1,538,957
Selling, general, and administrative expenses	207,158	192,275	193,793
Research and development	10,313	10,080	11,684
Interest expense	30,343	31,609	21,218
Other costs (income), net	1,869	1,362	6,877
Minority interest in net income	554	496	4,224

Income before income taxes	227,425	211,502	185,875

Provision for income taxes	87,100	80,900	71,100

Net income	$140,325	$130,602	$114,775

Basic earnings per share of common stock	$2.66	$2.46	$2.19

Diluted earnings per share of common stock	$2.64	$2.44	$2.18

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET	Bemis Company, Inc.
December 31,	and Subsidiaries

ASSETS	2001	2000
	(dollars in thousands, except per share amounts)
Current assets:
Cash	$35,101	$28,910
Accounts receivable, less $14,434 and $13,189 for doubtful accounts and allowances	258,397	301,974
Inventories, less reserves of $14,494 and $8,331	259,755	274,323
Prepaid expenses	33,644	34,752

Total current assets	586,897	639,959

Property and equipment:
Land and land improvements	20,369	17,258
Buildings and leasehold improvements	268,470	247,965
Machinery and equipment	1,108,275	1,046,998
Total property and equipment	1,397,114	1,312,221
Less — accumulated depreciation	544,394	486,467

Net property and equipment	852,720	825,754

Other long-term assets:
Goodwill, less accumulated amortization of $41,059 and $29,938	333,275	297,898
Other intangible assets, less accumulated amortization of $10,231 and $3,905	88,614	95,913
Deferred charges and other assets	61,468	29,119

Total other long-term assets	483,357	422,930

Total assets	$1,922,974	$1,888,643

See accompanying notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY	2001	2000
Current liabilities:
Current portion of long-term debt	$3,572	$227,459
Short-term borrowings	2,091	7,353
Accounts payable	173,766	207,115
Accrued liabilities:
Salaries and wages	45,241	43,661
Income taxes	4,151	471
Other taxes	9,361	9,038
Total current liabilities	238,182	495,097

Long-term debt, less current portion	595,249	437,952
Deferred taxes	121,979	103,621
Other liabilities and deferred credits	79,288	51,646

Total liabilities	1,034,698	1,088,316

Minority interest	2,128	1,570

Commitments and contingencies

Stockholders’ equity:
Common stock, $.10 par value:
Authorized — 248,000,000 shares
Issued — 61,270,317 and 60,972,802 shares	6,127	6,097
Capital in excess of par value	244,978	237,100
Retained earnings	942,019	854,506
Accumulated other comprehensive income (loss)	(56,659)	(49,855)
Common stock held in treasury, 8,400,388 and 8,370,388 shares, at cost	(250,317)	(249,091)

Total stockholders’ equity	886,148	798,757

Total liabilities and stockholders’ equity	$1,922,974	$1,888,643

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS	Bemis Company, Inc.
Years Ended December 31,	and Subsidiaries

	2001	2000	1999
	(in thousands)
Cash flows from operating activities:
Net income	$140,325	$130,602	$114,775
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	124,147	108,130	97,717
Minority interest in net income	554	496	4,224
Deferred income taxes, noncurrent portion	16,499	14,783	5,478
Losses of unconsolidated affiliated companies	2,320	2,732	7,874
Tax benefits related to stock incentive programs	2,023	2,725	960
Loss (gain) on sale of property and equipment	1,221	234	624
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	48,973	(50,915)	(22,064)
Inventories	19,403	19,525	(36,554)
Prepaid expenses	2,142	1,034	1,362
Accounts payable	(42,989)	(6,790)	1,333
Accrued salaries and wages	7,565	5,233	9,045
Accrued income taxes	5,759	(4,173)	2,831
Accrued other taxes	257	(145)	752
Changes in other liabilities and deferred credits	26,182	33	(3,250)
Changes in deferred charges and other investments	(36,442)	(13,320)	992

Net cash provided by operating activities	317,939	210,184	186,099

Cash flows from investing activities:
Additions to property and equipment	(117,481)	(100,420)	(137,382)
Business acquisitions, net of cash acquired	(72,155)	(295,075)	(1,424)
Proceeds from sale of property and equipment	867	1,943	2,201
Other		(1,082)	61

Net cash used by investing activities	$(188,769)	$(394,634)	$(136,544)

See accompanying notes to consolidated financial statements.

	2001	2000	1999
	(in thousands)
Cash flows from financing activities:
Proceeds from long-term debt	$160,001	$66,713	$3,130
Repayment of long-term debt	(1,295)	(973)	(2,204)
Change in short-term borrowings	(5,135)	2,034	2,520
Change in current portion of long-term debt	(223,889)	226,410	(1,897)
Cash dividends paid	(52,812)	(51,158)	(48,126)
Purchase of common stock for the treasury	(1,226)	(42,752)	(4,133)
Stock incentive programs	687	(2,726)	(957)

Net cash provided (used) by financing activities	(123,669)	197,548	(51,667)

Effect of exchange rates on cash	690	(2,375)	(3,439)

Net increase (decrease) in cash	6,191	10,723	(5,551)
Cash balance at beginning of year	28,910	18,187	23,738

Cash balance at end of year	$35,101	$28,910	$18,187

Supplemental disclosure of cash flow information:

Fair value of assets acquired	$80,684	$339,144
Less liabilities assumed	8,529	27,608
Minority interest acquired		38,388	$1,424
Net value acquired	72,155	349,924	1,424
Common stock issued		54,849
Cash used for acquisition	$72,155	$295,075	$1,424

Interest paid during the year	$23,209	$33,275	$22,941
Income taxes paid during the year	$63,632	$70,638	$62,504

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT	Bemis Company, Inc.
OF STOCKHOLDERS’ EQUITY	and Subsidiaries

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock Held In Treasury	Total Stockholders’ Equity
	(dollars in thousands, except per share amounts)
Balance at December 31, 1998	$5,906	$181,908	$708,362	$(6,116)	$(202,206)	$687,854

Net income for 1999			114,775			114,775
Translation adjustment for 1999				(24,353)		(24,353)
Pension liability adjustment, net of $(536) tax benefit				(175)		(175)
Total comprehensive income						90,247
Cash dividends paid on common stock $.92 per share			(48,126)			(48,126)
Stock incentive programs and related tax effects	4	49				53
Purchase of 122,599 shares of common stock					(4,133)	(4,133)

Balance at December 31, 1999	5,910	181,957	775,011	(30,644)	(206,339)	725,895

Net income for 2000			130,602			130,602
Translation adjustment for 2000				(19,178)		(19,178)
Pension liability adjustment, net of $(642) tax benefit				(33)		(33)
Total comprehensive income						111,391
Cash dividends paid on common stock $.96 per share			(51,107)			(51,107)
1,730,952 shares of common stock issued in acquisition of minority interest	173	54,676				54,849
Stock incentive programs and related tax effects	14	467				481
Purchase of 1,460,900 shares of common stock					(42,752)	(42,752)

Balance at December 31, 2000	6,097	237,100	854,506	(49,855)	(249,091)	798,757

Net income for 2001			140,325			140,325
Translation adjustment for 2001				(6,634)		(6,634)
Pension liability adjustment, net of $(108) tax benefit				(170)		(170)
Total comprehensive income						133,521
Cash dividends paid on common stock $1.00 per share			(52,812)			(52,812)
Stock incentive programs and related tax effects	30	7,878				7,908
Purchase of 30,000 shares of common stock					(1,226)	(1,226)

Balance at December 31, 2001	$6,127	$244,978	$942,019	$(56,659)	$(250,317)	$886,148

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF THE BUSINESS

Bemis Company, Inc., a Missouri corporation, was founded in 1858 and incorporated in 1885 as Bemis Bro. Bag Company.  In 1965 the name was changed to Bemis Company, Inc.  The Company is a principal manufacturer of flexible packaging products and pressure sensitive materials selling to customers throughout the United States, Canada, and Europe with a growing presence in Asia Pacific, South America, and Mexico.

The Company’s business activities are organized around its two business segments, Flexible Packaging, which accounted for approximately 79 percent of 2001 net sales, and Pressure Sensitive Materials, which accounted for the remaining net sales.  The primary market for its products is the food industry which accounted for approximately 65 percent of 2001 net sales.  Other markets include chemical, agribusiness, medical, pharmaceutical, personal care products, batteries, electronics, automotive, construction, graphic industries, and other consumer goods.  All markets are considered to be highly competitive as to price, innovation, quality, and service.

Note 2 — SIGNIFICANT ACCOUNTING POLICIES

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

Property and equipment:  Property and equipment are stated at cost.  Plant and equipment are depreciated for financial reporting purposes principally using the straight-line method over the estimated useful lives of assets as follows:  land improvements, 15-30 years; buildings, 15-45 years; leasehold and building improvements, 8-20 years; and machinery and equipment, 3-16 years.  For tax purposes, the Company generally uses accelerated methods of depreciation.  The tax effect of the difference between book and tax depreciation has been provided as deferred income taxes.  On sale or retirement, the asset cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in income.  Maintenance and repairs that do not improve efficiency or extend economic life are expensed currently.  Interest costs are capitalized for major capital expenditures during construction.

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

In January of 2002, the Company will adopt the reporting requirements of Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets” and, as required for acquisitions after June 30, 2001, has already applied its requirements to the purchase of Duralam, Inc. which was completed on September 7, 2001.

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

Accumulated other comprehensive income (loss):  The components of accumulated other comprehensive income (loss) are as follows as of December 31,:

	2001	2000	1999
	(in thousands)
Foreign currency translation	$(54,758)	$(48,124)	$(28,946)
Minimum pension liability	(1,901)	(1,731)	(1,698)

Accumulated other comprehensive income (loss)	$(56,659)	$(49,855)	$(30,644)

Statement of Cash Flows:  For purposes of reporting cash flows, cash includes cash on hand and demand deposit accounts.

Preferred Stock Purchase Rights:  On July 29, 1999, the Company’s Board of Directors adopted a Shareholder Rights Plan by declaring a dividend of one preferred share purchase right for each outstanding share of common stock.  Under certain circumstances, a right may be exercised to purchase one two-hundredth of a share of Series A Junior Preferred Stock for $120, subject to adjustment.  The rights become exercisable if, subject to certain exceptions, a person or group acquires beneficial ownership of 15 percent or more of the Company’s outstanding common stock or announces an offer which would result in such person acquiring beneficial ownership of 15 percent or more of the Company’s outstanding common stock.  If a person or group acquires beneficial ownership of 15 percent or more of the Company’s outstanding common stock, subject to certain exceptions, each right will entitle its holder to buy common stock of the Company having a market value of twice the exercise price of the right.  The rights expire August 23, 2009, and may be redeemed by the Company for $.001 per right at any time before a person becomes a beneficial owner of 15 percent or more of the Company’s outstanding common stock.  The Company’s Board of Directors has designated 600,000 shares of Series A Junior Preferred Stock with a par value of $1 per share that relate to the Shareholder Rights Plan.  At December 31, 2001, none of these shares were issued or outstanding.

Financial Instruments:  In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  This statement, as amended, establishes standards for recognition and measurement of derivatives and hedging activities and requires that all derivative instruments be recorded on the balance sheet at fair value.  The fair value of all derivative instruments, such as forward foreign currency exchange contracts and interest rate swap arrangements are recorded.  Implementation of this standard as required on January 1, 2001, did not have a material effect on the Company’s financial position or results of operation.

Environmental cost:  The Company is involved in a number of environmental related disputes and claims.  The Company accrues for environmental costs when it is probable that these costs will be incurred and can be reasonably estimated.  At December 31, 2001 and 2000, reserves were $778,000 and $401,000, respectively.  Adjustments to the reserve accounts and costs which were directly expensed for environmental remediation matters resulted in charges to the income statements for 2001, 2000, and 1999 of $406,000, $183,000, and

$2,046,000, net of third party reimbursements totaling $5,000, $150,000, and $442,000, for 2001, 2000, and 1999, respectively.

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

Note 3 — CHANGES IN ACCOUNTING PRINCIPLES

In July 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets”.  SFAS No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001.  SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment.  The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001, and any business combination initiated after June 30, 2001.  In January of 2002, the Company will adopt the reporting requirements of SFAS No. 142 and has already applied its requirements to the purchase of Duralam, Inc. which was completed on September 7, 2001.  Based upon the Company’s assessment of recorded goodwill and intangible assets, had the standard been in effect January 1, 2001, the Company estimates that the full year 2001 impact would have been approximately $0.17 of additional diluted earnings per share.  In lieu of amortization, the Company will be required to perform an initial impairment review of its goodwill in 2002 and an annual impairment review thereafter.  The Company expects to complete this initial review by June 30, 2002.

In July 2001, the FASB also issued SFAS No. 143, “Accounting for Asset Retirement Obligations” which provides accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.  Management believes the adoption of SFAS No. 143 will not have a material impact on the Company’s financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for Impairment of Long-Lived Assets”.  SFAS No. 144, effective for financial statements for fiscal years beginning after December 15, 2001, addresses issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and develops a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.  Based on management’s assessment, the adoption of SFAS No. 144 will not have a material impact on the Company’s financial position or results of operations.

Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS Nos. 137 and 138.  This new accounting standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships.  The effect of adopting this standard was not material to the Company’s consolidated financial statements.  Upon adoption, the Company recorded the immaterial impact as interest expense.

Note 4 - BUSINESS ACQUISITIONS AND DISPOSITIONS

On September 7, 2001, the Company purchased all of the outstanding stock of Duralam, Inc., which had annual sales of approximately $55.0 million, for a cash purchase price of $68.4 million.  Duralam manufactures films for packaging meat, cheese, candy, and other food products at facilities in Appleton and Neenah, Wisconsin.  The total cash purchase price has been accounted for under the purchase method of accounting reflecting the provision of SFAS No. 141 and SFAS No. 142 regarding such acquisitions initiated after June 30, 2001.  In a preliminary allocation of the purchase price, $20.0 million was allocated to tangible assets and $48.4 million to goodwill, of which approximately $15.8 million is tax deductible goodwill.  This preliminary purchase price allocation will be finalized in early 2002 when the valuation of assets acquired is completed.  Results of operations subsequent to September 7, 2001, are included in these financial statements.

On September 8, 2000, the Company purchased the pressure sensitive materials product line of Kanzaki Specialty Papers, Inc. which had approximately $78.0 million in sales in 1999.  This business supplies direct thermal pressure sensitive products to printers for labels used for bar coding, shipping and inventory labeling, and a variety of other end uses.  Assets acquired with this business include a long-term supply agreement to purchase Kanzaki’s high quality face paper to which adhesive will be applied using already available state-of-the-art equipment.  No equipment or facilities were acquired with this business.  The total cash purchase price of $45.2 million has been accounted for under the purchase method of accounting, and results of operations subsequent to September 7, 2000, are included in these financial statements.

On August 31, 2000, the Company purchased the specialty plastic films business of Viskase Companies, Inc., which supplies a variety of shrinkable barrier bags, films, and cook-in bags to beef, pork, poultry, and cheese processors.  It had net sales of approximately $150.0 million in 1999. This acquisition has strong and complex technologies that both complement and extend the technologies employed in the Company’s very successful flexible packaging business.  In addition, this acquisition brings to the Company immediate access to important fresh meat markets and is a natural extension of the strong position and relationships already established in the processed meat, cheese, and poultry markets.  Included in the acquisition are manufacturing facilities in Centerville, Iowa; Pauls Valley, Oklahoma; Swansea, Wales; and São Paulo, Brazil.  The total cash purchase price of $226.2 million has been accounted for under the purchase method of accounting, and results of operations subsequent to August 30, 2000, are included in these financial statements.

Effective August 1, 2000, the Company purchased the assets of the flexible packaging business of Arrow Industries, which had net sales of approximately $33.0 million during the preceding twelve months.  Equipment acquired with this business has been strategically deployed into existing facilities to provide additional capacity.  The total cash purchase price of $18.8 million has been accounted for under the purchase method of accounting, and results of operations subsequent to July 31, 2000, are included in these financial statements.

On January 6, 2000, the Company purchased the remaining 13 percent minority interest in Morgan Adhesives Company (MACtac).  The Company issued 1,730,952 shares of its common stock, valued at $54.8 million, and paid $3.4 million in cash.  Upon the acquisition of these minority shares, MACtac became a wholly owned subsidiary of Bemis Company, Inc.

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

Note 5 - INVENTORIES

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized at December 31, as follows:

	2001	2000
	(in thousands)
Raw materials and supplies	$82,210	$86,345
Work in process and finished goods	192,039	196,309
Total inventories, gross	274,249	282,654
Less inventory reserves	(14,494)	(8,331)
Total inventories, net	$259,755	$274,323

Note 6 - PENSION PLANS

Defined contribution plans cover employees at eight different manufacturing or administrative locations and provide for contributions ranging from 2 percent to 6 percent of covered employees’ salaries or wages and totaled $841,000 in 2001, $845,000 in 2000, and $695,000 in 1999.  Multiemployer plans cover employees at two different manufacturing locations and provide for contributions to a union administered defined benefit pension plan.  Amounts charged to pension cost and contributed to the plans in 2001, 2000, and 1999 totaled $667,000, $771,000, and $1,136,000, respectively.

The Company has defined benefit pension plans covering the majority of U.S. employees.  The benefits under the plans are based on years of service and salary levels.  Certain plans covering hourly employees provide benefits of stated amounts for each year of service.  In addition, the Company also sponsors an unfunded supplemental retirement plan to provide senior management with benefits in excess of limits under the federal tax law and increased benefits to reflect a service adjustment factor.  Net periodic pension cost for defined benefit plans included the following components for the year ended December 31, 2001, 2000, and 1999.

	2001	2000	1999
	(in thousands)
Service cost - benefits earned during the year	$11,447	$9,271	$8,992
Interest cost on projected benefit obligation	23,557	20,915	19,157
Expected return on plan assets	(43,247)	(38,223)	(31,434)
Amortization of unrecognized transition obligation	1,118	992	1,019
Amortization of prior service cost	1,532	1,248	810
Recognized net (gain) or loss	(6,927)	(5,750)	(2,328)

Net periodic pension (income) cost	$(12,520)	$(11,547)	$(3,784)

Changes in benefit obligation and plan assets, and a reconciliation of the funded status at December 31, 2001 and 2000, are as follows:

	2001	2000
	(in thousands)

Change in Benefit Obligation

Benefit obligation at the beginning of the year	$343,109	$313,932
Service cost	11,447	9,271
Interest cost	23,557	20,915
Plan participants’ contributions	324	65
Plan amendments	1,662	5,621
Actuarial (gain) or loss	4,958	781
Acquisition	6,132	11,349
Benefits paid	(20,252)	(18,995)
Foreign currency exchange rate changes	(1,021)	170

Benefit obligation at the end of the year	$369,916	$343,109

Change in Plan Assets
Fair value of plan assets at the beginning of the year	$427,672	$439,263
Actual return on plan assets	(53,922)	(6,904)
Acquisition	3,736	12,130
Employer contributions	2,301	1,937
Plan participants’ contributions	324	65
Benefits paid	(20,252)	(18,995)
Foreign currency exchange rate changes	(906)	176

Fair value of plan assets at the end of the year	$358,953	$427,672

Reconciliation of Funded Status
Funded status	$(10,964)	$84,563
Unrecognized net (gain) or loss	12,622	(96,852)
Unrecognized transition (asset) or obligation	3,372	2,172
Unrecognized prior service cost	14,580	14,414

Prepaid (accrued) pension liability	$19,610	$4,297

The Company has recorded the following amounts pursuant to SFAS No. 87, “Employers’ Accounting for Pensions,” to reflect the minimum pension obligation at December 31:

	2001	2000
	(in thousands)
Intangible asset	$19,066
Prepaid tax	1,180	$1,072
Pension liability	(22,147)	(2,803)

Reduction in stockholders’ equity	$(1,901)	$(1,731)

Presented below are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets at December 31:

	2001	2000
	(in thousands)
Projected benefit obligation	$20,288	$17,997
Accumulated benefit obligation	$14,465	$14,213
Fair value of assets	$2,637	$1,835

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation together with the expected long-term rate of return on assets is presented below.

	2001	2000
Weighted-average discount rate	7.00%	7.00%
Rate of increase in future compensation levels	5.50%	5.50%
Expected long-term rate of return on assets	10.00%	10.00%

Total pension (income) expense in 2001, 2000, and 1999 was $(10,613,000), $(9,234,000), and $(1,214,000),  respectively.

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

Net periodic postretirement benefit costs included the following components for the year ended December 31, 2001, 2000, and 1999.

	2001	2000	1999
	(in thousands)
Service cost - benefits earned during the year	$291	$292	$217
Interest cost on accumulated postretirement benefit obligation	1,012	924	794
Amortization of prior service cost	48	48	11
Recognized net (gain) or loss	(31)	(60)	(266)

Net periodic postretirement benefit cost	$1,320	$1,204	$756

Changes in benefit obligation and plan assets, and a reconciliation of the funded status at December 31, 2001 and 2000, are as follows:

	2001	2000
	(in thousands)
Change in Benefit Obligation
Benefit obligation at the beginning of the year	$15,038	$14,222
Service cost	291	292
Interest cost	1,012	924
Plan amendments
Actuarial (gain) or loss	312	285
Benefits paid	(915)	(685)

Benefit obligation at the end of the year	$15,738	$15,038

Change in Plan Assets
Fair value of plan assets at the beginning of the year	$0	$0
Employer contribution	915	685
Benefits paid	(915)	(685)

Fair value of plan assets at the end of the year	$0	$0

Reconciliation of Funded Status
Funded status	$(15,738)	$(15,038)
Unrecognized net actuarial (gain) or loss	(1,555)	(1,898)
Unrecognized prior service cost	391	439

Accrued postretirement benefit liability	$(16,902)	$(16,497)

The health care cost trend rate assumption has a significant effect on the amounts reported.  A one-percentage point change in assumed health care trends would have the following effects:

	1 Percentage	1 Percentage
	Point Increase	Point Decrease
	(in thousands)
Effect on total of service and interest cost components	$138	$(119)
Effect on postretirement benefit obligation	$1,327	$(1,164)

For measurement purposes, a 7.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001; the rate was assumed to decrease gradually to 5.5 percent by the year 2003 and remain at that level thereafter.  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0 percent in 2001 and 7.0 percent in 2000.

Note 8 - STOCK OPTION AND INCENTIVE PLANS

Since 1987, the Company’s stock option and stock award plans have provided for the issuance of up to 6,900,000 shares of common stock to key employees.  As of December 31, 2001, 2000, and 1999, respectively, 1,921,364, 199,535, and 711,194 shares were available for future grants under these plans.

Options are granted at prices equal to fair market value on the date of the grant and are exercisable over varying periods up to ten years from the date of grant.  Shares subject to options granted but not exercised become available for future grants.

At December 31, 2001, nineteen participants held options with expiration dates ranging from 2003 to 2011 with a weighted-average remaining contractual life of 6.3 years and at option prices ranging from $20.38 to $45.03 per share with a weighted-average price of $34.74 per share.

Details of the stock option plans at December 31, 2001, 2000, and 1999, are:

		Per Share			Weighted-
	Number of	Option Price			Average Price
	Shares	Range			Per Share
Outstanding at December 31, 1998	1,140,127	$12.63	-	$45.03	$24.32

Granted in 1999	168,346	35.56	-	37.63	37.26
Exercised in 1999	(100,000)			12.63	12.63
Outstanding at December 31, 1999	1,208,473	$14.94	-	$45.03	$27.09
Exercisable at December 31, 1999

	990,127

		$14.94	-	$45.03	$24.45

Granted in 2000	412,349	31.72	-	37.63	35.46
Exercised in 2000	(380,000)			14.94	14.94
Outstanding at December 31, 2000	1,240,822	$18.72	-	$45.03	$33.59
Exercisable at December 31, 2000	1,005,968	$18.72	-	$45.03	$32.85

Granted in 2001	142,052	33.56	-	44.07	34.96
Exercised in 2001	(134,363)	18.72	-	32.31	24.38
Outstanding at December 31, 2001	1,248,511	$20.38	-	$45.03	$34.74
Exercisable at December 31, 2001	942,705	$20.38	-	$45.03	$34.44

The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”  Accordingly, no compensation cost has been recognized for the stock option plan.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant date for stock options in 2001, 2000, and 1999 consistent with the provisions of SFAS No. 123, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
	(dollars in thousands, except per share amounts)
Net earnings - as reported	$140,325	$130,602	$114,775
Net earnings - pro forma	$139,090	$126,659	$112,426

Diluted earnings per share - as reported	$2.64	$2.44	$2.18
Diluted earnings per share - pro forma	$2.62	$2.37	$2.14

Dividend yield	2.9%	2.7%	2.4%
Expected volatility	29.5%	28.3%	27.6%

Risk-free interest rate	7.0%	7.0%	7.0%
Expected lives (in years)	10.0	8.0	8.1

The fair value of each grant made in 2001, 2000, and 1999 is estimated on the date of grant using the Black-Scholes option-pricing model using the above indicated weighted-average assumptions for dividend yield, expected volatility, risk-free interest rate, and expected lives.  The weighted-average fair value of stock options granted during 2001, 2000, and 1999 used in computing pro forma compensation expense was $12.92, $11.82, and $13.10 per share, respectively.

In 1994 and in 2001, the Company adopted a Stock Incentive Plan for certain key executive employees.  The 1994 and 2001 Plans provide for the issuance of up to 2,000,000 and 2,500,000 grants, respectively. Each Plan expires 10 years after its inception, at which point no further stock options or performance units may be granted.  Since 1994, 1,972,636 and 606,000 grants of either stock options or performance units (commonly referred to as restricted stock) have been made under the 1994 and 2001 plans, respectively.  Distribution of the performance units is normally made in the form of shares of the Company’s common stock on a one for one basis.  Distribution of the shares will normally be made not less than three years nor more than six years from the date of the performance unit grant.  All performance units granted under the plan are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement.  In addition, cash payments are made during the grant period on outstanding performance units equal to the dividend on Bemis common stock.  The cost of the awards is charged to income over the period of the grant:  $11,332,000 was expensed in 2001, $6,339,000 in 2000, and $7,548,000 in 1999.

Details of the stock award plan at December 31, 2001, 2000, and 1999, are:

Number
of Shares
Outstanding at December 31, 1998	1,052,157
Granted	103,558
Canceled	(60,919)

Outstanding at December 31, 1999	1,094,796
Granted	244,492
Paid	(14,000)
Canceled	(145,182)

Outstanding at December 31, 2000	1,180,106
Granted	676,869
Paid	(320,170)
Canceled	(40,750)

Outstanding at December 31, 2001	1,496,055

Note 9 - LEASES

All noncancelable leases have been categorized as capital or operating leases.  The Company has leases for manufacturing plants, warehouses, machinery and equipment, and administrative offices with terms (including renewal options) ranging from one to 42 years.  Under most leasing arrangements, the Company pays the property taxes, insurance, maintenance, and expenses related to the leased property.  Total rental expense under operating leases was $12,476,000 in 2001, $9,296,000 in 2000, and $11,281,000 in 1999.

The present values of minimum future obligations shown in the following chart are calculated based on an interest rate of 11 percent determined to be applicable at the inception of the lease.  Interest expense on the outstanding obligations under capital leases was $1,000 in 2001, $0 in 2000, and $13,000 in 1999.

Minimum future obligations on leases in effect at December 31, 2001, are:

	Capital	Operating
	Leases	Leases
	(in thousands)
2002	$29	$7,155
2003	20	4,850
2004	0	3,730
2005	0	2,823
2006	0	2,000
Thereafter	0	14,057

Total minimum obligations	49	$34,615

Less amount representing interest	7

Present value of net minimum obligations	42

Less current portion	25

Long-term obligations	$17

Note 10 - LONG-TERM DEBT

Long-term debt maturing in years 2002 through 2006 is $3,572,000, $658,000, $640,000, $100,855,000, and $229,100,000 respectively.

Under the terms of a revolving credit agreement with five banks, the Company may borrow up to $334 million through August 1, 2006.  The Company currently pays a facility fee of .12 percent  annually on the entire amount of the commitment.  In addition to the revolving long-term credit agreement, the Company has a 364-day bridge credit agreement with six banks under which it may borrow up to $250 million.  The Company pays a facility fee of .10 percent annually on the entire amount of the commitment.  There were no borrowings outstanding under these agreements at December 31, 2001.  These credit facilities are used primarily to support the Company’s issuance of commercial paper.

During the third quarter 2001, to obtain greater exposure to short-term floating interest rates, the Company entered into long-term interest rate swap agreements for a total notional amount of $350.0 million with three major U.S. banks.  These interest rate swap agreements have been designated as hedges of changes in the fair value of the Company’s $350.0 million fixed rate long-term debt obligations ($100.0 million, 6.7 percent notes due July 1, 2005, and $250.0 million, 6.5 percent notes due August 15, 2008).  Counterparties to these agreements are major U.S. banks who also participate in the Company’s bank credit facilities.  Credit loss from counterparty nonperformance is not anticipated.

Under these interest rate swap agreements the Company will receive a fixed rate of interest and pay a variable rate of interest over the term without the exchange of the underlying notional amounts. The fixed rate of interest, which the Company will receive, is equal to the interest rate of the Company’s long-term debt which is being hedged.  The variable rate of interest which the Company will pay is based on the six-months London Interbank Offered Rate (LIBOR), set in arrears, plus a fixed spread which is unique to each agreement.  The variable rates are reset semiannually at each net settlement date. At December 31, 2001, the net settlement receivable of $4.0 million was recorded as a reduction in interest expense.

The terms of the interest rate swap agreements have been specifically designed to conform with the applicable terms of the hedged items and with the requirements of paragraph 68 of SFAS No. 133 to support the assumption of no ineffectiveness (changes in fair value of the debt and the swaps exactly offset) and to simplify the computations necessary to make the accounting entries.  At December 31, 2001, the fair value of these interest rate swaps was $1.3 million in the banks’ favor, as determined by the respective bank using discounted cash flow or other appropriate methodologies, and is included with other liabilities and deferred credits with a corresponding decrease in long-term debt.

Debt consisted of the following at December 31,

	2001	2000
	(dollars in thousands)
Commercial paper payable through 2002 at an interest rate of 1.9% (1)	$229,100	$545,037
Note payable in 2008 at an interest rate of 6.5%	250,000
Note payable in 2005 at an interest rate of 6.7%	100,000	100,000
Interest rate swap agreement	(1,290)
Industrial revenue bonds payable through 2015 at interest rates of 1.8% to 1.9% (2)	15,500	15,500

Debt of subsidiary companies payable through 2005 at interest rates of 4.75% to 9.25%	5,469	4,874
Obligations under capital leases	42

Total debt	598,821	665,411
Less current portion	3,572	227,459
Total long-term debt	$595,249	$437,952

(1)           The commercial paper has been classified as long-term debt, to the extent of available long-term backup credit agreements, in accordance with the Company’s intention and ability to refinance such obligations on a long-term basis.  The interest rate of commercial paper outstanding at December 31, 2001, was 1.9 percent.  The maximum outstanding during 2001 was $561,439,000, and the average outstanding during 2001 was $418,026,000.  The weighted-average interest rate during 2001 was 4.3 percent.

(2)           Two industrial revenue bonds for which the variable interest rate is determined weekly by a “Remarketing Agent” based on similar debt then available.  The weighted-average interest rate at December 31, 2001 was 1.8 percent.  The weighted-average interest rate during 2001 was 2.9 percent.

Note 11 - INCOME TAXES

	2001	2000	1999
	(in thousands)
U.S. income before income taxes	$196,652	$183,037	$169,210
Non-U.S. income before income taxes	31,101	31,204	26,068
Consolidating eliminations	(328)	(2,739)	(9,403)

Income before income taxes	$227,425	$211,502	$185,875

Income tax expense consists of the following components:
Current tax expense:
U.S. federal	$54,861	$44,294	$50,032
Foreign	7,864	11,354	7,095
State and local	10,272	8,716	8,442
Total current tax expense	72,997	64,364	65,569
Deferred (prepaid) tax expense:
U.S. federal	11,545	13,876	3,375
Foreign	(53)	150	1,556
State	2,611	2,510	600
Total deferred (prepaid) tax expense	14,103	16,536	5,531

Total income tax expense	$87,100	$80,900	$71,100

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	2001	2000	1999
	(in thousands)
Deferred tax assets:
Accounts receivable, principally due to allowances for returns and doubtful accounts	$4,798	$4,742	$4,589
Inventories, principally due to additional costs inventoried for tax purposes	4,470	3,291	3,593
Employee compensation and benefits accrued for financial reporting purposes	12,507	13,892	14,404
Other	3,843	4,099	1,149
Total deferred tax assets (included in prepaid expenses and deferred charges)	$25,618	$26,024	$23,735

Deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation, capitalized interest, and capitalized overhead	$132,479	$112,282	$102,262
Noncurrent employee compensation and benefits accrued for financial reporting purposes	(12,269)	(11,413)	(17,424)
Other	1,769	2,752	4,797

Total deferred tax liabilities	$121,979	$103,621	$89,635

The Company’s effective tax rate differs from the federal statutory rate due to the following items:

	2001		2000		1999
		% of		% of		% of
		Income		Income		Income
	Amount	Before Tax	Amount	Before Tax	Amount	Before Tax
	(dollars in thousands)
Computed “expected” tax expense on income before taxes at statutory rate	$79,599	35.0%	$74,026	35.0%	$65,056	35.0%
Increase (decrease) in taxes resulting from:
State and local income taxes net of federal income tax benefit	8,374	3.7	7,297	3.5	5,877	3.2
Foreign tax rate differential	(2,955)	(1.3)	144	0.1	(776)	(0.4)
Minority interest	194	0.1	174	0.1	1,478	0.8
Other	1,888	0.8	(741)	(0.4)	(535)	(0.3)

Actual income tax expense	$87,100	38.3%	$80,900	38.3%	$71,100	38.3%

The Company’s federal income tax returns for the years prior to 1998 have been audited and completely settled.  Provision has not been made for U.S. or additional foreign taxes on $172,209,000 of undistributed earnings of foreign subsidiaries because those earnings are considered to be permanently reinvested in the operations of those subsidiaries.  It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

Note 12- SEGMENTS OF BUSINESS

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

A summary of the Company’s business activities reported by its two business segments follows:

BUSINESS SEGMENTS	2001	2000	1999
	(in millions)
Net Sales to Unaffiliated Customers:
Flexible Packaging	$1,802.3	$1,660.2	$1,469.9
Pressure Sensitive Materials	491.2	506.0	493.2

Intersegment Sales:
Flexible Packaging	(0.4)	(1.6)	(0.3)
Pressure Sensitive Materials			(0.2)
Total	$2,293.1	$2,164.6	$1,962.6

Operating Profit and Pretax Profit:
Flexible Packaging	$273.2	$221.3	$187.2
Pressure Sensitive Materials	12.1	40.1	44.3
Total operating profit (1)	285.3	261.4	231.5
General corporate expenses	(27.0)	(17.8)	(20.2)
Interest expense	(30.3)	(31.6)	(21.2)
Minority interest in net income	(0.6)	(0.5)	(4.2)
Income before income taxes	$227.4	$211.5	$185.9

Identifiable Assets:
Flexible Packaging	$1,486.7	$1,481.3	$1,180.8
Pressure Sensitive Materials	347.6	352.4	310.5
Total identifiable assets (2)	1,834.3	1,833.7	1,491.3
Corporate assets (3)	88.7	54.9	40.8
Total	$1,923.0	$1,888.6	$1,532.1

Depreciation and Amortization:
Flexible Packaging	$102.0	$86.6	$76.1
Pressure Sensitive Materials	20.2	19.9	20.1
Corporate	1.9	1.6	1.5
Total	$124.1	$108.1	$97.7

Expenditures for Property and Equipment:
Flexible Packaging	$106.4	$86.5	$101.4
Pressure Sensitive Materials	9.7	13.1	34.9
Corporate	1.4	0.8	1.1
Total	$117.5	$100.4	$137.4

OPERATIONS BY GEOGRAPHIC AREAS	2001	2000	1999
	(in millions)
Net Sales to Unaffiliated Customers: (4)
United States	$1,920.8	$1,821.5	$1,653.9
Canada	85.9	77.6	72.6
Europe	239.4	229.3	211.3
Other	47.0	36.2	24.8
Total	$2,293.1	$2,164.6	$1,962.6

Identifiable Assets:
United States	$1,532.2	$1,542.2	$1,237.8
Canada	33.4	34.8	31.0
Europe	210.4	195.9	196.3
Other	58.3	60.8	26.2
Total	$1,834.3	$1,833.7	$1,491.3

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

Note 14 - FOREIGN OPERATIONS

The foreign countries in which the Company conducts operations generally impose no significant restrictions on transfers of funds.  Amounts attributable to foreign operations included in the consolidated statements are as follows:

	2001	2000	1999
	(in thousands)
Net sales of consolidated foreign subsidiaries	$372,326	$343,079	$308,681
Net income of consolidated foreign subsidiaries	22,190	20,090	16,336
Foreign earnings in excess of dividends received	21,861	17,351	6,931
Equity in net assets	228,084	193,318	135,034
Equity in total assets	302,029	278,712	214,792

Note 15 - FINANCIAL INSTRUMENTS

The Company enters into forward foreign currency exchange contracts to manage foreign currency exchange rate exposures associated with certain foreign currency denominated receivables and payables.  At December 31, 2001 and 2000, the Company had outstanding forward foreign currency exchange contracts aggregating $3,166,000 and $7,270,000, respectively.  Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western European currencies.  Counterparties to the forward foreign currency exchange contracts are major financial institutions.  Credit loss from counterparty nonperformance is not anticipated.  On January 1, 2001, SFAS No. 133, “Accounting for Derivative Instruments,” was adopted by the Company.  SFAS No. 133 requires that the fair value of derivative instruments, such as forward foreign currency exchange contracts, be recorded on the balance sheet with subsequent changes reflected in income or deferred as an element of equity.  The Company has not designated these derivative instruments as hedging instruments.  The $6,600 net settlement expense (fair value) related to active forward foreign currency exchange contracts is recorded on the balance sheet and as an expense element of other costs (income), net.

During the third quarter 2001, to obtain greater exposure to short-term floating interest rates the Company entered into long-term interest rate swap agreements for a total notional amount of $350.0 million with three major U.S. banks.  These interest rate swap agreements have been designated as hedges of changes in the fair value of the Company’s existing $350.0 million fixed rate long-term debt obligations ($100.0 million, 6.7 percent note due July 1, 2005, and $250.0 million, 6.5 percent note due August 15, 2008).  Counterparties to these agreements are major financial institutions who also participate in the Company’s bank credit facilities.  Credit loss from counterparty nonperformance is not anticipated.

Under these interest rate swap agreements the Company will receive a fixed rate of interest and pay a variable rate of interest over the term without the exchange of the underlying notional amounts. The fixed rate of interest, which the Company will receive, is equal to the interest rate of the Company’s long-term debt which is being hedged.  The variable rate of interest which the Company will pay is based on the six-months London Interbank Offered Rate (LIBOR), set in arrears, plus a fixed spread which is unique to each agreement.  The variable rates are reset semiannually at each net settlement date. At December 31, 2001, the net settlement receivable of $4.0 million was recorded as a reduction in interest expense.  This position for the Company would become less favorable as short-term interest rates increase.

The terms of the interest rate swap agreements have been specifically designed to conform with the applicable terms of the hedged items and with the requirements of paragraph 68 of SFAS No. 133 to support the assumption of no ineffectiveness (changes in fair value of the debt and the swaps exactly offset) and to simplify the computations necessary to make the accounting entries.  At December 31, 2001, the fair value of these interest rate swaps was $1.3 million in the banks’ favor, as determined by the respective bank using discounted cash flow or other appropriate methodologies, and is included with other liabilities and deferred credits with a corresponding decrease in long-term debt.

At December 31, 2001 and 2000, the carrying value approximates the fair value of financial instruments such as cash, trade receivables and payables, and short-term debt because of the short-term maturities of these instruments.  The fair value of the Company’s long-term debt, including current maturities but excluding capitalized leases, is estimated to be $599,097,000 and $665,448,000 at December 31, 2001 and 2000, respectively, using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different industries and countries. As of December 31, 2001 and 2000, the Company had no significant concentrations of credit risk.

Note 16 - EARNINGS PER SHARE COMPUTATIONS

	2001			2000			1999
	Income	Shares	Per Share	Income	Shares	Per Share	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount
	(in thousands, except per share amounts)
Basic EPS
Income available to common stockholders	$140,325	52,816	$2.66	$130,602	53,178	$2.46	$114,775	52,307	$2.19

Dilutive effects of stock option and stock award plans		306			375			350

Diluted EPS
Income available to common stockholders	$140,325	53,122	$2.64	$130,602	53,553	$2.44	$114,775	52,657	$2.18

Note 17 - QUARTERLY FINANCIAL INFORMATION — UNAUDITED

	Net Sales			Gross Profits			Net Income			Diluted Earnings Per Share
Quarter	2001	2000	% Change	2001	2000	% Change	2001	2000	% Change	2001	2000	% Change
	(dollars in millions, except per share amounts)
First	$577.4	$512.6	13%	$117.2	$107.6	9%	$29.7	$29.6		$.56	$.55	2%

Second	581.6	537.3	8	122.3	114.1	7	35.5	35.4		.67	.66	2

Third	575.6	542.8	6	117.6	108.9	8	36.1	32.2	12%	.68	.60	13

Fourth	558.5	571.9	(2)	120.6	116.7	3	39.0	33.4	17.73		.63	16

Total	$2,293.1	$2,164.6	6%	$477.7	$447.3	7%	$140.3	$130.6	7%	$2.64	$2.44	8%