Form 10-K, Exhibit 13
period 2002-12-31
BEMIS CO INC
filed 2003-03-26
CIK 11199

Exhibit 13

BEMIS COMPANY, INC.

222 South Ninth Street, Suite 2300

Minneapolis, Minnesota

55402-4099

(612) 376-3000

Gene C. Wulf

Vice President, Chief Financial

Officer and Treasurer

Melanie E. R. Miller

Vice President, Investor Relations

and Assistant Treasurer

Free access to information and related SEC filings is
 available at the Company's website at www.bemis.com

Three-Year Review of Results

	Percent
	2002	2001	2000

Net sales	100.0%	100.0%	100.0%

Cost of products sold	77.7	79.2	79.3

Gross margin	22.3	20.8	20.7

Selling, general, and administrative expenses	9.7	9.0	8.9

All other expenses	1.3	1.9	2.0

Income before income taxes	11.3	9.9	9.8

Provision for income taxes	4.3	3.8	3.8

Net income	7.0%	6.1%	6.0%

Effective tax rate	38.0%	38.3%	38.3%

Management Discussion and Analysis

Three years ended December 31, 2002

Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and related Notes beginning on page 31.

Overview

Bemis Company, Inc. is a leading manufacturer of flexible packaging and pressure sensitive materials supplying a variety of industries.  The food industry is our largest market, representing about 65 percent of our total company net sales.  Our flexible packaging products are widely diversified among food categories and can be found in nearly every aisle of the grocery store.  Our emphasis on supplying packaging to the food industry provides a more stable market environment for our flexible packaging business segment, which accounts for about 79 percent of our net sales.  The remaining 21 percent of our net sales is from the pressure sensitive materials business segment which, while diversified in end use products, is less focused on food industry applications and more exposed to economically sensitive end markets.

Since 1990, we have been active participants in the consolidation of the flexible packaging industry.  Our acquisition strategy is growth oriented, using specific criteria to identify businesses that offer unique packaging technologies, access to new markets or product lines, or critical mass.  Since 1999, we have completed five such acquisitions to enhance the breadth of our product offerings and expand the market and geographic participation of our flexible packaging business segment.

Acquisitions

Effective October 1, 2002, we purchased the Walki Films Division of UPM-Kymmene for $68.5 million in cash.  This business specializes in high barrier vacuum and modified atmosphere packaging used primarily for meat, cheese and other fresh foods.  With 2001 annual sales of about $120 million and manufacturing facilities located in Finland and France, this acquisition effectively doubles our European flexible packaging sales.

On July 31, 2002, we acquired the U.S. and French manufacturing operations of the Clysar® thin gauge shrink film business of E.I. du Pont de Nemours and Company for $142.0 million in cash.  This business enhances the technology base of the high barrier product line, diversifies our markets with the addition of a broad use shrink film and provides an additional mode of distribution for our full array of products.  This business, now known as Bemis Clysar, is expected to deliver approximately $100 million of sales in 2003.

On September 7, 2001, we acquired the outstanding stock of Duralam, Inc. for a cash purchase price of $68.4 million.  This business included high quality manufacturing operations with capacity to expand upon the $55 million of annual net sales recorded prior to our acquisition.  With the benefit of close proximity to our existing high barrier facilities, we quickly integrated this business into our high barrier product line operations.

During 2000, we made three strategic acquisitions to enhance both segments of our business.  In our flexible packaging business, we acquired the specialty plastic films business of Viskase Companies, Inc. and the assets of the flexible packaging business of Arrow Industries. In periods before our acquisition, these businesses had recorded net sales of about $183 million of high barrier shrink bag and polyethylene products.

In September, 2000, we acquired the pressure sensitive materials product line of Kanzaki Specialty Papers, Inc., which had recorded  about $78 million of net sales of direct thermal pressure sensitive materials products during the period before the transaction.

Announced Divestiture

In August 2002, we announced an agreement to sell our pressure sensitive materials business segment for $420 million in cash to UPM-Kymmene, a large, multinational paper company headquartered in Finland.  The sale of this business segment will allow us to focus our resources on our larger flexible packaging business.  On October 16, 2002, the European regulatory agency gave antitrust clearance for the sale of our pressure sensitive materials business to UPM-Kymmene.  In December 2002, Bemis and UPM-Kymmene announced that a request for additional information had been received from the U. S. Department of Justice in connection with the pending sale of our pressure sensitive materials business.  This request extends the waiting period under the Hart-Scott-Rodino Act to allow for the review of the additional documents supplied.  While both companies plan to complete the proposed transaction in the first half of calendar year 2003, the required regulatory approvals from the U.S. Department of Justice cannot be considered perfunctory or certain.  Upon receiving U.S. regulatory approval, we will begin discontinued operations presentation for the pressure sensitive materials business segment in our consolidated financial statements.

Results of Operations

Consolidated

For the year ended December 31, 2002, net sales increased 3.3 percent to $2.37 billion from net sales of $2.29 billion in 2001.  Net sales in 2001 increased 5.9 percent from $2.16 billion in 2000.  Excluding the impact of acquisitions, net sales decreased by 1.4 percent in 2002 and 1.9 percent in 2001.  In 2002, our flexible packaging business segment experienced a healthy unit volume growth in our high barrier operations offset by lower net sales in both our polyethylene and paper product lines, resulting in 1.7 percent of the net sales decline.  Net sales in our pressure sensitive materials business segment increased during 2002.  Excluding the impact of acquisitions, 2001 net sales growth of 0.6 percent contributed by our flexible packaging product lines was more than offset by a 2.5 percent decrease attributable to net sales of our pressure sensitive materials business segment during the same period.  This business segment has been adversely impacted by the economic downturn that began in 2000.

On a consolidated basis, our operating profit increased to $316.4 million in 2002, compared to $285.3 million and $261.4 million in 2001 and 2000, respectively.  Operating profit as a percentage of net sales increased to 13.4 percent in 2002 compared to 12.4 percent in 2001 and 12.1 percent in 2000.  In the flexible packaging business segment, our high barrier product lines continue to benefit from our steady investment in state-of-the-art production facilities and efficient capacity.  We have recorded increasing operating margins in our paper packaging product line over the past three years.  These improvements were partially offset by lower operating margins in our polyethylene product line.  The pressure sensitive materials business segment operating margins, which deteriorated from 2000 to 2001, improved duirng 2002 as a result of increased production efficiencies and cost control.  Operating margins in both business segments also benefited from the change in accounting for goodwill described below.

Net income for 2002 totaled $165.5 million compared to $140.3 million and $130.6 million in 2001 and 2000, respectively.  Diluted earnings per share were $3.08 for 2002, compared to $2.64 for 2001 and $2.44 for 2000.  Effective January 1, 2002, we adopted the requirements of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.”  This new accounting standard requires that goodwill no longer be amortized into earnings but instead be reviewed for impairment not less than annually.   If this standard had been in effect in 2001 and 2000, diluted earnings per share would have been $2.82 and $2.55, respectively.

Flexible Packaging Business Segment

We generally classify our flexible packaging products into three product lines:  high barrier products, which are multilayer film packages that provide barrier protection to the contents of the package; polyethylene products, which include printed shrink unitizing films, monolayer film packaging, and retail bags sold into food, retail, and industrial end-markets; and paper packaging products, which supply single and multiwall bags into pet food and industrial markets.  Although many products clearly fall into one particular category, there is some overlap of product lines as the difference between products in these categories has become less distinct in recent years.  For example, our polyethylene product line is incorporating more unique film structures and consumer convenience features which have historically been distinct characteristics of our high barrier product line.

The major markets we serve are generally less affected by economic cycles and include packaging for industries such as food, tissue, medical devices, personal care, chemicals, pet food and lawn and garden.   In addition to these markets, our polyethylene products are also sold to industrial markets such as packaging for mattresses, shingles, and other end uses that tend to be more sensitive to economic cycles.

The most significant raw materials used in our flexible packaging business segment are polymer resins which we use to develop and manufacture single layer and multilayer film products.  Many of our top 50 customers, which represent about 50 percent of our total net sales, are large, multi-national customers that require high volume packaging suppliers.  Much of this business is performed under contract in which selling prices are adjusted periodically to reflect the prevailing market price of raw material components.  Generally, the impact of raw material price changes on our operating margins is minimized by the use of these contracts.  During periods of unusual price volatility, selling price changes may lag behind changes in raw material pricing.  Of the polymer resins we use, polyethylene resin is the most prevalent and experiences the greatest market price volatility.  Changes in the price of polyethylene resin normally have a corresponding impact on the net sales of our polyethylene product line.

Our flexible packaging business segment recorded net sales of $1.87 billion in 2002, a 3.8 percent increase compared to $1.80 billion in 2001.  Net sales increased 8.6 percent in 2001 from $1.66 billion in 2000.  Excluding the impact of acquisitions, net sales decreased by 2.2 percent in 2002 and increased by about 0.8 percent in 2001.  During 2002, unit volume growth in our high barrier product line was offset by lower unit volumes and competitive pricing pressure in both the polyethylene and paper product lines.  Our polyethylene product line is experiencing a change in sales mix to products that incorporate more complex graphics and consumer convenience features.  This change created capacity constraints in 2002 and resulted in lower production volumes and operating inefficiencies.  Net sales in 2001 were up modestly in each product line.  In 2003, we expect net sales of flexible packaging to increase by about 12 percent, of which about 8 percent will be due to the impact of acquisitions made during 2002.

Operating profit increased to $289.1 million from $273.2 million in 2001 and $221.3 million in 2000.  Operating profit as a percentage of net sales increased to 15.5 percent in 2002 compared to 15.2 percent and 13.3 percent in 2001 and 2000, respectively.  Our high barrier product line successfully used new capacity and strong order volume to improve production efficiencies during 2002, while capacity constraints and irregular order volumes reduced the profitability of the polyethylene product line from the record levels of 2001.   In 2003, we expect ongoing improvement efforts to continue to increase operating profit in many of our product lines.  These increases may be partially offset by increasing employee pension and other benefit costs, additional costs incurred for the start up of our new medical device packaging film plant in Wisconsin, and costs associated with the integration of our recently acquired high barrier packaging operations.

Pressure Sensitive Materials Business Segment

The pressure sensitive materials business segment offers three product lines:  printing products, which include roll label stock used in a wide variety of label markets; graphic and distribution products, used to create signage and decorations; and technical products which represent pressure sensitive components for the electronics, automotive, battery label and medical industries.  Our focus on manufacturing improvements has increased operating margins from the low levels of 2001;

however, this business continues to be adversely affected by weak economic conditions.   As previously noted, we plan to complete the divestiture of this business segment during the first half of 2003.

Paper is the primary raw material used in our pressure sensitive materials business segment.  For the last two years, general economic conditions have had a greater influence on pricing than raw material costs.  This has had an adverse effect on  operating margins in these product lines.

Our pressure sensitive materials business segment reported net sales of $499 million in 2002, up 1.6 percent from $491 million in 2001 and down from $506 million in 2000. Markets remain very competitive; however, increased unit volumes for printed products in 2002 provided modest net sales growth.

Improvements in production efficiencies in 2002 led to operating profit as a percentage of net sales of 5.5 percent compared to 2.5 percent in 2001.  Operating profit was $27.3 million in 2002, compared to $12.1 million  and $40.1 million in 2001 and 2000, respectively.  With the implementation of Six Sigma initiatives in 2001, our focus on training, manufacturing quality controls, improved customer service, production scheduling efficiency and reduced waste improved operating margins in 2002.   The operating margins of 2001 included $2.1 million of costs associated with a reorganization of this business segment.  The low operating margins in 2001 also reflected decreasing unit sales volumes and were substantially below the 7.9 percent operating margins of 2000.

Consolidated Gross Margin

Gross margins increased to 22.3 percent of net sales in 2002 compared to 20.8 and 20.7 percent of net sales in 2001 and 2000, respectively.  Margin improvements in both the high barrier and paper product lines as well as in the pressure sensitive materials business  segment were offset by lower margins in our polyethylene product lines.  Ongoing margin improvements in flexible packaging offset substantially lower pressure sensitive materials business segment margins in 2001.  We continue to invest in modern flexible packaging production equipment and new technology that increase capacity and reduce manufacturing costs.

Consolidated Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of net sales increased to 9.7 percent in 2002 from 9.0 percent in 2001 and 8.9 percent in 2000.  Expenses totaled $229.3 million in 2002, compared to $207.2 million in 2001 and $192.3 million in 2000.  During 2002, we experienced increased costs related to newly acquired businesses and employee benefits.  In 2003, we expect selling, general and administrative expenses to be in the range of 9.2 to 9.5 percent of net sales.  Sales growth in 2003 is expected to outpace increasing costs, including pension and employee benefit costs.

Research and Development

Research and development expenses increased to $17.4 million in 2002, compared to $10.3 million and $10.1 million in 2001 and 2000, respectively.  The $7.1 million increase during 2002 is a reflection of both new procedures established to more effectively capture the costs associated with those efforts and new product engineering efforts.  New products have been introduced and new production processes have been developed for our flexible packaging product lines, while the pressure sensitive materials business segment has focused its research and development efforts on improving existing products and processes.  Rather than managing our research and development effort as a separate business unit, we make it an integral part of our daily plant operations.  This results in lower overhead expense and limits capital requirements. Our research and development engineers, working directly on commercial production equipment, bring new products to market without the use of pilot equipment. We believe this approach significantly improves the efficiency, effectiveness and relevance of our research and development activities and results in earlier commercialization of new products  Expenditures which are not distinctly identifiable as research and development costs are included in cost of sales.

Interest Expense

Interest rates continued to decline during the year, creating significant interest savings.  With substantially all of our outstanding debt subject to variable rates during 2002, interest expense decreased to $15.4 million compared to $30.3 million in 2001 and $31.6 million in 2000.  Strong cash flow from operations was used to reduce commercial paper outstanding during the first half of the year, while acquisition financing increased commercial paper balances through the second half of 2002.

Other Costs (Income), Net

We reported other income, net of other costs,  of $1.2 million in 2002 compared to net other costs of $1.9 million in 2001 and net other costs of $1.4 million in 2000.  Results of our Brazilian joint venture, which is accounted for using the equity method of accounting, represent the largest component of other costs and income.  The joint venture delivered nearly breakeven results for 2002, compared to a $3.7 million loss in 2001 and a $2.8 million loss in 2000.  This business has benefited from restructuring efforts completed last year.  The remaining component of other income is primarily interest income on cash and demand deposits held by our non-U.S. locations.

Our joint venture in Brazil, Itap/Bemis Ltda., has a 10 percent ownership interest in Curwood Itap Ltda., our high barrier shrink film business in Brazil.We have entered into an agreement that provides an option for this joint venture to acquire, at a price based on a specified fair market value calculation, up to 51 percent ownership in Curwood Itap.  If Itap/Bemis Ltda exercises this option, the transaction would occur in 2004 and would not be expected to have a material effect on our financial statements.

Minority Interest in Net Income

Minority interest in net income reflects the results of our majority owned joint ventures in Mexico and Brazil.   Prior to January 2000, 13 percent of our pressure sensitive materials business segment was owned by minority shareholders.  With the acquisition of these minority shares in January 2000, this business segment became a wholly-owned subsidiary of Bemis Company, Inc.

Return on Investment

Return on average stockholders’ equity in 2002 was 17.9 percent compared to 16.7 percent in 2001 and 17.1 percent in 2000.  Operating profit as a percentage of average investment was 17.0 percent in 2002 compared to 17.5 percent in 2001 and 16.8 percent in 2000.  Comparably lower profit in our polyethylene product line and our newly acquired European packaging operation dampened operating profit percentages in 2002.

Operating profit as a percentage of average investment for the flexible packaging business segment was 18.5 percent in 2002 compared to 20.5 percent in 2001 and 17.2 percent in 2000.  Again, lower returns in polyethylene products and newly acquired flexible packaging businesses impacted these results during 2002.  This same ratio for the pressure sensitive materials business segment was 9.1 percent in 2002 compared to 4.1 percent in 2001 and 14.6 percent in 2000, reflecting the 2002 improvement from the low performance levels of 2001.

Return on average total capital was 10.3 percent in 2002, 10.0 percent in 2001, and 10.8 percent in 2000.  Total capital is defined as the sum of all short-term and long-term interest-bearing debt, including obligations under capital leases, stockholders’ equity, and deferred taxes.  Return on total capital is based on net income adjusted for interest expense on an after-tax basis.

Capital Expenditures

Capital expenditures were lower in 2002, totaling $91 million compared to $117 million in 2001 and $100 million in 2000.  The 2001 acquisition of Duralam, Inc. delivered additional capacity to the high barrier product line, effectively reducing the need for capital expenditures in 2002.  Additionally, during 2001 we purchased an idle polyethylene plant in Prattville, Alabama which provided additional capacity for the polyethylene product line.  One of the more significant projects in 2002 has been the construction of the new film plant for the medical device packaging business expected to begin operations in the summer of 2003.  Capital expenditures for 2003 are expected to be approximately $120 million, nearly equivalent to our total annual depreciation and amortization charge.

Capital Structure, Liquidity and Cash Flow

At December 31, 2002, our debt to total capitalization ratio was 40.5 percent, compared to 37.3 percent and 42.7 percent at December 31, 2001 and 2000, respectively.  The increase in 2002 from 2001 reflects the impact of two acquisitions made during the year that were partially financed by the issuance of commercial paper.  Subject to receiving regulatory approval and the subsequent completion of the sale of the pressure sensitive materials business segment, we expect to receive proceeds, net of taxes and transaction related fees, of approximately $300 million, which we presently intend to use to reduce commercial paper outstanding.  During 2001, strong operating cash flow decreased outstanding debt by about $72 million.

Our capital structure and financial practices have earned Bemis Company long-term credit ratings of “A” from Standard and Poor’s and “A2” from Moody’s Investors Service, and a credit rating of “A-1” and “P-1” for our commercial paper program from Standard and Poor’s and Moody’s Investors Service, respectively.  Our strong financial position and credit ratings are important to our ability to issue commercial paper at favorable rates of interest.

At year-end, our debt outstanding included $321 million of commercial paper and $350 million of long-term unsecured notes.  Based upon our current credit rating, we enjoy ready access to the commercial paper markets.  While not anticipated, if these markets were to become illiquid or if a credit rating downgrade limited our ability to issue commercial paper, we would draw upon existing back-up credit facilities.  These credit facilities, which totaled $584 million at year end, are supported by a group of major U.S. and international banks.  Covenants imposed by these bank credit facilities include limits on the sale of businesses, minimum net worth calculations, and a maximum ratio of debt to total capitalization.  In addition to funds available under these credit facilities, we also have the capability of issuing up to approximately $100 million of Extendable Commercial Notes (ECNs) which are short-term instruments whose maturity can be extended to 390 days from the date of issuance.  The pending sale of the pressure sensitive materials business segment will impact a substantial portion of our assets as defined in the credit agreements.  As such, the pending transaction requires and has received approval by the participating banks.  If these credit facilities and ECNs were no longer available to us, we would meet our financial liquidity needs by accessing the bank market, which would increase our borrowing cost.

Our long-term unsecured notes include $100 million due in 2005 and $250 million due in 2008.  In September 2001, we entered into interest rate swap agreements with three U.S. banks which increased our exposure to variable rates.  We generally prefer variable rate debt since it has been our experience that borrowing at variable rates is less expensive than borrowing at fixed rates over the long term.  These interest rate swap agreements reduced the interest cost of the $350 million of long term debt from about 6.6 percent to about 2.9 percent in 2002.  Since these variable rates are based upon six-month London Interbank Offered Rates (LIBOR) at the semiannual interest payment dates of the corresponding notes, increases in short-term interest rates will directly impact the amount of interest we pay.  For each one percent increase in variable interest rates, the annual interest expense on $687 million of total outstanding debt would increase by $6.9 million.

Generally accepted accounting principles require that the fair value of these swaps, which have been designated as hedges of our fixed rate unsecured notes outstanding, be recorded as an asset or liability of the company.  The fair value of these swaps was recorded as an asset of $31.8 million at December 31, 2002, and as a liability of $1.3 million at December 31, 2001.  For each period, an offsetting increase or decrease is recorded in the fair value of the related long-term notes outstanding.  The net effect of these adjustments in 2002 was an increase in total assets and total liabilities.  These fair value adjustments do not impact the actual balance of outstanding principal due on the notes nor do they impact the income statement or related cash flows.  Credit loss from counterparty nonperformance is not anticipated.

We did not make any share repurchases during 2002, and made minimal purchases of $1.2 million during 2001.  Treasury stock purchases during 2000 were $42.8 million.  Management is presently authorized by our Board of Directors to purchase up to 2.3 million shares of additional stock for the treasury.

Contributions were not required to be made to the Bemis Company defined benefit pension plans during 2002, 2001 or 2000, nor do we expect contributions to be required in 2003.  We estimate that a contribution to the plans will be required during 2004 of approximately $4 million.

Cash flow from operations was $286.7 million in 2002, compared to $317.9 million in 2001 and $207.5 million in 2000.  Cash flow during 2001 benefited from reduced working capital levels which provided cash of $43.1 million.

We believe that cash generated by operating activities together with cash available through commercial paper issuance will be more than adequate to fund all of the requirements which are reasonably foreseeable in 2003.  On January 10, 2003, the $584 million bank credit facility currently used to provide additional back up for the commercial paper program was reduced to $549 million.  This will reduce the cost of maintaining excess liquidity and yet provide sufficient liquidity to meet our future financing needs.

Cash required to meet our short-term and long-term debt obligations and operating lease payments is summarized in the following table:

(in thousands)	Debt Payments	Lease Payments	Total

Payments due in 2003

$

3,516

$

7,705

$

11,221

Payments due in 2004	1,584	4,664	6,248
Payments due in 2005	100,709	3,021	103,730
Payments due in 2006	318,500	2,203	320,703
Payments due in 2007	196	1,729	1,925
Payments due beyond 2007	265,500	6,347	271,847

Commercial paper outstanding at December 31, 2002, has been classified as long-term debt in accordance with our intention and ability to refinance such obligations on a long-term basis.  The related backup credit agreement expires in 2006.

Market Risks and Foreign Currency Exposures

We enter into contractual arrangements (derivatives) in the ordinary course of business to manage foreign currency exposure and interest rate risks.  We do not enter into derivative transactions for trading purposes.  Our use of derivative instruments is subject to internal policies that provide guidelines for control, counterparty risk, and ongoing reporting.   These derivative instruments are designed to reduce the income statement volatility associated with movement in foreign exchange rates and to achieve greater exposure to variable interest rates.

Our international operations enter into forward foreign currency exchange contracts to manage foreign currency exchange rate exposures associated with certain foreign currency denominated receivables and payables, principally for transactions in non-Euro zone countries.  At December 31, 2002 and 2001, we had outstanding forward foreign currency exchange contracts aggregating $5.0 million and $3.2 million, respectively.  Forward contracts generally have maturities of less than nine months and relate primarily to major Western European currencies.  Counterparties to the forward contracts are major financial institutions.  Credit loss from counterparty nonperformance is not anticipated.  On January 1, 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 requires that the fair value of the derivative instruments, such as forward foreign currency exchange contracts, be recorded on the balance sheet with subsequent changes reflected in income or deferred as an element of equity.  We have not designated these derivative instruments as hedging instruments.  The $7,600 net settlement expense (fair value) related to active forward foreign currency exchange contracts is recorded on the balance sheet and as an element of other costs (income), net.

Income Taxes

Our effective tax rate was 38.0 percent in 2002 and 38.3 percent in 2001 and 2000.  The difference between our overall tax rate and the U.S. statutory tax rate of 35 percent in each of those three years principally relates to state and local income taxes net of federal income tax benefits.

Upon completion of the pending sale of our pressure sensitive materials business segment, we would expect our effective tax rate to increase from 38.0 percent up to approximately 39.0 percent due to the change in composition of income in non-U.S. jurisdictions.

Dividends

We increased our quarterly cash dividend by 4.0 percent during the first quarter of 2002 to 26 cents per share from 25 cents per share.   This followed increases of 4.2 percent and 4.3 percent in 2001 and 2000, respectively.

In February 2003, the Board of Directors approved the 20th consecutive annual increase in the quarterly cash dividend on common stock to 28 cents per share from 26 cents per share, a 7.7 percent increase.

Long-term Compensation

Our practice of awarding long-term compensation has relied primarily on restricted stock programs which are valued at the time of the award and expensed over the vesting period.  Pursuant to SFAS No. 123, “Accounting for Stock Options,” we disclose the impact of stock options outstanding in the footnotes accompanying our financial statements.  If we followed the SFAS No. 123 method of recognizing expense for stock options, diluted earnings per share would have been reduced by $.02 in 2002, $.02 in 2001 and $.07 in 2000.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  On an ongoing basis, management evaluates its estimates and judgments, including those related to retirement benefits, intangible assets, goodwill and expected future performance of operations.  Our estimates and judgments are based upon historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are critical accounting estimates used in the preparation of our consolidated financial statements.

•                  The calculation of annual pension costs and related assets and liabilities; and

•                  The valuation and useful lives of intangible assets and goodwill.

Accounting for annual pension costs

We account for our defined benefit pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” which requires that amounts recognized in financial statements be determined on an actuarial basis.  A substantial portion of our pension amounts relate to our defined benefit plans in the United States.  As permitted by SFAS No. 87,  we use a calculated value of plan assets (which is further described below).  SFAS No. 87 requires that the effects of the performance of the pension plan’s assets and changes in pension liability discount rates on the company’s computation of pension income or expense be amortized over future periods.  Pension income recorded in 2002 was $3.2 million.

One element used in determining annual pension income and expense in accordance with SFAS No. 87 is the expected return on plan assets.  As of January 1, 2003, we have assumed that the expected long-term rate of return on plan assets will be 9.5 percent.  This represents a decrease of one half of one percent from the 10 percent level assumed for 2002 and 2001.  Using historical long-term investment periods of 15 and 20 years, our pension plan assets have earned rates of return in excess of our assumed rates.  In addition, using our target asset allocation of plan assets, our outside actuaries have used their independent economic model to calculate a range of expected long-term rates of return and have determined our assumptions to be reasonable.

This assumed long-term rate of return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over about three years.  This process calculates the expected return on plan assets that is included in pension income or expense.  The difference between this expected return and the actual return on plan assets is generally deferred and recognized over subsequent periods.  The net deferral of asset gains and losses affects the calculated value of pension plan assets and, ultimately, future pension income and expense.

The plan assets have earned a rate of return substantially less than 9.5 percent for the last three years.  The effect of this lower performance is to increase pension expense in future years until all of the difference from the assumed rate has been amortized into income.  Should this trend continue, we would be required to reconsider and reduce our expected rate of return on plan assets and recognize deferred losses on an accelerated basis.

At the end of each year, we determine the discount rate to be used to calculate the present value of pension plan liabilities.  This discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year.  In estimating this rate, we look to rates of return on high quality, fixed income investments that receive one of the two highest ratings given by a recognized ratings agency.  At December 31, 2002, we determined this rate to be 6.75 percent, a decrease of one quarter of one percent from the rate used at December 31, 2001.

Pension assumptions sensitivity analysis

Based upon current assumptions of 6.75 percent for the discount rate and 9.5 percent for the expected long-term rate of return on pension plan assets, we expect pension expense before the effect of income taxes for 2003 to be approximately $8 million.  The following charts depict the sensitivity of estimated 2003 pension expense to incremental changes in the discount rate and the expected long-term rate of return on assets.

(dollars in millions) Discount rate	increase (decrease)

6.25 percent	$1.1
6.50 percent	0.5
6.75 percent	0.0
7.00 percent	(0.5)
7.25 percent	(1.0)

Rate of Return On Assets	increase (decrease)
8.50 percent	$3.4
9.00 percent	$1.7
9.50 percent	$0.0
10.00 percent	$(1.7)
10.50 percent	$(3.4)

At December 31, 2002, the actuarially measured value of the accumulated benefit obligations under the plans exceeded the fair value of the pension plan assets resulting in a charge to other comprehensive income, net of taxes, of approximately $48 million.  The following chart depicts the sensitivity of the pension liability adjustment to accumulated other comprehensive income, net of taxes, to changes in the assumed discount rate.

(dollars in millions) Discount rate	increase (decrease)

6.25 percent	$12.0
6.50 percent	5.9
6.75 percent	0.0
7.00 percent	(5.7)
7.25 percent	(11.3)

Intangible assets and goodwill

The purchase price of each new acquisition is allocated to tangible assets, identifiable intangible assets, liabilities assumed and goodwill.  Determining the portion of the purchase price allocated to identifiable intangible assets and goodwill requires us to make significant estimates.  The amount of the purchase price allocated to intangible assets is generally determined by estimating the future cash flows of each asset and discounting the net cash flows back to their present values.  The discount rate used is determined at the time of the acquisition in accordance with accepted valuation methods.

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets acquired, including intangible assets.  We review our goodwill for impairment annually and assess whether significant events or changes in the business circumstances indicate that the carrying value of the goodwill may not be recoverable. The test for impairment requires us to make estimates about fair value, most of which are based on projected future cash flows.  Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheet and the judgment required in determining fair value amounts, including projected future cash flows.  Goodwill was $448 million as of December 31, 2002.

Intangible assets consist primarily of purchased technology, customer relationships, patents, trademarks and tradenames and are amortized using the straight-line method over their estimated useful lives, ranging from 1 to 20 years.  We review these intangible assets for impairment annually or as changes in circumstances or the occurrence of events suggest that the remaining value is not recoverable.  The test for impairment requires us to make estimates about fair value, most of which are based on projected future cash flows.

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations,” which must be adopted no later than January 1, 2003.  This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost..  The adoption of SFAS No. 143 is not expected to have a material impact on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.”  The provisions of this statement are effective for disposal activities initiated after December 31, 2002. This new standard is expected to principally impact the ultimate timing of charges recorded as opposed to the amount of a charge.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”  At December 31, 2002, Bemis does not have any significant guarantees or required disclosures under this interpretation.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure. An amendment of FASB Statement No. 123.”  We have adopted the disclosure requirements of SFAS No 148 but the alternative transition options made available by the standard are not being implemented.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” addressing the requirements for business enterprises to consolidate related entities in which they are determined to be the primary beneficiary as a result of their variable economic interests.  Based upon a review of our major commercial relationships and economic interests, we believe we have appropriately met these recording requirements through our equity accounting.

Forward-Looking Statements

This Annual Report contains certain estimates, predictions, and other “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995, and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended).  Forward-looking statements are generally identified with the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “target,” “may,” “will,” “plan,” “project,” “should,” “continue,” or the negative thereof or other similar expressions, or discussion of future goals or aspirations, which are predictions of or indicate future events and trends and which do not relate to historical matters.  Such statements are based on information available to management as of the time of such statements and relate to, among other things, expectations of the business environment in which we operate, projections of future performance (financial and otherwise), expectations about the completion of the sale of our pressure sensitive materials business segment, perceived opportunities in the market and statements regarding our mission and vision.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements.  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Factors that could cause actual results to differ from those expected include, but are not limited to, general economic conditions caused by inflation, interest rates, consumer confidence, rates of unemployment and foreign currency exchange rates; investment performance of assets in our pension plans; operating results and cash flows from acquisitions may differ from what we anticipate; results of the U.S. regulatory agency review of the transaction to sell the pressure sensitive materials business segment; competitive conditions within our markets, including the acceptance of our new and existing products; threats or challenges to our patented or proprietary technologies; raw material costs, availability and terms, particularly for polymer resins; price changes for raw materials and our ability to pass these price changes on to our customers or otherwise manage commodity price fluctuation risks; the presence of adequate cash available for investment in our business in order to maintain desired debt levels; changes in governmental regulation, especially in the areas of environmental, health and safety matters, and foreign investment; unexpected outcomes in our current and future litigation proceedings; changes in our labor relations; and the impact of changes in the world political environment including threatened or actual armed conflict.  These and other risks, uncertainties, and assumptions identified from time to time in our filings with the Securities and Exchange Commission, including without limitation, our Annual Report on Form 10-K and our quarterly reports on Form 10-Q, could cause actual future results to differ materially from those projected in the forward-looking statements.  In addition, actual future results could differ materially from those projected in the forward-looking statement as a result of changes in the assumptions used in making such forward-looking statement.

BEMIS COMMON STOCK PERFORMANCE*

	2002			2001			2000
	High	Low	Dividend Paid	High	Low	Dividend Paid	High	Low	Dividend Paid

First Quarter	$58.24	$46.64	$.26	$35.99	$28.69	$.25	$36.88	$27.50	$.24

Second Quarter	57.05	47.09	.26	40.65	31.60	.25	38.50	33.13	.24

Third Quarter	54.37	39.40	.26	44.99	35.85	.25	37.13	31.19	.24

Fourth Quarter	54.30	45.53	.26	52.47	39.34	.25	34.50	24.06	.24

  *  Common stock for Bemis Company, Inc. is traded on the New York Stock Exchange under the symbol BMS.

FIVE-YEAR CONSOLIDATED REVIEW	Bemis Company, Inc.
Years Ended December 31,	and Subsidiaries

(dollars in millions, except per share amounts)

	2002		2001		2000		1999		1998
Operating Data
Net sales	$2,369.0		$2,293.1		$2,164.6		$1,962.6		$1,889.4
Cost of products sold and other expenses	2,086.5		2,035.4		1,921.5		1,755.5		1,702.5
Interest expense	15.5		30.3		31.6		21.2		21.9
Income before income taxes	267.0		227.4		211.5		185.9		165.0
Provision for income taxes	101.5		87.1		80.9		71.1		63.9
Net income	165.5		140.3		130.6		114.8		101.1
Net income as a percent of net sales	7.0%		6.1%		6.0%		5.8%		5.4%

Common Share Data
Basic earnings per share	3.13		2.66		2.46		2.19		1.91
Diluted earnings per share	3.08		2.64		2.44		2.18		1.90
Dividends per share	1.04		1.00		.96		.92		.88
Book value per share	18.11		16.76		15.18		13.91		13.16
Stock price/earnings ratio range	13-19	x	11-20	x	10-16	x	14-18	x	18-25	x
Weighted-average shares outstanding for computation of diluted earnings per share	53,746,487		53,121,798		53,552,703		52,657,068		53,323,704
Common shares outstanding at December 31,	52,943,738		52,869,929		52,602,414		52,188,715		52,269,158

Capital Structure and Other Data
Current ratio	2.2		2.5		1.3		2.3		2.2
Working capital	395.8		348.7		144.9		330.3		301.3
Total assets	2,256.7		1,923.0		1,888.6		1,532.1		1,482.0
Short-term debt	5.2		5.7		234.8		6.8		6.5
Long-term debt	718.3		595.2		438.0		372.3		371.4
Stockholders’ equity	959.0		886.1		798.8		725.9		687.9
Return on average stockholders’ equity	17.9%		16.7%		17.1%		16.2%		14.9%
Return on average total capital	10.3%		10.0%		10.8%		10.9%		10.3%
Depreciation and amortization	119.2		124.1		108.1		97.7		88.9
Capital expenditures	91.0		117.5		100.4		137.4		139.8
Number of common stockholders	4,542		4,747		5,005		5,316		5,721
Number of employees	11,837		11,012		10,969		9,534		9,364

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

Jeffrey H. Curler	Gene C. Wulf	Stanley A. Jaffy
President and Chief Executive Officer	Vice President, Chief Financial Officer and Treasurer	Vice President and Controller

Report of Independent Accountants

To the Stockholders and the Board of Directors of Bemis Company, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Bemis Company, Inc., and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 4 to the consolidated financial statements, in 2002 the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

January 22, 2003

CONSOLIDATED STATEMENT OF INCOME	Bemis Company, Inc.
Years Ended December 31,	and Subsidiaries

(in thousands, except per share amounts)

	2002	2001	2000

Net sales	$2,369,038	$2,293,104	$2,164,583

Costs and expenses:
Cost of products sold	1,840,115	1,815,442	1,717,259
Selling, general, and administrative expenses	229,325	207,158	192,275
Research and development	17,446	10,313	10,080
Interest expense	15,445	30,343	31,609
Other costs (income), net	(1,206)	1,869	1,362
Minority interest in net income	898	554	496

Income before income taxes	267,015	227,425	211,502

Provision for income taxes	101,500	87,100	80,900

Net income	$165,515	$140,325	$130,602

Basic earnings per share of common stock	$3.13	$2.66	$2.46

Diluted earnings per share of common stock	$3.08	$2.64	$2.44

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET	Bemis Company, Inc.
December 31,	and Subsidiaries

(dollars in millions, except per share amounts)

ASSETS	2002	2001

Current assets:
Cash	$56,401	$35,101
Accounts receivable, less $13,689 and $14,434 for doubtful accounts and allowances	321,790	258,397
Inventories	308,344	259,755
Prepaid expenses	35,120	33,644

Total current assets	721,655	586,897

Property and equipment:
Land and land improvements	22,520	20,369
Buildings and leasehold improvements	306,466	268,470
Machinery and equipment	1,190,516	1,108,275
Total property and equipment	1,519,502	1,397,114
Less accumulated depreciation	(609,549)	(544,394)

Net property and equipment	909,953	852,720

Other long-term assets:
Goodwill	448,009	333,275
Other intangible assets	76,176	85,825
Deferred charges and other assets	100,857	64,257

Total other long-term assets	625,042	483,357

Total assets	$2,256,650	$1,922,974

See accompanying notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS’ EQUITY	2002	2001

Current liabilities:
Current portion of long-term debt	$3,516	$3,572
Short-term borrowings	1,714	2,091
Accounts payable	230,468	173,766
Accrued liabilities:
Salaries and wages	71,610	45,241
Income taxes	8,248	4,151
Other	10,297	9,361
Total current liabilities	325,853	238,182

Long-term debt, less current portion	718,277	595,249
Deferred taxes	106,050	121,979
Other liabilities and deferred credits	143,056	79,288

Total liabilities	1,293,236	1,034,698

Minority interest	4,440	2,128

Commitments and contingencies

Stockholders’ equity:
Common stock, $.10 par value:
Authorized - 248,000,000 shares Issued - 61,344,887 and 61,270,317 shares	6,134	6,127
Capital in excess of par value	248,206	244,978
Retained earnings	1,052,475	942,019
Accumulated other comprehensive income (loss)	(97,497)	(56,659)
Common stock held in treasury, 8,401,149 and 8,400,388 shares, at cost	(250,344)	(250,317)

Total stockholders’ equity	958,974	886,148

Total liabilities and stockholders’ equity	$2,256,650	$1,922,974

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS	Bemis Company, Inc.
Years Ended December 31,	and Subsidiaries

(in thousands)

	2002	2001	2000

Cash flows from operating activities:
Net income	$165,515	$140,325	$130,602
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	119,231	124,147	108,130
Minority interest in net income	898	554	496
Stock award compensation	15,210	11,332	6,339
Deferred income taxes	19,391	14,103	16,536
Losses of unconsolidated affiliated companies	208	2,320	2,732
Loss (gain) on sale of property and equipment	1,279	1,221	234
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(28,373)	48,973	(50,915)
Inventories	(20,083)	19,403	19,525
Prepaid expenses	(127)	2,142	1,034
Accounts payable	26,879	(42,989)	(6,790)
Accrued salaries and wages	826	7,565	5,233
Accrued income taxes	4,561	7,782	(4,174)
Accrued other taxes	(205)	257	(145)
Changes in other liabilities and deferred credits	(2,128)	14,850	(6,306)
Changes in deferred charges and other investments	(16,352)	(34,046)	(15,073)

Net cash provided by operating activities	286,730	317,939	207,458

Cash flows from investing activities:
Additions to property and equipment	(91,004)	(117,481)	(100,420)
Business acquisitions, net of cash acquired	(209,583)	(72,155)	(295,075)
Proceeds from sales of property and equipment	416	867	1,943
Other			(1,082)

Net cash used by investing activities	$(300,171)	$(188,769)	$(394,634)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)	Bemis Company, Inc.
Years Ended December 31,	and Subsidiaries

(in thousands)

	2002	2001	2000

Cash flows from financing activities:
Proceeds from long-term debt	$88,995	$160,001	$66,713
Repayment of long-term debt		(1,295)	(973)
Change in short-term borrowings	(724)	(5,135)	2,034
Change in current portion of long-term debt	(304)	(223,889)	226,410
Cash dividends paid to stockholders	(55,059)	(52,812)	(51,158)
Purchase of common stock for the treasury		(1,226)	(42,752)
Stock incentive programs		687

Net cash provided (used) by financing activities	32,908	(123,669)	200,274

Effect of exchange rates on cash	1,833	690	(2,375)

Net increase in cash	21,300	6,191	10,723
Cash balance at beginning of year	35,101	28,910	18,187

Cash balance at end of year	$56,401	$35,101	$28,910

Supplemental disclosure of cash flow information:
Business Acquisitions, net of cash acquired:
Working capital acquired (net)	$25,214	$5,052	$(82)
Property acquired (net)	74,061	16,813	59,978
Goodwill and intangible assets acquired	112,783	49,085	251,640
Deferred charges and other assets acquired	333	3,000
Long-term debt, deferred taxes, and other liabilities	(2,808)	(1,795)
Minority interest acquired			38,388
Net value acquired	209,583	72,155	349,924
Common stock issued			(54,849)
Cash used for acquisition	$209,583	$72,155	$295,075

Interest paid during the year	$15,939	$23,209	$33,275
Income taxes paid during the year	$82,202	$63,632	$70,638

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT	Bemis Company, Inc.
OF STOCKHOLDERS’ EQUITY	and Subsidiaries

(dollars in thousands, except per share amounts)

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock Held In Treasury	Total Stockholders’ Equity

Balance at December 31, 1999	$5,910	$181,957	$775,011	$(30,644)	$(206,339)	$725,895

Net income			130,602			130,602
Translation adjustment				(19,178)		(19,178)
Pension liability adjustment, net of $(642) tax benefit				(33)		(33)
Total comprehensive income						111,391
Cash dividends paid on common stock $.96 per share			(51,107)			(51,107)
1,730,952 shares of common stock issued in acquisition of minority interest	173	54,676				54,849
Stock incentive programs and related tax effects	14	467				481
Purchase of 1,460,900 shares of common stock					(42,752)	(42,752)

Balance at December 31, 2000	6,097	237,100	854,506	(49,855)	(249,091)	798,757

Net income			140,325			140,325
Translation adjustment				(6,634)		(6,634)
Pension liability adjustment, net of $(108) tax benefit				(170)		(170)
Total comprehensive income						133,521
Cash dividends paid on common stock $1.00 per share			(52,812)			(52,812)
Stock incentive programs and related tax effects	30	7,878				7,908
Purchase of 30,000 shares of common stock					(1,226)	(1,226)

Balance at December 31, 2001	6,127	244,978	942,019	(56,659)	(250,317)	886,148

Net income			165,515			165,515
Translation adjustment				7,015		7,015
Pension liability adjustment, net of $(29,313) tax benefit				(47,853)		(47,853)
Total comprehensive income						124,677
Cash dividends paid on common stock $1.04 per share			(55,059)			(55,059)
Stock incentive programs and related tax effects	7	3,228				3,235
Common stock transaction (761 shares) related to an escrow settlement of a previous subsidiary acquisition					(27)	(27)

Balance at December 31, 2002	$6,134	$248,206	$1,052,475	$(97,497)	$(250,344)	$958,974

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – DESCRIPTION OF THE BUSINESS

Bemis Company, Inc., a Missouri corporation, was founded in 1858 and incorporated in 1885 as Bemis Bro. Bag Company.  In 1965 the name was changed to Bemis Company, Inc.  Based in Minneapolis, Minnesota, the Company employs nearly 12,000 individuals in 55 manufacturing facilities in ten countries around the world.  The Company is a principal manufacturer of flexible packaging products and pressure sensitive materials selling to customers throughout the United States, Canada, and Europe with a growing presence in Asia Pacific, South America, and Mexico.

The Company’s business activities are organized around its two business segments, Flexible Packaging, which accounted for approximately 79 percent of 2002 net sales, and Pressure Sensitive Materials, which accounted for the remaining net sales.  The Company’s flexible packaging business has a strong technical base in polymer chemistry, film extrusion, coating, laminating, printing, and converting.  The Company’s pressure sensitive materials business specializes in adhesive technologies.  The primary market for the Company’s products is the food industry which accounted for approximately 65 percent of 2002 net sales.  Other markets include chemical, agribusiness, medical, pharmaceutical, personal care products, batteries, electronics, automotive, construction, graphic industries, and other consumer goods.  All markets are considered to be highly competitive as to price, innovation, quality, and service.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation:  The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries.  All significant intercompany transactions and accounts have been eliminated in consolidation.

Revenue recognition:  Sales and related cost of sales are recognized primarily upon shipment of products or when all of the conditions of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 are fulfilled.  There are no significant post delivery obligations and all related costs associated with revenue are recoginzed at the time of sale.

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

Property and equipment:  Property and equipment are stated at cost.  Plant and equipment are depreciated for financial reporting purposes principally using the straight-line method over the estimated useful lives of assets as follows:  land improvements, 15-30 years; buildings, 15-45 years; leasehold and building improvements, 8-20 years; and machinery and equipment, 3-16 years.  For tax purposes, the Company generally uses accelerated methods of depreciation.  The tax effect of the difference between book and tax depreciation has been provided as deferred income taxes.  On sale or retirement, the asset cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in income.  Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.  Interest costs, which are capitalized during the construction of major capital projects, totaled $55,000 in 2002, $197,000 in 2001, and $1,653,000 in 2000.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for Impairment of Long-Lived Assets”.  SFAS No. 144, effective for financial statements for fiscal years beginning after December 15, 2001, addresses issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and develops a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.  The adoption of SFAS No. 144 on January 1, 2002, had no impact on the Company’s financial position or results of operations.

Goodwill:  Goodwill represents the excess of cost over net assets of businesses acquired.  Effective January 1, 2002, the Company adopted the reporting requirements of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” and, as required, has applied its requirements to acquisitions made after June 30, 2001.  Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment.  Contractual or separable intangible assets that have finite useful lives will continue to be amortized over their useful lives.

Intangible assets:  Intangible assets are being amortized against income using the straight-line method over their estimated useful lives, with periods ranging up to 20 years. The straight-line method of amortization reflects an appropriate allocation of the costs of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the Company in each reporting period.  The Company periodically reviews intangible assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable. Recoverability is assessed by comparing anticipated undiscounted future cash flows from operations to net book value.

Taxes on undistributed earnings:  No provision is made for U.S. income taxes on earnings of non-U.S. subsidiary companies which the Company controls but does not include in the consolidated federal income tax return since it is management’s practice and intent to indefinitely reinvest the earnings.

Translation of foreign currencies:  The Company considers the local currency to be the reporting currency for all foreign subsidiaries.  Assets and liabilities are translated at the exchange rate as of the balance sheet date.  All revenue and expense accounts are translated at average exchange rates in effect during the year.  Translation adjustments are recorded as a separate component of equity.

Accumulated other comprehensive income (loss):  The components of accumulated other comprehensive income (loss) are as follows as of December 31,:

(in thousands)	2002	2001	2000
Foreign currency translation	$(47,743)	$(54,758)	$(48,124)
Minimum pension liability	(49,754)	(1,901)	(1,731)

Accumulated other comprehensive income (loss)	$(97,497)	$(56,659)	$(49,855)

Statement of Cash Flows:  For purposes of reporting cash flows, cash includes cash on hand and demand deposit accounts.

Preferred Stock Purchase Rights:  On July 29, 1999, the Company’s Board of Directors adopted a Shareholder Rights Plan by declaring a dividend of one preferred share purchase right for each outstanding share of common stock.  Under certain circumstances, a right may be exercised to purchase one two-hundredth of a share of Series A Junior Preferred Stock for $120, subject to adjustment.  The rights become exercisable if, subject to certain exceptions, a person or group acquires beneficial ownership of 15 percent or more of the Company’s outstanding common stock or announces an offer which would result in such person acquiring beneficial ownership of 15 percent or more of the Company’s outstanding common stock.  If a person or group acquires beneficial ownership of 15 percent or more of the Company’s outstanding common stock, subject to certain exceptions, each right will entitle its holder to buy common stock of the Company having a market value of twice the exercise price of the right.  The rights expire August 23, 2009, and may be redeemed by the Company for $.001 per right at any time before a person becomes a beneficial owner of 15 percent or more of the Company’s outstanding common stock.  The Company’s Board of Directors has designated 600,000 shares of Series A Junior Preferred Stock with a par value of $1 per share that relate to the Shareholder Rights Plan.  At December 31, 2002, none of these shares were issued or outstanding.

Accounting for Stock-Based Compensation:  In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.  An amendment of FASB Statement No. 123.”  The Company is choosing to continue with its current practice of applying the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees.”  The Company has adopted the disclosure requirements of SFAS No. 148 in its discussion of stock based employee compensation but the alternative transition options made available by the standard are not being implemented.

The intrinsic value method is used to account for stock-based compensation plans.  If compensation expense had been determined based on the fair value method, net income and income per share would have been adjusted to the pro forma amounts indicated below:

(dollars in thousands, except per share amounts)	2002	2001	2000
Net income - as reported	$165,515	$140,325	$130,602
Add: Stock-based compensation expense included in net income, net of related tax effects	9,428	6,992	3,914
Deduct: Total stock-based compensation expense determined under fair value, net of related tax effects	(10,537)	(8,227)	(7,857)

Net income - pro forma	$164,406	$139,090	$126,659

Basic earnings per share - as reported	$3.13	$2.66	$2.46
Basic earnings per share - pro forma	$3.11	$2.63	$2.38

Diluted earnings per share - as reported	$3.08	$2.64	$2.44
Diluted earnings per share - pro forma	$3.06	$2.62	$2.37

Compensation expense for pro forma purposes is reflected over the vesting period.  Note 9 contains the significant assumptions used in determining the underlying fair value of options.

Financial Instruments:  SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, establishes standards for recognition and measurement of derivatives and hedging activities and requires that all derivative instruments be recorded on the balance sheet at fair value.  Pursuant to SFAS No. 133, derivative instruments such as forward foreign currency exchange contracts and interest rate swap arrangements are recorded at fair value.  Implementation of this standard as required on January 1, 2001, did not have a material effect on the Company’s financial position or results of operation.

Environmental cost:  The Company is involved in a number of environmental related disputes and claims.  The Company accrues for environmental costs when it is probable that these costs will be incurred and can be reasonably estimated.  At December 31, 2002 and 2001, reserves were $751,000 and $778,000, respectively.  Adjustments to the reserve accounts and costs which were directly expensed for environmental remediation matters resulted in charges to the income statements for 2002, 2001, and 2000 of $327,000, $406,000, and  $183,000, net of third party reimbursements totaling $101,000, $5,000, and $150,000, for 2002, 2001, and 2000, respectively.

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

Note 3 – NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which must be adopted no later than January 1, 2003.  This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost.  The adoption of SFAS No. 143 is not expected to have a material impact on the Company’s financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”  This standard reviews the accounting for certain exit costs and disposal activities currently set forth in Emerging Issues Task Force issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”  The principal change relates to the requirements necessary for recognition of a liability for a cost associated with an exit or disposal activity.  The new statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred versus the date of commitment to an exit plan.  This statement is effective for exit and disposal activities initiated after December 31, 2002.  The Company expects the new standard to principally impact the ultimate timing of when charges are recorded as opposed to the amount of the ultimate charge.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.”  This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.  It also clarifies (for guarantees issued after January 1, 2003) that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee.  At December 31, 2002, the Company does not have any significant guarantees or required disclosures under FASB Interpretation No. 45.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.”  This interpretation addresses the requirements for business enterprises to consolidate related entities in which they are determined to be the primary beneficiary as a result of their variable economic interests.  The interpretation is intended to provide guidance in judging multiple economic interests in an entity and in determining the primary beneficiary.  The interpretation outlines disclosure requirements for Variable Interest Entities in existence prior to January 31, 2003, and outlines consolidation requirements for Variable Interest Entities created after January 31, 2003.

The Company has reviewed its major commercial relationships and its overall economic interests with other companies consisting of related parties, contracted manufacturing vendors, companies in which it has an equity position, and other suppliers to determine the extent of its variable economic interest in these parties.  The review has not resulted in a determination that the Company would be judged to be the primary economic beneficiary in any material relationships, or that any material entities would be judged to be Variable Interest Entities of the Company.  The Company believes it has appropriately reported the economic impact and its share of risks of its commercial relationships through its equity accounting.

Note 4 - ADOPTION OF SFAS NO. 142, “GOODWILL AND OTHER INTANGIBLE ASSETS”

Effective January 1, 2002, the Company adopted the reporting requirements of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” and, as required, has applied its requirements to acquisitions made after June 30, 2001.  Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment.  Contractual or separable intangible assets that have finite useful lives will continue to be amortized over their useful lives.

SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level at adoption and at least annually thereafter, utilizing a two-step methodology.  The initial step requires the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit.  If the fair value exceeds the carrying value, no impairment loss would be recognized.  However, if the carrying value of the reporting unit exceeds its fair value, the goodwill of this unit may be impaired.  The amount of the impairment, if any, would then be measured in the second step.

In connection with adopting this standard as of January 1, 2002, during the first quarter, and as of September 30, 2002, during the fourth quarter, the Company completed step one of the test for impairment, which indicated that the carrying value of each reporting unit was less than their estimated fair values, as determined utilizing various evaluation techniques including discounted cash flow and comparative market analysis.  Accordingly, step two was not required.  The Company also reassessed the useful lives and the classifications of identifiable intangible assets and determined that they continue to be appropriate.

Changes in the carrying amount of goodwill attributable to each reportable operating segment follows:

(in thousands)	Flexible Packaging Segment	Pressure Sensitive Materials Segment	Total
Reported balance at December 31, 2001	$293,898	$39,377	$333,275

Intangible assets reclassified into goodwill at January 1, 2002	21,220	11,331	32,551

Goodwill acquired during 2002	87,086		87,086

Currency translation and other adjustments	(4,903)		(4,903)

Reported goodwill balance at December 31, 2002	$397,301	$50,708	$448,009

The preliminary allocation of the purchase price for 2002 acquisitions discussed in Note 5 includes the initial valuation of identifiable intangible assets and goodwill.  Valuation consultants are currently conducting their reviews to assist management in defining and valuing assets acquired, including intangible assets.  The valuation is expected to be completed during the first half of 2003 and appropriate adjustment to goodwill and intangible assets will be made to reflect that final valuation.

The components of intangible assets subject to amortization follow:

	December 31, 2002		December 31, 2001
Intangible Asset (in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets reclassified into goodwill			$36,321	$(3,770)
Contract based	$15,323	$(3,233)	15,151	(2,048)
Technology based	52,034	(5,285)	42,471	(2,850)
Marketing related	9,075	(292)
Customer based	9,367	(813)	1,000	(450)
Reported balance	$85,799	$(9,623)	$94,943	$(9,118)

Amortization expense for intangible assets during 2002 was $5.1 million.  Estimated amortization expense for 2003, 2004, and 2005 is $6.1 million each year, for 2006 is $6.0 million, and for 2007 is $5.9 million.

Actual year-to-date results of operations for the period ended December 31, 2002, and pro forma results of operations for the same comparative periods ended December 31, 2001 and 2000, had we applied the nonamortization provisions of SFAS No. 142 in that period follow:

	Twelve Months Ended December 31,
(in thousands, except per share amounts)	2002	2001	2000
Reported net income	$165,515	$140,325	$130,602
Add back amortization, net of tax, for:
Goodwill		7,940	5,868
Intangible assets reclassified into goodwill		1,474	233
Adjusted net income	$165,515	$149,739	$136,703

Basic earnings per share:
Reported net income	$3.13	$2.66	$2.46
Goodwill amortization		0.15	0.11
Intangible assets reclassified into goodwill		0.03
Adjusted net income	$3.13	$2.84	$2.57

Diluted earnings per share:
Reported net income	$3.08	$2.64	$2.44
Goodwill amortization		0.15	0.11
Intangible assets reclassified into goodwill		0.03
Adjusted net income	$3.08	$2.82	$2.55

Note 5 - BUSINESS ACQUISITIONS AND DISPOSITIONS

Effective on October 1, 2002, the Company purchased the Walki Films business of UPM-Kymmene for a cash price of $68.5 million which is subject to a working capital adjustment.  The acquired business, which recorded annual sales in 2001 of approximately $120.0 million (unaudited), becomes the largest component of Bemis’ European packaging operations and specilizes in high barrier vacuum and modified atmosphere packaging used primarily for packaging meat, cheese, and other fresh foods.  The acquisition included manufacturing plants in Valkeakoski, Finland, and Epernon, France.  The total cash purchase price has been accounted for under the purchase method of accounting reflecting the provisions of SFAS No. 141 and SFAS No. 142 and includes the preliminary allocations as follows:  $76.8 million to tangible assets; $7.9 million to intangible assets; $23.2 million to liabilities assumed; $5.1 million to tax deductible goodwill, and $1.9 million to non-deductible goodwill.  Intangible assets acquired have a weighted-average useful life of approximately 10 years and include $0.2 million for contract based intangibles with a useful life of 1 year, $3.7 million for marketing related intangibles with a useful life of 10 years, and $4.0 million for customer based intangibles with a useful life of 10 years.  The third-party valuation of certain tangible and intangible assets relating to the acquisition is not final; thus the purchase price allocation is subject to further refinement.  Results of operations subsequent to September 30, 2002, are included in these financial statements.

On July 31, 2002, the Company acquired the global Clysar® shrink film business of E.I. du Pont de Nemours and Company.  This business, now known as Bemis Clysar, Inc., is a global supplier of premium polyolefin shrink film used primarily in total over-wrap applications for the display, protective packaging, and food markets.  Operating from plants in Clinton, Iowa, and Le Trait, France, this business is part of the high barrier product line of our flexible packaging segment and had annual sales in 2001 of approximately $100.0 million (unaudited).  The cash purchase price of $142.0 million, subject to a working capital adjustment, is accounted for under the purchase method of accounting reflecting the provision of SFAS No. 141 and SFAS No. 142.  The preliminary purchase price allocation included $52.0 million to tangible assets, $18.7 million to intangible assets, $8.8 million to liabilities assumed, $78.0 million to tax deductible goodwill, and $2.1 million to non-deductible goodwill. Intangible assets acquired have a weighted-average useful life of approximately 12.8 years and include $9.6 million for technology based intangibles with a useful life of 17.4 years, $5.0 million for marketing related intangibles with a useful life of 10 years, and $4.1 million for customer based intangibles with a useful life of 10 years.  Results of operations subsequent to July 30, 2002, are included in these financial statements.

On September 7, 2001, the Company purchased all of the outstanding stock of Duralam, Inc., which had annual sales of approximately $55.0 million (unaudited), for a cash purchase price of $68.4 million.  Duralam manufactures films for packaging meat, cheese, candy, and other food products at facilities in Appleton and Neenah, Wisconsin.  The total cash purchase price has been accounted for under the purchase method of accounting reflecting the provision of SFAS No. 141 and SFAS No. 142 regarding such acquisitions initiated after June 30, 2001.  The final purchase price allocation included $30.2 million to tangible assets, $9.5 million to liabilities assumed, $15.8 million to tax deductible goodwill, and $31.9 million to non-deductible goodwill.  Results of operations subsequent to September 7, 2001, are included in these financial statements.

On September 8, 2000, the Company purchased the pressure sensitive materials product line of Kanzaki Specialty Papers, Inc. which had approximately $78.0 million (unaudited) in sales in 1999.  This business supplies direct thermal pressure sensitive products to printers for labels used for bar coding, shipping and inventory labeling, and a variety of other end uses.  Assets acquired with this business include a long-term supply agreement to purchase Kanzaki’s high quality face paper to which adhesive will be applied using already available state-of-the-art equipment.  No equipment or facilities were acquired with this business.  The total cash purchase price of $45.2 million has been accounted for under the purchase method of accounting with $28.7 million allocated to intangible assets and $16.5 million allocated to tax deductible goodwill.  Results of operations subsequent to September 7, 2000, are included in these financial statements.

On August 31, 2000, the Company purchased the specialty plastic films business of Viskase Companies, Inc., which supplies a variety of shrinkable barrier bags, films, and cook-in bags to beef, pork, poultry, and cheese processors.  It had net sales of approximately $150.0 million (unaudited) in 1999. This acquisition brought technologies that both complement and extend the technologies employed in the Company’s flexible packaging business.  Included in the acquisition are manufacturing facilities in Centerville, Iowa; Pauls Valley, Oklahoma; Swansea, Wales; and São Paulo, Brazil.  The total cash purchase price of $226.2 million has been accounted for under the purchase method of accounting and includes the following allocations:  $76.2 million to tangible assets; $65.0 million to intangible assets;  $27.3 million to liabilities assumed; and $112.3 million to tax deductible goodwill.  Results of operations subsequent to August 30, 2000, are included in these financial statements.

Effective August 1, 2000, the Company purchased the assets of the flexible packaging business of Arrow Industries, which had net sales of approximately $33.0 million (unaudited) during the preceding twelve months.  Equipment acquired with this business has been strategically deployed into existing facilities to provide additional capacity.  The total cash purchase price of $18.8 million has been accounted for under the purchase method of accounting and includes the following allocations:  $12.0 million to tangible assets; $0.3 million to liabilities assumed; and $7.1 million to tax deductible goodwill.  Results of operations subsequent to July 31, 2000, are included in these financial statements.

On January 6, 2000, the Company purchased the remaining 13 percent minority interest in Morgan Adhesives Company (MACtac).  The Company issued 1,730,952 shares of its common stock, valued at $54.8 million, and paid $3.4 million in cash.  Non-deductible goodwill totaling $19.8 million related to this transaction was also recorded.  Upon the acquisition of these minority shares, MACtac became a wholly-owned subsidiary of Bemis Company, Inc.

Supplemental pro forma results of operations giving effect to the acquisitions are not presented because they are not material.

Note 6 - INVENTORIES

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized at December 31, as follows:

(in thousands)	2002	2001
Raw materials and supplies	$101,003	$82,210
Work in process and finished goods	220,841	192,039
Total inventories, gross	321,844	274,249
Less inventory reserves	(13,500)	(14,494)
Total inventories, net	$308,344	$259,755

Note 7 - PENSION PLANS

Defined contribution plans cover employees at eight different manufacturing or administrative locations  with contributions based on one of two different methods.  One method provides for contributions ranging from 2 percent to 6 percent of covered employees’ salaries or wages, whereas the other method provides for  contributions each pay period based upon a combination of the employee’s job level and years of experience.  These costs totaled $971,000 in 2002, $1,317,000 in 2001, and $1,547,000 in 2000.  Multiemployer plans cover employees at three different manufacturing locations and provide for contributions to a union administered defined benefit pension plan.  Amounts charged to pension cost and contributed to the multiemployer plans in 2002, 2001, and 2000 totaled $732,000, $667,000, and $771,000, respectively.

The Company has defined benefit pension plans covering the majority of U.S. employees.  The benefits under the plans are based on years of service and salary levels.  Certain plans covering hourly employees provide benefits of stated amounts for each year of service.  In addition, the Company also sponsors an unfunded supplemental retirement plan to provide senior management with benefits in excess of limits under the federal tax law and increased benefits to reflect a service adjustment factor.  Net periodic pension cost for defined benefit plans included the following components for the years ended December 31, 2002, 2001, and 2000.

(in thousands)	2002	2001	2000
Service cost - benefits earned during the year	$12,129	$11,447	$9,271
Interest cost on projected benefit obligation	24,884	23,557	20,915
Expected return on plan assets	(41,996)	(43,247)	(38,223)
Amortization of unrecognized transition obligation	987	1,118	992
Amortization of prior service cost	1,431	1,532	1,248
Recognized net (gain) or loss	(2,309)	(6,927)	(5,750)

Net periodic pension (income) cost	$(4,874)	$(12,520)	$(11,547)

Changes in benefit obligations and plan assets, and a reconciliation of the funded status at December 31, 2002 and 2001, are as follows:

(in thousands)	2002	2001

Change in Benefit Obligation

Benefit obligation at the beginning of the year	$369,916	$343,109
Service cost	12,129	11,447
Interest cost	24,884	23,557
Plan participants’ contributions	321	324
Plan amendments	3,344	1,662
Actuarial (gain) or loss	3,786	4,958
Acquisition		6,132
Benefits paid	(19,330)	(20,252)
Foreign currency exchange rate changes	1,370	(1,021)

Benefit obligation at the end of the year	$396,420	$369,916

Change in Plan Assets
Fair value of plan assets at the beginning of the year	$358,953	$427,672
Actual return on plan assets	(55,854)	(53,922)
Acquisition		3,736
Employer contributions	1,804	2,301
Plan participants’ contributions	321	324
Benefits paid	(19,330)	(20,252)
Foreign currency exchange rate changes	1,284	(906)

Fair value of plan assets at the end of the year	$287,178	$358,953

Reconciliation of Funded Status
Funded status	$(109,243)	$(10,964)
Unrecognized net (gain) or loss	117,425	12,622
Unrecognized transition (asset) or obligation	2,499	3,372
Unrecognized prior service cost	15,510	14,580

Prepaid pension asset	$26,191	$19,610

The Company has recorded the following amounts pursuant to SFAS No. 87, “Employers’ Accounting for Pensions,” to reflect the minimum pension obligation at December 31:

(in thousands)	2002	2001	2000
Intangible asset	$17,038	$19,066
Deferred tax	30,493	1,180	$1,072
Pension liability	(97,285)	(22,147)	(2,803)

Reduction in stockholders’ equity	$(49,754)	$(1,901)	$(1,731)

Presented below are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for only those pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2002, 2001, and 2000.  In 2002, two large pension plans became underfunded as a result of losses in plan assets experienced during the past three years.

(in thousands)	2002	2001	2000
Projected benefit obligation	$372,856	$20,288	$17,997
Accumulated benefit obligation	$337,720	$14,465	$14,213
Fair value of assets	$265,740	$2,637	$1,835

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation is presented below.

	December 31,
	2002	2001	2000
Weighted-average discount rate	6.75%	7.00%	7.00%
Rate of increase in future compensation levels	5.00%	5.50%	5.50%

The expected long-term rate of return on assets was 10 percent for 2002, 2001, and 2000.  Effective January 1, 2003, the expected long-term rate of return on assets was reduced to 9.5 percent.

Total pension income in 2002, 2001, and 2000 was $3,171,000, $10,536,000, and $9,229,000,  respectively.

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

Net periodic postretirement benefit costs included the following components for the years ended December 31, 2002, 2001, and 2000.

(in thousands)	2002	2001	2000
Service cost - benefits earned during the year	$318	$291	$292
Interest cost on accumulated postretirement benefit obligation	1,060	1,012	924
Amortization of prior service cost	48	48	48
Recognized net (gain) or loss		(31)	(60)

Net periodic postretirement benefit cost	$1,426	$1,320	$1,204

Changes in benefit obligation and plan assets, and a reconciliation of the funded status at December 31, 2002 and 2001, are as follows:

(in thousands)	2002	2001
Change in Benefit Obligation
Benefit obligation at the beginning of the year	$15,738	$15,038
Service cost	318	291
Interest cost	1,060	1,012
Plan amendments	232
Actuarial (gain) or loss	540	312
Benefits paid	(930)	(915)

Benefit obligation at the end of the year	$16,958	$15,738

Change in Plan Assets
Fair value of plan assets at the beginning of the year	$0	$0
Employer contribution	930	915
Benefits paid	(930)	(915)

Fair value of plan assets at the end of the year	$0	$0

Reconciliation of Funded Status
Funded status	$(16,958)	$(15,738)
Unrecognized net actuarial (gain) or loss	(1,015)	(1,555)
Unrecognized prior service cost	575	391

Accrued postretirement benefit liability	$(17,398)	$(16,902)

The health care cost trend rate assumption has a significant effect on the amounts reported.  A one-percentage point change in assumed health care trends would have the following effects:

(in thousands)	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$145	$(125)
Effect on postretirement benefit obligation	$1,438	$(1,264)

For measurement purposes, a 9.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002; the rate was assumed to decrease gradually to 5.5 percent by the year 2006 and remain at that level thereafter.  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75 percent in 2002 and 7.0 percent in 2001.

Note 9 - STOCK OPTION AND INCENTIVE PLANS

Since 1987, the Company’s stock option and stock award plans have provided for the issuance of up to 6,900,000 shares of common stock to key employees.  As of December 31, 2002, 2001, and 2000, respectively, 1,798,459, 1,921,364, and 199,535 shares were available for future grants under these plans.

Options are granted at prices equal to fair market value on the date of the grant and are exercisable, upon vesting, over varying periods up to ten years from the date of grant.  Options for Directors vest immediately while options for Company employees vest over three years (one-third per year).  Shares subject to options granted but not exercised become available for future grants.

Details of the stock option plans at December 31, 2002, 2001, and 2000, are:

	Number of Shares	Per Share Option Price Range	Weighted- Average Price Per Share

Outstanding at December 31, 1999	1,208,473	$14.94 - $45.03	$27.09

Granted in 2000	412,349	31.72 - 37.63	35.46
Exercised in 2000	(380,000)	14.94	14.94
Outstanding at December 31, 2000	1,240,822	$18.72 - $45.03	$33.59

Exercisable at December 31, 2000

1,005,968

$18.72 - $45.03

$

 32.85

Granted in 2001	142,052	33.56 - 44.07	34.96
Exercised in 2001	(134,363)	18.72 - 32.31	24.38
Outstanding at December 31, 2001	1,248,511	$20.38 - $45.03	$34.74
Exercisable at December 31, 2001	942,705	$20.38 - $45.03	$34.44

Granted in 2002	73,443	47.71 - 53.90	49.18
Exercised in 2002	(27,326)	22.06 - 24.63	23.91
Outstanding at December 31, 2002	1,294,628	$20.38 - $53.90	$35.79
Exercisable at December 31, 2002	1,035,909	$20.38 - $45.03	$34.88

The following table summarizes information about outstanding stock options at December 31, 2002.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/02	Weithted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/02	Weighted-Average Exercise Price
$ 20.38 - 24.63	133,753	1.5 years	$23.49	133,753	$23.49
$ 31.72 - 38.42	932,432	6.0 years	$34.96	747,156	$34.83
$ 44.07 - 53.90	228,443	6.2 years	$46.34	155,000	$45.00
$ 20.38 - 53.90	1,294,628	5.6 years	$35.79	1,035,909	$34.88

The weighted-average fair value of stock options granted during 2002, 2001, and 2000 used in computing pro forma compensation expense was $20.08, $12.92, and $11.82 per share, respectively.  The fair value was estimated using the Black-Scholes option-pricing model using the following weighted-average assumptions for 2002, 2001 and 2000:

	2002	2001	2000
Dividend yield	2.1%	2.9%	2.7%
Expected volatility	29.0%	29.5%	28.3%

Risk-free interest rate	6.75%	7.0%	7.0%
Expected lives (in years)	10.0	10.0	8.0

In 1994 and in 2001, the Company adopted a Stock Incentive Plan for certain key executive employees.  The 1994 and 2001 Plans provide for the issuance of up to 2,000,000 and 2,500,000 grants, respectively. Each Plan expires 10 years after its inception, at which point no further stock options or performance units may be granted.  Since 1994, 1,966,455 and 735,086 grants of either stock options or performance units (commonly referred to as restricted stock) have been made under the 1994 and 2001 plans, respectively.  Distribution of the performance units is normally made in the form of shares of the Company’s common stock on a one for one basis.  Distribution of the shares will normally be made not less than three years nor more than six years from the date of the performance unit grant.  All performance units granted under the plan are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement.  In addition, cash payments are made during the grant period on outstanding performance units equal to the dividend on Bemis common stock.  The cost of the awards is charged to income over the vesting period:  $15,210,000 was expensed in 2002, $11,332,000 in 2001, and $6,339,000 in 2000.

Details of the stock award plan at December 31, 2002, 2001, and 2000, are:

Number of Shares

Outstanding at December 31, 1999	1,094,796
Granted	244,492
Paid	(14,000)
Canceled	(145,182)

Outstanding at December 31, 2000	1,180,106
Granted	676,869
Paid	(320,170)
Canceled	(40,750)

Outstanding at December 31, 2001	1,496,055
Granted	97,824
Paid	(99,681)
Canceled	(48,362)

Outstanding at December 31, 2002	1,445,836

Note 10 - LEASES

All noncancelable leases have been categorized as capital or operating leases.  The Company has leases for manufacturing plants, warehouses, machinery and equipment, and administrative offices with terms (including renewal options) ranging from one to 42 years.  Under most leasing arrangements, the Company pays the property taxes, insurance, maintenance, and other expenses related to the leased property.  Total rental expense under operating leases was $13,330,000 in 2002, $12,476,000 in 2001, and $9,296,000 in 2000.

The present values of minimum future obligations shown in the following chart are calculated based on interest rates ranging from 11 to 12.5 percent determined to be applicable at the inception of the lease.  Interest expense on the outstanding obligations under capital leases was $8,000 in 2002, $1,000 in 2001, and $0 in 2000.

Minimum future obligations on leases in effect at December 31, 2002, are:

(in thousands)	Capital Leases	Operating Leases

2003	$380	$7,705
2004	370	4,664
2005	179	3,021
2006	184	2,203
2007	190	1,729
Thereafter	0	6,347

Total minimum obligations	1,303	$25,669

Less amount representing interest	188

Present value of net minimum obligations	1,115

Less current portion	241

Long-term obligations	$874

Note 11 - LONG-TERM DEBT

Long-term debt maturing in years 2003 through 2007 is $3,516,000, $1,584,000, $107,198,000, $318,500,000, and $196,000, respectively.

Under the terms of a revolving credit agreement with five banks, the Company may borrow up to $334.0 million through August 1, 2006.  The Company currently pays a facility fee of .12 percent  annually on the entire amount of the commitment.  In addition to the revolving long-term credit agreement, the Company has a 364-day credit agreement with seven banks under which it may borrow up to $250.0 million.  This 364-day credit agreement was renewed in January 2003, with six banks under which the Company may borrow up to $215.0 million.  The Company pays a facility fee of .10 percent annually on the entire amount of the commitment.  There were no borrowings outstanding under these agreements at December 31, 2002.  These credit facilities are used primarily to support the Company’s issuance of commercial paper.

During the third quarter 2001, to obtain greater exposure to short-term variable interest rates, the Company entered into long-term interest rate swap agreements for a total notional amount of $350.0 million with three major U.S. banks.  These interest rate swap agreements have been designated as hedges of changes in the fair value of the Company’s $350.0 million fixed rate long-term debt obligations ($100.0 million, 6.7 percent notes due July 1, 2005, and $250.0 million, 6.5 percent notes due August 15, 2008).  Counterparties to these agreements are major U.S. banks who also participate in the Company’s bank credit facilities.  Credit loss from counterparty nonperformance is not anticipated.

Under these interest rate swap agreements the Company will receive a fixed rate of interest and pay a variable rate of interest over the term without the exchange of the underlying notional amounts. The fixed rate of interest, which the Company will receive, is equal to the interest rate of the Company’s long-term debt which is being hedged.  The variable rate of interest which the Company will pay is based on the six-months London Interbank Offered Rate (LIBOR), set in arrears, plus a fixed spread which is unique to each agreement.  The variable rates are reset semiannually at each net settlement date. The net settlement benefit to the Company, recorded as a reduction in interest expense, was $13.7 million for 2002 and $4.0 million for 2001.

                The terms of the interest rate swap agreements have been specifically designed to conform with the applicable terms of the hedged items and with the requirements of paragraph 68 of SFAS No. 133 to support the assumption of no ineffectiveness (changes in fair value of the debt and the swaps exactly offset) and to simplify the computations necessary to make the accounting entries.  At December 31, 2002, the fair value of these interest rate swaps was $31.8 million in the Company’s favor, as determined by the respective bank using discounted cash flow or other appropriate methodologies, and is included with deferred charges and other assets with a corresponding increase in long-term debt.

Debt consisted of the following at December 31,

(dollars in thousands)	2002	2001
Commercial paper payable through 2003 at an interest rate of 1.4%(1)	$321,020	$229,100
Notes payable in 2008 at an interest rate of 6.5%	250,000	250,000
Notes payable in 2005 at an interest rate of 6.7%	100,000	100,000
Interest rate swap agreement	31,788	(1,290)
Industrial revenue bonds payable through 2015 at interest rates of 1.7% to 1.8%(2)	15,500	15,500

Debt of subsidiary companies payable through 2005 at interest rates of 3.01% to 6.68%	2,370	5,469
Obligations under capital leases	1,115	42

Total debt	721,793	598,821
Less current portion	3,516	3,572
Total long-term debt	$718,277	$595,249

(1)                                  The commercial paper has been classified as long-term debt, to the extent of available long-term backup credit agreements, in accordance with the Company’s ability to refinance such obligations on a long-term basis.  The interest rate of commercial paper outstanding at December 31, 2002, was 1.4 percent.  The maximum outstanding during 2002 was $369,600,000, and the average outstanding during 2002 was $244,084,000.  The weighted-average interest rate during 2002 was 1.7 percent.

(2)                                  Two industrial revenue bonds for which the variable interest rate is determined weekly by a “Remarketing Agent” based on similar debt then available.  The weighted-average interest rate at December 31, 2002 was 1.7 percent.  The weighted-average interest rate during 2002 was 1.6 percent.

Note 12 - INCOME TAXES

(in thousands)	2002	2001	2000
U.S. income before income taxes	$230,205	$196,324	$180,298
Non-U.S. income before income taxes	36,810	31,101	31,204

Income before income taxes	$267,015	$227,425	$211,502

Income tax expense consists of the following components:

Current tax expense:
U.S. federal	$60,176	$54,861	$44,294
Foreign	10,852	7,864	11,354
State and local	11,081	10,272	8,716
Total current tax expense	82,109	72,997	64,364
Deferred tax expense:
U.S. federal	15,329	11,545	13,876
Foreign	1,346	(53)	150
State	2,716	2,611	2,510
Total deferred tax expense	19,391	14,103	16,536

Total income tax expense	$101,500	$87,100	$80,900

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

(in thousands)	2002	2001	2000
Deferred Tax Assets:
Accounts receivable, principally due to allowances for returns and doubtful accounts	$4,752	$4,798	$4,742
Inventories, principally due to additional costs inventoried for tax purposes	3,760	4,470	3,291
Employee compensation and benefits accrued for financial reporting purposes	11,532	12,507	13,892
Other	2,314	3,843	4,099
Total deferred tax assets (included in prepaid expenses and deferred charges)	$22,358	$25,618	$26,024

Deferred Tax Liabilities:
Plant and equipment, principally due to differences in depreciation, capitalized interest, and capitalized overhead	$146,125	$132,479	$112,282
Noncurrent employee compensation and benefits accrued for financial reporting purposes	(40,144)	(12,269)	(11,413)
Other	69	1,769	2,752

Total deferred tax liabilities	$106,050	$121,979	$103,621

The Company’s effective tax rate differs from the federal statutory rate due to the following items:

(dollars in thousands)	2002		2001		2000
	Amount	% of Income Before Tax	Amount	% of Income Before Tax	Amount	% of Income Before Tax
Computed “expected” tax expense on income before taxes at statutory rate	$93,455	35.0%	$79,599	35.0%	$74,026	35.0%
Increase (decrease) in taxes resulting from:
State and local income taxes net of federal income tax benefit	8,968	3.4	8,374	3.7	7,297	3.5
Foreign tax rate differential	(1,703)	(0.6)	(2,955)	(1.3)	144	0.1
Minority interest	314	0.1	194	0.1	174	0.1
Other	466	0.1	1,888	0.8	(741)	(0.4)

Actual income tax expense	$101,500	38.0%	$87,100	38.3%	$80,900	38.3%

The Company’s federal income tax returns for the years prior to 1999 have been audited and completely settled.  Provision has not been made for U.S. or additional foreign taxes on $190,272,000 of undistributed earnings of foreign subsidiaries because those earnings are considered to be indefinitely reinvested in the operations of those subsidiaries.  It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

Note 13- SEGMENTS OF BUSINESS

The Company’s business activities are organized around its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conform to this organizational structure with no significant differences in accounting policies applied.  Minor intersegment sales are generally priced to reflect nominal markups.  The Company evaluates the performance of its segments and allocates resources to them based on operating profit which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.   While there are similarities in selected technology and manufacturing processes utilized between operating segments, notable differences exist in products, application and distribution of products, and customer base.

Products produced within the Flexible Packaging business segment include high barrier, polyethylene, and paper products for food, medical devices, personal care, agribusiness, chemicals, pet food, and tissue.  Products produced within the Pressure Sensitive Materials business segment include film, paper, and metalized plastic film printing stocks used for primary package labeling, promotional decoration, bar code inventory control labels, and laser printing for administrative office and promotional applications.  This segment also includes micro-thin film adhesives used in delicate electronic parts assembly and graphic films for decorative signage.

A summary of the Company’s business activities reported by its two business segments follows:

BUSINESS SEGMENTS (in millions)	2002	2001	2000

Net Sales to Unaffiliated Customers:
Flexible Packaging	$1,871.3	$1,802.3	$1,660.2
Pressure Sensitive Materials	499.1	491.2	506.0

Intersegment Sales:
Flexible Packaging	(1.2)	(0.4)	(1.6)
Pressure Sensitive Materials	(0.2)
Total	$2,369.0	$2,293.1	$2,164.6

Operating Profit and Pretax Profit:
Flexible Packaging	$289.1	$273.2	$221.3
Pressure Sensitive Materials	27.3	12.1	40.1
Total operating profit(1)	316.4	285.3	261.4
General corporate expenses	(33.0)	(27.0)	(17.8)
Interest expense	(15.5)	(30.3)	(31.6)
Minority interest in net income	(0.9)	(0.6)	(0.5)
Income before income taxes	$267.0	$227.4	$211.5

Identifiable Assets:
Flexible Packaging	$1,770.0	$1,486.7	$1,481.3
Pressure Sensitive Materials	358.2	347.6	352.4
Total identifiable assets(2)	2,128.2	1,834.3	1,833.7
Corporate assets(3)	128.5	88.7	54.9
Total	$2,256.7	$1,923.0	$1,888.6

Depreciation and Amortization:
Flexible Packaging	$100.4	$102.0	$86.6
Pressure Sensitive Materials	17.0	20.2	19.9
Corporate	1.8	1.9	1.6
Total	$119.2	$124.1	$108.1

Expenditures for Property and Equipment:
Flexible Packaging	$85.0	$106.4	$86.5
Pressure Sensitive Materials	4.9	9.7	13.1
Corporate	1.1	1.4	0.8
Total	$91.0	$117.5	$100.4

OPERATIONS BY GEOGRAPHIC AREAS (in millions)	2002	2001	2000

Net Sales to Unaffiliated Customers:(4)
United States	$1,930.6	$1,920.8	$1,821.5
Canada	86.3	85.9	77.6
Europe	298.9	239.4	229.3
Other	53.2	47.0	36.2
Total	$2,369.0	$2,293.1	$2,164.6

Identifiable Assets:
United States	$1,713.6	$1,532.2	$1,542.2
Canada	33.0	33.4	34.8
Europe	329.1	210.4	195.9
Other	52.5	58.3	60.8
Total	$2,128.2	$1,834.3	$1,833.7

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

Note 14 – COMMITMENTS AND CONTINGENCIES

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

Note 15 - FINANCIAL INSTRUMENTS

The Company enters into forward foreign currency exchange contracts to manage foreign currency exchange rate exposures associated with certain foreign currency denominated receivables and payables.  At December 31, 2002 and 2001, the Company had outstanding forward foreign currency exchange contracts aggregating $5,028,000 and $3,166,000, respectively.  Forward foreign currency exchange contracts generally have maturities of less than nine months and relate primarily to major Western European currencies.  Counterparties to the forward foreign currency exchange contracts are major financial institutions.  Credit loss from counterparty nonperformance is not anticipated.  The Company has not designated these derivative instruments as hedging instruments.  The $7,600 net settlement expense (fair value) related to active forward foreign currency exchange contracts is recorded on the balance sheet and as an expense element of other costs (income), net.

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

Under these interest rate swap agreements the Company will receive a fixed rate of interest and pay a variable rate of interest over the term without the exchange of the underlying notional amounts. The fixed rate of interest, which the Company will receive, is equal to the interest rate of the Company’s long-term debt which is being hedged.  The variable rate of interest which the Company will pay is based on the six-months London Interbank Offered Rate (LIBOR), set in arrears, plus a fixed spread which is unique to each agreement.  The variable rates are reset semiannually at each net settlement date.  The net settlement benefit to the Company, recorded as a reduction in interest expense, was $13.7 million for 2002 and $4.0 million for 2001.  This position for the Company would become less favorable as short-term interest rates increase.

The terms of the interest rate swap agreements have been specifically designed to conform with the applicable terms of the hedged items and with the requirements of paragraph 68 of SFAS No. 133 to support the assumption of no ineffectiveness (changes in fair value of the debt and the swaps exactly offset) and to simplify the computations necessary to make the accounting entries.  At December 31, 2002, the fair value of these interest rate swaps was $31.8 million in the Company’s favor, as determined by the respective bank using discounted cash flow or other appropriate methodologies, and is included with deferred charges and other assets with a corresponding increase in long-term debt.

At December 31, 2002 and 2001, the carrying value approximates the fair value of financial instruments such as cash, trade receivables and payables, and short-term debt because of the short-term maturities of these instruments.  The fair value of the Company’s long-term debt, including current maturities but excluding capitalized leases, is estimated to be $720,919,000 and $599,097,000 at December 31, 2002 and 2001, respectively, using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different industries and countries. As of December 31, 2002 and 2001, the Company had no significant concentrations of credit risk.

Note 16 – EARNINGS PER SHARE COMPUTATIONS

(in thousands, except per share amounts)

	2002			2001			2000
	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS Income available to common stockholders	$165,515	52,936	$3.13	$140,325	52,816	$2.66	$130,602	53,178	$2.46

Dilutive effects of stock option and stock award plans		810			306			375

Diluted EPS Income available to common stockholders	$165,515	53,746	$3.08	$140,325	53,122	$2.64	$130,602	53,553	$2.44

Certain options outstanding at December 31, 2002, 2001, and 2000, (1,247, 0, and 990,812 shares, respectively) were not included in the computation of diluted earnings per share because they would not have had a dilutive effect.

NOTE 17 - QUARTERLY FINANCIAL INFORMATION - UNAUDITED

(dollars in millions, except per share amounts)

	Net Sales			Gross Profit			Net Income			Basic Earnings Per Share			Diluted Earnings Per Share
	2002	2001	% Change	2002	2001	% Change	2002	2001	% Change	2002	2001	% Change	2002	2001	% Change
Quarter

First	$552.7	$577.4	(4)%	$120.2	$117.2	3%	$34.9	$29.7	18%	$.66	$.56	18%	$.65	$.56	16%

Second	584.8	581.6	1	140.0	122.3	14	44.0	35.5	24.83		.67	24.82		.67	22

Third	601.0	575.6	4	132.3	117.6	13	43.3	36.1	20.82		.68	21.81		.68	19

Fourth	630.5	558.5	13	136.4	120.6	13	43.3	39.0	11.82		.74	11.80		.73	10

Total	$2,369.0	$2,293.1	3%	$528.9	$477.7	11%	$165.5	$140.3	18%	$3.13	$2.66	18%	$3.08	$2.64	17%

The summation of quarterly net income per share may not equate to the calculation for the full year as quarterly calculations are performed on a discrete basis.